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As confidentially submitted with the Securities and Exchange Commission on April 17, 2026
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CONFIDENTIAL DRAFT SUBMISSION
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Wella Company
(Exact name of registrant as specified in its charter)

Delaware	2844	39-2292784
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Park Avenue, 17th Floor
New York, NY 10017
(800) 829-4422
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Frank H. Smalla
Chief Financial Officer and Chief Operating Officer
100 Park Avenue, 17th Floor
New York, NY 10017
(800) 829-4422
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Kenneth B. Wallach, Esq. Sunny Cheong, Esq. Jessica Asrat, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Ian D. Schuman, Esq. Stelios G. Saffos, Esq. Kaj P. Nielsen, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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EXPLANATORY NOTE
This Registration Statement on Form S-1, or this Registration Statement, is being filed by The Wella Company, a Delaware corporation, or the Registrant, in connection with a proposed registered public offering of shares of its common stock. Prior to the consummation of this offering, we intend to undertake a series of reorganization transactions, which we refer to as the Reorganization Transactions, that will result in, among other things, The Wella Company becoming the holding company of the business conducted by Rainbow Capital Group Limited and its consolidated subsidiaries described in the prospectus that is part of this Registration Statement.

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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated             , 2026.
Preliminary Prospectus
Shares
The Wella Company
Common Stock
This is the initial public offering of shares of common stock of The Wella Company. We are offering              shares of our common stock.
Prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price of our common stock will be between $               and $               per share. We intend to apply to list our common stock on             , or                , under the symbol “                 .”
After the completion of this offering, the KKR Stockholders (as defined herein) will beneficially own approximately                % of the voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of             . See “Management—Controlled Company Exception” and “Principal Stockholders.”
Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
__________________
(1)See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.
We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to                 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.
The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about              , 2026.

BofA Securities	Goldman Sachs & Co. LLC	KKR
(listed alphabetically)
The date of this prospectus is              , 2026.

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Through and including                 , 2026, which is the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus or any applicable free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any applicable free writing prospectus, as the case may be, or any sale of shares of our common stock.
This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.
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INDUSTRY AND MARKET DATA
Within this prospectus, we reference information and statistics regarding the industries in which we compete. We have obtained this information and statistics from various independent third-party sources, including independent trade associations, industry publications, reports by market research firms and other independent sources. To track our leadership position in the markets we serve, we look to various metrics, including category and channel size and growth, market share (by category, sub-category, and channel), brand health metrics (awareness, consideration, conversion) and competitive performance. Statements in this prospectus regarding our competitive position are based on independent third-party sources including Nielsen Consumer LLC, or Nielsen, Euromonitor International Ltd, or Euromonitor, and Kline & Company, Inc., or Kline &Co.:
•The size and growth of the global hair and nail market is based on data from Euromonitor’s Beauty and Personal Care 2025 edition and is calculated as the sum of global hair care and global nail products as of 2024. The consumer channel portion of the global pro hair category is included in the global hair and nail market as defined by Euromonitor. Information in this prospectus from Euromonitor is from independent market research carried out by Euromonitor but should not be relied upon in making, or refraining from making, any investment decision.
•The size and growth of the global pro hair market is based on data from Kline & Co., which is calculated as of 2024, and includes pro color, pro care (shampoos, treatments and conditioners) and pro styling brands.
•The size and growth of the global hair appliances market is based on data from Euromonitor’s Beauty and Personal Care 2025 edition and is calculated as of 2024.
•The size and growth of the global retail hair market is based on data from Euromonitor’s Beauty and Personal Care 2025 edition and is calculated as of 2024; this represents a sub-category of the global hair and nail market.
•Information with respect to our hair and nail market share and ranking is based on data from Euromonitor and Kline & Co., including:
◦based on sell-in data from Kline & Co., Wella Professionals has held the #1 global brand rank in salon hair color for five consecutive years, and The Wella Company tied for #2 rank in pro hair in the top 20 addressable markets including Australia, Austria, Belgium, Brazil, Canada, China, France, Germany, India, Ireland, Italy, Japan, Mexico, Netherlands, Nordics, South Korea, Spain, Switzerland, United Kingdom and United States;
◦based on sell-through data from Euromonitor’s Beauty and Personal Care 2025 edition, Clairol is the #2 brand in the colorants category in North America and Wella / Koleston is the #2 brand in the colorants category in emerging markets, which include the Middle East and Africa and Latin America; and
◦based on sell-through data from Euromonitor’s Beauty and Personal Care 2025 edition, OPI is the #1 ranked nail brand among premium retail nail brands globally.
•Information about our ghd market share is based on NIQ/GFK Sales Tracking, EU5 (France, Spain, Germany, Italy, UK), Client-defined Category/Segment: Hair Straighteners, Latest 52 weeks ending 12/27/2025 for RMS and MAT Dec’25 for GFK Panel Market, Value Market Share, Market Name (Copyright © 2026, Nielsen Consumer LLC).
Some data and other information contained in this prospectus, such as those relating to use occasions, are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal company research, surveys, information from our customers and suppliers, trade and business organizations and other contacts in the markets in which we operate and independent sources. Data regarding the industries in which we compete and our market position and market share within the industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within the industries. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, surveys

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and estimates are reliable, such research, surveys and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.”

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TRADEMARKS, TRADE NAMES, AND SERVICE MARKS
We own or have the right to use numerous trademarks, trade names, and service marks that we use in connection with the operation of our business. This prospectus may include trademarks, trade names, and service marks of our subsidiaries and third parties, which are the property of their respective owners. Solely for convenience, certain trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™ and SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship by, these other parties.

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BASIS OF PRESENTATION
Certain Definitions
The following terms are used in this prospectus unless otherwise noted or indicated by the context:
•“Company,” “we,” “us,” “our” and “Wella” refer to (i) the business of RCGL and its consolidated subsidiaries prior to the Reorganization Transactions and (ii) The Wella Company and its consolidated subsidiaries following the Reorganization Transactions;
•“Coty” refers to Coty Inc. and its consolidated subsidiaries;
•“KKR” refers to the KKR Group (as defined below), together with its affiliates, including the KKR Funds (as defined below);
•“KKR Group” refers, collectively, to KKR & Co. Inc. and its subsidiaries;
•“KKR Stockholders” refers to, following the Reorganization Transactions, KKR Rainbow Aggregator (Asset) L.P., a direct stockholder in the Company and an investment entity owned by investment funds and vehicles managed or sponsored by one or more subsidiaries in the KKR Group, or collectively the KKR Funds, and its affiliates, and KKR Tides Aggregator L.P., a direct stockholder in the Company and an investment entity owned by the KKR Funds and its affiliates and Coty and its affiliates;
•“RCGL” refers to Rainbow Capital Group Limited;
•“Reorganization Transactions” refers to the series of reorganization transactions that will take place prior to the consummation of this offering, as a result of which The Wella Company will become the holding company of the business conducted by RCGL and its consolidated subsidiaries described in this prospectus;
•“revenue retention rate” is calculated as the percentage equal to our net invoiced sales retained from salons serviced by our direct sales organization, or DSO, in the applicable fiscal year divided by our total net invoiced sales from the same salons in the previous fiscal year. Revenue retention rate excludes new salons in the applicable fiscal year that did not account for any net invoiced sales in the previous fiscal year;
•“Senior Facilities Agreement” refers to that certain senior facilities agreement, dated as of February 1, 2022 (as amended by amendment and restatement agreements dated as of February 23, 2022, May 20, 2022, February 5, 2024 and February 21, 2025), between, among others, Rainbow UK HoldCo Limited, as the Company and Guarantor, or Rainbow Holdco, Rainbow UK Bidco Limited, Rainbow Finco S.à r.l., Wella Operations US LLC and Wella Treasury Limited, as Borrowers and Original Guarantors, or together with Rainbow Holdco, the Original Guarantors, several lenders from time to time party thereto, Kroll Agency Services Limited, as Facility Agent, and Kroll Trustee Services Limited, as Security Agent; and
•“WINS Equity Incentive Program” has the meaning set forth under “Executive Compensation.”
Presentation of Financial and Other Information
RCGL conducts (and after the consummation of this offering, The Wella Company will conduct) its operations through its subsidiaries.
Our fiscal year ends June 30 of each year. References to any “year,” “quarter,” “half” or “month” mean “fiscal year,” “fiscal quarter,” “fiscal half year” and “fiscal month,” respectively, unless the context requires otherwise. References to “2026,” “2025” and “2024” relate to our fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024, unless the context otherwise requires.
We are not required to file our audited financial statements (and related financial information) as of and for the year ended June 30, 2023 and our unaudited financial statements (and related financial information) as of and for the six months ended December 31, 2026 and 2025 in this draft confidential submission because we plan to include our audited financial statements (and related financial information) as of and for the year ended June 30, 2026 prior to or
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in the first public filing of this registration statement. While our audited financial statements (and related financial information) as of and for the year ended June 30, 2023 and our unaudited financial statements (and related financial information) as of and for the six months ended December 31, 2026 and 2025 are otherwise required by Regulation S-X, they will not be required to be presented separately at the time this registration statement is filed publicly and therefore have been omitted from this draft confidential submission.
Our financial results include the impact of fluctuations in foreign currency exchange rates. We use constant currency financial metrics in our analysis of company and segment performance. As a result, certain financial information is presented herein on a “constant currency” basis, excluding the impact of foreign currency exchange rate fluctuations to provide a framework for assessing how our underlying businesses performed excluding the impact of foreign currency exchange translations. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency information by translating current period results for entities reporting in currencies other than U.S. dollars into U.S. dollars using prior year foreign currency exchange rates, primarily USD:GBP of 1.2597 and 1.2941, USD:EUR of 1.0818 and 1.0877, and USD:BRL of 0.2002 and 0.1748, in each case, for 2024 and 2025, respectively. The constant currency calculations do not adjust for the impact of revaluing specific transactions denominated in a currency that is different to the functional currency of that entity when exchange rates fluctuate, or for the impacts of hyperinflation.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

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NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures,” which are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA,” “Adjusted EBITDA Margin” and “Free Cash Flow”.
Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe Adjusted EBITDA and Adjusted EBITDA Margin assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management also believes that these measures are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management believes Free Cash Flow is a useful measure of liquidity and an additional basis for assessing our ability to generate cash. Management uses Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish and award discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures.
In calculating Adjusted EBITDA and Adjusted EBITDA Margin, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. In addition, in evaluating Adjusted EBITDA and Adjusted EBITDA Margin, you should be aware that in the future we may incur expenses that are the same as or similar to those eliminated in this presentation. Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by any such adjustments. The items excluded from Adjusted EBITDA and Adjusted EBITDA Margin are significant in assessing our operating results.
Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are not GAAP measures of our financial performance and should not be considered as an alternative to net income or cash flow provided by operating activities as a measure of financial performance or any other performance measures derived in accordance with GAAP. Additionally, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as tax payments, debt service requirements and certain other cash costs that may recur in the future. Furthermore, Free Cash Flow does not reflect financing and cash flows including the impact of equity or debt raises or the repayment of debt, certain cash requirements such as tax payments, debt service requirements and certain other cash costs that may recur in the future. Accordingly, Free Cash Flow is not intended to be a measure of discretionary cash flow available for management’s use.
The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Summary Historical Consolidated Financial and Other Data.”

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SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in shares of our common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.
Who We Are
The Wella Company is the world’s largest pure-play hair and nail company with a presence in over 100 countries and generating $          billion in net revenue in fiscal 2026. We blend science and artistry to innovate, market and sell a comprehensive range of hair and nail brands, spanning hair color, care, styling, and treatment products, and nail lacquers and care products, as well as heat- and air-assisted hair styling devices. Our heritage is professional-first, and today we serve salon owners, hair stylists, nail technicians, and end consumers.
Over our 145-year history, we have established a leading position in the over $100 billion global hair, nail, and hair appliances industry, which is expected to grow at a compound annual growth rate, or CAGR, of approximately 6% between 2024 and 2028. Our business model is defined by the unique combination of our iconic brands, science-led innovation capabilities, long-standing trust with professionals, differentiated go-to-market strategy, and understanding of evolving consumer preferences. Together, these attributes create a significant barrier to entry, especially in the sticky professional channel.
We have deliberately constructed a portfolio of seven strategic and complementary brands – Wella Professionals, ghd, Clairol, Wella / Koleston, OPI, Nioxin, and Sebastian Professional – giving us scale and diversification across categories, consumer segments, geographies and channels. The strength of our portfolio is evident in our market leading positions: Wella Professionals, our premium hair color and care brand, has held the #1 global brand rank in salon hair color for five consecutive years and generated over $          billion in net revenue in fiscal 2026, and OPI, our nail brand, holds the #1 global rank in premium retail nail.
Our end-to-end consumer insights from salon to home and our relationships with professionals inform our innovation strategy. We focus on developing high-quality, performance-driven products that satisfy unmet needs and produce visually transformative results. We launch a consistent cadence of relevant innovations designed to meet the highest performance standards of beauty professionals. These innovations leverage the expertise of over 300 scientists across six global R&D centers and our intellectual property of more than 1,000 granted and pending patents. To maximize the commercial impact of our innovations, we manage the cascade of select innovations across a range of brands and price points.
Our go-to-market strategy is designed to drive durable growth across professional and consumer channels. We serve over 250,000 hair and nail salons and hundreds of thousands of stylists globally. These professionals act as our source of brand credibility, while delivering stable, predictable growth. Building on our authority with professionals, we are accelerating growth by extending our professional heritage brands into larger, faster-growing consumer channels, including e-commerce, premium retail, food, drug, and mass, or FDM, and club, across our priority markets globally.
We grow our advantage in the professional channel through our “Gain with Color, Grow with Care” strategy. Our global DSO is composed of over 750 sales representatives and builds lasting, trusted relationships with salons. Our DSO is complemented by more than 300 educators that deliver training and build community to drive loyalty. We acquire and retain salon doors by leveraging our long-standing authority in hair color, the main revenue driver of most salons and a highly predictable revenue stream. Once we establish trust with hair color, we grow share of wallet in adjacent hair care and styling categories. This is demonstrated by our          % revenue retention rate of salons serviced by our DSO and           net promoter score, or NPS, in fiscal 2026.
Our brand equity with professionals drives consumer awareness and efficiently generates demand for our brands through our “Pro-to-Consumer” strategy. Our presence in premium salons and the professional endorsement of our

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brands drive credibility with consumers. We amplify this impact through brand- and product-specific consumer marketing strategies with a focus on digital and social media. ghd, our premium beauty technology brand with a 25-year professional heritage, has employed this strategy over the last decade, resulting in the doubling of ghd brand net revenue and consumer penetration over the same period.
The strength of our business is enabled by our global supply chain infrastructure, which includes three manufacturing facilities that produce approximately 60% of our hair and nail products. By balancing in-house production with third-party manufacturing partners, we achieve capital efficiency and regional flexibility while enhancing our margin profile and protecting our intellectual property.
The strength of our brands combined with a durable business model and global scale have created a compelling financial profile characterized by strong revenue growth, expanding profit margins and free cash flow generation over the past two years.
We operate a global business through two segments, Hair & Nail and Beauty Tech, and across three categories, Professional Hair, Retail Hair & Nail, and Styling Tools.
Our Strategic Evolution
KKR acquired a majority stake in The Wella Company from Coty in 2020 with a vision to transform our business into an independent and global powerhouse of leading and complementary brands in the hair and nail categories. Since then, we have become a more focused and competitive business with accelerating revenue growth and profitability. We have implemented the following initiatives and are well-positioned for long-term growth:
•Accelerated topline growth across all categories through brand modernization initiatives and disciplined investments to maintain market-leading positions and increase participation in higher growth categories, especially hair care and styling. We have increased net revenue from $2.6 billion in fiscal 2024 to $     billion in fiscal 2026, representing a CAGR of       %;
•Enhanced our product development pipeline, targeting larger, faster growing consumer categories, to deliver a consistent cadence of innovations leveraging professional heritage and technology platforms, with new product development representing        % of net revenue in fiscal 2024, increasing to        % in fiscal 2026;
•Improved our omnichannel go-to-market approach by accelerating our (i) “Gain with Color, Grow with Care” strategy to further strengthen our salon channel performance, resulting in above category growth in professional color and professional care from fiscal 2023 to fiscal 2026; and (ii) “Pro-to-Consumer” strategy recognizing the growing consumer demand for premium and professional-quality products, resulting in consumer net revenue increasing from 43% of total net revenue in fiscal 2023 to         % in fiscal 2026;
•Expanded our margins through strategic pricing, supply chain efficiencies, and operating model improvements as a standalone company, increasing net income and Adjusted EBITDA Margins from (4.4)% and 16%, respectively, in fiscal 2024 to % and        %, respectively, in fiscal 2026;

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•Evolved our sales and distribution capabilities, including upgrading our salesforce effectiveness playbook to fortify our DSO of over 750 sales representatives and 300 stylist educators globally;
•Invested in enterprise-wide digital capabilities that enhance automation and analytics across marketing, commercial, R&D, supply chain and corporate functions, and grew e-commerce net revenue at double-digit levels over the last three years; and
•Assembled an upgraded leadership team with deep beauty, brand-building, digital, and consumer expertise, as well as instilling a results-driven culture.
As a result of these initiatives, we have strengthened our financial performance. Broadly consistent with the growth rates achieved since KKR’s investment, the Company has:
•Increased net revenue from $2.6 billion in fiscal 2024 to $       billion in fiscal 2026, representing a CAGR of        %;
•Increased net income from a net loss of $115 million in fiscal 2024 to net income of $        million in fiscal 2026;
•Increased Adjusted EBITDA from $415 million in fiscal 2024 to $        million in fiscal 2026, representing a CAGR of        %, and Adjusted EBITDA Margin from 16% to        % over the same time period; and
•Generated strong cash conversion, defined as Adjusted EBITDA, less capital expenditures, as percentage of Adjusted EBITDA, of        % in fiscal 2026.
See “—Summary Historical Consolidated Financial and Other Data” for definitions of Adjusted EBITDA and Adjusted EBITDA Margin and reconciliations to net loss attributable to RCGL.
Our Market Opportunity
We are well-positioned to capitalize on the following large and growing categories, in which select brands have increased market share and hold leadership positions:
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Note: Not drawn to scale.
We believe growth in the global hair and nail market is structural and driven by the following tailwinds supporting the long-term growth of our business:
•Beauty is a timeless and integral priority for consumers: The appearance of an individual’s hair and nails plays a central role in self‑expression, confidence and personal identity, across a broad range of demographics and diverse hair types. The global hair and nail market has a long-term track record of stable growth and has been resilient through macroeconomic downturns, as evidenced by the category’s continued growth during the 2008 to 2009 global financial crisis. In addition, as consumers age and their self-care

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goals evolve, they increasingly seek out products and services that address their changing preferences. Per Euromonitor, global beauty remains one of the strongest growth categories within broader consumer staples, projected to grow at a CAGR of 6.0% from 2024 to 2028.1
•Continued importance and growth of the professional channel: The professional haircare ecosystem is a large and durable market with stable, recurring demand as salon visits are a critical part of consumers’ beauty routines. The global salon count, excluding China, of approximately 3 million salons experienced steady growth of 1% from 2022 to 2024. Hair color treatments often require trained professional application and consistent upkeep given the technical nature of the product, driving predictable, repeat salon visits for professional maintenance and a loyal consumer base with durable revenue streams.
•Higher demand for premium, performance-driven products: Professionals demand performance-driven products that produce consistent, high-quality results. Consumers are increasingly incorporating premium, professional-grade products and techniques into their hair and scalp with multi-step routines, similar to trends driving category growth in skincare. As a result, premium hair care is expected to outperform the mass category, with Euromonitor projecting growth at a 7.0% CAGR from 2024 to 2028 compared with 5.7% for mass hair care.2
•Amplification of professionals as influencers: Hair professionals are the #1 source of influence over consumer purchase decisions and continue to be highly trusted product referral sources, according to our commissioned consumer research. The influence of these professionals has been further amplified as digital discovery accelerates, and social media trends reshape the beauty landscape, with professionals using digital tutorials to showcase new looks, techniques, and consumer education on how to achieve high-quality results at home.
•Growth of digital-enabled capabilities: Digital penetration continues to accelerate globally as consumers increasingly rely on online product discovery, education and purchasing. According to Euromonitor, global beauty’s retail e-commerce channel grew at a 10.5% CAGR from 2022 to 2024, outpacing offline retail, which grew at 3.2% over the same period.3 Investments in digital capabilities across our organization position us to take advantage of these growth opportunities.
What Sets Us Apart
The combination of our professional heritage brands, science-led innovation expertise and embedded salon relationships through our DSO is difficult to replicate and creates a significant barrier to entry. We have adapted our go-to-market playbook by brand, channel, and market to drive success. Our business is differentiated by the following set of competitive strengths:
•Iconic Portfolio of Complementary Brands: We are a global powerhouse of time-tested, complementary brands rooted in professional expertise and innovation. We have deliberately constructed our portfolio with seven strategic brands, each with a clear brand identity and purpose, within our broader house of brands. These brands hold recognized leadership positions in their respective categories and are well diversified across categories, consumer segments, geographies and channels, reducing overall market volatility across our business. Our portfolio approach also supports efficient marketing investment and enhanced storytelling in the salon, at retail and online.
1 Source: Euromonitor International, Beauty and Personal Care 2025 edition, retail value RSP, USD million, current prices.
2 Source: Euromonitor International, Beauty and Personal Care 2025 edition, retail value RSP, USD million, current prices.
3 Source: Euromonitor International, Beauty and Personal Care 2025 edition, retail value RSP, USD million, current prices.

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Source: Euromonitor International, Beauty and Personal Care 2025 edition and Kline & Co., Nielsen IQ, GFK, Wella management analysis and estimates.
(1)Price points reflect market and competitive context.
•Superior Product Quality and Innovation Fueled by Robust R&D Capabilities: Our comprehensive consumer and professional insights, longstanding relationships with professionals and science-led approach inform our innovation strategy. Powered by the expertise of over 300 scientists across six global R&D centers and a portfolio of more than 1,000 granted and pending patents, we have a proven track record of innovating along multiple dimensions: creating first-to-market innovations, developing products with leading professionals, satisfying unmet stylist or consumer needs and introducing trend or season-based variations to bring newness. Our products are designed for reliability, ease of application, and adaptability to different techniques and environmental factors, enabling professionals and consumers to achieve consistent and desired results every time.
In Hair and Nail, we leverage our adaptable formulation platforms across multiple brands, categories and price points, to efficiently develop new products and prolong the monetization cycle of our innovations. For example, we leveraged Wella Professionals Koleston Xpress, an efficient root color service for time-sensitive salon clients, to launch its corresponding consumer innovation, and Clairol Nice ’N Easy 10, enabling coloring in 10 minutes at home. At ghd, we pride ourselves on first-to-market innovations, such as ghd Chronos, our top selling straightener on ghdhair.com and hero product of the ghd range, which is powered by HD Motion Responsive™ technology that dynamically adapts heat delivery for faster styling results, enhanced shine, and reduced frizz without heat damage. We maintain a robust, multi-year innovation pipeline, with strategically timed product launches that are expected to drive an increasing share of net revenue growth. Our new product development net revenue increased at a        % CAGR from fiscal 2023 to fiscal 2026. New product development net revenue represented        % of total net revenue in fiscal 2026, a         point increase compared to fiscal 2023.
•Professional-First Go-To-Market Strategy Supported by Exceptional Salesforce and Educator Relationships: We prioritize deep engagement and long-term partnerships with high priority and high potential salons to maximize growth. Our deeply trusted salon and professional relationships, combined with immersive, high-touch education and engagement, are cornerstones of our go-to-market strategy. Our highly trained and experienced DSO representatives sell directly to over 66,000 salons globally employing our “Gain with Color, Grow with Care” strategy. Changing hair color systems for a salon incurs high switching costs and staff re-training requirements. As such, salons tend to be loyal to the system they choose. Once we become the hair color system of choice, we then increase share of wallet with the salon by

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cross selling complementary care and styling products. On average, within one year of adopting our hair color, a salon will add three care brands. Our DSO is complemented by 300 educators who provide continuous training, education, and community building events, driving product adoption and DSO revenue retention of %. The benefit of education is clear, with educated salons generating over three times the net invoiced sales as compared to salons who did not receive education. In addition, average annual spend per door has increased by        % since institutionalizing our go-to-market approach in fiscal 2021, while revenue churn rate contracted by        % versus fiscal 2025, and net invoiced sales per sales representative grew at an        % CAGR from fiscal 2023 to fiscal 2026.
•Deeply Embedded Salon Relationships and Authority with Professionals Supporting Consumer-Driven Growth: Our equity with professionals leads consumers to associate our brands with credibility and quality, fueling consumer-driven demand. We execute on our “Pro-to-Consumer” strategy in several ways: (i) cascading professional formulations, with the appropriate adaptations, for at home use (ii) growing distribution in consumer channels and (iii) investing in marketing to drive consumer awareness and conversion. For example, Wella Professionals Ultimate Repair, an intensive repair solution that delivers stronger, smoother hair in 90 seconds, was first launched in salons then successfully extended into consumer channels. The Ultimate franchise is now a hero franchise within the Wella Professionals brand across multiple benefit territories, demonstrating the ability of our products to span the entire consumer journey from salon to home. ghd exemplifies our ability to translate credibility in the professional channel to succeed with consumers. We focused on expanding growth of ghd in consumer channels by leveraging our 25-year credibility with professionals and shifting our marketing spend allocation to digital and consumer-facing channels. In fiscal 2026, we generated          % of ghd’s net revenues in consumer channels, which represents more than a two-fold increase compared to ten years ago, while maintaining strong presence in the professional channel through our deeply embedded existing ghd relationships with approximately 30,000 salons globally.
•Nimble and Robust Supply Chain Enabling Resiliency and Global Reach: Our global presence extends across more than 100 countries and a supply chain team of approximately 2,000 people with a footprint in large, growing and strategically important beauty markets. We operate three manufacturing sites for our hair and nail business across North America, Europe and Asia. The combination of our own manufacturing with third-party sourcing provides flexibility to adapt to changing market conditions and allows us to grow our global reach in a capital light manner. Additionally, most of our manufacturing is completed regionally, resulting in minimal tariff impacts in 2025. Our model enables greater cost control, operational efficiencies, and reduced exposure to external price volatility, helping offset inflationary pressures and maintain margin strength. Together, our globally integrated operations and local execution capabilities deliver capital efficient growth and enable us to better compete with both global and regional brands.
•Attractive Business Model with Strong Profit Growth and Robust Free Cash Flow Generation: The strength of our brands combined with a durable business model and global scale have created a compelling financial profile characterized by strong revenue growth, increasing profitability and free cash flow generation over the past two years. Our growth is underpinned by our financial flywheel which consists of a (i) revenue-led model that prioritizes volume growth and net price realization through ROI-based trade investments, (ii) continuous optimization of our cost structure to drive operational efficiencies and strengthen margins, (iii) disciplined and return-based investments in brand building and innovation, and (iv) a vertically integrated but asset-light model to enable strong cash conversion. Our model is designed to enable profitable growth by aligning our commercial model with capital discipline.

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•Experienced and Proven Leadership Supported by Highly Focused Team: Our leadership team is highly experienced with combined industry experience of over 200 years. All members of our senior management team have proven track records of delivering results, as well as managing and growing consumer-facing brands across channels and geographies. They have optimized our organizational structure to improve our agility and drive executional success. They have also successfully guided our strategic evolution and instilled a consumer-centric mindset focused on driving profitable topline growth.
Our Growth Pillars
We intend to leverage our reputation as a leader in the hair and nail industry, strong foundation of complementary brands, integrated innovation capabilities, and proven go-to-market strategy to drive growth across our brands, categories, channels and geographies. We have made significant investments in our brands, systems and capabilities over the past several years to enable future growth.
Drive Consumer Demand Through Efficient and Effective Brand Marketing
We believe there are significant opportunities to increase our brand, category and market penetration by further growing consumer brand awareness. With strong brand foundations and broader distribution strategies in place, we intend to continue increasing our advertising and consumer promotion, or A&CP, spend in a disciplined, ROI-focused manner to scale our brands and drive demand with consumers. We are deepening our investment in digital media, visual merchandising and other full-funnel accelerators to optimize path to purchase, maximize conversion and drive repeat purchase. In addition, we are advancing our data-driven demand generation engine, an AI-enabled analytics model designed to evaluate return on marketing spend across channels, to allocate investments toward the highest-yield opportunities. We intend to amplify brand awareness and penetration through the following strategies:
•Impactful Global Brand Partnerships, Campaigns and Content Creation. We evaluate ROI by marketing channel for each of our campaigns and responsively shift spend toward the highest yield channels and opportunities. Beyond global brand partnerships and campaigns, such as our official partnership with Formula One Academy (the all-female racing series), we use strategies such as “power pairs,” which feature our brand ambassadors or a leading hair stylist with their celebrity client to generate engaging original content that can be amplified through digital and social media channels. Leveraging our proven marketing strategies, we intend to continue growing consumer brand awareness to drive revenue growth.
•Leverage ghd as a Blueprint for Professionally Led, Consumer‑Driven Growth for Brands Across our Portfolio. Our success with ghd exemplifies our brand- and consumer-led growth capabilities across both

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physical and digital channels. ghd operates a highly measurable, ROI‑driven media model, with marketing investment closely linked to commercial outcomes. Our data consistently demonstrates that for ghd incremental A&CP investment drives incremental net revenue, with an ROI on marketing spend of approximately four times in 2025. Our success with ghd’s digital and consumer transformation over the past decade provides a blueprint that will continue to drive consumer growth across our portfolio.
Expand Product Offerings by Leveraging Robust Integrated Innovation Capabilities
Our scaled, integrated and global R&D organization has enabled a long and successful track record of launching innovations that meet or exceed the expectations of both professionals and consumers. We plan to utilize our capabilities to continue driving growth in the following ways:
•Expand Hair Care and Styling Assortment: Complementary care and styling products used between salon visits meaningfully increase consumer satisfaction by extending the look and feel of professional services. We intend to leverage our authority in professional hair color to continue to expand into adjacent care and styling categories and in the larger, faster growing consumer market.
•Accelerate ghd’s Multi-Category Expansion: We plan to continue ghd’s successful multi-category growth strategy, which has expanded the brand from a single hair straightener into a comprehensive suite of styling tools and products. In fiscal 2026, ghd’s new product development accounted for          % of the Beauty Tech segment net revenues and grew by          %, compared to new product development in fiscal 2025. We intend to premiumize and expand ghd’s device portfolio to further drive adoption among consumers.
•Extend OPI’s Reach Across the Nail Category: We have expanded OPI from its core category of nail lacquers into other fast growing nail categories. We believe there is meaningful opportunity to further extend OPI’s reach across care and artificial nail as well as continue to launch trend-based, seasonal collections.
•Collaborate with Professionals to Develop Products and Deliver Service Breakthroughs: We collaborate closely with professionals to develop products that address workflow pain points, such as increasing speed of service and reducing steps without compromising results. These innovations are intentionally paired with differentiated service offerings that embed products into stylist routines that drive salon business growth and efficiency.
Continue to Enhance Our “Gain with Color, Grow with Care” Strategy to Accelerate Growth
We intend to continue scaling our “Gain with Color, Grow with Care” strategy to accelerate growth and capture incremental market share with professionals.
•“Gain with Color”: We plan to increase our footprint by acquiring new salons, especially with newly established, multi-unit salon chains, as well as increase our penetration of small-to-medium salons and independent stylists. We see significant growth opportunities, particularly in the United States, as we continue to strengthen our DSO and deploy our educator strategy to reach more salons.
•“Grow with Care”: We plan to expand our wallet share among the existing stylists and salons we serve, especially with salon chains that have the highest revenue potential. We help salons grow their businesses through the addition of complementary care and styling products to pair with services, which support consumer spend, satisfaction, and likelihood to rebook, enabling topline growth for both The Wella Company and the professionals with whom we partner.
To enhance in-field effectiveness and productivity, our DSO representatives and educators are equipped with purpose-built digital tools that automate routine tasks. As we continue to digitize DSO workflows, we increase their capacity to focus on high-value relationship-building initiatives that drive revenue across more salons. In addition, we are further developing our professional loyalty program to build deeper relationships, resulting in increased spend and improved retention.

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Power Omnichannel Consumer Demand by Leveraging Our Advantage with Professionals and Expanding Our Retail Footprint
We intend to continue leveraging our deep credibility with professionals to further drive consumer demand. We serve consumers wherever they choose to engage with our brands – through digital channels, in the salon, or at their favorite omnichannel retailer. We intend to continue accelerating our omni- and multi-channel strategy by driving our e-commerce and marketplace net revenue, which represented       % of our net revenue in fiscal 2026 and grew at a CAGR of      % from fiscal 2023 to fiscal 2026, and deepening our retail footprint globally. Our progress in strengthening digital is exemplified by ghd, which has delivered a four-fold increase in ghdhair.com net revenue since 2019. In addition to ghd, several of our strategic brands have achieved high digital penetration, such as Nioxin with      % of net revenue from e-commerce in fiscal 2026. Within online marketplaces, we have seen strong adoption of recurring purchase models. For example, over 15% of Clairol’s sales on Amazon in the United States is generated through Subscribe & Save, demonstrating consumer loyalty. For digital channels, we plan to further increase e-commerce net revenue on our own direct-to-consumer, or DTC, platforms for select brands, strengthen strategic partnerships with online retailers, such as Amazon where we have grown       % in the United States between fiscal 2023 and fiscal 2026, and grow our presence across shoppable social media channels. To do so, we intend to leverage our relationships with professionals as a key part of initiatives to generate targeted and engaging marketing content to increase brand awareness, conversion, and repeat purchases.
In addition to digital channels, we are able to capture increasing consumer demand by leveraging established relationships with key retailers globally where our brands, such as OPI, Clairol, Sebastian Professional, and Nioxin, are well positioned to compete. We intend to drive growth by deepening our brand presence and expand product assortment across premium retail, specialty beauty retail, FDM, club, pharmacy, and travel retail. Within each retail channel, we believe there is meaningful opportunity to expand door coverage, global penetration, and distribution – especially in the specialty beauty retail channel where our premium brands have a right to win. For example, we grew       % with our top         premium retailers and       % with our top         FDM accounts between fiscal 2023 and fiscal 2026. On a brand-by-brand and market-by-market basis, our strategy is primarily focused on selectively filling gaps where certain brands are under-represented in existing retailers. As our retail distribution expands, coordinated efforts around brand marketing investment, impactful visual merchandising, field execution, and in-store placement are expected to drive incremental productivity and velocity.
Scale Proven Global Playbook in High Potential Markets and Regions
We prioritize expansion within our existing markets where we see opportunity for growth by leveraging our go-to-market playbook, while also investing to expand to other fast-growing markets that provide long-term opportunity. Across all our markets, we are focused on increasing points of distribution across salons and retail and increasing e-commerce presence. This strategy has been implemented globally but is at different stages of maturity depending on market and brand dynamics. In Brazil, we established strong professional equity in hair color and scaled our consumer care business through retail and digital distribution delivering approximately     % revenue CAGR from fiscal 2024 to fiscal 2026 in professional hair care. In the United States, we are replicating our global go-to-market model and expanding our DSO presence to accelerate growth of our salon business in new metro areas, while continuing to enhance the quality of all our salon relationships. Due to the important role beauty professionals play in enhancing brand equity, expanding our DSO in the United States is also expected to accelerate omnichannel consumer-driven growth. Given the scale of the market, increased marketing investments, favorable consumer trends, and previously underleveraged opportunities, we expect the United States to be a significant driver of growth.
Summary of Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occur, our business, consolidated results of operations and consolidated financial condition, including cash flows, may be

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materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•our success depends on our ability to maintain the value and reputation of our brands;
•our inability to anticipate and respond to trends and changes in consumer preferences could adversely affect us;
•we operate in highly competitive categories;
•a failure to attract new, or retain existing, customers and consumers in a cost-efficient and effective manner could adversely affect us;
•our business could be negatively impacted if we fail to develop and market new products, services or commercial innovations to meet customer and consumer demand, or effectively manage our new launch processes;
•we may be adversely affected if we are subject to various product liability claims;
•our inability to retain key personnel and attract and retain qualified personnel could adversely affect us;
•if we are unable to manage our growth effectively, our business, financial condition, results of operations and cash flows could be adversely affected;
•a disruption in our manufacturing, logistics or distribution operations could adversely affect us;
•our dependence on exclusive third-party distributors in multiple countries exposes us to risks;
•changes or disruptions to our shipping distribution network could adversely affect us;
•fluctuations in the cost of raw materials could increase our cost of goods sold;
•challenges with properly managing the deployment, use of machine learning and artificial intelligence, or AI, technologies could adversely affect us;
•the inability to accurately forecast customer and consumer demand and maintain appropriate inventory levels could adversely affect our results of operations;
•adverse economic conditions in any of the countries in which we conduct significant business could adversely affect consumer spending;
•our growth and profitability are dependent on a number of factors, and our historical growth may not be indicative of our future growth;
•our inability to achieve our long-term business strategy could adversely affect us;
•if we fail to adopt new technologies or adapt our e-commerce websites and systems to changing consumer requirements or emerging industry standards, our business may be adversely affected;
•our business may be adversely affected by labor and union activities;
•we depend on a limited number of customers for a substantial portion of our net revenue;
•our results of operations fluctuate on a quarterly basis;
•the illegal distribution and sale by third parties of counterfeit or gray market versions of our products could expose us to risks;

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•we are subject to risks related to the provision of financing to our salon professional customers in select jurisdictions;
•we are subject to risks related to the global scope of our operations;
•tariffs imposed by the U.S. government or a global trade war could increase our supply costs, which could adversely affect us;
•fluctuations in currency exchange rates may negatively affect us;
•disputes and other legal or regulatory proceedings, reviews, inquiries or investigations could adversely affect us;
•if our products are not manufactured in compliance with applicable regulation or do not meet quality standards, it could result in reputational harm, remedial costs, or regulatory enforcement;
•our business is subject to U.S. federal and state laws, regulations and policies and to equivalent provisions of the international jurisdictions where we operate;
•we are subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect us;
•government regulations relating to the marketing and advertising of our products may restrict, inhibit or delay our ability to sell our products;
•we are subject to governmental export and import controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate these regulations;
•violations of anti-corruption and anti-bribery laws could adversely affect us;
•we are subject to antitrust and competition laws that can result in sanctions and conditions on the way we conduct our business;
•we are exposed to, and may face adverse developments involving, mass tort claims and litigation relating to exposure to potentially harmful products or substances;
•we are, and may in the future become, subject to mass tort claims and litigation arising from products manufactured or sold by our predecessor companies;
•we operate a number of employee pension arrangements, including a German defined benefit pension scheme;
•any significant failure, inadequacy, interruption or data security incident impacting our information technology and websites could have an adverse effect on us;
•failure to adequately maintain the security of data could materially adversely affect our business;
•our processing of personal information could give rise to significant costs and liabilities;
•we are subject to risks related to credit card payments and other payment methods used on our e-commerce websites;
•our efforts to register, maintain, protect, defend and enforce our intellectual property rights may not be sufficient to protect our business;
•we may not be able to effectively protect and enforce our intellectual property rights throughout the world to the same extent as in the United States;
•our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of third parties;

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•we are dependent on our licensors and the termination or expiration of certain of our license agreements could have an adverse effect on our business, financial condition, results of operations and cash flows;
•the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and our business could fail to grow at similar rates or at all;
•we have a history of losses and can provide no assurance of our future operating results;
•our business could be negatively impacted by social, environmental and sustainability matters.
•we are subject to a series of physical and transition risks related to climate change;
•acquisitions and other strategic actions may expose us to additional risks;
•our substantial indebtedness could adversely affect our financial condition;
•we will be a “controlled company” within the meaning of the rules of             and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements;
•the KKR Stockholders control us and its interests may conflict with yours in the future; and
•the other factors discussed under “Risk Factors.”
KKR
KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities.
Our Corporate Information
Our principal executive offices are located at 100 Park Avenue, 17th Floor, New York, NY 10017. Our telephone number is (800) 829-4422. We maintain a website at wellacompany.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.
Organizational Structure
Prior to the consummation of this offering, we will undertake a series of reorganization transactions, as a result of which The Wella Company, which was formerly known as Rainbow TopCo Inc., will become the holding company of the business conducted by RCGL and its consolidated subsidiaries. As part of the Reorganization Transactions, at, or substantially concurrently with, the completion of this offering:
•with respect to equity issued pursuant to the WINS Equity Incentive Program, we will (i) exchange all outstanding ordinary shares and preferred shares of RCGL for shares of common stock of The Wella Company; (ii) issue shares of common stock of The Wella Company in exchange for all outstanding vested restricted stock units of RCGL; and (iii) issue restricted stock units of The Wella Company with the same vesting terms in exchange for all outstanding unvested restricted stock units of RCGL. We refer to such exchange as the “WINS Exchange.” Such exchange of (a) preferred shares of RCGL for shares of common stock of The Wella Company will be based on the initial public offering price of $      per share of common stock, and (b) ordinary shares and restricted stock units of RCGL for shares of common stock or restricted stock units of The Wella Company, as applicable, will be based on a          -for-one ratio. Based on an assumed public offering price of $      per share of common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), we will issue            shares of common stock and             restricted stock units in the WINS Exchange.

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The simplified diagram below depicts our organizational structure immediately following the consummation of the offering after giving effect to the Reorganization Transactions.
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(1)Represents shares of common stock that will be held by certain of our directors, officers and employees.
(2)In accordance with the Reorganization Transactions, we expect Rainbow Capital Group Limited and UK Holdco Ltd., each of which is organized under the laws of the United Kingdom, to be re-domesticated in the United States prior to the consummation of this offering, respectively.

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The Offering

Issuer	The Wella Company

Common stock offered by us	shares.

Option to purchase additional shares of common stock	We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

Common stock outstanding after giving effect to the Reorganization Transactions and this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million, if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use these proceeds for general corporate purposes. For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

Conflicts of interest
KKR Funds beneficially own in excess of 10% of our issued and outstanding common stock. KKR Capital Markets LLC is an underwriter in this offering and is affiliated with such KKR Funds that beneficially own in excess of 10% of our issued and outstanding common stock. As a result, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121, or Rule 5121, of the Financial Industry Regulatory Authority, Inc., or FINRA, which requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, this prospectus and the registration statement of which this prospectus forms a part.          has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have agreed to indemnify          against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest).”

Controlled company	After the completion of this offering, the KKR Stockholders will beneficially own approximately % (or approximately %, if the underwriters exercise in full their option to purchase additional shares) of the voting power of our common stock. We currently intend to avail ourselves of the controlled company exception under the corporate governance standards of .

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Dividend policy
We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory and contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our common stock.

Certain U.S. federal income tax consequences to non-U.S. holders	For a discussion of certain U.S. federal income tax consequences that may be relevant to non-U.S. stockholders, see “Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders.”

Trading symbol	“ .”
Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes:
•the consummation of the Reorganization Transactions prior to the consummation of this offering;
•no exercise of the underwriters’ option to purchase additional shares of our common stock;
•an initial public offering price of $                  per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; and
•the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the consummation of this offering.
Unless we indicate otherwise or the context otherwise requires, the number of shares of common stock to be outstanding after this offering:
•includes                        shares of common stock to be issued to our officers, directors and employees in the WINS Exchange, based on an assumed initial public offering price of $                  per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. The number of (i) shares of common stock to be issued in the WINS Exchange in exchange for preferred shares of RCGL will be based on the liquidation preference of $       , divided by the initial public offering price, (ii) shares of common stock to be issued in the WINS Exchange in exchange for ordinary shares of RCGL will be based on a                -for-one ratio and (iii) shares of common stock to be issued in the WINS Exchange in exchange for vested restricted stock units of RCGL will be based on a                -for-one ratio. A decrease in the assumed initial public offering price of $1.00 per share would result in the issuance of                        shares of common stock. An increase of $1.00 per share in the assumed initial public offering price would result in the issuance of                        shares of common stock;
•excludes                        restricted stock units to be issued to our officers, directors and employees in the WINS Exchange. The number of restricted stock units to be issued in the WINS Exchange in exchange for unvested restricted stock units of RCGL will be based on a                -for-one ratio; and
•excludes               shares reserved, which may be issued pursuant to future awards under our 2026 Equity Incentive Plan (as defined in “Executive Compensation”), which we intend to adopt in connection with this offering.

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SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents summary historical consolidated financial and other data for RCGL and its consolidated subsidiaries as of the dates and for the periods indicated. The summary historical consolidated financial data as of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024 have been derived from the audited consolidated financial statements of RCGL included elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of our future financial condition or results of operations.
The summary historical financial data of The Wella Company has not been presented because The Wella Company was formed for the purpose of this offering, has had no business transactions or activities to date other than in connection with its formation and this offering and had no assets or liabilities during the periods presented in this section. For more information regarding the organizational transactions and holding company structure, see “—Organizational Structure.”
You should read the following summary financial and other data below together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended June 30,
(In thousands, except percentages)	2026	2025	2024
Consolidated Statements of Operations Data:
Net revenues	$	$2,692,182	$2,590,251
Cost of sales		(849,344)	(857,266)
Gross profit		1,842,838	1,732,985
Selling, general and administrative expenses		(1,471,887)	(1,423,716)
Restructuring costs		(36,504)	(31,092)
Amortization expense		(49,427)	(48,843)
Impairment of goodwill		—	(7,800)
Impairment of other indefinite-lived intangible assets		(53,086)	(141,038)
Other expense, net		(3,371)	(33,016)
Operating income		228,563	47,480
Interest expense, net		(177,860)	(203,339)
Other financial (expense) income, net		(8,078)	9,032
Income (loss) before income taxes		42,625	(146,827)
(Provision) benefit for income taxes		(51,341)	31,653
Net loss	$	$(8,716)	$(115,174)
Net income attributable to redeemable non-controlling interest		50,742	46,912
Net loss attributable to non-controlling interest		(14,828)	(39,396)
Net loss attributable to RCGL	$	$(44,630)	$(122,690)
Net loss margin		(0.3)%	(4.4)%

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	Year Ended June 30,
(In thousands, except percentages)	2026	2025
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	$	$173,068
Working capital(1)		144,954
Total assets		5,380,596
Total liabilities		3,832,656
Mezzanine equity		2,934,504
Total shareholders’ equity		(1,173,937)
Non-controlling interest		(212,627)

	Year Ended June 30,
(In thousands, except percentages)	2026	2025	2024
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$	$173,120	$73,231
Net cash used in investing activities		(51,233)	(57,758)
Net cash (used in) provided by financing activities		(159,806)	21,098
Other Financial Data (unaudited):
Free Cash Flow(2)	$	$121,887	$15,473
Adjusted EBITDA(3)	$	$473,973	$415,298
Adjusted EBITDA Margin(3)		17.6%	16.0%
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(1)We define working capital as current assets less current liabilities.
(2)We define Free Cash Flow as net cash provided by operating activities less cash paid for capital expenditures. Management uses this non-GAAP measure to assess our liquidity and the effectiveness of our business operations. We believe Free Cash Flow, in conjunction with cash from operations, can be useful to investors as an indicator of liquidity since capital expenditures are a necessary component of ongoing operations. Our Free Cash Flow measure has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Free Cash Flow does not reflect financing and cash flows including the impact of equity or debt raises or the repayment of debt, certain cash requirements such as tax payments, debt service requirements and certain other cash costs that may recur in the future. Accordingly, Free Cash Flow is not intended to be a measure of discretionary cash flow available for management’s use. For further information related to our computation of Free Cash Flow, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
The following table provides a reconciliation of net cash provided by operating activities to Free Cash Flow for the periods presented:

	Year Ended June 30,
(In thousands)	2026	2025	2024
Net cash provided by operating activities	$	$173,120	$73,231
Cash paid for capital expenditures		(51,233)	(57,758)
Free Cash Flow	$	$121,887	$15,473
(3)We define Adjusted EBITDA as net loss attributable to RCGL before net income attributable to redeemable non-controlling interest, net loss attributable to non-controlling interest, interest expense, income taxes, depreciation and amortization expense, and other items that are non-recurring and not indicative of our core operating performance, such as: impairment of goodwill and other indefinite-lived intangible assets, equity based compensation, restructuring and severance charges, separation costs, transformation costs, initial public offering readiness costs and other miscellaneous income and expense items. We defined Adjusted EBITDA Margin as Adjusted EBITDA divided by net revenues. We describe these adjustments reconciling net loss attributable to RCGL to Adjusted EBITDA and Adjusted EBITDA Margin in further detail in the table below.
Adjusted EBITDA and Adjusted EBITDA Margin have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors in their assessment of our operating performance because they exclude items that we do not consider to be reflective of our core operating performance due to the fluctuation of such items from period to period in terms of size, nature and significance based on specific facts and circumstances. They also allow investors to evaluate our performance using the same metrics that our management uses to evaluate past performance and prospects for future performance. Management uses Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures to assist us in measuring our performance, developing financial forecasts, setting

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operational goals and incentives and making strategic decisions. For further information related to our computation of Adjusted EBITDA and Adjusted EBITDA Margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Our Adjusted EBITDA and Adjusted EBITDA Margin measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP.
Some of these limitations are:
•they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
•they do not reflect changes in, or cash requirements for, our working capital needs;
•they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these measures do not reflect cash requirements for such replacements;
•they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;
•they do not reflect period-to-period changes in taxes, income tax expense or the cash necessary to pay income taxes;
•they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and
•they do not reflect limitations on, or costs, related to transferring earnings from our subsidiaries to us.
In addition, other companies in our industry may calculate these measures differently than we do, restricting the effectiveness of such measures for comparative analysis. Because of these limitations, our Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

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The following table provides a reconciliation of net loss attributable to RCGL to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented:

	Year Ended June 30,
(In thousands, except percentages)	2026	2025	2024
Net loss attributable to RCGL	$	$(44,630)	$(122,690)
Net income attributable to redeemable non-controlling interest		50,742	46,912
Net loss attributable to non-controlling interest		(14,828)	(39,396)
Interest expense, net		177,860	203,339
Income taxes		51,341	(31,653)
Depreciation		76,819	68,149
Amortization		49,427	48,843
EBITDA		346,731	173,504
Impairment of goodwill		—	7,800
Impairment of other indefinite-lived intangible assets		53,086	141,038
Equity based compensation(i)		15,327	10,565
Restructuring charges(ii)		36,504	31,092
Separation expenses(iii)		5,075	10,290
Transformation costs(iv)		9,547	36,507
IPO readiness costs(v)		2,071	1,688
Corporate severance and other charges(vi)		1,355	1,163
Management fees(vii)		5,000	4,600
VAT legal resolution(viii)		(1,960)	(9,200)
Other expenses, net(ix)		(6,841)	15,283
Other financial (expense) income, net		8,078	(9,032)
Adjusted EBITDA	$	$473,973	$415,298
Net revenues		2,692,182	2,590,251
Net loss margin		(0.3)%	(4.4)%
Adjusted EBITDA Margin		17.6%	16.0%
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(i)Represents non-cash equity-based compensation expense.
(ii)For the year ended June 30, 2026, represents              .For the year ended June 30, 2025, represents $36.5 million of restructuring costs consisting of $33.2 million related to severance and $3.3 million related to consulting and other costs, incurred in connection with the restructuring activities described under Operating Model Optimization, China Exit Program, and Briogeo Integration in Note 4–Restructuring Costs within the notes to our consolidated financial statements section included elsewhere in this prospectus. For the year ended June 30, 2024, represents $31.1 million of restructuring costs, consisting of $24.1 million related to severance and $7.0 million related to consulting and other costs, incurred in connection with the restructuring activities described under 2023 Restructuring Program Note 4–Restructuring Costs within the notes to our consolidated financial statements section included elsewhere in this prospectus.
(iii)Relates to registration of new European Article Numbers and Stock Keeping Units incurred as a result of separation of us from Coty.
(iv)Represents costs related to discrete business optimization and transformation initiatives, including third‑party assessments and implementation of strategic process changes. For the years ended June 30, 2026, 2025 and 2024, respectively, these costs primarily relate to system implementations and IT enhancements of $          million, $1.2 million and $3.9 million; delayed separation-related activities from Coty, including related systems upgrades of $          million; $0.0 million and $18.4 million; and market and organizational restructuring initiatives, including go‑to‑market transformations, regional hub relocation, and geographic exits of $          million, $0.0 million and $10.1 million.
(v)Represents legal, advisory and other costs incurred in preparation for an initial public offering.
(vi)Represents severance and related employee benefits associated with certain terminations of leadership positions as well as recruiting and on-boarding costs for replacements for certain positions.
(vii)Represents annual management fees payable to the managers under the Monitoring Agreement. The Monitoring Agreement will be terminated upon completion of this offering. See “Certain Relationships and Related Party Transactions—Monitoring Agreement.”
(viii)Represents a gain from the settlement of a value added tax, or VAT, receivable acquired from Coty, which was fully previously deemed unrecoverable. This item is excluded as it is not indicative of our core operating performance.
(ix)Includes foreign exchange gains or losses, non-service pension expense, miscellaneous income or expense, and other items not indicative of core operating performance, that are included in Other expenses, net on the Consolidated Statement of Operations.

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RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition may be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. Our business, financial condition, results of operations and cash flows could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.
Risks Related to Our Business
Our success depends on our ability to maintain the value and reputation of our brands.
Our ability to maintain our reputation is critical to our business. Maintaining, promoting and positioning our brands will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality products across both salon professional and retail channels. Our brands could be adversely affected if we fail to achieve these objectives, or if our public image or reputation were to be tarnished by negative publicity through traditional or social media platforms. In particular, claims or publicity regarding the safety of our products, including hair color, hair care, nail or styling tool products, whether or not substantiated, could significantly harm consumer and salon professional confidence in our brands. Our brands and reputation could also be adversely affected if we engage in discounting or promotional activities that negatively impact consumers’ or salon professionals’ perceptions of the premium nature of our products. Additionally, failure by us or the third parties with whom we do business to comply with laws, regulations, ethical, social, product, labor and environmental standards could also jeopardize our reputation.
Our brands are closely associated with the professional salon channel, and our reputation depends in part on the quality and consistency of the services provided by salon professionals using our products. Negative consumer experiences in salons, adverse reactions to our products, or the use of counterfeit or gray market products bearing our brands by unauthorized resellers or salon operators could harm the reputation of our brands, even where such events are outside our control.
The use of social media by us, our brand ambassadors, salon partners, sponsors, influencers, customers and consumers carries the risk that our image and reputation could be negatively impacted. Negative product reviews, viral complaints, adverse product reaction videos and other commentary or false statements disseminated by others about our brands, the safety and efficacy of our products, our brand ambassadors, salon partners, sponsors, influencers, and other third parties who are affiliated with us have been, and may in the future be, posted on social media platforms. Social media influencers or other endorsers of our products or third parties with whom we maintain relationships or collaborate could engage in behavior, or use their platforms to communicate directly with consumers in a manner, that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us.  Social media, which accelerates and potentially amplifies the scope of negative claims or publicity, can increase the challenges of responding to negative claims or publicity. Negative or inaccurate publicity, posts or comments on social media, whether true or untrue, could damage our brands and our reputation. The increasing use of generative AI tools to create synthetic content, including deepfakes, fabricated product reviews and AI-generated social media posts, may exacerbate these risks by making it easier for third parties to produce and disseminate false or misleading content about our brands, products or personnel at scale.
Any harm to our brands or reputation, including any erosion of our professional credibility with consumers, could adversely affect our ability to attract and engage customers and consumers and negatively impact our business, financial condition, results of operations and cash flows.

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Our inability to anticipate and respond to market trends, changes in consumer preferences and changes in salon and retail environments could adversely affect our business, financial condition, results of operations, and cash flows.
Our continued success depends on our ability to anticipate, gauge, and timely address, changes in consumer trends in hair care and color, hair styling tools, nail and other beauty products, attitudes toward our industry and brands, and overall consumer shopping preferences. From time to time, consumers may prioritize spending in other categories of beauty products in which we do not participate, such as skincare, which may negatively impact growth in the categories in which we do participate and decrease demand for our products. Similarly, we may not have the brand range or assortment that our competitors have, which may result in reduced popularity of our brands and decreased demand for our products. We must continually work to maintain and enhance the recognition of our brands, develop, manufacture and market new products, maintain and adapt to existing and emerging distribution channels, successfully manage our inventories and modernize and refine our approach as to how and where we market and sell our products. Consumer tastes and preferences cannot be predicted with certainty and can change rapidly. For example, if trends that de-emphasize use of products such as the ones we market and sell, including if the “embracing gray” trend in hair color continues, or if trends related to the “skinification” of haircare (whereby consumers are adopting increasingly sophisticated haircare regimens similar to those traditionally seen in skincare) continue to decrease or cease, certain of our hair color and care products could be adversely affected. Further, if there continues to be a consumer trend towards reduced consumer spending on high-end styling tools, certain of our product lines such as ghd could be adversely affected. In response, actions taken to preserve pricing integrity may reduce volumes, while increased promotional or discounting activity could erode brand perception and long-term brand value. Additionally, certain of our products are more price-sensitive than others and as a result, customers and consumers may be unable or unwilling to absorb the costs required to respond to changes relating to such products. This unpredictability is compounded by the increasing use of digital and social media by our customers and consumers and the speed by which information and opinions are shared.
Our professional channel may be impacted by decreased consumer demand for salon treatments and changes to salon environments, and our salon professional customers have in the past, and will in the future, limit their product supply when demand for salon treatments decreases. In addition, our professional channel depends on our engagement with salon professionals and our reputation and brand image within the salon professional community. Negative perceptions of our brands by the salon professional community and their end consumers could have an adverse effect on our professional channel. Further, there may be disruptions in the salon market, including as a result of increased at-home services, acquisition activity or the consolidation of salon customers, the continued rise of independent salons, changes in salon purchasing patterns, erosion in the credibility of salon professionals’ brand recommendations, private equity investment and technology integration. If these disruptions lead to customers gaining purchasing power, we may need to reduce the price of our products, which would have an impact on our earnings.
In addition, consumer spending habits and consumer confidence have shifted and may continue to change in light of macroeconomic pressures, changing tastes, as well as changes in work practices and travel trends impacting the demand for our products. Our professional and consumer channels would be negatively impacted by a reduction in foot traffic at salons and retail stores. Similarly, we would be negatively impacted by any significant decline in our e-commerce traffic to our websites or to third-party platforms that sell our products. Sales of our products may also be affected by inventory management by our retail and salon professional customers, and we may experience product shortages or limitations in display space by our retail and salon professional customers. A severe, adverse impact on the business operations of our customers could have a corresponding adverse effect on us.
In addition, from time to time, our sales growth or profitability may be concentrated in a relatively small number of brands, channels, product categories or local, regional or national markets. If such a situation persists or any brand, channel or a number of product categories or countries fail to perform as expected, there could be an adverse effect on our business, financial condition, results of operations and cash flows.
If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, trends in the market for our products and changing customer and consumer demands and sentiment, our business, financial condition, results of operations and cash flows may be adversely affected.

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We operate in highly competitive categories and if we are unable to compete effectively, our business, financial condition, results of operations and cash flows could be adversely affected.
We face competition from companies throughout the world, including global consumer product companies, private label brands and emerging companies, across a wide range of retail price points. Some of our competitors have greater resources than we do, some others are newer companies, and some are competing in distribution channels or regions where we are less represented. Competition may result in pricing pressure, reduced profit margins or lost market share or a failure to grow our market share, any of which could substantially harm our business, financial condition, results of operations and cash flows. The beauty business can change rapidly due to consumer preferences and industry trends, including the expansion of digital channels, the increase in popularity of celebrity and influencer-backed brands and advances in technology.
Competition in the beauty industry is based on a variety of factors, including innovation; brand recognition; the resources, culture and skillsets required to support strategies; effectiveness of beneficial attributes and product claims and product quality and safety; pricing; service to the salon, stylist and retail customers and the end consumers; relationships and credibility with salons, professionals and retailers; sell-through of products at retail locations; promotional activities, advertising, special events, new product introductions and e-commerce initiatives; and the ability to effectively leverage existing and emerging digital technologies such as AI and data analytics. Certain competitors have significant financial, operations, sales and marketing resources, plus experience in research and development, and may be able to engage in extensive and prolonged price promotions or otherwise offer more competitive prices than we do. We may be at a substantial disadvantage to larger competitors with greater economies of scale. Competitors could engage in successful marketing campaigns that develop significant brand awareness that competes with us. Additionally, if a competitor develops lower cost or cost-effective alternatives to our products, our business could be adversely affected. The markets for some of our products are also subject to specific competitive risks because these markets are highly price sensitive. Our competitors have competed in the past by lowering prices on certain products. If they do so again, we may be forced to respond by lowering our prices. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas. If we fail to have first mover advantage in certain areas or otherwise fail to maintain our strategic and competitive advantages, our business, financial condition, results of operations and cash flows may suffer.
Our ability to compete also depends on the continued strength of our brands and products, our ability to attract and retain key talent and other personnel, the production capacity and efficiency of our and our third-party manufacturing facilities and distribution network, and our ability to maintain and protect our intellectual property and those other rights used in our business. In addition, certain of our distributors and key retail customers are owned or otherwise affiliated with companies that market and sell competing brands and, as a result, they may have an interest in promoting these competing brands over our products. In addition, if any of our competitors were to consolidate operations, such consolidation would exacerbate the aforementioned risks. Our inability to continue to compete effectively in key regions around the world, including the United States, Brazil, Europe, the Middle East, Africa and Japan, could have an adverse effect on our business, financial condition, results of operations and cash flows.
If we fail to attract new, or retain existing, customers and consumers in a cost-efficient and effective manner, our business, financial condition, results of operations and cash flows could be adversely affected.
Our success depends in large part upon widespread adoption of our existing and new products by customers and consumers. In order to expand our customer and consumer base, we must appeal to and attract salon professionals, retail customers and consumers who are aware of, consider, and purchase our products. If we fail to deliver a high-quality customer and consumer experience or fail to convince existing and potential customers and consumers that our products are superior to alternatives, then our ability to retain and acquire customers and consumers and grow our business may be harmed. We have made, and will continue to make, significant investments in promoting our products, enhancing our brands, attracting new customers and deepening our interactions with our salon professional customers, retail customers and consumer communities. Investment in marketing, advertising and sales generation can be expensive and may not result in new customers or consumers or increased sales of our products. If we are unable to efficiently acquire new customers or consumers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers,

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our net revenue may decrease, and our business, financial condition, results of operations and cash flows may be adversely affected.
Our ability to attract and retain customers and consumers also depends on the effectiveness and efficiency of our marketing and media spending. We face increasing media cost inflation driven by rising demand for digital advertising inventory, greater competition for consumer attention and higher pricing across key media channels. In addition, the media ecosystem continues to shift, with retail media networks operated by major retailers and e-commerce platforms gaining increasing influence over brand visibility and consumer purchasing decisions at the point of sale. As these networks grow, we may face higher costs to maintain prominence on the platforms where our products are sold. We are also investing in building new media planning, buying and measurement capabilities, and there can be no assurance that these investments will generate the required returns or that we will be able to optimize our media spend as effectively as more established competitors. If we are unable to manage rising media costs, adapt to the evolving media ecosystem or achieve adequate returns on our media investments, our business, financial condition, results of operations and cash flows could be adversely affected.
In addition, our future success depends in part on our ability to increase sales to our existing customers over time, as a significant portion of our net revenue is generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the products we offer. We may be affected by changes in the policies and demands of our salon professional and retail customers relating to inventory management or buying structure, changes in salon pricing, marketing, advertising and promotional strategies, foot traffic at our salon customers, customer algorithms on e-commerce platforms, space reconfigurations by our customers or any significant decrease in our display space or online prominence. If existing customers no longer find our products appealing, are not satisfied with our customer service, including shipping times, or if we are unable to timely update our products to meet current trends and customer and consumer demands, our existing customers and consumers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.
As we continue expanding our brands, particularly our hair care and styling brands, into the consumer channels, there is a risk that salon professionals may dislike that these brands are increasingly available directly to consumers instead of only at salons. These salon professionals may choose to decrease purchases of our products, terminate their relationship with us or only purchase our salon-exclusive brands, which could disrupt our “Pro-to-Consumer” growth strategy that leverages our professional credibility to increase our distribution in the consumer channel. Similarly, if our credibility with salon professionals were to lessen or erode, our sales in and growth strategy for the consumer channel could be adversely affected.
If we are unable to continue to attract new customers and consumers, the cost of customer acquisition and retention increase significantly, or our existing customers and consumers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition, results of operations and cash flows could be adversely affected.
Our business could be negatively impacted if we fail to develop and market new products, services or commercial innovations to meet customer and consumer demand, or effectively manage our new launch processes.
If we do not continue to introduce new products, services or commercial innovations in a timely manner, if our new products, services or commercial innovations are not accepted by our customers and consumers or if our competitors introduce similar products, services or commercial innovations in a more timely and/or cost-effective fashion, our brands or our market position could be harmed. Electronic products, such as our ghd products, face higher risks associated with innovation due to the complexity of the required R&D and the longer lead time needed to match shifts in customer and consumer demands and trends, and we may not have access to the latest technology, such as new types of batteries or chip technologies for our styling tools, required to innovate effectively in a timely manner on commercially reasonable terms. Further, our new products, services and innovations on existing and future products may not receive the same level of customer and consumer acceptance as our products have in the past. Additionally, our salon professional customers have different needs than consumers and retail customers. Accordingly, demand for innovation may deviate among our customers and consumers and as a result, we may need

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to expand resources directed at innovation and the orientation of our supply chain, in each case, based on shifting demand.
In addition, new launches may generate significant activity and a high level of purchasing for such new product, service or innovation, which can result in a higher-than-normal increase in net revenue during the quarter and skew year-over-year comparisons. These offerings may also increase our product return rate. We may experience difficulty effectively managing growth associated with the launch of new products, services and innovations. In addition, we may experience a decrease in sales of certain of our existing products as a result of customer and consumer preferences shifting to our newly launched offerings.
The size, schedule and lead time of our new offerings increase pressure on our supply chain and order processing systems. We may fail to appropriately scale our manufacturing capacity, including those of third-party manufacturers on whom we rely, in response to unanticipated changes in demand for our existing products or to the demand for new products, which could harm our reputation and profitability.
If we are unable to accurately forecast sales levels in each market for product launches or ongoing product sales, obtain a sufficient supply of products to meet demand, including as a result of shortages in raw materials or packaging, we may incur higher expedited shipping costs and we may temporarily run out of stock of certain products, which could negatively impact our relationships with customers and consumers. Conversely, if demand does not meet our expectations for a product launch or ongoing product sales or if we change our planned launch strategies or initiatives, we could incur inventory write-downs. Any of these could have an adverse effect on our business, financial condition, results of operations and cash flows.
If our products are found to be defective or unsafe we may be subject to various product liability claims, which could harm our reputation and business, financial condition, results of operations and cash flows.
Our success depends, in part, on the quality and safety of our products. If our products are found to be defective, unsafe, or otherwise fail to meet our customers’ or consumers’ expectations or if our product claims are found to be unfair or deceptive, our relationships with customers or consumers could suffer, the appeal of one or more of our products could be diminished and we could lose sales, any of which could result in an adverse effect on our business. However, regardless of their merit, these or future complaints or incidents could have a negative impact on the reputation of our products and our brands, cause us to recall or stop selling our products, or lead to increased scrutiny or enforcement action from regulatory authorities, any of which could adversely affect our business and financial results.
Potential product liability risks may arise from the testing, manufacture, labeling and sale of our products, including that the products fail to meet quality or manufacturing specifications, contain contaminants or certain hazardous substances that may present risks to human health, include inadequate instructions as to their proper use, include inadequate warnings concerning side effects and interactions with other substances or for persons with health conditions or allergies, cause adverse reactions or side effects or have product defects that result in personal injury or property damage. Additionally, a product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication or from the improper use of one of our products. Previously unknown adverse reactions could occur. If it is discovered or alleged that any of our products are causing adverse reactions, we could suffer, among other things, litigation, adverse publicity or regulatory/government sanctions. Further, certain of our styling tools are electrical products, which may pose a risk of personal injury, including electrocution and severe burns, and a risk of property damage, such as from an electrical fire, due to, among other things, inherent risks associated with high-voltage and high-heat products, alleged defects, improper use of handling by the user and unauthorized and improper repairs. In addition, negative publicity, safety incidents or regulatory actions affecting the broader heated styling tool category, including incidents involving competitors’ products such as reports of malfunction, electrocution, overheating, burns or other consumer injuries, could reduce category-wide demand, increase product returns, heighten regulatory scrutiny and negatively affect our sales, brand perception, financial condition, results of operations and cash flows, even where such incidents are unrelated to our products or brands.

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We have been, and may in the future be, subject to product liability claims, including that our products fail to meet quality or manufacturing specifications, contain contaminants or certain hazardous substances that may present risks to human health, include inadequate instructions as to their proper use, include inadequate warnings concerning side effects and interactions with other substances or for persons with health conditions or allergies, cause adverse reactions or side effects or have product defects that result in personal injury or property damage, or that our product claims, instructions or marketing are false and misleading. For example, we and other industry peers are, and may in the future be, subject to litigation alleging a connection between hair dyes and hair relaxer products and adverse health consequences, such as bladder cancer and endometrial cancer. Hair color products represent a significant portion of our net revenue. Therefore, if our hair color products were found to be associated with adverse health consequences, there is an increased risk that our business, financial condition, results of operations and cash flows could be adversely affected. We may also be required to indemnify third parties, including Coty or current or former owners of acquired or divested entities or business, for products liability claims involving them.
Such allegations could also lead to increased scrutiny or enforcement action from regulatory authorities or cause us to stop selling or recall our products. The amount of time that is required to resolve product liability or other legal or regulatory proceedings is unpredictable and any litigation or claims against us, even those without merit, may cause us to incur substantial costs, including but not limited to legal defense costs, damage awards and reputational harm, and may divert management’s attention from the day-to-day operation of our business and adversely affect our stock price and reputation. As we continue to offer an increasing number of new products through large product offerings our product liability risk may increase.
Any loss of confidence on the part of our customers or consumers in the quality, efficacy or safety of our products or the ingredients used in our products, whether actual or perceived, or inclusion of ingredients that are regulated in certain jurisdictions, could harm our brand images and reputation and could cause customers and consumers to choose other products. In addition, concerns regarding the safety or quality of our competitors’ products could reduce customer and consumer demand for our own products if customers and consumers view such concerns to be similar or representative of the broader product category.
We maintain a general liability insurance policy which provides product liability coverage for third-party claims involving bodily injury, property damage, and personal/advertising injury; however, in the event that claims are brought against us in the future, our insurance policies may not cover any or all of the resulting financial losses and the broader damage to our reputation that such claims may cause. Any claims brought against us may be subject to policy exclusions or exceed our existing or future insurance policy coverage of limits. Any reserves we maintain for litigation may not be adequate. In addition, we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future.
Our success depends, in part, on our retention of key personnel and ability to attract and retain qualified personnel.
Our success depends, in part, on our ability to retain our key personnel, including our executive officers and senior management team. Transitions in our senior management or the unexpected loss of, or misconduct by, one or more of our key employees could adversely affect our business. Our Chief Executive Officer is new to the Company as of April 2026, and we expect it will take some transition time for him to learn the people, business, finance and systems of the Company. Our success also depends, in part, on our continuing ability to identify, hire, train and retain other highly qualified personnel. Competition for these employees can be intense. Although direct-to-salon sales represents only a portion of our workforce, the fact that few other businesses engage in direct-to-salon sales creates a scarce talent pool for qualified personnel. Even with a strong talent pool of qualified personnel, finding talent with specific skill sets in certain areas of the business, and in particular in R&D, is challenging given the popularity of non-compete clauses in our industry. In addition, as is typical for a European employee plan like our WINS Equity Incentive Plan, all shares acquired by our employees pursuant to our WINS Equity Incentive Plan will be fully vested upon the consummation of this offering and RSUs for which the applicable time-based vesting requirement has been satisfied on or before the consummation of this offering will also be fully vested. Accordingly, there are a number of current employees whose outstanding equity awards are or will become substantially vested upon the completion of this offering. As a result, it may be difficult for us to continue to retain and motivate these employees, and the value of their holdings could affect their decisions about whether they continue to work for us.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Our ability to attract, retain, and motivate employees may also be adversely affected by declines in the market price of our common stock. If we issue significant equity to attract employees or to retain our existing employees, we would incur substantial additional stock-based compensation expense and the ownership of our existing stockholders would be further diluted. Despite our efforts, we may not be able to attract, assimilate or retain qualified personnel in the future, and our failure to do so could have an adverse effect on our business, financial condition, results of operations and cash flows.
If we are unable to manage our growth effectively, our business, financial condition, results of operations and cash flows could be adversely affected.
We have expanded our operations rapidly since KKR acquired a majority stake in us from Coty in 2020 and expect to continue pursuing significant growth across our markets and product portfolio. Achieving that growth has required, and will continue to require, disciplined execution and sustained investment in innovation, brand development, talent and operational infrastructure. Our ability to scale successfully depends on a number of factors, including our capacity to:
•implement and refine our operational plans and strategic initiatives;
•maintain and expand sufficient supply, manufacturing and distribution capacity;
•invest in, upgrade and scale our information systems, technology platforms and other operational infrastructure;
•identify and capture operational efficiencies as we grow, including in procurement, logistics and back-office functions;
•expand, train and retain a qualified workforce, including key management personnel;
•effectively allocate and manage capital investment across competing priorities; and
•adapt our organizational structure and internal processes to support a larger, more complex business.
Rapid growth also places significant demands on our management team and on our sales and marketing, R&D, product development, finance and distribution functions. It may require us to obtain additional raw materials, manufacturing capacity, warehousing and distribution capabilities, and to make substantial investments in facilities, systems and process improvements. If the pace of growth outstrips our ability to build or adapt the necessary infrastructure, we may be unable to operate efficiently or realize the returns we expect on those investments. Failure to manage growth effectively could result in, among other things, delays in product launches or product shortages, supply chain disruptions or quality control failures, operating inefficiencies and unanticipated cost increases, misallocation or under-management of capital investment, reputational damage, inadequate customer and consumer service, inability to scale systems and processes in a timely or cost-effective manner, inappropriate claims or promotions by our marketing team, brand ambassadors, salon partners, sponsors or influencers, and governmental inquiries, investigations or regulatory actions. We also need to continue to attract, develop and retain qualified management personnel to support our growth and may not be able to do so. Any of these outcomes could harm our net revenue, increase our expenses and impair our ability to generate sustained, profitable growth.
A disruption in our manufacturing, logistics or distribution operations, including a disruption in the operations of or the loss of manufacturers, logistics providers or suppliers or shortages in the supply of raw materials or finished products, especially as it relates to our single-source or limited manufacturers or suppliers, could harm our business, financial condition, results of operations and cash flows.
As a company engaged in sourcing, manufacturing and logistics on a global scale, we are subject to the risks inherent in such activities. Such risks include industrial accidents, environmental events, strikes and other labor disputes, adverse works council decisions or negotiations (including those affecting workforce restructuring, operational changes, or facility closures), capacity constraints, lack of adequate warehouse management, including effective technology to manage facilities, delays or failures in transportation and logistics networks (including port congestion, carrier shortages and freight route disruptions), disruptions in ingredient, material or packaging supply

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
or availability of natural resources (e.g., water), global shortages, disruptions in supply chain or information technology, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, increases in employee wages and benefits costs (whether driven by collective bargaining, works council requirements, labor market conditions, or changes in applicable minimum wage or other employment laws), tariffs, licensing requirements and other regulatory issues, as well as natural or man-made disasters, acts of war, outages due to fire, floods, power loss, telecommunications failures, break-ins and other events or external factors over which we have no control. Any of these events, individually or in combination, could increase our operating costs or disrupt our operations, which could have an adverse effect on our business, financial condition, results of operations and cash flows.
We produce most of our hair color products and the majority of our hair care portfolio across our three owned manufacturing plants. For the year ended June 30, 2026, approximately       % of our total supply was manufactured in manufacturing facilities that we own and operate. A major interruption in the operation of our manufacturing facilities due to system or equipment defects, malfunctions or failures or other unforeseen events, such as natural disasters or manmade causes, could significantly impact our ability to conduct, or completely halt, our manufacturing capabilities. Any downtime in the operation of our manufacturing facilities could result in reduced products available to be sold, which could have a significant impact on our net revenue. We have experienced, and may in the future experience, lost revenue or increased costs during the disruption of manufacturing and logistics operations, which may not be recoverable under our insurance policies, and longer-term business disruptions could have a significant impact on our business and results of operations. In addition, the expense required to bring a manufacturing facility back into full operation following such a disruption may be significant and we may incur expenses to prevent the reoccurrence of such interruptions.
In addition to our own manufacturing facilities, we also use a wide variety of third-party manufacturers and direct and indirect suppliers of goods and services from around the world. The failure of such manufacturers or suppliers to deliver quality goods and services, or materials used in our products, in sufficient quantities, in compliance with applicable standards and in a timely manner could adversely affect our customer service levels and overall business. Changes in the financial or business condition of, or in our relationships with, our third-party manufacturers or suppliers could subject us to losses or adversely affect our ability to bring products, services and innovations to market. There can be no assurance we will be able to detect, prevent or fix all defects that may affect our products manufactured by our third-party manufacturers. Failure to detect, prevent or fix defects, or the occurrence of real or perceived quality or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and consumers, litigation, enforcement actions, product recalls and credit, warranty or other claims, among others, which could harm our brand, financial condition and results of operations. Further, our third-party manufacturers and suppliers may have economic or business interests that are inconsistent with ours; take actions contrary to our instructions, policies or objectives; be unable or unwilling to fulfill their obligations to us; engage in activities that may harm our reputation; or take other actions that are outside of our control. Additionally, such third parties may also increase prices for their goods and services due to inflation, raw material costs, labor shortages, tariffs, supply chain disruptions, or other factors beyond our control, which could increase our cost of goods sold and compress our margins, particularly if we are unable to pass such increases on to our customers and consumers. The occurrence of any such factors or events could have an adverse effect on our business, financial condition, results of operations and cash flows. The raw materials used to manufacture our products are subject to availability constraints and price volatility. If we experience supply shortages, price increases or regulatory impediments with respect to the raw materials, ingredients, components or packaging we use for our products, we may need to seek alternative supplies or suppliers and may experience difficulties in finding replacements that are comparable in quality and price. For example, certain components such as silicon chips, high-grade plastics and heaters used in some of our styling tools have increasingly been classified as “military-grade materials” in certain regions, making it more difficult for us to source. Our ghd business was also negatively impacted by the global shortage of semiconductor chips from 2020 to 2023. In addition, we may be required to reformulate or substitute ingredients in our products due to shortages of specific raw materials. This risk is further increased with respect to our styling tools as significant lead time and costs may be associated with validating safety, performance and reliability of new electrical components in accordance with global safety compliance standards. If we are unable to successfully

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
respond to such issues, our business, financial condition, results of operations and cash flows would be adversely affected.
A significant portion of the products (or components of such products) that we sell is manufactured in countries such as China. Foreign imports subject us to the risks of changes in import duties, quotas, loss of “most favored nation” status with the United States for a particular foreign country, delays in shipment, shipping port and ocean carrier constraints, supply and demand constraints, labor strikes, work stoppages or other disruptions, freight cost increases and economic uncertainties (including the United States imposing anti-dumping or countervailing duty orders, tariffs, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices). To the extent that any foreign manufacturers from whom we purchase products directly or indirectly employ labor, environmental, health and safety, corruption, or other business practices that vary from internationally recognized standards, we could be adversely affected by any resulting negative publicity, regulatory investigations or enforcement actions, import restrictions, damage to our relationships with retailers and distributors and potential claims of liability. Finished products or raw materials purchased from alternative sources may be of lesser quality or more expensive than the merchandise or raw materials we currently purchase abroad. If any of these or other factors were to cause a disruption of trade from the countries in which our suppliers are located, our inventory levels may be reduced or the costs of our merchandise may increase.
We may not be able to quickly establish additional or replacement manufacturers or suppliers, and alternative facilities with sufficient capacity or capabilities may not be available on commercially reasonable terms or at all. In addition, even if we are able to expand existing or find new manufacturing or sources of materials, we may encounter delays in production and delivery of our products and added costs as a result of the time it takes to train and qualify suppliers and third-party manufacturers in our and industry methods, products, quality control standards and labor, health and safety standards.
The aforementioned risks are exacerbated with respect to some of our products that rely on a single or a limited number of manufacturers or suppliers. Such manufacturers and suppliers may have a greater bargaining power and may be harder to replace.
We also rely on third-party logistics providers and transportation networks to warehouse and distribute our products globally. The loss of, or disruptions affecting, these logistics operations, including natural or manmade disaster, fire, carrier capacity constraints, labor shortages at distribution centers, damage to or loss of inventory in transit, failures of warehouse management systems, or the insolvency or non-performance of key logistics partners, could delay or prevent product delivery, increase costs, reduce our ability to fulfill customer orders in a timely manner and result in lost sales. Third-party logistics providers may also increase prices for their services due to inflation, labor shortages, fuel costs, tariffs, or other factors beyond our control, which could increase our distribution costs, particularly if we are unable to pass such increases on to our customers. Any difficulties in finding or transitioning to alternative logistics providers or distribution facilities could prolong the impact of any such disruption. The occurrence of any of these events could have an adverse effect on our business, financial condition, results of operations and cash flows.
While we maintain business interruption insurance that we believe is appropriate for our operations, our insurance may not cover losses in any particular case, or be available on commercially reasonable terms to cover certain of these catastrophic events or interruptions. In addition, regardless of the level of insurance coverage, any disruption that impedes our ability to manufacture, warehouse and distribute our products in a timely manner could adversely affect our business, financial condition, results of operations and cash flows.
Our dependence on exclusive third-party distributors in multiple countries exposes us to risks that could adversely affect our business, financial condition, results of operations and cash flows.
We rely on distributors with which we have exclusive distribution arrangements to market and sell our products in a number of countries. For the year ended June 30, 2026,         % of our hair and nail business was channeled through full-service distributors. If one or more of our exclusive distributors were to experience financial distress, bankruptcy, or operational failure, we could experience a significant and potentially prolonged decline in net

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
revenue in the affected markets, and the exclusive nature of these arrangements may prevent us from appointing alternative distributors or selling directly during the term of the applicable agreement.
The laws of certain foreign jurisdictions provide distributors with legal protections, including mandatory notice periods, compensation or indemnification rights upon termination, succession rights, and restrictions on the grounds for termination, that may limit our ability to exit or modify underperforming relationships regardless of the terms of our agreements.
Even where termination is permissible, replacing an exclusive distributor can be difficult, costly, and time-consuming, as distributors often maintain primary customer relationships, hold necessary import licenses or registrations, and control local logistics infrastructure, and the transition process may require regulatory approvals and operational integration that could take months to complete. We may incur significant costs in connection with any such transition, including compensation payments mandated by local law, litigation or settlement costs, and expenses associated with establishing alternative distribution channels.
These risks would be compounded if multiple distributors were impaired simultaneously as a result of macroeconomic conditions, trade disruptions, or regulatory changes, which could result in an adverse effect on our business, financial condition, results of operations and cash flows.
Shipping is a critical part of our business and any changes in, or disruptions to, our shipping distribution network could adversely affect our business, financial condition, results of operations and cash flows.
We currently rely on third-party global providers to deliver our products to customers and consumers, including a single logistics provider in North America for deliveries to customers. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to customers and consumers, it could negatively impact our results of operations and our customers’ and consumers’ experience. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers and consumers may be negatively affected by factors beyond our and these providers’ control, including weather, fire, flood, power loss, earthquakes, acts of war or terrorism, pandemic or other events specifically impacting other shipping partners, such as labor disputes, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely. We may in the future experience shipping delays for reasons outside of our control. We are also subject to risks of damage or loss during delivery by our shipping vendors. If the products ordered by our customers and consumers are not delivered in a timely fashion or are damaged or lost during the delivery process, our customers and consumers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition, results of operations and cash flows.
The fluctuating cost of raw materials could increase our cost of goods sold and have an adverse effect on our business, financial condition, results of operations and cash flows.
We have in the past experienced, and may in the future experience, fluctuations in the cost of raw materials and other inputs used in our products for reasons beyond our control. Our costs for raw materials are affected by, among other things, weather, customer and consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus customer and consumer countries, tariffs, trade restrictions, and changes in trade policy and other factors that are generally unpredictable and beyond our control. For example, we have experienced, and may in the future experience, increased costs as a result of increased commodity costs of metals such as copper, silver and gold and petroleum-based products such as plastics, which are used in the manufacturing of our styling tools. Any increases in the costs of goods and services for our business may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in our operations. Our ability to raise prices to reflect increased costs may also be limited by competitive conditions in the market for our products. Such increases in the cost of raw materials and other inputs could adversely affect our business, financial condition, results of operations and cash flows.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Challenges with properly managing the deployment, use and maintenance of AI technologies could have an adverse effect on our business, financial condition, results of operations and cash flows.
AI technologies are rapidly evolving. We use, and may increasingly use, AI technologies in our operations, including to assist in the development of our products, including R&D, to engage with customers and consumers, and in the use of internal tools that support our business. We expect AI technologies to become increasingly important to our operations and to our ability to compete effectively. If we are unable to identify, adopt and scale AI technologies at the pace necessary to drive operational efficiencies, improve decision-making and drive revenue, it could have an adverse impact on our business, financial condition, results of operations and cash flows.
The deployment, use and maintenance of AI technologies present technological and legal risks, including risks related to harmful content, inaccuracies, hallucinations, bias or discrimination, and intellectual property infringement, misappropriation or other violations. Since AI is a rapidly evolving technology, it may produce unexpected results or behave in unpredictable ways that can generate irrelevant, flawed, factually inaccurate or biased content and may present new legal and ethical issues. For example, AI-generated marketing content, product packaging images or advertising materials could contain errors, unintended messaging or elements that infringe third-party rights. Furthermore, there is a risk that a user may input confidential information (including proprietary or sensitive information, trade secrets, or personal data) into AI technologies in a manner that could result in such information becoming accessible by third parties. The use of AI technologies could also result in claims by third parties alleging infringement, misappropriation or other violations of intellectual property rights, including in connection with the use of large datasets to train AI technologies, or the use of outputs generated by such technologies, which may contain or be substantially similar to materials protected by third-party intellectual property, including patents, copyrights or trademarks. We may also be unable to control the manner in which third-party products or services utilizing AI technologies are provided, developed, used or maintained.
The legal and regulatory landscape governing AI technologies is continuously and rapidly evolving, which may require us to implement additional governance, controls, documentation or audits, and could increase compliance costs or restrict certain uses of AI technologies. AI outputs may be difficult to evaluate, and if we do not maintain effective human oversight, testing and monitoring, we may make decisions based on inaccurate, incomplete or biased information, which could adversely affect our business, financial condition, results of operations and cash flows. We also depend on employees and other users to comply with our policies governing acceptable AI use and the protection of confidential information and intellectual property, and any failure to do so could expose us to litigation, regulatory scrutiny or reputational harm.
The usefulness of AI technologies to our business also depends on the availability, integrity and governance of the data on which those technologies rely. Poor master data, weak data lineage, inconsistent governance or incomplete datasets may undermine forecasting, personalization, regulatory reporting and operational or strategic decision-making. If data used in our systems or AI technologies is inaccurate, incomplete, stale or biased, we may make incorrect pricing, inventory allocation, marketing or other business decisions, which could adversely affect our business, financial condition, results of operations and cash flows.
The use of AI technologies may also shift the nature and value of our and our competitors’ brands and may change the way customers and consumers discover, evaluate and purchase our products. Our competitors or other third parties may incorporate AI technologies into their business, services, and products more rapidly or more successfully than us, which could impair our ability to compete effectively and erode our market position. Conversely, investments we make in AI technologies may not yield the anticipated returns or efficiencies, or may become obsolete as the technology continues to evolve.
While the full extent of current or future risks related to use of AI technologies is not possible to predict, these technologies could significantly disrupt the markets in which we operate, increase competition, and subject us to legal, regulatory and compliance risks (including investigations, disputes or enforcement actions), any of which could adversely affect our business, financial condition, results of operations and cash flows.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
If we are unable to accurately forecast customer and consumer demand and maintain appropriate inventory levels, our business, financial condition, results of operations and cash flows could be adversely affected.
Our business requires us to manage a large volume of inventory effectively. We base our current and future inventory needs and expense levels on our operating forecasts and estimates of future demand. To ensure adequate inventory supply, we must be able to forecast inventory needs and expenses and place orders sufficiently in advance with our manufacturers and suppliers, including suppliers of raw materials for our own manufacturing facilities, based on our estimates of future demand for particular products. Failure to accurately forecast demand may result in inefficient inventory supply or increased costs. Accordingly, if we fail to accurately forecast customer and consumer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer and consumer demand may result in inventory write-downs or write-offs, increased inventory storage expenses or the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brands. For example, we recently undertook an inventory write-down related to our Briogeo brand. Further, lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies, which could result in lower margins. Conversely, if we underestimate customer and consumer demand, including as a result of unanticipated growth, our manufacturers and suppliers may not be able to deliver products to meet our requirements, and we may be subject to higher costs in order to secure the necessary production capacity or we may incur increased shipping costs. An inability to meet customer and consumer demand and delays in the delivery of our products to our customers and consumers could result in reputational harm and damaged customer and consumer relationships and have an adverse effect on our business, financial condition, results of operations and cash flows.
Moreover, while we devote significant attention to forecasting efforts, the volume, timing, value and type of the orders we receive are inherently uncertain. We operate in SKU-intensive categories and therefore manage a high volume of distinct product variations, which can create complexity and elevated risk of stock outages. These risks are increased with respect to our styling tools which require long lead times to innovate and manufacture. In addition, we cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. Our business, as well as our ability to forecast demand, is also affected by general economic and business conditions, public and consumer preferences, changes in buying patterns of customers and consumers, customer confidence in future economic conditions, inventory management of customers, competition in the beauty industry and the actions of our competitors, seasonality, new product launches and rapid changes in product cycles. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net revenue. Any failure to accurately predict net revenues could cause our operating results to be lower than expected, which could adversely affect our business, financial condition, results of operations and cash flows.
Adverse economic conditions in any of the countries in which we conduct significant business could negatively affect our business, financial condition, results of operations and cash flows.
The general level of consumer spending is affected by a number of factors, including general economic and business conditions, inflation, interest rates, unemployment rates, energy costs and customer and consumer confidence, all of which are beyond our control. Many of our products may be considered discretionary items for consumers. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. A decline in consumer purchases of discretionary products or services also tends to impact our customers. As global economic conditions continue to be volatile and economic uncertainty remains, including with respect to evolving trade policies and rising tariffs, trends in consumer discretionary spending also remain unpredictable. A further weakening in the global macro-environment may lead to additional pressure on consumer demand and customer inventory reductions.
Sudden disruptions in local or global business conditions from events such as a geo-political or local conflicts, including the current heightened international tensions, supply chain disruptions, civil unrest, terrorist attacks, adverse weather conditions, a pandemic or other health issues, climate changes or seismic events can have a short-term and, sometimes, long-term impact on consumer spending, which in turn could adversely affect our business, financial condition, results of operations and cash flows. Moreover, a downturn in the economies of, or continuing recessions in, the countries where we sell our products or a sudden disruption of business conditions in those

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
countries generally or due to escalating geopolitical instability could adversely affect consumer confidence, the financial strength of our distributors, salon professional and retail customers and, in turn, our sales and profitability.
Volatility in the financial markets and a related economic downturn in key markets or markets generally throughout the world could have an adverse effect on our business.
Our growth and profitability are dependent on a number of factors, and our historical growth may not be indicative of our future growth.
Net revenue increased from $2.6 billion in 2024 to $         in 2026. Our historical rate of growth may not be sustainable or indicative of our future performance, and in future periods, our net revenue could grow more slowly than we expect or decline. We believe that continued growth in net revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this Risk Factors section, including the following:
•our ability to maintain the value and reputation of our brands;
•our ability to anticipate and respond to trends and changes in consumer preferences;
•we operate in highly competitive categories;
•attract new, or retain existing, customers and consumers in a cost-efficient and effective manner;
•our ability to develop and market new products, services or commercial innovations to meet customer and consumer demand, and effectively manage our new launch processes;
•various product liability claims, which could harm our reputation;
•a disruption in our manufacturing, logistics or distribution operations;
•changes, or disruptions to, our shipping distribution network;
•our ability to accurately forecast customer and consumer demand and maintain appropriate inventory levels;
•adverse economic conditions in any of the countries in which we conduct significant business;
•our ability to achieve our long-term business strategy;
•our dependence on a limited number of customers for a substantial portion of our net revenue;
•the illegal distribution and sale by third parties of counterfeit or gray market versions of our products;
•risks related to the global scope of our operations;
•disputes and other legal or regulatory proceedings, reviews, inquiries or investigations;
•our business is subject to U.S. federal and state laws, regulations and policies and to equivalent provisions of the international jurisdictions where we operate;
•we are subject to a broad range of environmental, health and safety laws and regulations;
•our efforts to register, maintain, protect, defend and enforce our intellectual property rights may not be sufficient to protect our business;
•we are exposed to, and may face adverse developments involving, mass tort claims and litigation relating to exposure to potentially harmful products or substances;
•our processing of personal information could give rise to significant costs and liabilities;

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Pursuant to 17 C.F.R. Section 200.83
•we are dependent on our licensors and the termination or expiration of certain of our license agreements could have an adverse effect on our business, financial condition, results of operations and cash flows; and
•we have a history of losses and can provide no assurance of our future operating results.
We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our net revenue to decline or grow more slowly than we expect. Failure to continue to grow our net revenue or improve or maintain margins would adversely affect our business, financial condition, results of operations and cash flows.
Our future success depends, in part, on our ability to achieve our long-term business strategy.
Achieving our long-term strategy will require investment in new and existing capabilities, brands, distribution channels, R&D and innovation, technologies and growing markets, including Brazil and the United States. These investments may result in short-term costs without associated current sales and, therefore, may be dilutive to our earnings. In addition, we may dispose of or discontinue select products or streamline operations and incur costs or restructuring and other charges in doing so. The failure to realize benefits, which may be due to our inability to execute plans, global or local economic conditions, competition, changes in the beauty industry and the other risks described herein, could have an adverse effect on our business, financial condition, results of operations and cash flows.
If we fail to adopt new technologies or adapt our e-commerce websites and systems to changing consumer requirements or emerging industry standards, our business may be adversely affected.
To remain competitive, we must continuously develop, maintain, and upgrade our information technology systems, including our e-commerce websites and other digital platforms, such as the Wellastore and Wella Rewards applications. The internet and the online retail industry are characterized by rapid technological change, evolving consumer preferences and emerging industry and regulatory standards, any of which could render our existing technologies and systems less competitive or obsolete. Our success depends, in part, on our ability to identify, develop, acquire, implement and integrate leading technologies in a cost-effective and timely way. We have invested significantly in the development of digital marketing and advertisement technology, in AI tools for these areas, in digital consumer and professional experience applications, in internal technology, and in data reporting and analytics. The development and operation of our e-commerce websites, digital platforms and other proprietary technologies entails significant technical, operational, financial, legal and business risks. There can be no assurance that we will be able to properly implement or use new technologies effectively or adapt our e-commerce websites, digital platforms and systems to meet consumer requirements, emerging industry standards, or developing laws and regulations. If we are unable to adapt in a cost-effective and timely manner to changing market conditions or consumer requirements, whether for technical, legal, financial or other reasons, our business, financial condition, results of operations and cash flows may be adversely affected.
Our digital growth increasingly depends on third-party platforms and technology providers, including search and social platforms, advertising technology providers, affiliate networks, consent management tools, browsers and marketplace operators, over which we have limited control. Changes to platform algorithms, policies, technical standards, browser or cookie functionality, content moderation practices, seller or platform requirements, and pricing or attribution methodologies may reduce traffic, increase customer acquisition costs, impair conversion rates, lower return on advertising spend, reduce the effectiveness of our marketing and commerce activities, or otherwise adversely affect revenue and profitability.
We also operate our digital commerce and marketing activities across multiple brands, including Wella Professionals and ghd, and across different countries that may use partially separate technology stacks, agencies, data practices, operating models and controls. This complexity may increase fragmentation, make it more difficult to standardize governance and compliance practices, create inconsistent customer experiences, reduce the efficiency of our investments and increase the risk of control failures, operational errors, data issues or delayed responses to changes in technology, law or market conditions.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Our digital commerce operations are also exposed to fraud and abuse, including account takeover, promotional or voucher abuse, bot traffic, chargebacks, affiliate fraud, fake reviews, returns manipulation and similar misconduct. These activities may result in direct revenue loss, margin leakage, increased fulfillment and customer service costs, disputes with payment providers or partners, reputational harm and operational strain. In addition, changes in marketplace ranking rules, product review integrity, content moderation policies or other platform practices may also reduce discoverability of our products, impair brand trust and adversely affect sales.
Our business may be adversely affected by labor and union activities.
In the E.U., the operations of our Wella and ghd brands have a joint European Works Council, or the EWC, an internal employee representative body covering employees in fifteen countries. As of June 30, 2026, the EWC represents approximately         of our employees, or approximately       of our global employee population. Unlike labor unions, the EWC does not have the right to strike or to engage in collective bargaining. The EWC and any similar bodies, including local works councils in which certain of our employees participate, do, however, have notification, consultation and, in some cases, co-determination rights that extend to a broad range of operational and strategic matters, including restructurings, workforce reductions, changes to working conditions, relocations and other significant business decisions, in addition to acquisitions and other corporate transactions. Navigating these consultation processes can require significant time and expense, and may delay, alter or, in certain jurisdictions, effectively block planned actions. Failure to comply with these requirements could result in injunctions, penalties or other legal consequences.
In addition, as of June 30, 2026, approximately         of our employees, or approximately        of our global employee population, are covered by collective bargaining agreements in certain jurisdictions, including Germany (approximately      % of local employees), and Brazil, Spain and France (     % of local employees in each case). These collective bargaining agreements may result in higher wages and benefit costs and could limit our operational flexibility.
We may also directly and indirectly depend upon other companies with unionized workforces, such as third-party manufacturers, distributors or suppliers, and work stoppages or strikes organized by such unions could harm our business, financial condition, results of operations and cash flows.
Additionally, we classify certain of our workers as consultants, rather than as employees (or workers or quasi-employees). Given the current legal landscape in various jurisdictions, there is a risk that courts, legislators and/or governmental agencies may classify these consultants as employees (or workers or quasi-employees) which could have an adverse effect on our business, financial condition, results of operations and cash flows.
We depend on a limited number of customers for a substantial portion of our net revenue.
For the year ended June 30, 2026,         of our customers accounted for        % of our net revenue. We expect a small number of customers will, in the aggregate, continue to account for a substantial portion of our net revenue for foreseeable future periods. Our largest customers include beauty retailers, e-commerce platforms and FDM channels. If we were to lose any of our key customers or if any of our key customers consolidate and/or gain greater market power, our business, financial condition, results of operations and cash flows may be adversely affected. Additionally, one or more of these customers may account for a significant portion of our outstanding accounts payable at any given time. We may be adversely impacted if any of our key customers experience an adverse impact on their business operations, including any operational difficulties or if they generate less traffic.
A decision by any of our major customers, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to significantly decrease the amount of products purchased from us or to change their manner of doing business with us could reduce our net revenue and have a material adverse effect on our profitability. If our key customers change their pricing and margin expectations, shifts cost to us, change their business strategies as a result of industry consolidation or otherwise, maintain and seek to grow their own private-label competitive offerings, reduce the number of brands they carry or amount of shelf space or online presence they allocate to our products, or allocate greater shelf space or online presence to, or increase their advertising or promotional efforts for, our competitors’ products, our sales could decrease and our business, financial condition, results of operations and cash flows may be materially adversely affected. In addition, promotional activity by our

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key customers that aggressively mark down our merchandise could negatively impact our business. For our e-commerce channel, these risks are exacerbated by the speed with which such customers can delist or deprioritize our offerings and otherwise control and change the relationship with us.
The loss of one or more of our customers that account for a significant portion of our net revenue, or any significant decrease in sales to these customers, including as a result of the restructuring or bankruptcy of one of our customers, consolidation among such customers, retail store closures in response to the growth in e-commerce sales, decrease in consumer demand or other factors, could reduce our net revenue and/or operating income and as a result have an adverse effect on our business, financial condition, results of operations and cash flows.
Our quarterly results of operations fluctuate due to seasonality.
Our business has historically been influenced by seasonal trends common to traditional retail selling periods, and our net revenues are typically slightly higher in the first half of our fiscal year, and highest during our second fiscal quarter, due to increased levels of purchasing by our retail customers and consumers for the end of year holiday selling season. Accordingly, adverse events that occur during either our first or second fiscal quarter could have a disproportionate effect on our results of operations for the entire fiscal year. Additionally, higher sales during our first and second fiscal quarters may cause our working capital needs to be greater during the first and fourth quarters of the fiscal year to ensure inventory levels can support demand.
As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance.
The illegal distribution and sale by third parties of counterfeit or gray market versions of our products or the unauthorized diversion by third parties of our products could have an adverse effect on our reputation and business, financial condition, results of operations and cash flows.
Third parties have in the past, and may in the future, illegally distribute and sell counterfeit versions of our products, including hair color, hair care, nail and styling tool products marketed under our brands. These counterfeit products are generally inferior to our authentic products and could pose safety risks that our authentic products would not otherwise present to consumers, including risks associated with unapproved chemical ingredients, improper formulations or substandard electrical components, defective design or manufacturing defects in counterfeit styling tools, as well as risks of adulteration such as bacterial or other contamination. Consumers could confuse counterfeit products with our authentic products, which could damage or diminish the image, reputation and value of our brands and cause consumers to refrain from purchasing our products in the future. The growth of cross-border e-commerce platforms and online marketplaces has increased the prevalence and accessibility of counterfeit beauty products, and our efforts to monitor, report and remove counterfeit listings may not be sufficient to prevent consumer harm or brand dilution. We operate in more than 100 countries, and in certain jurisdictions, legal frameworks for combating counterfeiting may be less developed or less effectively enforced, which increases our exposure to these risks.
Products sold to professional salon distributors are meant to be sold to, and used exclusively by, salons and salon professionals, or sold exclusively to the consumers of these salons. Our products have been and may continue to be sold to sales outlets other than the intended salons and salon professionals, such as to general merchandise retailers or unapproved outlets. Diverted products sold in such unapproved outlets may be old, damaged, poorly repaired, maintained or stored by unauthorized third parties or otherwise adulterated or may impact consumers’ perceptions of the premium nature of our products or present safety or efficacy concerns. Diversion may result in lower sales of our products if consumers purchase diverted products or choose to purchase products manufactured or sold by our competitors because of any perceived damage or diminishment to the image, reputation or value of our brands resulting from such diversion. Further, diversion impacts our ability to maintain the price integrity of our brands, which may lead to a decrease in customer and consumer confidence in our brands. Diversion also undermines our relationships with authorized salon professional customers and distributors, who may lose confidence in the exclusivity of the professional channel and reduce their purchases of our products or shift to competing brands.

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In addition, third parties may acquire our products through authorized channels and resell them in markets or through channels for which they were not intended, including across international borders. These gray market sales may involve products with different formulations, labeling or regulatory approvals than those intended for the destination market, which could expose us to regulatory action, consumer complaints or product liability claims in such markets. Our efforts to control the distribution of our products through contractual restrictions, supply chain monitoring and enforcement actions may not be sufficient to prevent diversion or gray market activity.
We are subject to risks related to the provision of financing to our salon professional customers in select jurisdictions.
Certain of our local entities provide financing to salon professional customers in select jurisdictions, and such lending activities are subject to varying financial terms, as well as regulatory requirements across the jurisdictions in which we operate. While the aggregate amount of such financing arrangements is not material, differences in local regulatory frameworks may require us to modify, restructure, or wind down certain arrangements, which require employee resources, additional costs, which may be material, and navigation of local laws and regulations. There can be no assurance that the costs of any adjustments to our salon professional customer financing arrangements, or any related regulatory inquiries, will not exceed our current expectations and will not have an adverse effect on our business, financial condition, results of operations and cash flows.
Risks Related to Our Global Operations
We are subject to risks related to the global scope of our operations.
Our products are sold in over 100 countries, with approximately         % of our net revenue for the year ended June 30, 2026, generated outside the United States. In addition, we have three owned manufacturing sites strategically located throughout North America, Europe and Asia which produce approximately 60% of our total hair and nail product supply (not including styling tools), and through third parties we have key operational facilities located inside and outside the United States that manufacture and distribute goods for sale throughout the world. Our global operations are subject to many risks and uncertainties, including:
•fluctuations in foreign currency exchange rates and the relative costs of operating in different jurisdictions;
•the possibility that local civil unrest, political instability, or changes in diplomatic or trade relationships might disrupt our operations in one or more markets;
•foreign or U.S. laws, regulations and policies, including restrictions on trade, immigration and travel, operations, and investments, currency exchange controls, restrictions on imports and exports, including license requirements, tariffs, environmental, health and safety and sustainability regulations and taxes; and disputes with third parties arising from such laws, regulations or policies;
•changes in trade policy, including the imposition of new or increased tariffs by the United States or foreign governments, retaliatory measures by trading partners and renegotiation or termination of trade agreements, any of which could increase our cost of goods sold, disrupt established supply chains and reduce demand for our products in affected markets;
•the presence of high inflation in the economies of some of the international markets in which our products are sold;
•lack of well-established or reliable legal and administrative systems in certain countries in which our products are sold;
•differences in customer and consumer preferences and trends between jurisdictions;
•difficulties and costs associated with complying with a wide variety of complex and potentially conflicting laws, regulations and policies across multiple jurisdictions, including laws, regulations and policies relating to data privacy and security, product safety, manufacturing, distribution and labelling of products and antitrust, and any changes thereto;

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•difficulties in staffing and managing international operations;
•adverse weather conditions and natural or man-made disasters, the frequency and severity of which may be exacerbated by climate change;
•political, social, economic and geopolitical conditions, such as terrorist attacks, war or other hostilities or military action, including international conflicts around the world, such as between Russia and Ukraine and in the Middle East, as well as increasing friction between the United States and China and the impacts on their respective regions and the regional and global economy;
•compliance with economic sanctions, anti-money laundering, counter-terrorist financing, anti-corruption and anti-bribery laws; and
•disruptions to global shipping routes, port congestion, transportation cost increases or other logistics constraints that could delay delivery of raw materials or finished goods.
These risks could have an adverse effect on our business, including our ability to capitalize on growth in new markets, to maintain the current level of operations in our existing markets and to achieve our expected margins and financial results.
Recent and potential additional tariffs imposed by the U.S. government or a global trade war could increase our supply costs, which could adversely affect our business, financial condition, results of operations and cash flows.
There is currently significant uncertainty about the future relationship between the United States and its trading partners with respect to trade policies, tariffs and similar policies affecting cross-border operations. On February 20, 2026, the U.S. Supreme Court invalidated tariffs imposed under the International Emergency Economic Power Act, or the IEEPA Decision. There remains significant uncertainty regarding the implementation of the IEEPA Decision, including the processes that will govern refund claims, the timing of any potential refunds, and the ultimate amounts, if any, that may be recovered. In addition, immediately following the IEEPA Decision, the U.S. government initiated new tariffs under alternative authorities, resulting in continued tariff exposure for many of our products. The U.S. government may continue to take future actions that could negatively impact our business, which includes imposing, reimposing, increasing or pausing tariffs, and countries subject to such tariffs have imposed, and in the future may impose, reciprocal tariffs or other protectionist or retaliatory trade measures in response. The imposition of tariffs and other trade restrictions, as well as the escalation of trade disputes and any resulting downturns in the global economy, has and could continue to adversely affect our business, financial condition, results of operations and cash flows. The extent and duration of the tariffs and other trade restrictions and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations involving the United States and other countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products in affected markets. Furthermore, actions we take to adapt to new tariffs or other trade restrictions may cause us to modify our operations, which could be time consuming, expensive and impact pricing of our products. This could in turn impact our sales and profitability or cause us to forgo business opportunities.
These and future changes to trade policy and tariffs could increase our supply costs and adversely impact our profitability. Moreover, the new tariffs could also make our products more expensive for customers, potentially suppressing customer demand. We may not be able to offset the financial impact of tariffs through price increases to customers. There could be additional tariffs or other regulatory changes in the future. There is also a concern that the trade policies of the United States and other nations could result in the adoption of additional tariffs and other trade restrictions by various nations, leading to a global trade war and making our products uncompetitive in certain markets. Any of the foregoing could adversely affect our business, financial condition, results of operations and cash flows.

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Fluctuations in currency exchange rates may negatively affect our business, financial condition, results of operations and cash flows.
Foreign-currency fluctuations may affect our financial position and results of operations. Approximately     % of our net revenue for the year ended June 30, 2026, occurred in foreign currencies and we purchase inventory from manufacturers outside the United States in foreign currencies. The main currencies to which we are exposed include the Euro, the British pound, the Mexican peso, the Brazilian real, the Japanese yen, the Canadian dollar, the Australian dollar and the Swiss Franc. Our exposure to foreign currencies may increase as we expand our business in additional foreign markets.
Exchange rate fluctuations may affect the costs that we incur in our operations. A depreciation of foreign currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from foreign operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts. The cost of certain items, such as raw materials, manufacturing, employee compensation and benefits and transportation and freight, required by our operations, may be affected by changes in the value of the relevant currencies. To the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively affect our business. In addition, a portion of our borrowings under the Senior Facilities Agreement are denominated in British pounds and Euros and expose us to currency exchange rate risk.
Although we do, and may continue to, engage in transactions intended to reduce our exposure to foreign-currency fluctuations, there can be no assurance that these transactions will be effective. Complex global political and economic dynamics can affect exchange rate fluctuations. For example, the implementation of tariffs, border taxes or other measures related to the level of trade between the United States and other markets could impact the value of the U.S. dollar. It is difficult to predict future fluctuations and the effect these fluctuations may have upon future reported results or our overall financial condition. There can be no assurance that foreign currency fluctuations will not have an adverse effect on our business, financial condition, results of operations and cash flows.
Risks Related to Legal and Regulatory Matters
Disputes and other legal or regulatory proceedings, reviews, inquiries or investigations could adversely affect our business, financial condition, results of operations and cash flows.
From time to time, we may become involved in litigation, other disputes or regulatory proceedings in connection with or incidental to our business, including claims related to intellectual property, data security and privacy, regulatory matters, antitrust, contract, advertising, product liability, personal injury, class action, employment, product-related and other consumer claims. For example, we and other industry peers are, and may in the future be, subject to litigation alleging a connection between hair dyes and hair relaxer products and adverse health consequences, including certain types of cancer. Claims made by us or against us in litigation, disputes or other proceedings can be expensive and time consuming to bring or defend, requiring us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. Any adverse determination against us in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may also result in settlements, injunctions or damages that could have an adverse effect on our business, reputation, financial condition and results of operations. In addition, the increasing prevalence of social media and online platforms may amplify the reputational harm associated with any such claims or proceedings, regardless of their merit. It is not possible to predict the final resolution of the litigation, disputes or proceedings to which we currently are or may in the future become party. Regardless of the final resolution, such proceedings may have an adverse effect on our reputation, brands, business, financial condition, results of operations and cash flows.
Additionally, the regulatory environment in various jurisdictions where our business operates is evolving, and government officials often exercise broad discretion in deciding how to interpret and apply applicable laws and regulations. From time to time we may receive formal and informal inquiries from various government regulatory authorities or self-regulatory organizations about our business and compliance with local laws, regulations or standards including with respect to product safety, advertising and marketing claims, data privacy, and employment

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practices. Any determination that our operations or activities, or the activities of our employees or third parties acting on our behalf, including brand ambassadors, salon partners, sponsors or influencers, are not in compliance with existing laws, regulations or standards could, among other things, result in the imposition of substantial fines, civil and criminal penalties, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, modification of business practices and compliance programs and equitable remedies, including disgorgement, injunctive relief, and other sanctions, all of which could harm our business. Even if these reviews, inquiries, investigations and actions do not result in any adverse determinations, they could create negative publicity, which could harm our business, reputation and brands, and give rise to third-party litigation or action.
Our insurance policies may not cover any or all of the financial losses resulting from any such disputes or proceedings and the broader damage to our reputation that such disputes or proceedings may cause.
If our products are not manufactured in compliance with applicable regulation or do not meet quality standards, it could result in reputational harm, remedial costs, or regulatory enforcement.
Our facilities and those of our third-party manufacturers are subject to regulation under the FDCA and FDA’s implementing regulations in the United States, and under similar regulatory frameworks in other jurisdictions. The FDA may inspect all of our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with provisions of the FDCA and FDA regulations. In addition, third-party manufacturer’s facilities for manufacturing OTC drug products must comply with the FDA’s GMP requirements for drug products that require us and our manufacturers to maintain, among other things, good manufacturing processes, including stringent vendor qualifications, ingredient identification, manufacturing controls and record keeping.
Our operations could be harmed if regulatory authorities make determinations that we, or our vendors, are not in compliance with these regulations. If the FDA finds a violation of applicable GMPs, it may enjoin manufacturing operations, seize products, restrict importation of goods, and impose administrative, civil or criminal penalties. If we or our third-party manufacturers fail to comply with applicable regulatory requirements, we could be required to take costly corrective actions, including suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls.
In addition, compliance with GMP regulations has increased, and may further increase, the cost of manufacturing certain of our products as we work with our vendors to ensure they are qualified and in compliance. For example, in the United States, as part of MoCRA, the FDA is in the process of proposing regulations governing GMPs for cosmetics, which we believe may be based, in part, on international GMP standards with which our products must comply in other jurisdictions. Although compliance with GMPs for cosmetics products is not mandatory until the FDA finalizes GMP regulations, we believe adherence to recommended GMPs can reduce the risk that the FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. The FDA’s current draft guidance on cosmetic GMPs, last updated in June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance and personnel. The FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the FDA. As of May 2023, the FDA has indicated that it intends to withdraw or revise and reissue the draft guidance as appropriate, based on the GMPs rulemaking required by MoCRA, but has not yet done so. Although we continue to monitor for any such developments, we are unable to predict when FDA will propose and finalize GMP regulations for cosmetic products, and whether such regulations, when finalized, will require us to make changes to our manufacturing processes that could increase our costs of operations. Our or our contract manufacturers’ inability to comply with new GMP requirements, once finalized, could result in enforcement action and otherwise have an adverse effect on our business, financial condition, results of operations and cash flows.
Similar laws and regulations govern quality standards of cosmetics in other jurisdictions in which we operate and with which we must comply. These laws and regulations are subject to change and may differ between jurisdictions, which increases the complexity of compliance.

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In some instances, we rely on third parties to manufacture our products in compliance with applicable quality standards and cosmetic GMP guidelines in the FDA’s draft guidance. Compliance with applicable standards, and the laws, rules, regulations, and guidance of those governmental and regulatory authorities in the jurisdictions in which we operate, can increase the cost of manufacturing our products as we work with our vendors to assure they are qualified and in compliance. If we or our third-party manufacturers fail to comply with any required GMPs or other standards, such failures could lead to customer or consumer complaints, adverse events, consumer injuries and deaths, including as a result of burns and electrocution, damage to property as a result of high voltage and high heat produced by styling tools, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, regulatory enforcement, and prohibitions on the marketing and sale of our products, that could impact our ability to continue selling certain products.
Our products may also be subject to laws and regulations regarding certain substances within the products or product packaging. Current FDA laws and regulations do not prohibit the use of intentionally added PFAS in cosmetic products in the United States, but MoCRA required that the FDA publish a report summarizing the results of a safety assessment of per- and polyfluoroalkyl substances, or PFAS, in cosmetic products and scientific evidence regarding the safety and risks of such use. The FDA issued that report in December 2025, which described data gaps for PFAS used in cosmetic products, including limited data on use level, lack of dermal and oral absorption data, and mechanistic information, as well as the absence of dermal toxicity data. The FDA report on PFAS in cosmetics also notes that at least 11 states have banned the use of PFAS in cosmetics and other products, and other states have proposed legislation to limit or ban the use of PFAS in cosmetics and other products. We publicly announced that the Company is actively phasing out intentionally added PFAS from our product portfolio, with a goal of near-total elimination by December 2025, which we achieved in a timely manner. To the extent any of our remaining products or packaging contain intentionally added PFAS, we may be subject to such state laws and any future federal laws or regulations that would prohibit the use of such ingredients.
These issues could also result from third parties engaged in the unauthorized repair, maintenance, or resale of our products, even if engaging in such activity under any applicable state or other “right to repair” laws or regulations, because such repairs and maintenance may not result in safe products, which could negatively affect our reputation and brand. Problems associated with product recalls could be exacerbated due to the global nature of our business because a recall in one jurisdiction could lead to recalls in other jurisdictions. In the future, we may also be subject to laws requiring us to re-design our products so that they are fully repairable, which would be costly to implement and resource-intensive.
Our business is subject to U.S. federal and state laws, regulations and policies and to equivalent provisions of the international jurisdictions where we operate that could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our global business is subject to numerous laws, regulations and policies around the world. Many of these laws, regulations and policies are complex, subject to interpretation, and vary significantly from market to market. They are also subject to change, and regulatory authorities may adopt differing interpretations of existing requirements. As a result, these laws, regulations and policies can have several impacts on our business, including:
•delays in or prohibitions of selling a product in one or more markets;
•limitations on our ability to import products into a market;
•delays and expenses associated with compliance, such as record keeping, documentation of the properties of certain products, labeling, and scientific substantiation;
•limitations on the labeling and marketing claims we can make regarding our products, including claims related to product efficacy, safety, sustainability or ingredient sourcing;
•the need to manufacture different product variations for regions with differing regulatory requirements;

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•requirements to obtain pre-market approvals, registrations or certifications that may vary by jurisdiction and may be time consuming and costly to obtain or maintain; and
•limitations on the substances that can be included in our products, resulting in product reformulations, or the recall and discontinuation of certain products that cannot be reformulated to comply with new regulations.
These events could interrupt the marketing and sale of our products, cause us to be subject to product liability claims, severely damage our brands’ reputation and image in the marketplace, increase the cost of our products, cause us to fail to meet customer and consumer expectations or cause us to be unable to deliver products in sufficient quantities or sufficient quality, which could result in lost sales.
Before we can market and sell our products in certain jurisdictions, the applicable local governmental authority may require product registration and evidence of the safety of our products, which may include testing of individual ingredients at relevant levels, or of the whole product. Furthermore, our international customers and distributors are primarily responsible for registering products and sometimes ingredients or otherwise obtaining any approvals necessary for them to sell our products in the applicable territory and any failure by them to do so could decrease sales of our products and harm our reputation. We have limited control over the timing and quality of these third-party registration efforts, and regulatory delays or errors by our customers or distributors could prevent or delay product launches in key markets. Delays in or prohibition of selling our products, or the need to reformulate the ingredients used in our products, could have an adverse effect on our existing business and future growth.
Additional laws, regulations and policies, and changes, new interpretation or enforcement thereof, that affect our business could adversely affect our financial results. These include changes to accounting standards, laws and regulations relating to tax matters, trade, data privacy and data security, anti-corruption, advertising, marketing, manufacturing, distribution, customs matters, product safety, product labeling, product registration, ingredients, chemicals, accessories, devices, appliances, articles, personal protection equipment, drug products, packaging, selective distribution, environmental, health and safety and climate change matters. The pace and volume of regulatory change across the jurisdictions in which we operate may also strain our compliance resources and our ability to respond in a timely and cost-effective manner.
Noncompliance with applicable laws or regulations could result in enforcement action by regulatory authorities within or outside the United States, including but not limited to product seizures, injunctions, product recalls and criminal or civil monetary penalties, any of which could have an adverse effect on our business, financial condition, results of operations and cash flows.
We are subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect our business, results of operations or financial condition.
We are subject to a broad range of foreign and domestic national, provincial, state and local environmental, health and safety laws and regulations in the countries in which we manufacture and sell our products or otherwise operate our business. These include, among others, requirements governing product content and labeling, the handling, manufacture, transportation, storage, use and disposal of hazardous materials and wastes, the discharge and emission of pollutants, the cleanup of contamination in the environment and occupational health and safety. We could incur substantial costs, including civil or criminal fines or penalties, cleanup costs and other costs to address enforcement actions and third-party claims, as a result of our failure to comply with, or for liabilities under, environmental, health and safety laws and regulations or permits required thereunder. Under certain environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and comparable state laws, we have in the past been and may in the future be subject to liability for environmental investigations and cleanups related to hazardous materials. We may be jointly and severally liable for all or part of the costs required to clean up sites at which hazardous substances have been released or threatened to be released into the environment, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or the relevant

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conduct was legal at the time it occurred. We may incur significant additional costs as a result of the discovery of contamination or the imposition of additional investigation and cleanup obligations in the future.
We, our suppliers and our third-party manufacturers also are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting, registration and labeling of our products and their ingredients. For example, in the E.U., our final products are subject to the E.U. Regulation on Cosmetics Products ((EC) No 1223/2009), or the E.U. Cosmetics Regulation, and any chemicals used to maintain and manage our operations and any ingredients contained in our products are regulated by the E.U. Registration, Evaluation, Authorisation and Restriction of Chemicals Regulation ((EC) No 1907/2006), or REACH, and similar laws and regulations, and they impose on us or on our suppliers, certain chemical evaluation and registration requirements and potential restrictions, which are evolving and may become more stringent. In addition, California’s Proposition 65 requires a specific warning on any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects; from time to time, we have been and may in the future be subject to notices of violations and lawsuits regarding certain of our products’ compliance with Proposition 65. Such chemical and product stewardship laws and regulations in jurisdictions in which we operate are evolving and may become more stringent over time.
Changes to these and other laws and regulations related to product stewardship, as well as responding to related consumer expectations and preferences, may require us to reformulate or discontinue certain of our products or revise our product packaging or labeling, any of which could result in, among other things, increased costs to us, delays in our product launches, product returns, withdrawals or recalls, and lower net revenue and therefore could have an adverse effect on our business, financial condition, results of operations and cash flows. For example, there has been a regulatory‑driven industry wide reformulation of products in anticipation of further E.U. restrictions on the inclusion of colorants under the E.U. Cosmetics Regulation. Resorcinol is a key dye intermediate used in all of our and our competitors’ oxidative hair color products. Replacement dye technologies do not replicate the precise kinetic and tonal behavior of current formulas, and as a result our products may suffer until we can formulate an effective replacement. In addition, we publicly announced that the Company is actively phasing out intentionally added PFAS from our product portfolio, with a goal of near-total elimination by December 2025. As of December 2025, we have succeeded in achieving this goal of near-total elimination, which required reformulation of certain products. PFAS has been subject to increasing consumer and regulatory scrutiny and regulators in various jurisdictions at the national, state and local levels have introduced restrictions or bans on intentionally added PFAS in certain consumer products. Restrictions on trimethylbenzoyl diphenylphosphine oxide, or TPO, in the E.U. and United Kingdom have also resulted in reformulations of certain products. Similar regulatory-driven reformulation requirements could arise in other product categories or jurisdictions, and we may face multiple concurrent reformulation efforts that place additional demands on our research and development, supply chain and commercial teams. These and other reformulations may alter product performance and disrupt salon professional and consumer adoption and any failure to reformulate efficiently, maintain customer and consumer confidence or manage transition and inventory risks effectively may negatively affect our business, financial condition, results of operations and cash flows.
Additionally, many jurisdictions in which we operate, including the E.U. and certain states in the United States, have adopted or are in the process of adopting a wide variety of extended producer responsibility, or EPR, laws and other environmental laws and regulations relating to products, packing and supply chain. EPR laws impose obligations on “producers,” potentially consisting of various entities in the supply chain, to minimize the environmental impacts of products and packaging throughout their lifecycle, particularly post-consumer use. For example, the E.U. Urban Wastewater Treatment Directive (2024/3019) introduces EPR obligations for producers of cosmetic products, requiring contribution towards costs of treatment of wastewater for micropollutants removal through participation in producer responsibility organizations. In addition, the E.U. Packaging and Packaging Waste Regulation ((EU) 2025/40) establishes requirements regarding recyclability, minimum recycled content of certain packaging, and restrictions on certain single-use packaging formats, as well as harmonized EPR requirements involving modulation of EPR cost based on packaging recyclability. Moreover, the E.U. Deforestation Regulation ((EU) 2023/1115), once in effect, is expected to require operators placing certain commodities, including palm oil and its derivatives, on the E.U. market to conduct due diligence to verify that such products are not linked to deforestation and to restrict placement on the market or export of any such products that are not deforestation-free.

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These and other laws and regulations that seek to address environmental impacts, as well as respond to related consumer and customer expectations, may require us to redesign or change certain aspects of our products or their packaging, implement additional data systems, monitoring and controls, join and/or fund producer responsibility organizations, obtain and verify supply chain information across multiple jurisdictions, or otherwise increase our administrative and operational costs, any of which may adversely affect our business, financial condition, results of operations, and cash flows.
Laws and regulations related to environmental, health and safety matters have become, and may continue to become, more stringent over time across the various jurisdictions in which we operate, including the United States and the E.U. Compliance with existing or future requirements could require us to incur significant operating or capital expenditures or result in significant operational changes, including installing pollution control equipment or reformulating or ceasing the marketing of our products.
Government regulations relating to the marketing and advertising of our products may restrict, inhibit or delay our ability to sell our products and have an adverse effect on our business, financial condition, results of operations or cash flows.
A variety of federal, state, and foreign government authorities regulate the advertising and promotion of our products, including the marketing claims we can make regarding their properties and benefits. These regulations can apply not only to our actions and statements and those of our employees, but also to those of our brand ambassadors, sponsors and influencers. Different jurisdictions may have differing regulatory positions on the advertising and promotion of our products, which increases the complexity of compliance. For example, certain “free from” claims are prohibited in the EU but are permitted in the United States. Similarly, competitive claims in the United Kingdom and EU are subject to specific qualifications making such claims difficult to justify, while they are commonplace in the United States. In the United States, the Food and Drug Administration, or the FDA, regulates beauty products, including marketing claims. While the FDA does not require beauty products and labeling to undergo pre-market approval and the FDA does not have a list of approved or accepted claims, beauty labeling and claims must be truthful and not misleading. In addition, a beauty product may not be marketed with claims regarding the treatment or prevention of diseases or conditions or an effect on the structure or function of the body, as such claims would cause the product to fall within the definition of a drug and be subject to the requirements applicable to drug products. The FDA has issued warning letters to beauty companies alleging improper drug claims regarding their beauty products, including, for example, product claims regarding hair growth or preventing hair loss. There is a degree of subjectivity in determining whether a labeling or marketing claim is appropriate under these standards. While we believe our product claims are truthful, not misleading, and that our claims about certain products would not cause those products to be regulated as drugs, there is a risk that the FDA may determine otherwise, send us a warning letter or untitled letter, require us to modify our product claims, or take other enforcement action.
Other regulatory authorities, such as the U.S. Federal Trade Commission, or the FTC, and state consumer protection agencies, also govern our products and typically require adequate and reliable scientific substantiation to support any marketing claims. This standard for substantiation is subject to interpretation and can vary widely from market to market, and there is no assurance that the research and development efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. The FTC also has specialized requirements for certain types of claims. For example, the FTC’s Health Claims Guidance provides guidance related to how companies can meet the competent and reliable scientific evidence standard for supporting health-related claims. Additionally, the FTC’s “Green Guides” provide guidance regarding how “free-of,” “non-toxic” and similar claims must be qualified and substantiated. It is possible that the FTC could interpret the Green Guides in a manner that does not allow some of our claims or that requires additional substantiation to make them. The FTC also has issued Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Endorsement Guides, under which product testimonials must come from “bona fide” users of a product and otherwise reflect the honest opinions, beliefs, or experience of the endorser. Companies must disclose material connections between themselves and their endorsers and are subject to liability for false or unsubstantiated statements about their products made by endorsers including, for example, marketing atypical results of using a product. If an advertisement features endorsements from people who achieved above average results from using a product, the advertiser must have proof that the endorser’s experience can generally be achieved using the product as described; otherwise, an advertiser must clearly communicate the generally expected results of a product and have a reasonable basis for such

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representations. Although the Green Guides and Endorsement Guides do not operate directly with the force of law at the federal level, they provide guidance about what the FTC generally believes the FTC or FTC Act requires in the context of using marketing claims. Any practices inconsistent with FTC guidance can result in violations of the FTC Act’s proscription against unfair and deceptive practices. Additionally, the FTC’s Review Rule prohibits the use of fake reviews, defined as purchasing reviews, suppressing negative reviews, providing money or incentives for only positive reviews, posting reviews from insiders without disclosing their connection to the company, or posting what appears to be an independent review site but is not. A violation of the Review Rule could result in monetary penalties, as well as financial and reputational harm. Moreover, some U.S. states have incorporated the Green Guides into their state consumer protection laws, making them operate directly with the force of law in those states. The FTC actively investigates online product reviews and may bring enforcement actions against a company for failure to comply with applicable requirements for testimonials. If we, our brand ambassadors, sponsors or our influencers fail to comply with the FTC guidance or make improper product claims, the FTC could bring an enforcement action against us and we could be fined and/or forced to alter our marketing materials. Given the volume of influencer and brand ambassador activity across our brands, we face heightened risk that third-party content may not fully comply with applicable disclosure and substantiation requirements despite our compliance efforts.
Additional state, federal, and foreign regulatory requirements may be imposed on consumer products as well as cosmetics, cosmetic ingredients, or the labeling and packaging of products intended for use as cosmetics. For example, in 2022, Congress enacted the Modernization of Cosmetic Regulation Act, or MoCRA, which created new compliance requirements for manufacturers of cosmetic products in the United States and significantly expanded the FDA’s authority to oversee and regulate cosmetics. Under MoCRA, companies must comply with new requirements for cosmetics, such as labeling requirements for certain products, safety substantiation, facility registration, product listing, adverse event reporting, good manufacturing practice, or GMP, requirements and mandatory recalls. In addition, MoCRA provided the FDA with new enforcement authorities over cosmetics, such as the ability to initiate mandatory recalls and to obtain certain product records. In particular, the FDA has the ability to mandate a product recall in the event that there is a reasonable probability that a cosmetic product is adulterated or misbranded under the applicable provisions of the Federal Food, Drug, and Cosmetic Act, or FDCA, if the FDA determines there is a reasonable probability that the use of or exposure to such cosmetic product will cause serious adverse health consequences or death. Although we have, since 2024, registered our cosmetic product facilities and listed our cosmetic products with the FDA pursuant to MoCRA, at this time, we are unable to ascertain the full impact that complying with MoCRA will have on our business, as certain MoCRA guidelines are still in the process of being implemented. In the EU and United Kingdom, we rely on expert consultants for our product registrations and their review of our labelling for compliance with E.U. and U.K. regulations; to the extent that the work by such consultants is not compliant with such laws and regulations, this noncompliance could have an adverse effect on our business, financial condition, results of operations and cash flows. For more information, see “Business—Government Regulation.”
In the E.U., marketing claims for cosmetic products must comply with common criteria established under Regulation (EU) No. 655/2013, which requires that claims be truthful, supported by adequate evidence, and not misleading. The use of certain marketing claims, such as 'free from' claims, is subject to additional guidance and scrutiny. National competent authorities in E.U. member states enforce these requirements, and non-compliance may result in enforcement actions, product recalls, or penalties. In the United Kingdom, marketing claims for cosmetic products are subject to similar requirements and are enforced by the Advertising Standards Authority, among other regulators. Differing standards across jurisdictions increase the complexity of ensuring compliance across our product portfolio.
We also market certain non-prescription drug products, including anti-dandruff products in the Nioxin and Briogeo product lines, which are regulated as over-the-counter, or OTC, drug products by the FDA. Certain OTC drug products are subject to regulation pursuant to the FDA’s “monographs,” which provide rules applicable to each therapeutic category of non-prescription drug, and establishes conditions, such as active ingredients, uses (indications), doses, labeling, and testing procedures, under which an OTC drug within that particular category may be generally recognized as a safe and effective, or GRASE, for certain uses, and therefore can be marketed without obtaining pre-market approval of a new drug application, or NDA, or abbreviated new drug application, or ANDA.

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To be legally marketed, among other things, OTC drug products marketed under an OTC monograph must be manufactured in compliance with the FDA’s current GMP requirements for drug products, and the failure to maintain compliance with these requirements could lead to FDA enforcement action. Moreover, a failure to comply with the OTC monograph requirements could lead the FDA to determine that the drug is not GRASE, and thus is a “new drug” requiring approval in accordance with the NDA or ANDA processes.
We also market certain products under the Nioxin brand that are regulated as dietary supplements by the FDA. Our marketing of dietary supplements is subject to the FDA’s comprehensive regulatory authority under the FDCA, as amended by laws including the Dietary Supplement Health and Education Act, the Public Health Security and Bioterrorism Preparedness and Response Act, the Dietary Supplement and Nonprescription Drug Consumer Protection Act, and the FDA Food Safety Modernization Act. Under these laws and FDA regulations, dietary supplements must be manufactured in accordance with GMP requirements, which address quality control and other requirements. These laws also require dietary supplements to comply with requirements for claims, packaging, labeling, disclaimers that the dietary supplements are not intended to treat, cure or prevent a disease, serious adverse event reporting, recalls, premarket notification of new dietary ingredients, and establishment registration, among other requirements. Any violations of these laws could result in regulatory enforcement action, public warning letters, product recalls, fines, penalties and sanctions, including injunctions against the future shipment and sale of products, seizure and confiscation of products, restitution and disgorgement of profits, operating restrictions and even criminal prosecution in some circumstances.
In addition, other public and private actors, including consumer class action lawyers, are increasingly targeting dietary supplement retailers and manufacturers with class action lawsuits for selling products that allegedly fail to adhere to the requirements of the FDCA and other federal and state statutes and requirements, including for failing to adhere to GMP, making false or misleading product statements, providing inaccurate ingredient identity and potency, and failing to control or disclose allergens, contaminants, residues and adulterants, fraud, negligent misrepresentation, unlawful business practices, selling adulterated products, as well as for state common and statutory laws regarding deceptive trade practices. If a dietary supplement that we market or sell does not comply with FDA and FTC laws and regulations, we could potentially be exposed to claims for substantial damages as well as the plaintiffs’ attorneys’ fees and the cost of defense. Changes in dietary supplement regulation could also materially adversely affect the cost and availability of the dietary supplement products that we sell.
In addition, a few of our products are subject to regulation by the Consumer Product Safety Commission, or CPSC, under the Poison Prevention Packaging Act, or PPPA, the Consumer Product Safety Act, the Federal Hazardous Substances Act and other laws enforced by the CPSC. These laws and regulations establish safety standards and bans for consumer products, require manufacturers to disclose to CPSC information regarding products that fail to comply with applicable laws, regulations and standards and provide CPSC the authority to recall products and seek penalties if noncompliance is identified. Certain state laws also address the safety of consumer products and may mandate reporting or labeling requirements. Noncompliance with these laws may result in penalties or other regulatory action and related reputational harm.
Moreover, consumer protection laws and regulations governing our business continue to expand. In some states such as California, and other states such as New York and Illinois, class-action lawsuits may be based on similar standards regarding false and misleading advertising and other increasingly novel theories of liability. Plaintiffs’ lawyers have filed class action or false advertising lawsuits against beauty companies based on their marketing claims, and we expect this trend to continue. Federal and state consumer protection agencies are expected to continue their active enforcement of applicable laws and regulations. Any inquiry into the regulatory status of our products and any related interruption in the marketing and sales of these products could damage our reputation and image in the marketplace and have an adverse effect on our business, financial condition, results of operations and cash flows.
If our advertising and marketing claims fail to meet the applicable requirements, including those of the FTC and FDA, these claims could be found to be unsupported, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

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We are subject to governmental export and import controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate these regulations.
Our products and operations may be subject to export and import controls, including U.S. export control laws such as the Export Administration Regulations, as well as export control laws of other jurisdictions from which we export, re-export, or transfer products. Such regulations may apply with respect to product components that are developed, manufactured in, or shipped from these jurisdictions or with respect to the origin of certain content contained in our products. The export, re-export or transfer of our products may require export authorizations, including licenses, license exceptions or other governmental approvals. Additionally, the software, microprocessors and sensors that we use in our business pose a risk of being included in such export controls since there is now a trend of using such consumer electronics technology in warfare. For instance, materials performant in heating applications can also be used in military and space applications. In the event our products are subject to such controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations or may be restricted from exporting certain products to certain countries.
In addition, our activities are subject to economic sanctions laws and regulations administered by the countries in which we do business, including those imposed by the U.S. Office of Foreign Assets Control, or OFAC, the United Nations Security Council, the European Union and its member states, and His Majesty’s Treasury of the United Kingdom. These and other applicable sanctions authorities may restrict our dealings with certain countries, territories, individuals and entities. As a result, we may be prohibited from, directly or indirectly (including through a third-party intermediary), procuring goods, services, or technology from, or engaging in transactions with, individuals and entities subject to sanctions.
These laws and regulations are complex, frequently changing and may conflict across jurisdictions, which can make compliance challenging. The promulgation of new laws, rules, and regulations could restrict or unfavorably impact our business, which could decrease demand for our products, reduce revenue, increase costs, or subject us to additional liabilities. In addition, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. Violations of export controls or economic sanctions laws could result in significant civil or criminal penalties, including fines, loss of export privileges, government investigations and reputational harm. This could have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, obtaining required export licenses or other governmental authorizations may be time-consuming and may delay or prevent certain transactions.
Although we maintain policies and procedures reasonably designed to promote compliance with applicable export control and economic sanctions laws, we cannot guarantee that such policies and procedures will prevent violations by our employees, distributors, partners or agents. We rely on distributors, customers and third-party partners in many jurisdictions, and their actions could expose us to liability under sanctions, export controls or other applicable laws. Any failure to comply with these laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.
Violations of anti-corruption and anti-bribery laws could adversely affect our reputation, business, financial condition, results of operations and cash flows.
We are subject to anti-corruption and anti-bribery laws in the jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act, or the FCPA, the United Kingdom Bribery Act and similar laws in other jurisdictions applicable to our business. These laws generally prohibit companies and their employees, agents, and other third-party representatives from offering, promising, authorizing or providing improper payments or other benefits to government officials or other parties in order to obtain or retain business or other advantages. These laws also require that we keep accurate books and records and maintain an adequate system of internal accounting controls reasonably designed to promote compliance with applicable anti-corruption laws.
We operate in many jurisdictions where government corruption and commercial bribery occur, and in certain circumstances compliance with anti-corruption laws may conflict with local customs or practices. Although we maintain policies, internal controls and procedures designed to promote compliance with applicable anti-corruption

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and anti-bribery laws, we cannot assure you that our employees, agents or other third-party representatives will not engage in conduct that could violate these laws. We rely on distributors, sales agents, customers, and other third-party representatives in many jurisdictions, and, to the extent acting on our behalf, their actions could expose us to liability under applicable anti-corruption laws.
Any violation of these laws or regulations, or allegations of such violations, could result in whistleblower complaints, adverse media coverage, investigations or enforcement actions, criminal or civil sanctions (including significant fines or penalties), restrictions on our ability to conduct business in certain jurisdictions (including, for FCPA violations, suspension or debarment from U.S. government contracts), reputational harm and substantial legal, compliance, defense and other professional costs. Any of these outcomes, as well as the diversion of management’s time and resources required to respond to any enforcement action or internal investigation, could adversely affect our reputation, business, financial condition, results of operations and cash flows.
We are subject to antitrust and competition laws that can result in sanctions and conditions on the way we conduct our business.
We are subject to antitrust and competition laws in the jurisdictions in which we operate, which generally prohibit certain types of conduct deemed to be anti-competitive, including price fixing, bid rigging, cartel activities, price discrimination, market monopolization, tying arrangements, and other practices that have, or may have, an adverse effect on competition. Regulatory authorities may have authority to impose fines and sanctions or to require changes or impose conditions on the way we conduct business in connection with alleged non-compliance with applicable law. Under certain circumstances, violations of antitrust laws could result in suspension or debarment of our ability to contract with certain parties or complete certain transactions. In addition, an increasing number of jurisdictions also provide private rights of action for competitors or consumers to seek damages asserting claims of anti-competitive conduct. Contractual agreements with our customers, as well as our unilateral business practices, could give rise to regulatory action or antitrust investigations or litigation. Any such claims or investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us and harm to our business. Conducting internal investigations or responding to audits or investigations by government agencies could be costly and time-consuming. An adverse outcome under any such investigation or audit could subject us to fines or criminal or other penalties, which could have an adverse effect on our business, financial condition, results of operations and cash flows.
We are exposed to, and may face adverse developments involving, mass tort claims and litigation relating to exposure to potentially harmful products or substances.
We face exposure to mass tort claims based on product liability, including claims that our hair products cause certain types of cancer. For example, we are party to numerous cases in California and in New York that allege exposure to certain hair dye products, including our Wella Professionals and Clairol products, caused bladder cancer. Establishing loss reserves for mass tort claims is subject to significant uncertainties because of many factors, including adverse changes to the tort environment that have continued to persist at elevated levels for a number of years (e.g., increased and more aggressive attorney involvement in mass tort or product liability claims, increased litigation, expanded theories of liability, higher jury awards, lawsuit abuse and third-party litigation finance, among others); evolving judicial interpretations, including application of various theories of joint and several liabilities; disputes concerning medical causation with respect to certain diseases; geographical concentration of the lawsuits asserting the claims; and the potential for a large rise in the total number of claims without underlying epidemiological developments suggesting an increase in disease rates. Because of the uncertainties set forth above, additional liabilities may arise for amounts significantly in excess of the current loss reserves. In addition, our estimate of loss reserves may change. These additional liabilities or increases in estimates, or a range of either, could vary significantly from period to period and could materially and adversely affect our results of operations and/or our financial position.

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We are, and may in the future become, subject to mass tort claims and litigation arising from products manufactured or sold by our predecessor companies, including claims regarding products that we did not manufacture, market or sell.
As a result of our corporate history, we may be exposed to mass tort claims and litigation arising from products that were manufactured or sold by predecessor companies prior to our acquisition by KKR in 2020. The business that comprises the Company today was previously owned and operated by Bristol Myers Squibb and Procter & Gamble, which sold the business to Coty, which subsequently sold the business to KKR. We may be subject to claims, lawsuits or regulatory actions related to products manufactured, marketed or sold during these prior ownership periods, even though we did not manufacture, market or sell such products ourselves.
For example, we and certain of our subsidiaries, along with numerous other defendants, including manufacturers, distributors and retailers of hair relaxer products, are named as defendants in product liability lawsuits alleging that chemical hair relaxer products caused cancer or other adverse health effects in users. These lawsuits have been filed by individual plaintiffs as well as consolidated in multidistrict litigation proceedings. The hair relaxer products at issue in this litigation were manufactured and sold by predecessor companies decades before our acquisition of the business, and we have never manufactured, marketed or sold the products at issue. Notwithstanding that we did not manufacture or sell these products, plaintiffs have asserted claims against us based on successor liability theories, alleging that we assumed or otherwise inherited liability for products sold by our predecessor companies.
The outcome of this litigation and any similar claims is uncertain. Even if we are ultimately successful in defending against these claims, the litigation process could be protracted and costly, requiring significant management attention and resources. We may be required to pay substantial legal fees, settlement amounts or damage awards, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, negative publicity associated with this litigation, regardless of its merit or ultimate outcome, could harm our reputation and the value of our brands, reduce consumer confidence in our products and adversely affect demand for our products.
We may seek indemnification from Coty or other parties with respect to certain product liability claims arising from products sold prior to our acquisition, but there can be no assurance that we will be successful in obtaining indemnification or that such indemnification, if available, will be sufficient to cover our losses. We may also be obligated to indemnify Coty or other parties for certain claims under the terms of our acquisition agreements. Our insurance policies may not cover all product liability claims related to products sold by predecessor companies, may be subject to exclusions or limitations, or may not provide coverage in amounts sufficient to cover potential liability. Any failure to obtain adequate indemnification or insurance coverage could increase our exposure to liability and have an adverse effect on our business, financial condition, results of operations and cash flows.
We cannot predict the number, timing or nature of future claims, lawsuits or regulatory actions that may be asserted against us in connection with products manufactured or sold by predecessor companies, or the ultimate outcome of any such matters. An unfavorable outcome in one or more of these matters, or the filing of additional claims or lawsuits, could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.
We operate a number of employee pension arrangements, including a German defined benefit pension scheme.
We provide retirement benefits to certain of our current and former employees through a number of pension arrangements. These include the operation of defined benefit pension plans in Germany, Switzerland, Japan and other jurisdictions or collectively, the DB Plans. As of June 30, 2026, approximately % of our pension and post-employment benefit liabilities are funded. As of June 30, 2026, the DB Plans had total benefit obligations of approximately $ million and total assets of approximately $ million, resulting in an aggregate unfunded liability of approximately $ million, of which approximately % relates to the legacy German DB Plans. The German DB Plans are all closed to new entrants.
The deficits of the DB Plans are dependent on the market value of the assets of those plans and on the value placed on their liabilities. If the market value of the assets declines or the value of the liabilities increases, as of the

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date of an actuarial funding valuation of the DB Plans, the Company may be required to increase its contributions to the DB Plans. A variety of factors, including but not limited to factors outside the Company’s control, such as interest rates, inflation rates, investment performance, exchange rates, life expectancy assumptions, actuarial data and adjustments and regulatory changes, may have an adverse effect on the value of the DB Plans’ assets or liabilities. If these or other factors become unfavorable, or more unfavorable than they currently are, the Company’s required benefits payable under the DB Plans and the costs and net liabilities associated with the DB Plans could increase substantially, which could have an adverse effect on our business, financial condition, results of operations and cash flows. With respect to the German DB Plans, it is common in the German market that defined benefit pension plans are either fully unfunded or partly funded only. Any minimum funding requirements for defined benefit pension plans in Germany do not exist, and in case of insolvency of a plan sponsoring company, the German Pension Insolvency Protection Authority needs to take over any pensions in payment and any legally vested pension entitlements – independently of the funding status of the defined benefit pension plan. Besides additional funding, any other de-risking options for defined benefit pension plans in Germany are limited due to legal complexities and structural constraints associated with transferring legacy defined benefit obligations to alternative arrangements.
Risks Related to Cybersecurity and Privacy Matters
We rely on the use of our and our third-party service providers’ information technology. Any significant failure, inadequacy, interruption or data security incident impacting our information technology and websites, or those of our third-party service providers, could have an adverse effect on our business, financial condition, results of operations and cash flows.
We increasingly rely on our and our third-party information technology systems to process electronic and financial information, to assist with sales tracking and reporting, to manage a variety of business processes and activities (including with respect to manufacturing, sourcing, and distributing our products) and to comply with regulatory, legal and tax requirements. Failure of such information technology systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in integrating new systems could adversely affect our business operations. Our success is also subject to the risk of future disruptive technologies, such as AI. Our failure to develop enhancements to our information technology systems, or incorporate technologies such as AI technologies, may impact our ability to increase the efficiency of and reduce costs associated with our operations.
We also depend on complex enterprise technology programs and core platforms, including those supporting finance, supply chain planning, customer relationship management, human resources and master data. Significant failures, delays, design defects, implementation errors, integration issues or other execution problems in connection with major transformation or core-platform initiatives could disrupt ordering, shipping, manufacturing, customer service or other critical business processes, result in inventory inaccuracies, impair our ability to timely and accurately report financial results, create internal control deficiencies, and increase costs, any of which could adversely affect our business, financial condition, results of operations and cash flows.
Our information technology systems and those of our vendors and service providers may be susceptible to risks that threaten the integrity and availability of such information technology systems and data processed thereon, including damage, disruptions or shutdowns due to system failures, human error, third-party misconduct, natural disasters, malicious uses of computer code or AI, malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our (or our service providers’) information technology systems, products or services, telecommunication failures, natural disasters, and other events beyond our control. We may also be unable to comprehensively mitigate all such vulnerabilities before such vulnerabilities are exploited by a threat actor. Such events could disrupt our operations, result in loss, delay, restricted availability to information (including customer and consumer information), increase costs, reduce demand for our products and cause our sales to decline, and/or cause reputational harm. Further, given the importance of our e-commerce operations, website downtime and other technical failures could reduce sales and damage our brands and reputation.
We also rely on a concentrated group of third-party providers for important technology and operational functions, including cloud and software-as-a-service platforms, managed service providers, managed security

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service providers, e-commerce platforms, marketing and advertising technology providers, payment providers and logistics technology providers. Any outage, cybersecurity or data privacy incident, insolvency, service degradation, contract dispute, pricing change, platform deprecation or other adverse development affecting one or more of these providers could quickly impair our operations, customer experience and financial performance. Our exposure may also extend to critical subcontractors and other fourth parties on which our third-party providers rely, such as their cloud, identity, payments or network providers, and disruptions affecting those parties may be outside our visibility or contractual control.
Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.
If changes in technology render our systems obsolete or inadequate to support growth, we could lose customers and consumers. In addition, a significant portion of our technology systems consist of legacy platforms that we continued to operate following our separation from Coty. As a standalone company, we expect to undertake a number of significant technology initiatives to support our growth and operational objectives. Large-scale technology transformation projects of this nature involve inherent execution risks and may be subject to cost overruns, delays, or other implementation challenges. Such cost overruns, delays or challenges could impact our financial condition and could adversely impact our ability to run our business, correctly forecast future performance and make fully informed decisions. In addition, our employees may not be familiar with any new technology systems we implement and may require extensive training to transition to such systems, which may cause disruptions in our business and increased training costs.
If such initiatives are not completed on time, within budget, or as planned, our financial condition, operating efficiency, forecasting processes, and decision‑making capabilities could be adversely affected. The implementation of new technology systems may also require changes to existing business processes and additional employee training, and our personnel may require time to become fully proficient in any new systems. During transition periods, we may experience temporary inefficiencies, business disruptions, or increased training and change‑management costs, which could adversely affect our business.
We and our third-party service providers have experienced outages in the past and may experience outages in the future. Any significant disruption in our technology systems or websites could harm our reputation and brands, result in substantial costs, and otherwise adversely affect our business. Our insurance policies, or the insurance policies of our service providers and vendors, may not cover any or all of the financial losses or broader damage to our reputation resulting from any such disruptions.
Failure to adequately maintain the security of data could materially adversely affect our business.
As part of our normal business activities, we and our third-party service providers collect, maintain, process, transmit and store certain data, including confidential or proprietary information with respect to our intellectual property, sensitive financial information, and personal or other regulated information with respect to customers, consumers, service providers and employees.
We have in place technical and organizational measures designed to maintain the security, availability, integrity and safety of our systems and data and we maintain vendor management policies and procedures to assess and manage security risks related to such third-party service providers. However, these measures may be insufficient to prevent security incidents and we and our service providers may not be able to prevent third parties, including criminals, competitors, state-sponsored organizations, opportunistic hackers and hacktivists, from gaining unauthorized access to, disrupting or compromising our or our service providers’ systems or data through cyberattacks, ransomware, phishing, malware, denial-of-service attacks, human error or other means, which could result in a compromise or breach in security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of or access to confidential or personal information. We and our service providers’ systems may also be vulnerable to attack, damage or interruption from software vulnerabilities, misconfigurations or third-party technology failures. Further, there can also be no assurance that our cybersecurity risk management program

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and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and data.
Security incidents may also arise from identity and access management failures, including credential theft, misuse of privileged access, inadequate authentication, insufficient segregation of duties or failures to timely modify or revoke access rights. We also face insider risks, including malicious acts, fraud, negligence or other misconduct by employees, contractors, temporary workers and other personnel with authorized access to our systems or data. Such events may be difficult to detect and could result in unauthorized transactions, theft of funds or data, corruption of systems, operational disruption, control failures, legal or regulatory exposure and reputational harm.
There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and data. We may also be unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor. We have in the past experienced, and we expect to continue to experience, security incidents, including phishing, and other attempts to breach or gain unauthorized access to our systems. Cyberattacks may accelerate in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools – including AI – that circumvent security controls, evade detection and remove forensic evidence. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future and that we would be able to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our information technology systems, data or business. We cannot guarantee that our security efforts will prevent breaches or breakdowns of our or our third-party service providers’ information technology systems. In response to actual or anticipated attacks, we may incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Any adverse impact to the integrity or confidentiality of our (or our service providers’) information technology systems (and any personal or other confidential information processed thereby), including through a security breach or otherwise, may result in the loss of our intellectual property or other data, reputational, competitive and/or business harm, litigation (including class actions), regulatory investigations, enforcement actions, fines, significant incident response, system restoration or remediation and future compliance costs and loss of customer and consumer trust, all of which could have an adverse effect on our business, financial condition, results of operations and cash flows. Additionally, a breach of our social media accounts may cause us to lose access to those accounts, which could affect our sales and marketing strategies, our reputation and our brands. A security incident could require that we expend significant additional resources on remediation, restoration and enhancement of our information technology. Moreover, our cyber insurance, or the insurance policies of our service providers and vendors, may not be adequate to cover all costs and liabilities related to these incidents, and the occurrence of any security incident may impact our ability to obtain future coverage.
Our processing of personal information could give rise to significant costs and liabilities, which may have an adverse effect on our reputation, business, financial condition, results of operations and cash flows.
Evolving state, federal and foreign laws, regulations and industry standards regarding data privacy and security apply to our collection, use, retention, protection, disclosure, transfer, destruction and other processing of certain types of personal data, including with respect to our customers, consumers, employees, suppliers and others. As we seek to expand our business, we are, and may increasingly become subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. In many cases, these laws and regulations may apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. All these laws, regulations and standards are continuously evolving and may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have an adverse effect on our reputation, business, financial condition, results of operations and cash flows.
In the United States, we are subject to various state and federal privacy laws, including the California Consumer Privacy Act, or the CCPA, which grants California residents enhanced rights with respect to their personal information, including the right to access and delete their personal information, receive detailed information about

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how their personal information is used and shared, and imposes other obligations on companies that process their personal information. The CCPA also creates a private right of action for certain data breaches, which may increase our exposure to litigation and statutory damages. Additionally, the California Privacy Rights Act, or the CPRA, expanded the CCPA and established a dedicated enforcement agency, increasing regulatory scrutiny and compliance obligations. Since the CCPA went into effect, general privacy statutes that share similarities with the CCPA are now in effect and enforceable in over a dozen states, and such laws are routinely amended. Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use and other processing of information related to individuals for marketing purposes or otherwise, and there remains increased interest at the federal level as well. We are also subject to evolving state laws and regulations governing the collection and use of biometric information, such as fingerprints and facial biometric templates. In particular, the Illinois Biometric Information Privacy Act regulates the collection, use, safeguarding and storage of “biometric identifiers” and “biometric information” by private entities and provides a private right of action for persons who are aggrieved by violations of the statute. Compliance with the CCPA (as amended by the CPRA), Illinois Biometric Information Privacy Act, and other state privacy laws may require us to incur additional costs, modify our data practices and systems, and could subject us to regulatory investigations, enforcement actions, fines or litigation, each of which could be costly and time-consuming. The costs of compliance with these laws or regulatory actions may increase our operational costs, and/or result in interruptions or delays in the availability of systems.
In January 2025, the U.S. Department of Justice issued a final rule implementing Executive Order 14117, titled “Preventing Access to Americans’ Bulk Sensitive Personal Data and U.S. Government-Related Data by Countries of Concern”, or the Bulk Data Rule, which became effective on April 8, 2025. The Bulk Data Rule restricts certain transactions involving access to bulk U.S. sensitive personal data or U.S. government-related data by certain entities or individuals associated with designated countries of concern. Compliance with these requirements may increase our compliance costs and operational complexity and could limit certain data-related activities involving counterparties in affected jurisdictions. Any failure to comply with applicable data protection or cross-border data transfer restrictions could result in regulatory investigations, fines, penalties, reputational harm and other adverse impacts on our business.
We are also subject to certain international privacy laws. In Canada, the Personal Information Protection and Electronic Documents Act and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches.
In the European Economic Area, or the EEA, we are subject to the General Data Protection Regulation, or the GDPR, in the United Kingdom, we are subject to the United Kingdom General Data Protection Regulation, or the UK GDPR, and the United Kingdom Data Protection Act 2018, and in Switzerland we are subject to the Swiss Federal Act on Data Protection 2023, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The foregoing laws impose significant compliance obligations and provide for substantial fines and penalties in certain cases of noncompliance. Non-compliance may result in regulatory investigations, enforcement actions, fines, criminal sanctions (for example under the United Kingdom Data Protection Act 2018 in respect of improper re-identification of de-identified data), civil claims (including collective actions), reputational harm and diversion of management resources. Since we are under the supervision of relevant data protection authorities in both the EEA and the United Kingdom, we may be fined under both the GDPR and UK GDPR for the same breach. Penalties for certain breaches are up to the greater of €20 million/£17.5 million or 4% of our global annual turnover.
We are also subject to rules with respect to cross-border transfers of personal data such as from the EEA, the United Kingdom and Switzerland to other jurisdictions, including the U.S. Legal and regulatory requirements with respect to international data transfers have created uncertainty and may require us to implement additional safeguards or modify our transfer practices. If we are unable to lawfully transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services as well as the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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In addition, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach in some instances, and compliance with such laws may be difficult and costly.
Our communications with our customers, consumers and email and social media marketing, and other activities conducted by telephone, email, mobile devices, and the internet are also subject to certain laws and regulations, including state consumer protection and communication privacy laws. As laws and regulations, including FTC enforcement, evolve to govern the use of these communications and marketing platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations could adversely impact our business, financial condition, results of operations and cash flows or subject us to fines or other penalties.
We also process and rely increasingly on first-party consumer data, including profiles, preferences, purchase history, device identifiers and other information used to support marketing, analytics, personalization and commerce activities. If we fail to maintain data privacy compliant consent capture, purpose limitation, retention and deletion practices, data minimization, access controls or other governance measures across brands, markets and systems, we may face claims, investigations, fines, litigation, remediation obligations, commercial disputes and damage to consumer trust. Misconfiguration, weak identity or access controls, inadequate data governance or insufficient oversight of service providers that process such data on our behalf may increase the risk of unauthorized access, misuse, leakage or other improper processing of consumer data, including under the GDPR, UK GDPR and other local privacy requirements. We are also subject to evolving E.U. and U.K. privacy laws on cookies, tracking technologies and e-marketing. In the E.U. and U.K., informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies.
Any failure or perceived failure by us to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, financial condition, results of operations and cash flows could be adversely affected.
We are subject to risks related to credit card payments and other payment methods used on our e-commerce websites.
We currently accept credit cards and debit cards from our customers and consumers on our e-commerce websites. As a merchant that processes debit and credit card payment information, we are subject to the Payment Card Industry Data Security Standard, or the PCI DSS, which contains compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute data encryption standards and payment network security operating guidelines. The cost of complying with stricter privacy and information security laws, standards and guidelines, including evolving PCI DSS standards, and developing, maintaining and upgrading technology systems to address future advances in technology, could be significant and we could experience problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems. We do not control the payment networks or financial institutions that process transactions on our behalf. If we (or a third-party processing payment card transactions on our behalf) fail to comply with applicable requirements, experience a security breach involving payment information or are unable to adequately prevent fraudulent transactions, we may be subject to contractual claims (including indemnification claims) onerous and significant fines, penalties and assessments arising out of the major card brands’ rules and regulations, and we may

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lose our ability to accept payment cards as payment for transactions, any of which could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our exposure under payment card and other payment requirements may also be increased by the complexity of our e-commerce environments, including checkout flows, tokenization arrangements, payment processors, third-party integrations and scripts operating on checkout or adjacent pages. We may also be unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities to our cardholder environments, or that patches will be applied before vulnerabilities are exploited by a threat actor. A control failure, unaddressed vulnerability, compromise or misconfiguration affecting these environments, or a failure by our processors or other service providers to maintain appropriate safeguards, could expose payment card information or other transaction data, lead to fraud, trigger investigations, fines, penalties, litigation (including class actions), contractual liabilities, remediation costs (including card brand assessments) or other adverse consequences, and harm our reputation and customer relationships.
Risks Related to Intellectual Property Matters
Our efforts to register, maintain, protect, defend and enforce our intellectual property rights may not be sufficient to protect our business.
Our patents, trademarks, trade dress, proprietary formulations and technologies are essential to our business. We own and maintain a portfolio of well-known brands, including Wella Professionals, OPI, ghd, Clairol, Sebastian Professional, Nioxin, Briogeo, System Professional, Kadus and Londa. We also rely on other intellectual property, such as copyrights, design patents, domain names, and confidential information (including manufacturing processes), which support our technology, innovation and the customer and consumer differentiation of our products across professional, retail and e-commerce channels. The majority of our intellectual property assets are created in the United States, Germany, the United Kingdom and Switzerland. We seek to protect our patents, trademarks, trade dress, proprietary information and other intellectual property through a combination of patent, trademark, copyright and trade secret laws, as well as by confidentiality, non-disclosure and assignment of invention agreements and other similar agreements with our employees, contractors, vendors, salon professionals, consultants, advisors and other third parties. Despite these measures, we cannot guarantee that our efforts will be sufficient or effective.
We have patent protection in the United States and other jurisdictions, including utility patents covering our hair color, hair care, nail product and beauty technology innovations and design patents protecting the distinctive appearance of our product packaging and styling tools. However, any of our patents or pending applications may be challenged, narrowed, circumvented, or invalidated by third parties, and pending and future patent applications may otherwise not be granted or issued. We are from time to time involved in patent proceedings, including inter partes review and post-grant review proceedings (including European Patent Office oppositions, inter partes review and post-grant review proceedings before the U.S. Patent and Trademark Office and similar proceedings in other jurisdictions), both as a petitioner and as a patent owner. The scope, validity, enforceability, and commercial value of patent rights are uncertain, and our patents may not be sufficient to provide meaningful protection or commercial advantage and may not preclude competitors from developing products similar to ours.
In addition to patents, we rely on our unpatented proprietary technology, product formulations, technology innovations, manufacturing processes and other trade secrets to protect our products. We generally seek to protect the foregoing through trade secret laws as well as by confidentiality, non-disclosure and assignment of invention agreements with our current and former employees, contractors, collaborators, vendors, suppliers, manufacturers, consultants, advisors and other third parties. Despite these measures, any such party could, intentionally or inadvertently, disclose our trade secrets to third parties (including to our competitors) or otherwise misappropriate our trade secrets. Further, it is possible that others will independently develop the same or similar formulations, technologies or know-how, which may allow them to sell products similar to ours and, if this happens, or if our trade secrets or other confidential information are disclosed or misappropriated, our confidentiality agreements may not provide an adequate remedy, which could harm our competitive position.
Our trademarks and trade dress are valuable assets, supporting our brands and our customers’ and consumers’ perception of our products. Our portfolio includes a large number of registered and applied for trademarks, including

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brand names, product names, taglines and distinctive packaging and product designs. While we have registered or applied to register many of our trademarks and trade dress, we cannot be certain that such registrations will be granted or maintained in all jurisdictions. Third parties may challenge, oppose or infringe our trademarks or trade dress, or adopt similar names, domain names, product designs or branding, which could dilute our brands, cause customer and consumer confusion or require us to incur costs to enforce such rights, any of which could adversely affect our business.
We operate in more than 100 countries, and our ability to protect our intellectual property varies significantly across jurisdictions. In certain markets, the legal frameworks for intellectual property protection may be less developed or less effectively enforced, which increases the risk of unauthorized use, counterfeiting or misappropriation of our brands, products and proprietary information. The beauty and beauty technology industry is particularly susceptible to counterfeiting and the sale of gray market products that may be diverted, reformulated or adulterated, any of which could harm our brand reputation, erode consumer trust and negatively affect our results of operations.
Enforcing our intellectual property rights can be expensive and time-consuming and could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. In addition, our ability to enforce our intellectual property rights depends on our ability to detect infringement, misappropriation or other violations of our intellectual property by third parties. It may be difficult to detect infringers who do not advertise the components that are used in their products, particularly in markets where enforcement mechanisms are limited. Moreover, it may be difficult to obtain evidence of infringement in a competitor’s or potential competitor’s product. Even if we do identify infringement, misappropriation or other violations of our intellectual property, (i) we may not prevail in any disputes that we initiate, (ii) our asserted intellectual property could be found to be invalid or unenforceable and (iii) the damages or other remedies awarded may not be commercially meaningful. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation in the United States, there is a risk that some of our confidential information, including proprietary formulations, could be compromised by disclosure during such proceedings.
Our use of social media platforms, influencer partnerships and digital marketing to promote our brands, products, and services exposes us to intellectual property risks. The rapid, informal nature of social media communications increases the likelihood that employees, brand ambassadors, salon partners, sponsors, and influencers may inadvertently disclose trade secrets, confidential information, or proprietary formulations or technologies or commercial products prior to launch date. We may also face challenges protecting our own intellectual property shared through social media and digital channels, as such content may be copied, modified, or redistributed by third parties without authorization, diluting our brands or misappropriating our proprietary materials. Any of these events could result in costly litigation, reputational harm, loss of intellectual property rights, or diversion of management resources, any of which could adversely affect our business, financial condition, and results of operations.
If we do not adequately maintain our intellectual property, it can result in loss of rights, which may be irrevocable. For example, we are required to pay various periodic renewal fees on registered intellectual property across numerous jurisdictions, and our failure to do so could result in the affected intellectual property protection lapsing. If this were to occur, our competitors may be able to use our technologies, formulations, names, brands or the goodwill we have acquired in the marketplace and erode or negate any competitive advantages we may have, which could have an adverse effect on our business, financial condition, results of operations and cash flows.
We may not be able to effectively protect and enforce our intellectual property rights throughout the world to the same extent as in the United States.
While we generally seek to protect our intellectual property rights in the major markets where we intend to market and sell our products, the scope and enforceability of intellectual property rights vary by jurisdiction and may not provide the same level of protection as in the United States. Differences in foreign laws, enforcement practices and legal systems, particularly in developing markets (for example, in Asia and Latin America), may make it more difficult to protect, enforce or defend our intellectual property rights or to prevent infringement, misappropriation or counterfeiting.

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Our portfolio of brands, including Wella Professionals, OPI, ghd, Clairol, Sebastian Professional, Nioxin and Briogeo, carries goodwill across global markets. We currently own or have applied for trademark registrations in connection with the foregoing and other brands in numerous jurisdictions. However, we cannot assure that all such registrations will be granted or maintained, or that our trademark rights will be enforceable in all markets where our products are sold. As we continue to expand into new international markets or increase our e-commerce presence in existing markets, we may encounter conflicts, including prior registrations by third parties (including trademark squatters), or other challenges that could require us to rebrand products, obtain licenses (which may not be available on commercially reasonable terms or at all), incur litigation or other costs, or substantially change our product or service offerings in applicable jurisdictions. Our brands are also susceptible to unauthorized use through cross-border e-commerce platforms, where enforcement may be particularly difficult and time-consuming.
With respect to trade secrets and proprietary formulations, differences in trade secret protection across jurisdictions present additional risks. Certain countries in which we operate, or in which our contract manufacturers, suppliers or distribution partners are located, may not afford the same level of legal protection for trade secrets as the United States. Disclosure or misappropriation of our proprietary formulations, manufacturing processes or product development information in such jurisdictions may be difficult to detect and costly to remedy, and available legal remedies may be difficult to obtain or enforce or otherwise insufficient to compensate for the competitive harm caused by such disclosure.
Further, in certain foreign jurisdictions, administrative or governmental processes relating to registration, recordation or enforcement of intellectual property rights may be slow, costly or unpredictable, which could impair our ability to enforce our rights, enter into licensing arrangements, or prevent unauthorized use of our brands and technologies. Political instability, changes in government policy, sanctions regimes and the imposition of local content or technology transfer requirements in certain markets may also affect our ability to maintain or enforce our intellectual property rights. Such differences in foreign trademark, patent and other laws concerning intellectual and proprietary rights and enforcement practices impact our ability to protect our intellectual property rights uniformly in the markets where we intend to sell our products.
With respect to patents, we hold utility and design patents in the United States and other jurisdictions covering innovations in hair color, hair care, nail products, beauty tech, as well as product packaging and styling tool designs. We may not accurately predict all of the jurisdictions where patent protection will ultimately be desirable, and if we fail to timely file a patent application in any such jurisdiction, we may be precluded from doing so later. Patent laws and examination standards differ across jurisdictions, and patents granted in one country may not be granted, or may have different scope, in another country. Accordingly, our efforts to protect our patent and other intellectual property rights in such jurisdictions may be inadequate, and competitors may be able to design around our patents or develop similar products without infringing our rights.
Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of third parties.
Our success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. We cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights.
Third parties have alleged in the past and may allege in the future that our content, products, formulations, technologies, packaging or brand elements infringe, misappropriate, or otherwise violate third-party intellectual property rights, and we may become involved in litigation or other disputes relating to such claims. We are from time to time involved in patent proceedings (including European Patent Office oppositions, inter partes review and post-grant review proceedings before the U.S. Patent and Trademark Office and similar proceedings in other jurisdictions) both as a petitioner and as a respondent. As we gain greater visibility and market exposure as a public company and otherwise, including in connection with our expansion into new markets and channels, we also face a greater risk of being the subject of such claims and litigation. Additionally, content we or our brand ambassadors, salon partners, influencers or other third parties on our behalf publish on social media or digital platforms on our behalf may inadvertently infringe the intellectual property rights of third parties. Any such claims, even those without merit, can be expensive and time-consuming to defend, divert management’s attention and resources, and

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result in significant costs. An adverse result in any proceeding could require us to pay damages, enter into licensing arrangements (which may not be available on commercially reasonable terms or at all), cease using certain technologies, formulations, processes, proprietary ingredients or marks, redesign or reformulate products or packaging (which could be costly, time-consuming, or impossible), and/or stop selling certain products.
In addition, we operate in a highly competitive beauty technology landscape and although we take measures to inform ourselves, we may be unaware of third-party intellectual property that covers or otherwise relates to some or all of our products or formulations. Because of the pace of innovation in our industry, the breadth of existing patent coverage and the rapid rate of issuance of new patents, our current or future products may unknowingly infringe or misappropriate existing or future patents or intellectual property rights of other parties. Further, because some patent applications are maintained in secrecy for a period of time, there is a risk that we could develop a product, formulation or technology without knowledge of a pending patent application, and such product or technology would infringe a third-party patent once that patent is issued. Our risk of exposure to third-party patent claims is heightened by the significant number of patents that have been issued in the hair care, hair color, nail care and beauty technology fields, including patents covering chemical compositions, application methods, tool designs and packaging.
We may also have contractual indemnification obligations to customers, distributors or other third parties with respect to intellectual property claims, which could increase our exposure to litigation and other costs. In addition, under an intellectual property cross-license agreement entered into in connection with our separation from Coty in 2020, we have certain obligations and restrictions with respect to the use of licensed intellectual property, and any breach of or dispute under such agreement could give rise to claims or remedies that adversely affect our business.
We are dependent on our licensors and the termination or expiration of certain of our license agreements could have an adverse effect on our business, financial condition, results of operations and cash flows.
We are party to license agreements that grant us the right to use the licensor’s intellectual property in our products. The licenses we receive to such intellectual property may not provide rights in all territories in which we may wish to offer products in the future and may restrict our rights to offer certain products in certain markets without the licensor’s approval, or impose other obligations on us in exchange for our rights to the licensed intellectual property. Further, if we fail to comply with any of our obligations under such agreements, we may be required to pay damages, and the licensor may have the right to terminate the agreement. Our licensors may have other termination rights, as well. Termination by the licensor or expiration of any of the licenses could cause us to lose valuable rights and could prevent us from selling our products. The failure to maintain or renew our license agreements cause us to lose significant revenue, which could have an adverse effect on our business, financial condition, results of operations and cash flows.
In connection with our separation from Coty since 2020, we have entered into an intellectual property cross-license agreement and other transitional and ongoing agreements governing the ownership, licensing and use of certain intellectual property between the parties. Our business depends in part on our continued ability to use intellectual property licensed under these agreements, and any disputes, terminations, expirations or limitations of rights arising from these arrangements could restrict our ability to market, manufacture or sell certain products, which could have a material adverse effect on our business.
General Risks
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates or at all.
Market opportunity estimates and growth forecasts included in this prospectus, including those we have not generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers or consumers will generate any particular level of sales for us or purchase our products. In addition, our ability to expand in any of our target markets depends on a number of

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factors, including the cost, performance and perceived value associated with our products and other hair and nail products. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Even if the markets in which we compete meet the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate or at all. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
We have a history of losses and can provide no assurance of our future operating results.
We have historically experienced net losses and such losses may occur again in the future. As of June 30, 2026, we had net losses in         of the most recent five fiscal years. We must generate and sustain higher net revenue and/or lower expense levels in future periods to become and/or maintain profitability, and we may not be able to maintain or increase our profitability. We may encounter unforeseen difficulties, complications and other unknown factors, or otherwise experience a decrease in net revenue and/or an increase in operating expenses due to the risks described herein, in each case that impact our financial condition and results of operations. Our efforts may not result in increased net revenue or lower expenses and, accordingly, we may not be able to achieve and sustain profitability and the market price of our common stock could decline.
Our business could be negatively impacted by social, environmental and sustainability matters.
Certain investors, customers, consumers, employees, regulators and other stakeholders have increasingly focused on matters concerning social and environmental impact and sustainability. Stakeholder expectations (as well as associated ratings and assessments) on these matters are not uniform, which can result in additional costs or complexities in navigating varied expectations and requirements. If our social, environmental and sustainability practices do not meet any particular stakeholder’s expectations and/or standards, which themselves continue to evolve, our brands and reputation may be negatively impacted, which may affect our business, financial condition, results of operations and cash flows.
From time to time, we may announce certain initiatives and targets regarding our social, environmental and sustainability focus areas, which could include: decreasing carbon emissions; reducing waste in our factories; increasing our recycled packaging material; and strengthening our supplier due diligence. Such initiatives can be costly, difficult to implement or achieve, and may not have the desired effect. We could fail, or be perceived to fail, in our achievement of such initiatives or targets, or we could fail in accurately reporting our progress on such initiatives and goals, including as a result of evolving reporting frameworks and methodologies, which could negatively impact our company. We could be criticized for the scope of such initiatives or targets or be perceived as not acting responsibly; in certain jurisdictions we could be perceived as acting contrary to prevailing expectations in connection with these matters, including as the result of changing international, federal and state legal, regulatory and political environments and market perceptions. In addition, any perception or accusation of greenwashing, or failure to satisfy various reporting standards within the timelines we announce, could have the same or additional negative impacts on our company. Moreover, the standards by which social, environmental and sustainability efforts and related matters are measured continue to develop and evolve, and certain areas are subject to assumptions. We also rely on data, estimates and third-party information to measure and report certain social, environmental and sustainability metrics, including across our supply chain, and changes in methodologies, assumptions or data availability could result in revisions to prior disclosures or affect the comparability of our reported results.
Globally, social-, environmental- and sustainability-related laws, legislation and regulations are evolving and being implemented in certain of the jurisdictions in which we operate, and any such laws, legislation or regulations, including those relating to sustainability-related disclosures, supply chain and product-related due diligence, environmental claims substantiation, extended producer responsibility, and corporate governance, may impose additional compliance burdens on us and on third parties in our value chain, which could potentially result in increased administrative costs, decreased demand in the marketplace for our products, increased costs for our supplies and products, disruption of established supply chain relationships, and/or increased litigation risks. For example, we are assessing our obligations under, and may be or become, subject to, the requirements of global initiatives including the EU’s Corporate Sustainability Reporting Directive ((EU) 2022/2464), Corporate Sustainability Due Diligence Directive ((EU) 2024/1760) and Deforestation Regulation ((EU) 2023/1115), as well as laws like California’s Climate-Related Financial Risk Act (SB 261) and Climate Corporate Data Accountability

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Act (SB 253). Costs associated with the increased administrative and legal burden of complying with any such laws or regulations could negatively impact our company. Further, challenges or changes to, or the imposition of, such laws and regulations either now or in future may cause us to incur significant expenditures which could increase our operating expenses and capital requirements. As with other stakeholders, such regulations are not uniform (and at times may even contradict), which can increase the cost and complexity of compliance, as well as associated risks.
Increasingly, parties with differing views on certain social, environmental and sustainability efforts are undertaking activism, including litigation, to advance their perspectives. Moreover, skepticism towards or opposition to such efforts, sometimes characterized as “anti-ESG,” has become more prominent in certain states and at the federal level in the United States, and regulators or policymakers in certain jurisdictions may seek to oppose, restrict, or penalize certain social, environmental and sustainability initiatives or investment to advance their policy objectives, which could require us to modify or curtail certain initiatives, limit our access to government contracts, and subject us to litigation. Responding to such efforts is costly, and any failure to successfully navigate differing or inconsistent stakeholder expectations or legal requirements (including any novel interpretations of existing laws and regulations) may result in negative publicity, reputational damage, issues with attracting or retaining customers, consumers or employees, regulatory or investor engagement or other risks or issues. Any such matters, or related social, environmental and sustainability matters, could have an adverse effect on our business, financial condition, results of operations and cash flows.
We are subject to a series of physical and transition risks related to climate change.
Our operations and value chain may be exposed to physical and transition risks associated with climate change. Extreme weather events and other natural or man-made disasters, such as storms, wildfires, floods, hurricanes, droughts, and earthquakes, can damage facilities or otherwise disrupt our operations or those of our partners in our value chain. Climate change is expected to increase the intensity and frequency of such phenomena, as well as result in various chronic changes (such as sea‐level rise and changes in meteorological, hydrological, and biological patterns) that may result in similar risks. In addition, the impacts of the changing climate on water resources and energy availability or demand may result in water or energy scarcity or increased costs, which may increase operational costs or result in disruptions to our operations.
A number of regulations have emerged globally to address climate change, and concerns over climate change has already, and may also continue to result in new or more stringent laws or regulations designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment, including requirements relating to emissions reporting, product-related emissions reduction, energy efficiency, and carbon pricing, which could require us to incur costs to reduce or measure emissions, including in relation to the products we sell. For example, carbon pricing mechanisms such as the E.U. Carbon Border Adjustment Mechanism ((EU) 2023/956) may directly or indirectly result in increased costs, including in relation to raw materials, packaging inputs, or energy used in our operations or by our suppliers. If new laws or regulations are more stringent than current laws or regulations, we may experience disruption in, or an increase in the costs associated with, sourcing, manufacturing and distribution of our product, as well as increased capital expenditures to comply with evolving decarbonization requirements. Additionally, physical impacts or consumer concerns related to climate change could shift consumer demand or purchasing behavior, which may adversely affect our business, financial condition, results of operations and cash flows.
Any of the physical or transition risks associated with climate change could disrupt operations, increase costs, including compliance costs, or require capital investments. Further, any failure to effectively manage these risks could adversely affect our business, financial condition, results of operations and cash flows.
Acquisitions and other strategic actions may expose us to additional risks.
We may in the future review acquisition and strategic investment opportunities to expand our current product offerings and distribution channels, increase the size and geographic scope of our operations or otherwise offer growth and operating efficiency opportunities. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Acquisitions including strategic investments or other activities entail numerous risks, which may include: (i) difficulties in integrating acquired operations or products, including the loss of key employees from, or customers, consumers or suppliers of, acquired businesses; (ii) diversion of management’s attention from our existing businesses; (iii) adverse effects on existing business relationships with suppliers, customers and consumers of ours or the companies in which we invest; (iv) adverse impacts of margin and product cost structures different from those of our current mix of business; (v) reputational risks associated with the activities of the businesses that we acquire or in which we invest; (vi) risks of entering distribution channels, categories or markets in which we have limited or no prior experience; and (vii) regulatory and antitrust scrutiny, which may impede such transactions or require divestitures or other actions to navigate any such proceedings.
Our failure to successfully complete the integration of any acquired business or to achieve the long-term plan for such business, as well as any other adverse consequences associated with our acquisition and investment activities, could have an adverse effect on our business, financial conditions or results of operations.
Risks Related to Our Indebtedness
Our substantial indebtedness could adversely affect our financial condition and make it difficult for us to operate our business.
We have a substantial amount of indebtedness, which will require interest and principal payments. As of June 30, 2026, we had approximately $               million of debt outstanding under the Senior Facilities Agreement. In addition, we are able to draw an additional $               million under our Revolving Facility (as defined below) subject to certain conditions. Our and our subsidiaries’ substantial indebtedness could have important consequences for our business and operations, including but not limited to the following:
•making it more difficult for us to satisfy our debt obligations;
•continuing to require us and certain of our subsidiaries to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the funds available for operations and any future business opportunities;
•limiting flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;
•placing us at a competitive disadvantage compared to our competitors that have less indebtedness;
•increasing our vulnerability to adverse general economic or industry conditions;
•making us and our subsidiaries more vulnerable to fluctuations in interest rates, as borrowings under the Senior Facilities Agreement are at variable rates; and
•limiting our ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.
Any of these or other consequences could adversely affect our operating performance, growth, profitability and financial condition, which would make it more difficult for us to generate cash flow sufficient to satisfy our obligations under our indebtedness. Furthermore, the instruments governing our indebtedness contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with such covenants in our debt instruments could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness. See “Description of Certain Indebtedness” for additional information.
Despite our substantial level of indebtedness, we may be permitted to incur substantial indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.
We and our subsidiaries may be able to incur substantial indebtedness in the future, including debt drawn under the Revolving Facility, and/or in connection with future acquisitions. Although the terms of the Senior Facilities

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Agreement contain important restrictions on the incurrence of additional indebtedness, these restrictions are subject to certain qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. To the extent we and our subsidiaries incur further indebtedness, the substantial risks related to our level of indebtedness would increase.
Our ability to service all of our indebtedness depends on many factors beyond our control, and if we cannot generate enough cash to service our indebtedness, we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing general and regional economic, financial, competitive, legislative, legal, business and regulatory factors and other factors beyond our control and the availability of financing in the international banking and capital markets.
We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt, to repay our debt on maturity or to fund our other liquidity needs. Moreover, we are a holding company, and accordingly, we are dependent upon distributions from our subsidiaries to make payments in respect of our consolidated indebtedness.
Cash flows from operations, supplemented by draws on our Revolving Facility from time to time, are the principal source of funding for us under our current capital structure. Our business may not generate cash flow from operations in an amount sufficient to fund our liquidity needs. If our cash flows are insufficient to service our indebtedness we may be forced to sell assets, draw on our Revolving Facility, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital and credit markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations and limit our financial flexibility.
In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. Furthermore, we may be unable to find alternative financing, and even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. In addition, if our access to capital markets or our ability to enter into new financing arrangements is inhibited or reduced for any reason, including due to factors beyond our control, we may not be able to refinance our indebtedness on satisfactory terms or at all, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and, as a result, our liquidity and financial condition could be adversely affected and we may not be able to meet our scheduled debt service obligations.
If we are not able to refinance our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our debt obligations. If for any reason we are unable to meet our debt service obligations, we would be in default under the terms of the agreements governing our outstanding indebtedness. If such a default were to occur, the lenders under the Senior Facilities Agreement could elect to declare all amounts outstanding immediately due and payable, and the lenders would not be obligated to continue to advance funds under the Senior Facilities Agreement, including under the Revolving Facility. Borrowings under other debt instruments, that contain cross-acceleration or cross-default provisions also may be accelerated or become payable on demand in the event that acceleration occurs under the Senior Facilities Agreement. If the amounts outstanding under our indebtedness were accelerated, our assets may not be sufficient to repay in full the money owed to our debt holders and we could be forced into bankruptcy or liquidation.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The agreements governing our existing indebtedness impose significant operating and financial covenants and restrictions in the documents governing our indebtedness and other debt that we incur in the future may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest, which may prevent us from capitalizing on business opportunities.
The debt agreements governing our existing indebtedness (including the Senior Facilities Agreement) impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:
•incur or guarantee additional debt or issue disqualified stock or preferred stock;
•pay dividends and make other distributions on, or redeem or repurchase, capital stock;
•make certain investments;
•incur certain liens;
•enter into transactions with affiliates;
•merge or consolidate;
•materially change the nature of our business;
•amend, prepay, redeem or purchase certain subordinated debt;
•enter into agreements that restrict the ability of certain subsidiaries to make dividends or other payments to the Company; and
•transfer or sell assets.
As a result of these restrictions, we are significantly limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.
Our failure to comply with the restrictive covenants described above, as well as other terms of our existing indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.
Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition and thus the value of our shares of common stock.
If there was an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments, and we could be forced into bankruptcy or liquidation, adversely affecting the value of our shares of common stock. See “Description of Certain Indebtedness” for additional information.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Borrowings under the Senior Facilities Agreement are and will be at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Each of Facility B1, Facility B2 and Facility B3 bear interest at a variable rate based on the Euro Interbank Offered Rate, or EURIBOR, the Sterling Overnight Index Average, or SONIA (each subject to a 0% per annum floor), or the Secured Overnight Financing Rate, or SOFR (subject to a 0.75% per annum floor) (depending on whether a loan under those facilities is denominated in euro, Sterling or U.S. dollars), plus an applicable margin. These interest rates could rise significantly in the future, increasing our interest expense associated with these obligations, reducing cash flow available for capital expenditures. See “Description of Certain Indebtedness” for additional information.
The Senior Facilities Agreement does not contain a covenant requiring us to hedge all or any portion of our variable rate debt. Although we may in the future decide to enter into and maintain certain hedging arrangements designed to fix a portion of these rates, there can be no assurance that any hedging, if put into place, will be or will continue to be available on commercially reasonable terms or at all. Hedging itself carries certain risks, including credit risks in relation to such hedging counterparties and the risk that we may need to pay a significant amount (including costs) to terminate any hedging arrangements. Further, there may be a mismatch between the successor rates applied in respect of our variable rate debt under the Senior Facilities Agreement or otherwise and the successor rates applied in respect of hedging arrangements thereon, which may render such hedging arrangements ineffective in managing our interest rate risks. To the extent interest rates were to increase significantly, our interest expense would correspondingly increase, thus reducing cash flow.
Risks Related to this Offering and Ownership of Our Common Stock
We will be a “controlled company” within the meaning of the rules of            and the rules of the SEC and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements.
After completion of this offering and the application of net proceeds therefrom, the KKR Stockholders will beneficially own approximately      % of the voting power of our outstanding shares of common stock (or      % if the underwriters exercise in full their option to purchase additional shares). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of           . Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that:
•a majority of our board of directors consist of “independent directors” as defined under the rules of           ;
•our director nominees be selected, or recommended to our board of directors’ for selection, by a nominating/governance committee comprised solely of independent directors; and
•the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.
Following this offering, we intend to utilize these exemptions. As a result, (i) we may not have a majority of independent directors, (ii) our People, Culture and Compensation Committee may not consist entirely of independent directors, and (iii) director nominations may not be made, or recommended to the full board of directors, by our independent directors or by a nominating and governance committee that is comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                . These exemptions do not modify the independence requirements for our Audit Committee, and we expect to satisfy the member independence requirement for the Audit Committee prior to the end of the transition period provided under the                 listing

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
standards and SEC rules and regulations for companies completing their initial public offering. See the section titled “Management—Board Leadership Structure and Our Board of Director’s Role in Risk Oversight—Audit Committee.”
The KKR Stockholders control us, and their interests may conflict with yours in the future.
Immediately following this offering, the KKR Stockholders will beneficially own      % of the voting power of our outstanding shares of common stock (or      % if the underwriters exercise in full their option to purchase additional shares). As a result, the KKR Stockholders will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of incorporation or bylaws and other significant corporate transactions for so long as the KKR Stockholders and the affiliated KKR Funds retain significant ownership of us. The KKR Stockholders and the affiliated KKR Funds may also direct us to make significant changes to our business operations and strategy, including with respect to, among other things, new product and service offerings, team member headcount levels and initiatives to reduce costs and expenses. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. So long as the KKR Stockholders and the affiliated KKR Funds continue to own a significant amount of our voting power, even if such amount is less than 50%, the KKR Stockholders will continue to be able to strongly influence or effectively control our decisions and, so long as the KKR Stockholders and the affiliated KKR Funds own at least      % in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, the KKR Stockholders will be able to nominate individuals to our board of directors under the stockholders agreement that we expect to enter into in connection with this offering. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” The interests of the KKR Stockholders may not coincide with the interests of other holders of our common stock.
In the ordinary course of their business activities, the KKR Stockholders and the affiliated KKR Funds may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that we will renounce any interest or expectancy in business opportunities that may be presented to the KKR Stockholders and any of the affiliated KKR Funds or any director who is not employed by us. The KKR Stockholders and the affiliated Funds also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, the KKR Stockholders and the affiliated KKR Funds may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.
In addition, the KKR Stockholders and the affiliated KKR Funds will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any acquisition of the Company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.
As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations, insurance, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and related rules implemented by the SEC and          . The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management, some of whom have limited experience managing a publicly-traded company, will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.
Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business, financial condition and stock price.
As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act, or Section 404.
As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.
We have in the past identified and may in the future identify material weaknesses in our internal control over financial reporting. Additionally, from time to time, we have identified and may in the future identify significant deficiencies in our internal control over financial reporting. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
There has been no prior public market for our common stock and there may not develop or continue an active, liquid trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.
Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Instead, the initial public offering price per share of common stock will be determined by agreement among us and the representative(s) of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial public offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock.
Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed elsewhere in “—Risk Factors” and the following:
•results of operations that vary from the expectations of securities analysts and investors;
•results of operations that vary from those of our competitors;
•changes in trends and consumer and customer preferences and our market share;
•changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
•changes in economic conditions for companies in our industry;
•changes in market valuations of, or earnings and other announcements by, companies in our industry;
•declines in the market prices of stocks generally;
•additions or departures of key management personnel;
•strategic actions by us or our competitors;
•announcements by us, our competitors our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;
•changes in general economic or market conditions or trends in our industry or the economy as a whole;
•impacts from tariffs;
•changes in business or regulatory conditions;
•future sales of our common stock or other securities;

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
•investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;
•changes in the way we are perceived in the marketplace, including due to negative publicity or campaigns on social media to boycott certain of our products, our business or our industry;
•exposure to and adverse developments involving mass tort claims and litigation relating to exposure to potentially harmful products or substances;
•the public’s response to press releases or other public announcements by us or third-parties, including our filings with the SEC;
•changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;
•announcements relating to litigation or governmental investigations;
•guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•the development and sustainability of an active trading market for our common stock;
•changes in accounting principles; and
•other events or factors, including those resulting from informational technology system failures and disruptions, war, acts of terrorism, epidemics, pandemics, natural disasters, civil unrest, or responses to these events.
Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation against various issuers. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation, which may adversely affect the market price of our common stock.
Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price per share of common stock will be substantially higher than our as adjusted net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of our common stock than the amounts paid by our existing owners. Assuming initial public offering price of $             per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $             per share of common stock as a result of this offering and the Reorganization Transactions (including the WINS Exchange). If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. You may also experience additional dilution upon future equity issuances or upon the settlement of restricted stock units granted to our employees, executive officers and directors under our 2026 Equity Incentive Plan. See “Dilution.”
You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.
After this offering and the Reorganization Transactions (including the WINS Exchange), we will have approximately                     shares of common stock authorized but unissued (or                     shares if the

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
underwriters exercise in full their option to purchase additional shares). Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering will authorize us to issue these shares of common stock and other equity awards relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.
We have reserved, or will reserve in the future, shares for issuance under our 2026 Equity Incentive Plan. See “Executive Compensation—Equity Incentive Plans.” Any common stock that we issue, including under our 2026 Equity Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any. See “Dilution.”
Our ability to raise capital in the future may be limited.
Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.
Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Senior Facilities Agreement and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.” As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.
The Wella Company is a holding company and depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any, and to meet its debt obligations.
Our operations are conducted through our wholly-owned subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings of, and the receipt of funds from, our subsidiaries via dividends or intercompany loans. We have no current plans to pay dividends on our common stock. See “Dividend Policy.” If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. The Wella Company is a holding company and its operations are conducted through its wholly-owned subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. Our subsidiaries are currently subject to certain restrictions and covenants under the agreements governing our

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
indebtedness, which may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.
Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.
Although we anticipate using the net proceeds from this offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds for specific uses due to a variety of factors. You may not agree with the manner in which our management chooses to allocate and use the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.
Future sales or issuances, or the perception of future sales or issuances, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.
The sale or issuance of substantial amounts of shares of our common stock or other securities convertible, exercisable or exchangeable into shares of our common stock in the public market, or the perception that such sales or issuances could occur, including sales by our existing stockholders, could harm the prevailing market price of shares of our common stock. These sales or issuances, or the possibility that these sales or issuances may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon completion of this offering and after giving effect to the Reorganization Transactions, we will have a total of      shares of our common stock outstanding. Of the outstanding shares,      shares sold in this offering (or      shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including our existing stockholders), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
The remaining outstanding           shares of common stock held by our existing stockholders after this offering, representing      % of the total outstanding shares of our common stock following this offering (or      % if the underwriters exercise in full their option to purchase additional shares), will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.” We expect that our executive officers, directors and employees have met or will meet the one-year holding period requirement with respect to certain of their shares of common stock issued or issuable in the WINS Exchange, and as such, such shares will be eligible to be resold pursuant to Rule 144 at or after the offering, subject to any lock-up arrangement and, in the case of our affiliates, the manner of sale, volume limitation or notice provisions of Rule 144. In addition, all future equity awards issued by The Wella Company will be registered on Form S-8. Accordingly, shares registered under such registration statements will generally be available for sale in the open market.
We, our executive officers, directors and substantially all of our existing stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. The representative(s) of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market pursuant to Rule 144, subject to our compliance with the public information requirement and, in the

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that certain of our existing stockholders will be considered an affiliate upon the expiration of the lock-up period based on their expected share ownership, as well as their board nomination rights (if applicable). Certain other of our stockholders may also be considered affiliates at that time.
In addition, pursuant to the Registration Rights Agreement, the KKR Stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” By exercising its registration rights and selling a large number of shares, the KKR Stockholders could cause the prevailing market price of our common stock to decline. Certain of our other existing stockholders will have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately      % of our total common stock outstanding (or      % if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2026 Equity Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover          shares of our common stock.
As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industries, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, or if our operating results do not meet their expectations, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.
These provisions will provide for, among other things:
•a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms;
•the ability of our board of directors to issue one or more series of preferred stock and to fix the rights, powers (including voting power) and preference of any series of preferred stock;
•advance notice requirements for nominations of directors by stockholders and for stockholders to present other matters for consideration at our annual meetings;

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
•certain limitations on stockholder action by consent in lieu of a meeting and the rights of stockholders to call special stockholder meetings;
•the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of the shares of common stock entitled to vote generally in the election of directors if the KKR Stockholders and the affiliated KKR Funds cease to beneficially own at least      % in voting power of shares of common stock entitled to vote generally in the election of directors; and
•that certain provisions may be amended only by the affirmative vote of at least 66 2/3% in voting power of shares of common stock entitled to vote generally in the election of directors if the KKR Stockholders and the affiliated KKR Funds cease to beneficially own at least      % in voting power of shares of common stock entitled to vote generally in the election of directors.
These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue                     shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the exclusive forum for substantially all disputes between us and our stockholders and the federal district courts will be the exclusive forum for Securities Act and Exchange Act claims, which could limit our stockholders’ ability to bring a suit in a different judicial forum than they may otherwise choose for disputes with us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the U.S. federal district courts shall be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the federal securities laws of the United States, including any claims under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. See “Description of Capital Stock—Exclusive Forum.”

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other team members or stockholders. There is also a risk that the exclusive forum provisions may result in increased costs for a stockholder to bring a claim. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.
If tax laws change or we experience adverse outcomes resulting from examination of our tax returns or disagreements with taxing authorities, it could adversely affect our business, financial condition, and results of operations.
We are subject to federal, state, and local tax laws and regulations in the United States. The application and interpretation of these laws in different jurisdictions affect our operations in complex ways and are subject to change, and some changes may be retroactively applied. Legislation has been previously proposed that includes, among other changes, increases in the corporate and capital gains rates and an overhaul of the international tax rules. It is unclear whether any such legislation will be enacted into law or, if enacted, what form it would take, and it is also unclear whether there could be regulatory or administrative action that could affect U.S. tax rules. President Trump recently signed into law the “One Big Beautiful Bill Act,” or the OBBBA, which includes several new provisions (and other amendments) to the Internal Revenue Code of 1986, as amended, or the Code. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by historical changes in tax laws, including the continuing impacts of the Inflation Reduction Act of 2022 and the OBBBA. Future changes by the United States to existing U.S. tax laws could increase our tax obligations or require us to change the manner in which we operate our business.
In addition, we are subject to the examination of our income and other tax returns by the Internal Revenue Service and other tax authorities, including those in Switzerland and the United Kingdom. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws, or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition, and results of operations.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations, and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industries, business strategy, goals, prospects and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” the negative version of these words, or similar terms and phrases to identify forward-looking statements in this prospectus. However, such terminology is not the exclusive means of identifying forward-looking statements and its absence does not mean that the statement is not forward-looking.
The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors” and the following:
•our success depends on our ability to maintain the value and reputation of our brands;
•our inability to anticipate and respond to trends and changes in consumer preferences could adversely affect us;
•we operate in highly competitive categories;
•a failure to attract new, or retain existing, customers and consumers in a cost-efficient and effective manner could adversely affect us;
•our business could be negatively impacted if we fail to develop and market new products, services or commercial innovations to meet customer and consumer demand, or effectively manage our new launch processes;
•we may be adversely affected if we are subject to various product liability claims;
•our inability to retain key personnel and attract and retain qualified personnel could adversely affect us;
•if we are unable to manage our growth effectively, our business, financial condition, results of operations and cash flows could be adversely affected;
•a disruption in our manufacturing, logistics or distribution operations could adversely affect us;
•our dependence on exclusive third-party distributors in multiple countries exposes us to risks;
•changes or disruptions to our shipping distribution network could adversely affect us;
•fluctuations in the cost of raw materials could increase our cost of goods sold;
•challenges with properly managing the deployment, use and maintenance of AI technologies could adversely affect us;
•the inability to accurately forecast customer and consumer demand and maintain appropriate inventory levels could adversely affect our results of operations;

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
•adverse economic conditions in any of the countries in which we conduct significant business could adversely affect consumer spending;
•our growth and profitability are dependent on a number of factors, and our historical growth may not be indicative of our future growth;
•our inability to achieve our long-term business strategy could adversely affect us;
•if we fail to adopt new technologies or adapt our e-commerce websites and systems to changing consumer requirements or emerging industry standards, our business may be adversely affected;
•our business may be adversely affected by labor and union activities;
•we depend on a limited number of customers for a substantial portion of our net revenue;
•our results of operations fluctuate on a quarterly basis;
•the illegal distribution and sale by third parties of counterfeit or gray market versions of our products could expose us to risks;
•we are subject to risks related to the provision of financing to our salon professional customers in select jurisdictions;
•we are subject to risks related to the global scope of our operations;
•tariffs imposed by the U.S. government or a global trade war could increase our supply costs, which could adversely affect us;
•fluctuations in currency exchange rates may negatively affect us;
•disputes and other legal or regulatory proceedings, reviews, inquiries or investigations could adversely affect us;
•if our products are not manufactured in compliance with applicable regulation or do not meet quality standards, it could result in reputational harm, remedial costs, or regulatory enforcement;
•our business is subject to U.S. federal and state laws, regulations and policies and to equivalent provisions of the international jurisdictions where we operate;
•we are subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect us;
•government regulations relating to the marketing and advertising of our products may restrict, inhibit or delay our ability to sell our products;
•we are subject to governmental export and import controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate these regulations;
•violations of anti-corruption and anti-bribery laws could adversely affect us;
•we are subject to antitrust and competition laws that can result in sanctions and conditions on the way we conduct our business;
•we are exposed to, and may face adverse developments involving, mass tort claims and litigation relating to exposure to potentially harmful products or substances;
•we are, and may in the future become, subject to mass tort claims and litigation arising from products manufactured or sold by our predecessor companies;

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
•we operate a number of employee pension arrangements, including a German defined benefit pension scheme;
•any significant failure, inadequacy, interruption or data security incident impacting our information technology and websites could have an adverse effect on us;
•failure to adequately maintain the security of data could materially adversely affect our business;
•our processing of personal information could give rise to significant costs and liabilities;
•we are subject to risks related to credit card payments and other payment methods used on our e-commerce websites;
•our efforts to register, maintain, protect, defend and enforce our intellectual property rights may not be sufficient to protect our business;
•we may not be able to effectively protect and enforce our intellectual property rights throughout the world to the same extent as in the United States;
•our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of third parties;
•we are dependent on our licensors and the termination or expiration of certain of our license agreements could have an adverse effect on our business, financial condition, results of operations and cash flows;
•the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and our business could fail to grow at similar rates or at all;
•we have a history of losses and can provide no assurance of our future operating results;
•our business could be negatively impacted by social, environmental and sustainability matters;
•we are subject to a series of physical and transition risks related to climate change; and
•acquisitions and other strategic actions may expose us to additional risks.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.
Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward- looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $     million (or approximately $     million, if the underwriters exercise in full their option to purchase additional shares) from the sale of shares of our common stock in this offering, assuming an initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
An increase (decrease) of 1,000,000 shares from the expected number of shares of common stock to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by $     million. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $     million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use these proceeds for general corporate purposes.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Senior Facilities Agreement and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. The Wella Company is a holding company and its operations are conducted through its wholly-owned subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. Our subsidiaries are currently subject to certain restrictions and covenants under the agreements governing our indebtedness. These restrictions and covenants may restrict the ability of those entities to make distributions to The Wella Company. See “Description of Certain Indebtedness.” Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2026:
•RCGL and its consolidated subsidiaries on an actual basis; and
•The Wella Company and its consolidated subsidiaries on an as adjusted basis after giving effect to (i) the Reorganization Transactions (including the WINS Exchange), (ii) the sale of                     shares of our common stock offered by us in this offering at an assumed initial public offering price of $              per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds to us therefrom as described under “Use of Proceeds”.
You should read this table in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” as well as our audited consolidated financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2026
	Actual	As Adjusted(1)
	(unaudited)	(unaudited)
(In millions, except par value)
Cash and cash equivalents	$	$
Debt:
Facility B
Revolving Facility
Total debt	$	$
Stockholders’ equity:
Common stock, $0.01 par value per share, shares authorized, shares issued and outstanding, actual; and shares authorized, shares issued and outstanding, as adjusted;(1)
Additional paid-in capital(1)
Accumulated deficit
Accumulated other comprehensive income
Mezzanine equity
Total stockholders’ equity(2)
Total capitalization	$	$
__________________
(1)To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial public offering price of $                  per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, which is the midpoint of the estimated price range set forth on the cover page in this offering, would increase (decrease) the net proceeds that we receive in this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                 , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $                  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                  after deducting the underwriting discount and commissions and estimated offering expenses payable by us.
(2)A $1.00 increase in the assumed initial public offering price of $                  per share, which is the midpoint of the estimated price range set forth on the cover page in this offering, would result in the issuance of                  shares of common stock in the WINS Exchange. A $1.00 decrease in the assumed initial public offering price of $                  per share, which is the midpoint of the estimated price range set forth on the cover page in this offering, would result in the issuance of                  shares of common stock in the WINS Exchange.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
DILUTION
If you invest in shares of our common stock in this offering, your ownership interest in us will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the net tangible book value per share attributable to the common stock held by our existing stockholders.
Our net tangible book value as of June 30, 2026 was approximately $           million, or $              per share of our common stock after giving effect to the Reorganization Transactions. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding after giving effect to the Reorganization Transactions.
After giving effect to (i) the sale by us of               shares of common stock in this offering, (ii) the use of proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) issuance of shares of common stock in the WINS Exchange as described under “Summary—The Offering,” in each case, assuming the initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, our as adjusted net tangible book value as of June 30, 2026 would have been $              million, or $              per share of our common stock. This amount represents an immediate increase in net tangible book value of $              per share of common stock to our existing stockholders and an immediate and substantial dilution in net tangible book value of $              per share of common stock to new investors purchasing shares in this offering.
The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock in this offering:

Assumed initial public offering price per share of common stock (the midpoint of the estimated offering price range shown on the cover page of this prospectus)	$
Net tangible book value per share of common stock as of June 30, 2026 after giving effect to the Reorganization Transactions	$
Increase in net tangible book value per share of common stock attributable to investors in this offering	$
As adjusted net tangible book value per share of common stock after giving effect to the Reorganization Transactions and this offering	$
Dilution per share of common stock to investors in this offering	$
Dilution is determined by subtracting as adjusted net tangible book value per share of common stock after this offering from the initial public offering price per share of common stock.
Each $1.00 increase or decrease in the assumed initial public offering price per share of common stock would increase or decrease, as applicable, the as adjusted net tangible book value by $              per share and the dilution to new investors in the offering by $              per share (or the as further adjusted net tangible book value by $              per share and the related dilution by $              per share), assuming that the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, remains the same. The as adjusted information discussed above is for illustrative purposes only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual offering price of our common stock and other terms of this offering determined at pricing.
The following table summarizes, on the same as adjusted basis as of June 30, 2026, the total number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share of

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common stock paid by our existing stockholders and by new investors purchasing shares of common stock in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands)
Existing stockholders		%	$	%	$
New investors in this offering		%	$	%	$
Total		100%	$	100%	$
If the underwriters were to exercise in full their option to purchase               additional shares of common stock in this offering, the percentage of shares of our common stock held by existing stockholders as of June 30, 2026 would be          % and the percentage of shares of our common stock held by new investors in this offering would be          %.
To the extent that outstanding restricted stock units are settled or we grant restricted stock units or other equity-based awards to our employees, executive officers and directors in the future, or other issuances of common stock are made, there will be further dilution to new investors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Certain information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Historically, our business has been operated through Rainbow Capital Group Limited, or RCGL, and its consolidated subsidiaries, including Wella Operations U.S. LLC and Wella International Operations Switzerland S.a.r.l., our primary operating subsidiaries. The consolidated financial statements of RCGL are the financial statements included in this prospectus. The Wella Company was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering and the Reorganization Transactions, our business will continue to be conducted through RCGL, together with its subsidiaries, and the financial results of RCGL will be consolidated in our financial statements. In addition, The Wella Company will be a holding company with no material assets other than 100% of the equity interests in RCGL.
COMPANY OVERVIEW
We are the world’s largest pure-play hair and nail company with a presence in over 100 countries and generating $      billion in net revenue in fiscal 2026. We blend science and artistry to innovate, market and sell a comprehensive range of hair and nail brands, spanning hair color, care, styling, and treatment products, and nail lacquers and care products, as well as heat- and air-assisted hair styling devices. Our heritage is professional-first, and today we serve salon owners, hair stylists, nail technicians, and end consumers.
Our comprehensive portfolio is deliberately designed with seven strategic and complementary brands –Wella Professionals, ghd, Clairol, Wella / Koleston, OPI, Nioxin and Sebastian Professional. Our brands hold recognized leadership positions in their respective categories and are well diversified across consumer segments, geographies and channels, reducing overall market volatility across our business.
Innovation is not only one of our core competencies but also an important growth engine. Our comprehensive consumer and professional insights, longstanding trusted relationships with professionals and science-led approach inform our innovation strategy. Our products are designed for reliability, ease of application, and adaptability to different techniques and environmental factors, enabling professionals and consumers to achieve consistent and desired results every time.
Our go‑to‑market playbook is purpose‑built to drive sustainable growth across professional and consumer channels. In the professional channel, we “Gain with Color, Grow with Care,” leading with our authority in hair color to win salon doors and stylist loyalty, then expanding share through adjacent care and styling regimens that extend salon results between visits. This strategy is powered by our global distribution system network, impactful education programs, and digital tools.
For consumers, our “Pro to Consumer” strategy leverages our professional advantage to drive broad consumer demand for our brands, helping us to efficiently increase awareness and conversion. Our strategy is also executed by cascading professional formulations, with the appropriate adaptations, for at-home use and shifting marketing spend to drive growth in consumer channels.
Our global supply chain includes three owned factories, complemented by third-party manufacturers for additional flexibility and redundancy, for Hair & Nail, third-party manufacturing partners for ghd, and a combination of owned and outsourced global distribution networks to adapt to changing market conditions, support resiliency and deliver industry-leading fulfillment.

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Our strong brand portfolio, durable business model, and global scale have produced an attractive financial profile characterized by strong revenue growth, increasing profitability, and free cash flow growth over the past two years. This performance is driven by a financial flywheel comprising a revenue led operating model, continuous optimization of cost structure, disciplined investments in brand building and innovation, and a vertically integrated asset light model driving strong cash conversion.
Since becoming an independent company, we have become a more focused and competitive business by accelerating brand‑led topline growth, strengthening our innovation pipeline, enhancing our omnichannel go‑to‑market model across professional and consumer channels, expanding margins through pricing, supply chain and operating model improvements, evolving our sales and distribution capabilities, investing in enterprise‑wide digital capabilities, and assembling a leadership team with deep beauty, brand‑building, and consumer expertise.
Our Business Segments
We operate our business through the following two reportable segments:
•Hair & Nail. Our strategic brands within Hair & Nail segment encompass our professional and retail hair and nail product categories, including hair color, care, styling, and treatments as well as nail lacquers and care products. Strategic brands in this segment include Wella Professionals, Clairol, Wella / Koleston, OPI, Nioxin, and Sebastian Professional, each serving distinct professional and consumer needs across a broad range of categories, consumer segments, geographies and channels. Hair & Nail comprised          % of our 2026 net revenues.
•Beauty Tech. Our Beauty Tech segment consists of our premium beauty technology brand ghd, which offers a comprehensive assortment of professional-grade heat- and air-assisted devices, including stylers, dryers, hot brushes, curling irons, accessories, and heat-protectant styling products to both professionals and consumers. Beauty Tech comprised          % of our 2026 net revenues.
2026 Segment Reorganization
Effective the first quarter of fiscal year 2026, the Company realigned its management reporting structure, which impacted the way the chief operating decision maker allocates resources and assesses financial performance. The Company is now organized into two reportable segments: Hair & Nail and Beauty Tech. The former Europe, Middle East and Africa and Asia Pacific region and Americas segment, including operations across the United States, Canada, Central and Latin America, was integrated into one new reportable segment: Hair & Nail. The former globally operating ghd segment is hereafter referred to as Beauty Tech.
Financial Measures – Constant Currency
Our financial results include the impact of fluctuations in foreign currency exchange rates. We provide constant currency variances to remove the impact of foreign currency exchange rates fluctuations. We use constant currency in our analysis of company and segment performance. See “Constant Currency” for further discussion.
Financial Performance Overview
For the fiscal years ended June 30, 2026, 2025, and 2024, our key performance indicators were as follows:
•Net revenues of $            billion, $2.7 billion, and $2.6 billion, respectively.
•Gross profit of $                     billion, $1.8 billion, and $1.7 billion, representing gross margins of                       %, 68.5%, and 66.9%, respectively.
•Net loss of $            million, $8.7 million, and $115.2 million, respectively.
•Adjusted EBITDA of $                million, $474.0 million, and $415.3 million respectively.
For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, see “Non-GAAP Financial Measures.”

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KEY FACTORS AFFECTING OUR RESULTS
We believe that our continued success and growth are dependent on a number of factors. These factors provide both significant areas of opportunity as well as potential challenges that we will need to manage to sustain the growth of our business. We have outlined some of these factors below, as well as in the section of this prospectus titled “Risk Factors.”
Ability to Grow Our Brand Awareness and Penetration
Our brands are central to our competitive position and play a critical role in driving consumer engagement and demand across our portfolio. The majority of our net revenues are generated from products sold under proprietary trademarks, which signal quality, performance, and reliability to consumers and customers. Maintaining and strengthening our brand reputation is important to our relationships with consumers, customers, and partners, including beauty professionals and other brand advocates. While brand reputation can be influenced by external factors, including publicity related to our products, operations, or practices, we remain focused on reinforcing positive brand associations. We believe there are significant opportunities to further grow our business by increasing brand awareness, deepening relevance within existing categories, and expanding our reach across new consumers and markets. Our continued success will depend, in part, on our ability to leverage our brands to attract new customers and encourage repeat purchases.
Continued Growth of Salon and Retail Network and Expansion of Existing Accounts
We have built deep credibility with professionals that can be leveraged to further drive consumer demand across all channels. To capture increasing consumer demand for our brands, we intend to deepen our presence across salons and retail channels, including premium beauty retail, FDM, club, pharmacy, and travel retail, with a continued focus on driving productivity within existing doors. On a brand-by-brand and market-by-market basis, we intend to continue to grow our salon network and expand our existing accounts by selectively filling gaps in our retail penetration and increasing productivity where select brands are under-represented in retailers and channels where we already have presence. Across our portfolio, we are present in most major premium retail and FDM accounts globally. However, meaningful runway remains to expand door coverage, deepen country penetration, and extend distribution where we have not yet achieved full global reach. With respect to existing salon and retail accounts, we anticipate our growth will come from adding more brands, broadening our product assortment, gaining incremental shelf space, and increasing productivity. Our ability to execute these strategies will depend on a number of factors, including the success of our “Gain with Color, Grow with Care” and “Pro-to-Consumer” strategies and other marketing efforts.
Continued Execution of Omni-channel Go-to-Market Strategy
The professional channel has provided our brands with credibility in the salon, stylist and nail artist community and with consumers, which translated into meaningful brand equity and success in the specialty retail and DTC channel. These channels broaden the scope of our brand’s awareness and customer penetration, which also serve to grow our professional channel. This synergistic omni-channel strategy has been key to our growth thus far, and we expect it will continue to serve as a valuable tool for growing our business. We intend to continue to find ways to deepen our channel integration through our digital platform, engaged social community, and vendor relationships with salons and key retailers. Our ability to execute this strategy will depend on a number of factors, such as retailers’ and salons’ satisfaction with the sales and profitability of our products.
Continued Geographic Expansion Across All Channels
We believe our ability to enter new markets across all of our channels will continue to be part of our future growth. Since our founding, we have expanded into Europe, Asia, Latin America and other markets, with plans to continue to increase our presence in all of these markets. We prioritize expansion within our existing markets, where we see ample opportunity for growth, while investing to seed and accelerate growth in other attractive, fast-growing markets that we believe can scale over time. As we scale in under penetrated markets, we anticipate that we will leverage our existing relationships with partners who operate in these markets, as well as engage with new professional and retail customers. Across all of our markets, we are actively focused on increasing points of

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distribution, with an emphasis on retail and e-commerce to strengthen both brand equity and consumer access. We believe our ability to continue expanding in new markets will be powered by our integrated omni-channel efforts to enable a synergistic relationship between the professional, specialty retail and DTC channels. Our ability to grow our business geographically will depend on a number of factors, including our brand awareness, our marketing efforts, our omni-channel development, and continued customer satisfaction with the quality of our products.
Continued Product Innovation and Product Portfolio Expansion
We anticipate a meaningful portion of our future growth will come from new product development and innovation. We have developed a multi-year innovation roadmap adapted for global and local markets, and we believe our robust in-house research and development team enables us to continue to develop innovative products and positions us to maintain a full product pipeline for several years into the future. Though we have a well-built pipeline for our future products, we are relentlessly focused on staying at the forefront of cutting edge and technologically enhancing innovation. Our attention in this area is a critical component of our growth plan, and thus our performance will depend, in part, on our ability to continue to deliver new and high-performance products.
Innovation and expansion of our product portfolio have played crucial roles in our sustained performance and growth. Our extensive range includes numerous products across various categories, with our core offerings—Wella Professionals, ghd, Clairol, Wella / Koleston, OPI, Nioxin and Sebastian Professional—representing a significant portion of our revenues. These iconic brands have established an enduring market presence and offer a stable and predictable revenue base. We drive growth through innovative formulas, ingredients, and technologies, as well as by expanding product applications and usage occasions, refreshing classic lines and creating new trends to excite consumers. We are committed to ongoing investment in product innovation across our portfolio, including developing new product lines and expanding into adjacent categories. A recent focus area has been the growth of the Ultimate franchise, a hair care product line under the Wella Professionals brand. We began with the successful launch of Ultimate Repair, recently expanded the platform with Ultimate Smooth, and plan to introduce three additional benefit territories in the future. We believe this franchise holds significant long-term growth potential as it continues to evolve into a broader platform addressing multiple consumer haircare needs. We also continue to invest in the scientific and technological foundations of our brands, including advanced formulation research and innovation platforms that support high-performance hair repair and care.
COMPONENTS OF OUR RESULTS OF OPERATIONS
Net Revenues
We develop, market and sell a wide array of professional and premium hair and nail products. We operate our business through the following two reportable segments: Hair & Nail and Beauty Tech.
The Hair & Nail segment encompasses our hair and nail product offerings across both professional and retail channels and includes the following categories:
•Professional Hair, which consists of our professional brands Wella Professionals, Nioxin and Sebastian Professional, sold in both professional and consumer channels.
•Retail Hair & Nail, which is comprised of our retail hair brands, such as Wella / Koleston and Clairol and our premium nail brand OPI.
The Beauty Tech segment is comprised of our premium styling tool brand, ghd, sold through an omni-channel approach, including our DTC website ghdhair.com.
Our net revenues reflect the contractual price for product sales, adjusted for sales allowances, discounts and returns and various trade spending activities. Our net revenues are driven by several factors, including volume from new product innovation, customer acquisition and consumer expansion, market pricing dynamics, as well as product mix including brand, country, and price mix.

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Cost of Sales
Cost of sales encompasses all expenses related to manufacturing our products. For items produced in our facilities, this includes raw materials, supplies, direct labor, and factory overheads. For products made by third-party contractors, it includes the invoiced amounts. Additionally shipping, freight-in, and depreciation and amortization of manufacturing equipment and facilities are also included in cost of sales.
Gross Profit and Gross Margin
Gross profit is our net revenues less cost of goods sold. Gross margin measures our gross profit as a percentage of net revenues.
Gross profit and gross margin performance is driven by sales growth, product mix, pricing strategies, and cost reductions and absorptions in our supply chain. We continuously evaluate our product portfolio and pricing strategies to reflect consumer preferences, market trends, and category level demand dynamics. Further, we are continuously working to streamline our supply chain and expand capacity and product offerings while reducing total costs as a percentage of sales.
Selling, General and Administrative Expenses
Selling, general, and administrative expenses include personnel expenses, equity-based compensation expenses, certain warehousing fees, rent expense, building and computer equipment and software depreciation, and professional fees. Advertising and promotional costs, including depreciation of marketing displays, and research and development expenses are also included in selling, general, and administrative costs.
We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on the U.S. Securities and Exchange Commission, or SEC, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for director and officer insurance, investor relations, and professional services. Following this offering, we may also incur certain compensation expense in connection with the settlement of a broad employee incentive plan called “We own our way.”
Restructuring Costs
Restructuring costs arise from business operations restructuring or cost-reduction efforts. These costs mainly consist of employee severance and termination benefits, which are determined by local laws, agreements, or historical practices.
Amortization Expense
Amortization expense relates to finite-lived intangible assets including customer relationships and technology.
Other Expenses, net
Other expenses (net) consists of miscellaneous operating income, royalties, foreign exchange gain (loss), and rental income and items such as management fees and benefits received from certain tax and legal resolutions.
Interest Expense, net
Interest expense primarily consists of interest incurred on our outstanding indebtedness and amortization of debt issuance costs. Interest income represents interest earned on our cash and cash equivalents. See “Liquidity and Capital Resources” below and Note 12 – Long-Term Debt of the notes to consolidated financial statements included elsewhere in this prospectus for a description of our indebtedness and debt issuance costs.

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Other Financial (Expense) Income, net
Other financial (expense) income encompasses the costs and revenues associated with our financial management and currency exchange risks. The components of other financial (expense) income include financing and commitment fees, gains from interest rate swaps, foreign exchange gains or losses, and other financial losses.
(Provision) Benefit for Income Tax
Our income tax provision represents U.K. and foreign income taxes based on enacted local tax rates, as adjusted for allowable credits, deductions, and uncertain tax positions. The income tax provision is also impacted by tax restructuring activities undertaken in preparation for the Company's initial public offering.
RESULTS OF OPERATIONS
The following table sets forth our Consolidated Statement of Operations data for each period presented:

	Year Ended June 30,			Change		Change
(In thousands, except percentages)	2026	2025	2024	2026 v. 2025	2026 v. 2025	2025 v. 2024	2025 v. 2024
Net revenues	$	$2,692,182	$2,590,251	$	%	$101,931	3.9%
Cost of sales		(849,344)	(857,266)			7,922	0.9%
Gross profit		1,842,838	1,732,985			109,853	6.3%
Selling, general and administrative expenses		(1,471,887)	(1,423,716)			(48,171)	(3.4)%
Restructuring costs		(36,504)	(31,092)			(5,412)	(17.4)%
Amortization expense		(49,427)	(48,843)			(584)	(1.2)%
Impairment of goodwill		—	(7,800)			7,800	100.0%
Impairment of other indefinite-lived intangible assets		(53,086)	(141,038)			87,952	62.4%
Other expenses, net		(3,371)	(33,016)			29,645	89.8%
Operating income		228,563	47,480			181,083	381.4%
Interest expense, net		(177,860)	(203,339)			25,479	12.5%
Other financial (expense) income, net		(8,078)	9,032			(17,110)	(189.4)%
Income (loss) before income taxes		42,625	(146,827)			189,452	129.0%
(Provision) benefit for income taxes		(51,341)	31,653			(82,994)	(262.2)%
Net loss		(8,716)	(115,174)			106,458	92.4%
Net income attributable to redeemable non-controlling interest		50,742	46,912			3,830	8.2%
Net loss attributable to non-controlling interest		(14,828)	(39,396)			24,568	62.4%
Net loss attributable to RCGL	$	$(44,630)	$(122,690)	$	%	$78,060	63.6%

Gross margin	%	68.5%	66.9%				155 bps

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2025 in Comparison to 2024
Net Revenues
Net revenues increased by $101.9 million, or 3.9% on a reported basis, to $2,692.2 million for the year ended June 30, 2025, from $2,590.3 million in the year ended June 30, 2024. On a constant currency basis, net revenues increased 5.2% in 2025 compared to 2024 as exchange rate variations had an unfavorable impact of $24.2 million. The increase in constant currency net revenues was primarily driven by a $93.5 million increase from strategic pricing actions, a $56.5 million increase attributable to favorable product and segment mix, primarily from the higher growth in our Beauty Tech segment, and a $20.5 million increase from higher sales volumes. These gains in constant currency net revenues were partially offset by $36.5 million of higher sales allowances, discounts and returns and trade spending activities.
Cost of sales
Cost of sales decreased by $8.0 million, or 0.9%, to $849.3 million in the year ended June 30, 2025, from $857.3 million in the year ended June 30, 2024. The decrease was primarily attributable to $7.3 million in savings from supply chain efficiencies, including lower raw material costs and freight expenses. Additionally, there was a $11.6 million decrease in inventory write-downs due to improved demand forecasting and effective management of aging stock.
Selling, general and administrative expenses
Selling, general and administrative expenses increased by $48.2 million, or 3.4%, to $1,471.9 million in the year ended June 30, 2025, from $1,423.7 million in the year ended June 30, 2024. The increase was primarily driven by a $16.9 million increase in advertising and promotion costs to support growth initiatives, a $17.2 million increase in incentive compensation expenses, and $6.4 million increase in depreciation expenses.
Restructuring costs
Restructuring costs increased $5.4 million, or 17.4%, to $36.5 million in the year ended June 30, 2025, from $31.1 million in the year ended June 30, 2024. These costs were primarily driven by our Operating Model Optimization initiative, which was substantially completed during the year. In addition, we incurred initial costs for two new programs initiated in late fiscal 2025: (i) a plan to exit our China hair products business and (ii) an initiative to integrate our Briogeo brand. We expect to incur approximately $6.5 million in additional costs during fiscal year 2026 to complete these two ongoing programs. Refer to Note 4 – Restructuring Costs in the notes to consolidated financial statements included in this prospectus for additional information.
Other expenses, net
Other expenses, net decreased $29.7 million, or 89.7%, to $3.4 million in the year ended June 30, 2025, from $33.1 million in the year ended June 30, 2024. The decrease was primarily driven by a $29.0 million reduction in transitional service agreement fees and separation related expenses related to the delayed separation of businesses from Coty, including certain systems related costs.
Interest expense, net
Interest expense, net decreased $25.4 million, or 12.5%, to $177.9 million in the year ended June 30, 2025, from $203.3 million in the year ended June 30, 2024. The decrease was primarily driven by a lower average outstanding debt balance resulting from our €249.6 million prepayment of the Pay-in-Kind, or PIK, loan facility in March, 2025.
Other financial (expense) income, net
Other financial (expense) income, net decreased $17.1 million to $(8.1) million in the year ended June 30, 2025, from $9.0 million in the year ended June 30, 2024. The decrease was primarily driven by $7.6 million in unfavorable mark-to-market adjustments on interest rate swaps, $4.9 million in higher amortization of financing fees, and a $4.3

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million unfavorable impact from foreign exchange fluctuations. Refer to Note 5 – Other financial (expense) income in the notes to consolidated financial statements included in this prospectus for additional information.
(Benefit) provision for income taxes
The Company’s effective tax rate was 120.4% for the year ended June 30, 2025, as compared to 21.6% for the year ended June 30, 2024. The year-over-year increase was primarily driven by a 17% impact from a change in valuation allowance on non-deductible excess interest carry forwards resulting from forecasts of our future tax losses, a 9% impact from higher pre-tax income in high-tax jurisdictions (primarily Brazil, Germany and Mexico), a 14.3% increase related to withholding taxes, and a 8.7% impact from changes in unrecognized tax benefits. This impact was partially offset by a (34)% benefit from tax credits. See Note 13. Income Taxes for additional information.
Business Segment Results of Operations
We manage our business and report on our financial results through the following two segments: Hair & Nail and Beauty Tech. We evaluate operating performance using Adjusted EBITDA and Adjusted EBITDA Margin.
Adjusted EBITDA is defined as Net Income before interest, income taxes, depreciation and amortization expense, and other items that are not indicative of our core operating performance, such as: impairment of goodwill and other indefinite-lived intangible assets, equity-based compensation, restructuring and severance charges, separation costs, transformation costs, IPO readiness costs and other miscellaneous income and expense items. Adjusted EBITDA Margin is defined as the Adjusted EBITDA divided by net revenues.
Segment results are as follows:

	For the year ended June 30,
(In thousands, except percentages)	2025	2024	$ Change	% Change
Hair & Nail
Net revenues	$2,290,554	$2,223,270	$67,284	3.0%
Adjusted EBITDA	442,259	407,205	35,054	8.6%
Adjusted EBITDA Margin	19.3%	18.3%
Beauty Tech
Net revenues	$401,628	$366,981	$34,647	9.4%
Adjusted EBITDA	70,076	50,472	19,604	38.8%
Adjusted EBITDA Margin	17.4%	13.8%
Total Company
Net revenues	$2,692,182	$2,590,251	$101,931	3.9%
Net loss	(8,716)	(115,174)	106,458	(92.4)%
Net loss margin	(0.3)%	(4.4)%
Adjusted EBITDA	473,973	415,298	58,675	14.1%
Adjusted EBITDA Margin	17.6%	16.0%
For more information regarding our segments please refer to Note 3-Segment Information in the notes to consolidated financial statements included in this prospectus for additional information.
Hair & Nail
Hair & Nail net revenues increased $67.3 million, or 3.0% on a reported basis, to $2,290.6 million in the year ended June 30, 2025, from $2,223.3 million in the year ended June 30, 2024. On a constant currency basis, net revenues increased 4.6%, in 2025 compared to the 2024 period as exchange rate variations had an unfavorable impact. The growth was primarily driven by strategic pricing, favorable mix and increases in volume across the Pro Hair, Retail Hair & Nail categories. Hair & Nail Adjusted EBITDA increased $35.1 million, or 8.6%, and Adjusted

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EBITDA Margin increased by 100 basis points to 19.3% for the year ended June 30, 2025, as compared to 18.3% for year ended June 30, 2024, primarily driven by 3.0% growth in net revenues and gross margin expansion, partially offset by higher advertising and promotional costs.
Beauty Tech
Beauty Tech net revenues increased $34.6 million, or 9.4% on a reported basis, to $401.6 million in the year ended June 30, 2025, from $367.0 million in the year ended June 30, 2024. On a constant currency basis, net revenues increased 8.5%, in 2025 compared to the 2024 period as exchange rate variations had a favorable impact. The growth was driven by strategic pricing, favorable mix and increases in volume, primarily driven by strong performance across e-commerce and retail platforms supported by product innovation. Beauty Tech Adjusted EBITDA increased $19.6 million, or 38.8%, and Adjusted EBITDA Margin increased 370 basis points to 17.5%, for the year ended June 30, 2025, as compared to 13.8% for the year ended June 30, 2024, primarily driven by 9.4% growth in net revenues and gross margin expansion from improved pricing, volume and supply chain efficiencies.
Constant Currency
We operate on a global basis, with a significant portion of our net revenues generated outside of the United States. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations. Therefore, certain financial information is presented in “constant currency,” excluding the impact of foreign currency exchange translations to provide a framework for assessing how our underlying businesses performed excluding the impact of foreign currency exchange translations. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency information by translating current period results for entities reporting in currencies other than U.S. dollars into U.S. dollars using prior year foreign currency exchange rates. The constant currency calculations do not adjust for the impact of revaluing specific transactions denominated in a currency that is different to the functional currency of that entity when exchange rates fluctuate, or for the impacts of hyperinflation. The constant currency information we present may not be comparable to similarly titled measures reported by other companies.
Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with U.S. GAAP, we use certain non-GAAP financial measures to evaluate our business. We have disclosed our non-GAAP financial measures in this prospectus, including: (i) Adjusted EBITDA and Adjusted EBITDA Margin, and (ii) free cash flows. Our non-GAAP financial measures are defined below.
The reconciliations of our non-GAAP financial measures to their most directly comparable GAAP financial measures are provided in the tables below. We emphasize that these non-GAAP financial metrics should be viewed as complementary to, rather than replacements for or superior to financial measures reported in accordance with GAAP. It is important to note that non-GAAP measures have inherent limitations, as they exclude the impact of certain items (as further described below) involved in the business operations as defined by GAAP. Additionally, companies, including those within the same industry, might calculate similarly named non-GAAP financial measures differently from our approach, which may restrict the effectiveness of such measures for comparative analysis.
Despite the limitations of these non-GAAP financial measures, they assist us in measuring our performance, developing financial forecasts, setting operational goals and incentives and making strategic decisions. Our management believes that adjusted financial measures are useful to investors in their assessment of our operating performance. They also allow investors to evaluate our performance using the same metrics that our management uses to evaluate past performance and prospects for future performance. We provide disclosure of the effects of these non-GAAP financial measures by presenting the corresponding measure prepared in conformity with U.S. GAAP in our financial statements, and by providing a reconciliation to the corresponding U.S. GAAP measure so that investors may understand the adjustments made in arriving at the non-GAAP financial measures and use the information to perform their own analyses.

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Pursuant to 17 C.F.R. Section 200.83
Adjusted EBITDA and Adjusted EBITDA Margin
We define Adjusted EBITDA as net loss attributable to RCGL before net income attributable to redeemable non-controlling interest, net loss attributable to non-controlling interest, interest expense, income taxes, depreciation and amortization expense, and other items that are non-recurring and not indicative of our core operating performance, such as: impairment of goodwill and other indefinite-lived intangible assets, equity based compensation, restructuring and severance charges, separation costs, transformation costs, IPO readiness costs and other miscellaneous income and expense items. We defined Adjusted EBITDA Margin as Adjusted EBITDA divided by net revenues.
We do not consider these items to be reflective of our core operating performance due to the fluctuation of such items from period to period in terms of size, nature and significance based on specific facts and circumstances. Adjusted EBITDA is used to show our unleveraged, pre-tax operating results and reflects our financial performance based on operational factors.
A reconciliation of net loss attributable to RCGL to EBITDA and Adjusted EBITDA is set forth below for the periods indicated:

	For the year ended June 30,
(In thousands, except percentages)	2026	2025	2024
Net loss attributable to RCGL	$	$(44,630)	$(122,690)
Net income attributable to redeemable non-controlling interest		50,742	46,912
Net loss attributable to non-controlling interest		(14,828)	(39,396)
Interest expense, net		177,860	203,339
Income taxes		51,341	(31,653)
Depreciation		76,819	68,149
Amortization		49,427	48,843
EBITDA		346,731	173,504
Impairment of goodwill		—	7,800
Impairment of other indefinite-lived intangible assets		53,086	141,038
Equity based compensation(i)		15,327	10,565
Restructuring charges(ii)		36,504	31,092
Separation expenses(iii)		5,075	10,290
Transformation costs(iv)		9,547	36,507
IPO readiness costs(v)		2,071	1,688
Corporate severance and other charges(vi)		1,355	1,163
Management Fees(vii)		5,000	4,600
VAT legal resolution(viii)		(1,960)	(9,200)
Other expenses, net(ix)		(6,841)	15,283
Other financial (expense) income, net		8,078	(9,032)
Adjusted EBITDA		473,973	415,298
Net revenues	$	$2,692,182	$2,590,251
Net loss margin	%	(0.3)%	(4.4)%
Adjusted EBITDA Margin:	%	17.6%	16.0%
__________________
(i)Represents non-cash equity-based compensation expense.
(ii)For the year ended June 30, 2025, represents $36.5 million of restructuring costs consisting of $33.2 million related to severance and $3.3 million related to consulting and other costs, incurred in connection with the restructuring activities described under Operating Model Optimization, China Exit Program, and Briogeo Integration in Note 4 – Restructuring Costs within the notes to our consolidated financial statements section included elsewhere in this prospectus. For the year ended June 30, 2024 represents $31.1 million of restructuring costs, consisting of $24.1 million related to severance and $7.0 million related to consulting and other costs, incurred in connection with the

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
restructuring activities described under 2023 Restructuring Program. Note 4 – Restructuring Costs within the notes to consolidated financial statements section included elsewhere in this prospectus.
(iii)Relates to registration of new European Article Numbers and Stock Keeping Units incurred as a result of separation of us from Coty.
(iv)Represents costs related to discrete business optimization and transformation initiatives, including third‑party assessments and implementation of strategic process changes. These costs primarily relate to system implementations and IT enhancements (2025: $1.2 million; 2024: $3.9 million), delayed separation-related activities from Coty, including related systems upgrades (2025: $—; 2024: $18.4 million), and market and organizational restructuring initiatives, including go‑to‑market transformations, regional hub relocation, and geographic exits (2025: $—; 2024: $10.1 million).
(v)Represents legal, advisory and other costs incurred in preparation for an initial public offering.
(vi)Represents severance and related employee benefits associated with certain terminations of leadership positions as well as recruiting and on-boarding costs for replacements for certain positions.
(vii)Represents annual management fees payable to the Managers under the Monitoring Agreement. The Monitoring Agreement will be terminated upon completion of this offering. See “Certain Relationships and Related Party Transactions—Monitoring Agreement.”
(viii)Represents a gain from the settlement of a VAT receivable acquired from Coty, which was fully previously deemed unrecoverable. This item is excluded as it is not indicative of our core operating performance.
(ix)Includes foreign exchange gains or losses, non-service pension expense, miscellaneous income or expense, and other items not indicative of core operating performance, that are included in Other expenses, net on the Consolidated Statement of Operations.
Free Cash Flow
We define Free Cash Flow as net cash (used in) provided by operating activities less cash paid for capital expenditures.
Management uses this non-GAAP measure to assess our liquidity and the effectiveness of our business operations. We believe free cash flow, in conjunction with cash from operations, can be useful to investors as an indicator of liquidity since capital expenditures are a necessary component of ongoing operations.
The following table shows Free Cash Flow for the periods presented, and the reconciliation to its most comparable GAAP measure, net cash (used in) provided by operating activities, for the periods presented.

	Year Ended June 30,
(In thousands)	2026	2025	2024
Net cash provided by operating activities		$173,120	$73,231
Cash paid for capital expenditures		(51,233)	(57,758)
Free Cash Flow	$	$121,887	$15,473
LIQUIDITY AND CAPITAL RESOURCES
Overview
Our primary source of recurring cash historically has been cash flows from operations supplemented by draws on our Revolving Credit Facility from time to time. Term loan facilities provided by banks and lenders in the United States and abroad are governed by the Senior Facilities Agreement and are amended from time to time to enhance shareholder value and fund growth opportunities. The main uses of cash include working capital, planned operating costs, capital expenditures, debt servicing costs, and general corporate needs.
Based on past performance and current expectations, we believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support working capital needs, information technology enhancements, capital expenditures, acquisitions, restructuring initiatives, commitments and other contractual obligations for the foreseeable future. In addition, we may choose to raise additional funds at any time through equity or debt financing arrangements, which may or may not be needed for additional working capital, capital expenditures or other strategic investments. Our opinions concerning liquidity are based on currently available information. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this prospectus titled “Risk Factors.”

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Cash Flows
The following table summarizes our cash flows for the periods presented:

	For the Year Ended June 30,
(In thousands)	2026	2025	2024
Net cash provided by (used in):
Operating activities	$	$173,120	$73,231
Investing activities		(51,233)	(57,758)
Financing activities		(159,806)	21,098
Operating Activities
For the year ended June 30, 2025, net cash provided by operating activities increased by $99.9 million to $173.1 million. This increase was driven by a lower net loss and favorable changes in operating assets and liabilities.
Our net loss of $8.7 million included $288.2 million in non-cash charges (primarily related to impairment, depreciation, and amortization), compared to a net loss of $115.2 million in the prior year which included $331.6 million in non-cash charges.
The net change in operating assets and liabilities used $106.3 million in cash. This is primarily driven by less cash collections as a result of a $62.1 million increase in accounts receivables and a $32.9 million increase in inventory to ensure product availability and support anticipated demand, and a $37.3 million decrease in operating lease liabilities, which was partially offset by a $37.5 million increase in accrued expenses due to the timing of vendor payments.
Investing Activities
The decrease in cash flows used in investing activities of $6.6 million for the year ended June 30, 2025, as compared with the year ended June 30, 2024, was mainly attributable to lower capital expenditures.
Financing Activities
The increase in cash flows used in financing activities of $180.9 million for the year ended June 30, 2025, as compared with the year ended June 30, 2024, was mainly attributable to the result of a strategic initiative to optimize our capital structure and reduce our future cost of capital. In March 2025, we drew an additional €125.0 million under our more favorable term loan facility and used the proceeds to fully prepay our outstanding €249.6 million PIK loan facility. While this resulted in a significant one-time cash outflow for the repayment, it extinguished a high-cost source of debt, which we expect will lower our run-rate interest expense and provide greater financial flexibility going forward.
Debt Instruments and Other Financing Arrangements
In connection with our separation from Coty Inc., we entered into several financing arrangements to fund our operations and overall capital needs. Our capital structure is primarily composed of senior secured credit facilities. Historically, we also had a PIK loan facility, which has since been repaid.
Senior Facilities Agreement, or SFA
On February 1, 2022, we entered into a SFA with a syndicate of lenders. The SFA provides for a multi-currency term loan facility and a multi-currency Revolving Credit Facility. Our obligations under the SFA are secured by a first-priority lien on substantially all of our assets and are guaranteed by our material wholly-owned subsidiaries, subject to certain exceptions.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Term Loan Facility
The Facility B (as defined in “Description of Certain Indebtedness”) consists of tranches denominated in U.S. Dollars, Euros, and Pound Sterling, all maturing on February 26, 2029. The U.S. Dollar portion’s borrowing capacity is $175.0 million and bears interest at a variable rate of SOFR plus an applicable margin ranging from 4.00% to 4.75% per annum, the Euro portion’s capacity is €1,215.0 million and bears interest at a variable rate of EURIBOR plus an applicable margin ranging from 3.25% to 3.75% per annum, and the Sterling portion’s borrowing capacity is £550.0 million and bears interest at a variable rate of SONIA plus an applicable margin ranging from 4.25% to 5.00% per annum.
As part of our capital management strategy, we increased our borrowings under the Euro portion in February 2024 by €100.0 million and again in March 2025 by an additional €125.0 million to prepay the PIK loan facility. As of June 30, 2025, and June 30, 2024, the total outstanding principal amount under the Facility B was $2,353.5 million and $2,304.1 million, respectively.
Revolving Credit Facility, or RCF
The SFA includes a multi-currency revolving credit facility which is available to fund working capital requirements and for general corporate purposes. The RCF matures in August 2028. As of June 30, 2025, and June 30, 2024, we had no outstanding borrowings and $347.5 million of available borrowing capacity under this facility.
See Note 12 – Long-Term Debt within the notes to consolidated financial statements for information regarding the Company’s current and long-term debt and available financing.
Covenants
Our SFA contains several covenants that, among other things, place limitations on debt, liens, dispositions, investments, changes in business scope, dividend payments, and affiliate transactions, with certain permitted exceptions. The SFA also includes a financial covenant with respect to the RCF related to the Senior Secured Leverage Ratio.
As of June 30, 2025, and 2024, the Company was in compliance with all debt covenants under the SFA, and no default or event of default occurred. The Senior Secured Leverage Ratio as of June 30, 2025, and 2024 were 3.68 to 1 and 3.47 to 1, respectively, which is below the maximum of 9.0 to 1 required by our financial covenants.
Contractual Obligations, Commitments and Contingencies
See Note 18 – Commitments and Contingencies within the notes to consolidated financial statements for information regarding the Company’s legal matters and other commitments and contingencies.
Derivative Financial Instruments and Hedging Activities
Our global operations expose us to fluctuations in foreign currency exchange rates and interest rate volatility. Volatility relating to these exposures is managed on a global basis by utilizing several techniques, including selective borrowings in local currencies, multi-currency netting and entering into selective derivative instrument transactions, issued with standard features, in accordance with the Company’s treasury and risk management policies. We do not enter into derivative financial instruments for trading or speculative purposes.
Our exposure to market risks related to interest rates and currency rates, as discussed below, has not changed significantly compared to the previous reporting period. Furthermore, we are not aware of any facts or circumstances that would substantially impact these exposures in the near term. Refer to Quantitative and Qualitative Disclosures About Market Risk for more information regarding the Company’s exposures to market risk.
See Note 15 – Derivative Instruments within the notes to consolidated financial statements section for information regarding the Company’s derivative instruments and hedging activities.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
CRITICAL ACCOUNTING ESTIMATES
Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues, expenses and related. These estimates and assumptions can be subjective and complex and, consequently, actual results could differ from those estimates.
We believe that the estimates, assumptions and judgments involved in the accounting policies described below involves a significant level of estimation uncertainty and has had or is reasonably likely to have a material impact on the Company’s financial condition or results of operations and, therefore, we consider these to be our critical accounting policies. Please refer to Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.
Revenue Recognition
We account for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods is transferred to our customers, typically upon delivery, in an amount that reflects the consideration we expect to be entitled to.
The most critical estimates related to revenue recognition are the provisions for variable consideration, which include deductions for product returns, customer incentives, and other trade promotions. As of June 30, 2025, our accrual for these items totaled $196.5 million. These estimates require significant management judgment, as they involve forecasting future events and outcomes. The accuracy of these estimates can have a material impact on our reported net revenues.
Our estimation process relies on several key judgments and assumptions for product returns, customer incentives, and trade spending. Our reserve for future product returns is based on historical return rates. However, we must adjust these historical rates for known or expected changes in market conditions. For example, the launch of a new product, for which we have no return history, requires significant judgment. In such cases, we analyze early sales data and the experience of similar past launches.
With respect to customer incentives and trade spending, we offer various promotional programs, such as volume rebates and marketing allowances. Estimating the cost of these programs requires us to forecast sales volumes and the level of customer participation (e.g., the redemption rate of rebates). These forecasts are based on contractual terms, historical redemption patterns, and planned marketing initiatives.
Our estimates for variable consideration are sensitive to changes in key assumptions. The two most significant sensitivities are the rate of product returns and the cost of customer incentives. These estimates are continually reassessed each reporting period and adjusted as necessary based on the latest available information. Should actual results differ from our estimates, it could result in material changes to reported net revenues in future periods.
Goodwill and Other Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the underlying net assets acquired. The assessment of goodwill for impairment is a critical accounting estimate because it requires significant management judgment, relies on complex valuation techniques, and changes in key assumptions could materially affect the Company’s financial position and results of operations.
We assess goodwill for impairment at least annually as of April 30, or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. We test goodwill for impairment at the reporting unit level. Reporting units are identified based on whether components of our operating segments constitute businesses for which discrete financial information is available, and management of each reporting unit regularly reviews the operating results of those components.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
When performing our goodwill impairment assessment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as the basis to determine if it is necessary to perform a quantitative goodwill impairment test. In performing our qualitative assessment, we consider the extent to which unfavorable events or circumstances are identified, such as changes in economic conditions, industry and market conditions or company-specific events, could affect the comparison of the reporting unit’s fair value with its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we are required to perform a quantitative impairment test.
Quantitative impairment testing for goodwill includes comparing the estimated fair value of each reporting unit with its carrying value. We make judgments and assumptions in allocating assets and liabilities to determine carrying values for our reporting units. Any impairment loss recognized is measured as the excess of a reporting unit’s carrying value over its fair value, not to exceed the carrying value of a given reporting unit’s goodwill.
Estimating the fair value for testing goodwill for impairment requires significant judgment and the use of estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management, and, in certain instances, we engage independent third-party valuation specialists. To determine the fair value of the reporting unit, we used a combination of the income and market approaches, when applicable. We believe the blended use of both models, when applicable, compensates for the inherent risk associated with either model if used on a stand-alone basis, and this combination is indicative of the factors a market participant would consider when performing a similar valuation.
Under the income approach, we estimate fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. Under the market approach, when applicable, we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting units being tested, to value the reporting unit.
Key assumptions, estimates and factors used in these approaches include revenue growth rates and profit margins based on our internal forecasts, our specific weighted-average cost of capital used to discount future cash flows, and comparable market multiples for the industry segment, when applicable, as well as our historical operating trends. Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a decline in actual and expected consumer consumption and demand, could result in changes to these assumptions and judgments. A revision of these assumptions could cause the fair values of the reporting units to fall below their respective carrying values, resulting in a non-cash impairment charge. Such charges could have a material effect on the Consolidated Statements of Operations and Balance Sheets. During fiscal year 2024, we recorded impairment of goodwill in the amount of $7.8 million related to the write-off of a reporting unit within the Hair & Nail segment.
Based on the annual impairment test performed on April 30, 2025, we determined that the fair values of the reporting units, EMEA & APAC, Americas, and GHD exceeded their respective carrying values by an approximate range of 37.0% to 59.0%. Consequently, there were no goodwill impairment charges recorded as a result of the annual impairment test performed on April 30, 2025. The fair value estimates for these reporting units were based on assumed annual revenue growth rates ranging from 2.2% to 6.1% and discount rates of 9.3%. A relatively modest decline in projected revenue growth or increase in discount rates could result in the fair value of certain reporting units falling below their carrying values.
Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, credit ratings and industry growth. While the Company believes it has made reasonable estimates and assumptions to calculate the fair values of the reporting units, it is possible changes could occur. As for all the Company’s reporting units, if in future years, the reporting unit’s actual results are not consistent with the Company’s estimates and assumptions used to calculate fair value, the Company may be required to recognize material impairments to goodwill. The Company will continue to

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
monitor its reporting units for any triggering events or other signs of impairment. The Company may be required to perform additional impairment testing based on changes in the economic environment, disruptions to the Company’s business, significant declines in operating results of the Company’s reporting units, further sustained deterioration of the Company’s market capitalization, and other factors which could result in impairment charges in the future. Although management cannot predict when improvements in macroeconomic conditions will occur, if consumer confidence and consumer spending decline significantly in the future or if commercial and industrial economic activity or the market capitalization deteriorates significantly from current levels, it is reasonably likely the Company will be required to record impairment charges in the future.
Other Intangible Assets
Other intangible assets consist of indefinite-lived trademarks, customer relationships, and technology. The valuation and impairment assessment of other intangible assets is a critical accounting estimate because it requires significant management judgment, involves complex valuation methodologies, and changes in key assumptions could materially affect the Company’s financial position and results of operations.
We assess indefinite-lived intangible assets at least annually as of April 30 for impairment, or more frequently if certain events occur or circumstances change that would more likely than not reduce the fair value of an indefinite-lived intangible asset below its carrying value. Trademarks are tested for impairment at the trade name level, which consists of: (1) Briogeo US, (2) Briogeo International, (3) OPI, (4) ghd, (5) Wella Retail, (6) Clairol, (7) Wella Professionals, (8) System Professional, (9) Sebastian Professional, (10) Nioxin, (11) Lifestyle, and (12) Polo.
The fair values of trademarks are estimated using either a multi-period excess earnings or relief-from-royalty method under the income approach. The relief-from-royalty methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty to obtain the rights to use the trademark. An impairment loss is recognized when the estimated fair value of the intangible asset is less than the carrying value. The fair value determination requires significant judgment, including estimates of future revenue growth, royalty rates, discount rates, and long‑term growth rate. Variations in economic conditions, or a change in general consumer demand, operating results estimates, or the application of alternative assumptions could result in materially different results.
The carrying value of our other intangible assets was $2,730.0 million and $2,658.7 million as of June 30, 2025, and 2024, respectively. As part of our annual impairment testing performed on April 30, 2025, and 2024, we determined that the carrying value of Briogeo US, Briogeo International, Lifestyle, and Polo trademarks exceeded their estimated fair value. Accordingly, during the year ended June 30, 2025, the Company recognized impairment charges of $53.1 million, including $22.2 million related to its Briogeo US trademark, $3.5 million related to Lifestyle trademark, and $27.4 million related to Polo trademark. During the year ended June 30, 2024, the Company recorded impairment charges of $141.0 million, including $96.6 million related to Briogeo US trademark, $7.2 million related to Briogeo International trademark, $8.1 million related to Lifestyle trademark, and $29.1 million related to Polo trademark.
The valuation of indefinite-lived intangible assets is inherently subjective and relies on assumptions that are in part, outside the control of management, including interest rates, cost of capital, tax rates, credit ratings and industry growth. While the Company believes it has made reasonable estimates and assumptions to calculate the fair values of the other indefinite-lived intangible assets, adverse changes in revenue growth, discount rates, or overall economic conditions could reasonably result in future impairment charges. As for the indefinite-lived intangible assets, the most significant assumptions used are the revenue growth rate, royalty rates and the discount rate. A decrease in the revenue growth rate or an increase in the discount rate could result in a future impairment. The Briogeo, Lifestyle, and Polo trademarks were impaired in fiscal years 2024 and 2025. As their carrying values now approximate their estimated fair values, these intangible assets are subject to an increased risk of future impairments. Any material deviation from its projected operating results, market conditions or other relevant assumptions used in management’s most recent impairment analysis could trigger further impairment losses. The Company will continue to evaluate Briogeo, Lifestyle, and Polo trademarks, together with its other indefinite‑lived trademarks, for impairment at least annually and whenever events or changes in circumstances indicate that it is more likely than not that the carrying value may exceed fair value.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The Company may be required to perform additional impairment testing based on changes in the economic environment, disruptions to the Company’s business, significant declines in operating results of the Company’s reporting units and/or tradenames, further sustained deterioration of the Company’s market capitalization, and other factors, which could result in impairment charges in the future. Although management cannot predict when improvements in macroeconomic conditions will occur, if consumer confidence and consumer spending decline significantly in the future or if commercial and industrial economic activity or the market capitalization deteriorates significantly from current levels, it is reasonably likely the Company will be required to record impairment charges in the future.
Inventory
The Company’s inventories are stated at the lower of cost or net realizable value. We make significant judgments and estimates to identify excess, obsolete, or unsalable inventory and to determine its ultimate net realizable value. These estimates are critical because they require us to forecast future demand, selling prices, and market conditions. The most significant estimate is the reserve for inventory write down, which directly impacts the valuation of our inventory and our reported cost of goods sold.
Our inventory write down is calculated using a combination of quantitative analysis and qualitative judgment, relying on several key assumptions. We project future demand for our products based on historical sales trends, current backlog, marketing plans, and overall market conditions, where a significant decrease in forecasted demand could lead to a material write-down. We also assess where each product is in its life cycle, as products nearing the end of their utility are more susceptible to write-downs, a factor that is particularly crucial following new product introductions. Furthermore, we analyze historical data on inventory aging and sales of slow-moving items to establish obsolescence percentages, while continuously judging whether these past trends remain reliable indicators of future activity. In addition to our standard obsolescence calculation, management establishes specific reserves for known or anticipated events. For example, a decision to discontinue a product line or exit a specific market would require a specific write-down of the related inventory, which would be based on our plan for disposing of that inventory.
Due to the judgment involved in these estimates and the potential volatility of underlying assumptions, actual results may differ from management’s estimates, and such differences could have a material effect on the Company’s financial position and results of operations.
Income Taxes
We provide for income taxes in each jurisdiction where we operate, requiring significant judgment in determining our annual tax expense and in evaluating our tax positions due to the uncertainty in applying various tax laws. We account for income taxes under the asset and liability method. Therefore, income tax expense is based on pre-tax income, and we recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance is established against deferred tax assets if it is more likely than not that a portion or all the deferred tax asset will not be realized.
The assessment of valuation allowances requires significant judgment. As of June 30, 2025, we had total deferred tax assets of $377.1 million, against which we maintained a valuation allowance of $201.6 million. The valuation allowance primarily relates to our ability to realize deferred tax assets for non-deductible interest expense carryforwards in certain jurisdictions. We recorded a net increase in the valuation allowance of approximately $46.7 million based on our updated forecasts of future taxable income, which indicated that it is no longer more likely than not that these specific assets would be realized before their expiration.
We are subject to tax audits in various jurisdictions. We regularly assess the likely outcomes of such audits to determine the appropriateness of liabilities for unrecognized tax benefits. We classify interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes.
For unrecognized tax benefits, we first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. As the determination of liabilities related to unrecognized tax benefits, including associated interest and penalties, requires significant estimates to be made by us, there can be no assurance that we will accurately predict the outcomes of these audits, and thus the eventual outcomes could have a material impact on our operating results or financial condition and cash flows.
Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted considering changing facts and circumstances, including progress of examinations by tax authorities, developments in case law and closing of statute of limitations. Such adjustments are reflected in the provision for income taxes as appropriate.
Additionally, the OECD has introduced a framework for a global minimum corporate income tax rate of 15% (Pillar II rules). Upon implementation, we anticipate that these rules will not materially impact our income taxes. However, varying implementation approaches by different countries may create complexity in compliance and interpretation. We continue to monitor developments and evaluate the potential impacts of the Pillar II rules.
Stock-based compensation
We award stock-based compensation to Senior Managers and Tier II Managers, or the Managers, through the granting of Strip Securities and restricted stock units, or RSUs.
Strip Securities
Stock-based compensation awards (managers’ “strip securities”) include a combination of ordinary and preference shares of RCGL. They are measured at their fair value at the grant date. In determining the fair value of the strip securities, the Black-Scholes-Merton option pricing model was applied. The key assumptions used in the Black-Scholes-Merton option pricing model include risk-free interest rate, expected dividend yield, volatility, expected time until exercise, fair value of underlying preferred shares, and fair value of underlying ordinary shares. or awards granted during the year ended June 30, 2025, the key assumptions used in the Black-Scholes-Merton model were as follows: risk-free interest rates ranged from 3.5% to 4.2%; expected volatility ranged from 15.2% to 22.1%; and the expected term until exercise was 1.2 to 1.8 years.
Stock-based compensation expense is recognized once the awards become probable of fully vesting upon certain types of terminations or upon the occurrence of an Exit. An Exit event, or Exit, is defined as an initial public offering, sale, or change in control. Upon the completion of an initial public offering, a significant portion of shares will vest, subject to the awards’ vesting schedule, triggering a significant, one-time recognition of stock-based compensation. The total unrecognized share-based compensation expense as of June 30, 2025, related to strip securities was $11.3 million. The Company recognizes forfeitures of any stock-based compensation as they occur.
Some of the inherent estimates and assumptions used in determining fair value of the Strip Securities are outside the control of management, including risk-free interest rates and volatility. The estimated forfeiture rate also has a significant effect on the amount of share-based compensation expense recognized. These assumptions are based on historical data and our expectations of future activity. As such, these estimates are highly complex and subjective. Changes in these assumptions can materially affect the estimate of the fair value of our share-based compensation and, consequently, the related expense recognized in our consolidated financial statements. The assumptions used in calculating the fair value of equity-based payment awards represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, our equity-based compensation could be materially different in the future.
RSUs
RSUs settle in shares and vest only with the satisfaction of both time-based service conditions and an Exit event. The awards vest over a term of one, three, or five years. Equity‑classified restricted stock unit awards are measured at their fair value at the grant date. The grant‑date fair value of RSUs equals the fair value of the Company’s shares on the date of grant. See below for the method in determining the fair value of common stock. Upon the completion of an initial public offering, a significant portion of shares will vest, subject to the awards’

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
vesting schedule, triggering a significant, one-time recognition of stock-based compensation. The total unrecognized stock-based compensation expense as of June 30, 2025 related to RSUs was $43.5 million. Forfeitures are recognized when they occur.
Common Stock Valuations
Given the absence of a public trading market for our equity, the fair value of our common stock has historically been determined by our management based on information available at the time of granting. We have exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value.
The fair value of common stock was determined using an expected returns model which was corroborated against other valuation approaches. This modeling requires significant estimates and assumptions, including the timing of a potential exit event (such as this offering), our financial performance at the anticipated exit date, the selection of appropriate enterprise multiples, estimated transaction costs, and the application of discounts for lack of marketability.
Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Following this offering, it will not be necessary to determine the fair value of our common stock using this valuation approach as shares of our common stock will be traded in the public market.
NEW ACCOUNTING STANDARDS
See Note 2 – Summary of Significant Accounting Policies within the notes to consolidated financial statements for information regarding recently issued and not yet adopted accounting policies.
RELATED PARTY TRANSACTIONS
In the ordinary course of business, the Company enters into various transactions with related parties, including its significant shareholders, such as KKR and previously, Coty, and senior management. We believe the terms of these transactions are comparable to those we could have obtained in arm’s length dealings with unaffiliated third parties. These transactions are described below to the extent they are material to an understanding of the Company’s financial condition, results of operations, and liquidity.
The Company’s Facility B, as further described above and in Note 12 – Long-Term Debt within the notes to the consolidated financial statements, is a syndicated loan facility with a group of lenders, including an affiliate of KKR. Management considers this arrangement in evaluating the Company’s liquidity, interest expense, and capital structure. The terms of the facility, including pricing and covenant structure, are consistent with those obtained from unaffiliated third-party lenders in similar syndicated financing arrangements. The KKR affiliate participates in the syndicate on terms substantially the same as those of the other lenders and does not have any special rights or preferential terms. As of June 30, 2025, the total principal outstanding under this facility was $2,353.5 million, of which $37.3 million was held by the KKR affiliate.
The Company was a party to certain global TSAs with Coty, which were entered into to facilitate operational transition following the separation. Under these agreements, Coty provided essential services, including information technology, human resources, and finance support. For the fiscal year 2025 the Company did not incur any costs under these TSAs. For fiscal year 2024, we incurred costs of $2.2 million under these TSAs. As of January 31, 2024, all TSAs with Coty have been terminated, and we now operate on a standalone basis with respect to these services.
For additional details on the Company’s relationships with shareholders and senior management, refer to Note 19 – Related Party Transactions within the notes to consolidated financial statements.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We have operations both within the U.S. and internationally, and we are exposed to market risks in the ordinary course of our business, including the effect of foreign currency fluctuations and interest rate changes.
Foreign exchange risk
As a global company with operations across multiple currencies, fluctuations in foreign exchange rates, particularly the strength of the U.S. dollar as seen this year, pose a significant risk to our reported financial performance. The stronger U.S. dollar negatively impacts our reported net revenues, net income and Adjusted EBITDA. To mitigate this risk, we employ a multi-currency netting program to offset intra-group transactions and may use foreign currency forward contracts and cross-currency swaps to further reduce our net exposure. We do not currently apply hedge accounting to these foreign exchange derivatives.
Based on our currency rate exposure, including derivatives, for the fiscal year ended June 30, 2025, we believe that a hypothetical 5% increase or decrease in the relative value of the U.S. dollar to other currencies would not have a material effect on our consolidated financial statements.
Interest rate risk
We are exposed to fluctuations in interest rates, which can impact our debt servicing costs, as a portion of our debt portfolio carries variable interest rates. To mitigate this risk, we utilize interest rate swap, or IRS, contracts. These contracts effectively convert a portion of our variable-rate debt into fixed-rate debt, reducing the volatility in our cash flows due to interest rate changes. These contracts are designated as cash flow hedges and are considered highly effective.
As of June 30, 2025, we had $2,353.5 million of outstanding variable rate loans under the Facility B. Based on our June 30, 2025, variable rate loan balances, we believe that an increase or decrease of 1% in the effective interest rate, would cause an increase or decrease in interest cost of approximately $23.5 million over the next 12 months.

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BUSINESS
Who We Are
The Wella Company is the world’s largest pure-play hair and nail company with a presence in over 100 countries and generating $          billion in net revenue in fiscal 2026. We blend science and artistry to innovate, market and sell a comprehensive range of hair and nail brands, spanning hair color, care, styling, and treatment products, and nail lacquers and care products, as well as heat- and air-assisted hair styling devices. Our heritage is professional-first, and today we serve salon owners, hair stylists, nail technicians, and end consumers.
Over our 145-year history, we have established a leading position in the over $100 billion global hair, nail, and hair appliances industry, which is expected to grow at a CAGR of approximately 6% between 2024 and 2028. Our business model is defined by the unique combination of our iconic brands, science-led innovation capabilities, long-standing trust with professionals, differentiated go-to-market strategy, and understanding of evolving consumer preferences. Together, these attributes create a significant barrier to entry, especially in the sticky professional channel.
We have deliberately constructed a portfolio of seven strategic and complementary brands – Wella Professionals, ghd, Clairol, Wella / Koleston, OPI, Nioxin, and Sebastian Professional – giving us scale and diversification across categories, consumer segments, geographies and channels. The strength of our portfolio is evident in our market leading positions: Wella Professionals, our premium hair color and care brand, has held the #1 global brand rank in salon hair color for five consecutive years and generated over $          billion in net revenue in fiscal 2026, and OPI, our nail brand, holds the #1 global rank in premium retail nail.
Our end-to-end consumer insights from salon to home and our relationships with professionals inform our innovation strategy. We focus on developing high-quality, performance-driven products that satisfy unmet needs and produce visually transformative results. We launch a consistent cadence of relevant innovations designed to meet the highest performance standards of beauty professionals. These innovations leverage the expertise of over 300 scientists across six global R&D centers and our intellectual property of more than 1,000 granted and pending patents. To maximize the commercial impact of our innovations, we manage the cascade of select innovations across a range of brands and price points.
Our go-to-market strategy is designed to drive durable growth across professional and consumer channels. We serve over 250,000 hair and nail salons and hundreds of thousands of stylists globally. These professionals act as our source of brand credibility, while delivering stable, predictable growth. Building on our authority with professionals, we are accelerating growth by extending our professional heritage brands into larger, faster-growing consumer channels, including e-commerce, premium retail, FDM, and club, across our priority markets globally.
We grow our advantage in the professional channel through our “Gain with Color, Grow with Care” strategy. Our global DSO is composed of over 750 sales representatives and builds lasting, trusted relationships with salons. Our DSO is complemented by more than 300 educators that deliver training and build community to drive loyalty. We acquire and retain salon doors by leveraging our long-standing authority in hair color, the main revenue driver of most salons and a highly predictable revenue stream. Once we establish trust with hair color, we grow share of wallet in adjacent hair care and styling categories. This is demonstrated by our          % revenue retention rate of salons serviced by our DSO and          NPS, in fiscal 2026.
Our brand equity with professionals drives consumer awareness and efficiently generates demand for our brands through our “Pro-to-Consumer” strategy. Our presence in premium salons and the professional endorsement of our brands drive credibility with consumers. We amplify this impact through brand- and product-specific consumer marketing strategies with a focus on digital and social media. ghd, our premium beauty technology brand with a 25-year professional heritage, has employed this strategy over the last decade, resulting in the doubling of ghd brand net revenue and consumer penetration over the same period.
The strength of our business is enabled by our global supply chain infrastructure, which includes three manufacturing facilities that produce approximately 60% of our hair and nail products. By balancing in-house

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production with third-party manufacturing partners, we achieve capital efficiency and regional flexibility while enhancing our margin profile and protecting our intellectual property.
The strength of our brands combined with a durable business model and global scale have created a compelling financial profile characterized by strong revenue growth, expanding profit margins and free cash flow generation over the past two years.
We operate a global business through two segments, Hair & Nail and Beauty Tech, and across three categories, Professional Hair, Retail Hair & Nail, and Styling Tools.
Our Strategic Evolution
KKR acquired a majority stake in The Wella Company from Coty in 2020 with a vision to transform our business into an independent and global powerhouse of leading and complementary brands in the hair and nail categories. Since then, we have become a more focused and competitive business with accelerating revenue growth and profitability. We have implemented the following initiatives and are well-positioned for long-term growth:
•Accelerated topline growth across all categories through brand modernization initiatives and disciplined investments to maintain market-leading positions and increase participation in higher growth categories, especially hair care and styling. We have increased net revenue from $2.6 billion in fiscal 2024 to $      billion in fiscal 2026, representing a CAGR of        %;
•Enhanced our product development pipeline, targeting larger, faster growing consumer categories, to deliver a consistent cadence of innovations leveraging professional heritage and technology platforms, with new product development representing          % of net revenue in fiscal 2024, increasing to        % in fiscal 2026;
•Improved our omnichannel go-to-market approach by accelerating our (i) “Gain with Color, Grow with Care” strategy to further strengthen our salon channel performance, resulting in above category growth in professional color and professional care from fiscal 2023 to fiscal 2026; and (ii) “Pro-to-Consumer” strategy recognizing the growing consumer demand for premium and professional-quality products, resulting in consumer net revenue increasing from 43% of total net revenue in fiscal 2023 to          % in fiscal 2026;
•Expanded our margins through strategic pricing, supply chain efficiencies, and operating model improvements as a standalone company, increasing net income and Adjusted EBITDA Margins from (4.4)% and 16%, respectively, in fiscal 2024 to % and       %, respectively, in fiscal 2026;
•Evolved our sales and distribution capabilities, including upgrading our salesforce effectiveness playbook to fortify our DSO of over 750 sales representatives and 300 stylist educators globally;
•Invested in enterprise-wide digital capabilities that enhance automation and analytics across marketing, commercial, R&D, supply chain and corporate functions, and grew e-commerce net revenue at double-digit levels over the last three years; and

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•Assembled an upgraded leadership team with deep beauty, brand-building, digital, and consumer expertise, as well as instilling a results-driven culture.
As a result of these initiatives, we have strengthened our financial performance. Broadly consistent with the growth rates achieved since KKR’s investment, the Company has:
•Increased net revenue from $2.6 billion in fiscal 2024 to $          billion in fiscal 2026, representing a CAGR of          %;
•Increased net income from a net loss of $115 million in fiscal 2024 to net income of $          million in fiscal 2026;
•Increased Adjusted EBITDA from $415 million in fiscal 2024 to $          million in fiscal 2026, representing a CAGR of          %, and Adjusted EBITDA Margin from 16% to          % over the same time period; and
•Generated strong cash conversion, defined as Adjusted EBITDA, less capital expenditures, as percentage of Adjusted EBITDA, of          % in fiscal 2026.
See “—Summary Historical Consolidated Financial and Other Data” for definitions of Adjusted EBITDA and Adjusted EBITDA Margin and reconciliations to net loss attributable to RCGL.
Our Market Opportunity
We are well-positioned to capitalize on the following large and growing categories, in which select brands have increased market share and hold leadership positions:
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Note: Not drawn to scale.
We believe growth in the global hair and nail market is structural and driven by the following tailwinds supporting the long-term growth of our business:
•Beauty is a timeless and integral priority for consumers: The appearance of an individual’s hair and nails plays a central role in self‑expression, confidence and personal identity, across a broad range of demographics and diverse hair types. The global hair and nail market has a long-term track record of stable growth and has been resilient through macroeconomic downturns, as evidenced by the category’s continued growth during the 2008 to 2009 global financial crisis. In addition, as consumers age and their self-care goals evolve, they increasingly seek out products and services that address their changing preferences. Per Euromonitor, global beauty remains one of the strongest growth categories within broader consumer staples, projected to grow at a CAGR of 6.0% from 2024 to 2028.4
4 Source: Euromonitor International, Beauty and Personal Care 2025 edition, retail value RSP, USD million, current prices.

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•Continued importance and growth of the professional channel: The professional haircare ecosystem is a large and durable market with stable, recurring demand as salon visits are a critical part of consumers’ beauty routines. The global salon count, excluding China, of approximately 3 million salons experienced steady growth of 1% from 2022 to 2024. Hair color treatments often require trained professional application and consistent upkeep given the technical nature of the product, driving predictable, repeat salon visits for professional maintenance and a loyal consumer base with durable revenue streams.
•Higher demand for premium, performance-driven products: Professionals demand performance-driven products that produce consistent, high-quality results. Consumers are increasingly incorporating premium, professional-grade products and techniques into their hair and scalp with multi-step routines, similar to trends driving category growth in skincare. As a result, premium hair care is expected to outperform the mass category, with Euromonitor projecting growth at a 7.0% CAGR from 2024 to 2028 compared with 5.7% for mass hair care.5
•Amplification of professionals as influencers: Hair professionals are the #1 source of influence over consumer purchase decisions and continue to be highly trusted product referral sources, according to our commissioned consumer research. The influence of these professionals has been further amplified as digital discovery accelerates, and social media trends reshape the beauty landscape, with professionals using digital tutorials to showcase new looks, techniques, and consumer education on how to achieve high-quality results at home.
•Growth of digital-enabled capabilities: Digital penetration continues to accelerate globally as consumers increasingly rely on online product discovery, education and purchasing. According to Euromonitor, global beauty’s retail e-commerce channel grew at a 10.5% CAGR from 2022 to 2024, outpacing offline retail, which grew at 3.2% over the same period.6 Investments in digital capabilities across our organization position us to take advantage of these growth opportunities.
What Sets Us Apart
The combination of our professional heritage brands, science-led innovation expertise and embedded salon relationships through our DSO is difficult to replicate and creates a significant barrier to entry. We have adapted our go-to-market playbook by brand, channel, and market to drive success. Our business is differentiated by the following set of competitive strengths:
•Iconic Portfolio of Complementary Brands: We are a global powerhouse of time-tested, complementary brands rooted in professional expertise and innovation. We have deliberately constructed our portfolio with seven strategic brands, each with a clear brand identity and purpose, within our broader house of brands. These brands hold recognized leadership positions in their respective categories and are well diversified across categories, consumer segments, geographies and channels, reducing overall market volatility across our business. Our portfolio approach also supports efficient marketing investment and enhanced storytelling in the salon, at retail and online.
5 Source: Euromonitor International, Beauty and Personal Care 2025 edition, retail value RSP, USD million, current prices.
6 Source: Euromonitor International, Beauty and Personal Care 2025 edition, retail value RSP, USD million, current prices.

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Source: Euromonitor International, Beauty and Personal Care 2025 edition and Kline & Co., Nielsen IQ, GFK, Wella management analysis and estimates.
(1)Price points reflect market and competitive context.
•Superior Product Quality and Innovation Fueled by Robust R&D Capabilities: Our comprehensive consumer and professional insights, longstanding relationships with professionals and science-led approach inform our innovation strategy. Powered by the expertise of over 300 scientists across six global R&D centers and a portfolio of more than 1,000 granted and pending patents, we have a proven track record of innovating along multiple dimensions: creating first-to-market innovations, developing products with leading professionals, satisfying unmet stylist or consumer needs and introducing trend or season-based variations to bring newness. Our products are designed for reliability, ease of application, and adaptability to different techniques and environmental factors, enabling professionals and consumers to achieve consistent and desired results every time.
In Hair and Nail, we leverage our adaptable formulation platforms across multiple brands, categories and price points, to efficiently develop new products and prolong the monetization cycle of our innovations. For example, we leveraged Wella Professionals Koleston Xpress, an efficient root color service for time-sensitive salon clients, to launch its corresponding consumer innovation, and Clairol Nice ’N Easy 10, enabling coloring in 10 minutes at home. At ghd, we pride ourselves on first-to-market innovations, such as ghd Chronos, our top selling straightener on ghdhair.com and hero product of the ghd range, which is powered by HD Motion Responsive™ technology that dynamically adapts heat delivery for faster styling results, enhanced shine, and reduced frizz without heat damage. We maintain a robust, multi-year innovation pipeline, with strategically timed product launches that are expected to drive an increasing share of net revenue growth. Our new product development net revenue increased at a          % CAGR from fiscal 2023 to fiscal 2026. New product development net revenue represented          % of total net revenue in fiscal 2026, a          point increase compared to fiscal 2023.
•Professional-First Go-To-Market Strategy Supported by Exceptional Salesforce and Educator Relationships: We prioritize deep engagement and long-term partnerships with high priority and high potential salons to maximize growth. Our deeply trusted salon and professional relationships, combined with immersive, high-touch education and engagement, are cornerstones of our go-to-market strategy. Our highly trained and experienced DSO representatives sell directly to over 66,000 salons globally employing our “Gain with Color, Grow with Care” strategy. Changing hair color systems for a salon incurs high switching costs and staff re-training requirements. As such, salons tend to be loyal to the system they choose. Once we become the hair color system of choice, we then increase share of wallet with the salon by cross selling complementary care and styling products. On average, within one year of adopting our hair

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color, a salon will add three care brands. Our DSO is complemented by 300 educators who provide continuous training, education, and community building events, driving product adoption and DSO revenue retention of %. The benefit of education is clear, with educated salons generating over three times the net invoiced sales as compared to salons who did not receive education. In addition, average annual spend per door has increased by          % since institutionalizing our go-to-market approach in fiscal 2021, while revenue churn rate contracted by          % versus fiscal 2025, and net invoiced sales per sales representative grew at an          % CAGR from fiscal 2023 to fiscal 2026.
•Deeply Embedded Salon Relationships and Authority with Professionals Supporting Consumer-Driven Growth: Our equity with professionals leads consumers to associate our brands with credibility and quality, fueling consumer-driven demand. We execute on our “Pro-to-Consumer” strategy in several ways: (i) cascading professional formulations, with the appropriate adaptations, for at home use (ii) growing distribution in consumer channels and (iii) investing in marketing to drive consumer awareness and conversion. For example, Wella Professionals Ultimate Repair, an intensive repair solution that delivers stronger, smoother hair in 90 seconds, was first launched in salons then successfully extended into consumer channels. The Ultimate franchise is now a hero franchise within the Wella Professionals brand across multiple benefit territories, demonstrating the ability of our products to span the entire consumer journey from salon to home. ghd exemplifies our ability to translate credibility in the professional channel to succeed with consumers. We focused on expanding growth of ghd in consumer channels by leveraging our 25-year credibility with professionals and shifting our marketing spend allocation to digital and consumer-facing channels. In fiscal 2026, we generated           % of ghd’s net revenues in consumer channels, which represents more than a two-fold increase compared to ten years ago, while maintaining strong presence in the professional channel through our deeply embedded existing ghd relationships with approximately 30,000 salons globally.
•Nimble and Robust Supply Chain Enabling Resiliency and Global Reach: Our global presence extends across more than 100 countries and a supply chain team of approximately 2,000 people with a footprint in large, growing and strategically important beauty markets. We operate three manufacturing sites for our hair and nail business across North America, Europe and Asia. The combination of our own manufacturing with third-party sourcing provides flexibility to adapt to changing market conditions and allows us to grow our global reach in a capital light manner. Additionally, most of our manufacturing is completed regionally, resulting in minimal tariff impacts in 2025. Our model enables greater cost control, operational efficiencies, and reduced exposure to external price volatility, helping offset inflationary pressures and maintain margin strength. Together, our globally integrated operations and local execution capabilities deliver capital efficient growth and enable us to better compete with both global and regional brands.
•Attractive Business Model with Strong Profit Growth and Robust Free Cash Flow Generation: The strength of our brands combined with a durable business model and global scale have created a compelling financial profile characterized by strong revenue growth, increasing profitability and free cash flow generation over the past two years. Our growth is underpinned by our financial flywheel which consists of a (i) revenue-led model that prioritizes volume growth and net price realization through ROI-based trade investments, (ii) continuous optimization of our cost structure to drive operational efficiencies and strengthen margins, (iii) disciplined and return-based investments in brand building and innovation, and (iv) a vertically integrated but asset-light model to enable strong cash conversion. Our model is designed to enable profitable growth by aligning our commercial model with capital discipline.

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•Experienced and Proven Leadership Supported by Highly Focused Team: Our leadership team is highly experienced with combined industry experience of over 200 years. All members of our senior management team have proven track records of delivering results, as well as managing and growing consumer-facing brands across channels and geographies. They have optimized our organizational structure to improve our agility and drive executional success. They have also successfully guided our strategic evolution and instilled a consumer-centric mindset focused on driving profitable topline growth.
Our Growth Pillars
We intend to leverage our reputation as a leader in the hair and nail industry, strong foundation of complementary brands, integrated innovation capabilities, and proven go-to-market strategy to drive growth across our brands, categories, channels and geographies. We have made significant investments in our brands, systems and capabilities over the past several years to enable future growth.
Drive Consumer Demand Through Efficient and Effective Brand Marketing
We believe there are significant opportunities to increase our brand, category and market penetration by further growing consumer brand awareness. With strong brand foundations and broader distribution strategies in place, we intend to continue increasing our A&CP spend in a disciplined, ROI-focused manner to scale our brands and drive demand with consumers. We are deepening our investment in digital media, visual merchandising and other full-funnel accelerators to optimize path to purchase, maximize conversion and drive repeat purchase. In addition, we are advancing our data-driven demand generation engine, an AI-enabled analytics model designed to evaluate return on marketing spend across channels, to allocate investments toward the highest-yield opportunities. We intend to amplify brand awareness and penetration through the following strategies:
•Impactful Global Brand Partnerships, Campaigns and Content Creation. We evaluate ROI by marketing channel for each of our campaigns and responsively shift spend toward the highest yield channels and opportunities. Beyond global brand partnerships and campaigns, such as our official partnership with Formula One Academy (the all-female racing series), we use strategies such as “power pairs,” which feature our brand ambassadors or a leading hair stylist with their celebrity client to generate engaging original content that can be amplified through digital and social media channels. Leveraging our proven marketing strategies, we intend to continue growing consumer brand awareness to drive revenue growth.
•Leverage ghd as a Blueprint for Professionally Led, Consumer‑Driven Growth for Brands Across our Portfolio. Our success with ghd exemplifies our brand- and consumer-led growth capabilities across both physical and digital channels. ghd operates a highly measurable, ROI‑driven media model, with marketing

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investment closely linked to commercial outcomes. Our data consistently demonstrates that for ghd incremental A&CP investment drives incremental net revenue, with an ROI on marketing spend of approximately four times in 2025. Our success with ghd’s digital and consumer transformation over the past decade provides a blueprint that will continue to drive consumer growth across our portfolio.
Expand Product Offerings by Leveraging Robust Integrated Innovation Capabilities
Our scaled, integrated and global R&D organization has enabled a long and successful track record of launching innovations that meet or exceed the expectations of both professionals and consumers. We plan to utilize our capabilities to continue driving growth in the following ways:
•Expand Hair Care and Styling Assortment: Complementary care and styling products used between salon visits meaningfully increase consumer satisfaction by extending the look and feel of professional services. We intend to leverage our authority in professional hair color to continue to expand into adjacent care and styling categories and in the larger, faster growing consumer market.
•Accelerate ghd’s Multi-Category Expansion: We plan to continue ghd’s successful multi-category growth strategy, which has expanded the brand from a single hair straightener into a comprehensive suite of styling tools and products. In fiscal 2026, ghd’s new product development accounted for          % of the Beauty Tech segment net revenues and grew by          %, compared to new product development in fiscal 2025. We intend to premiumize and expand ghd’s device portfolio to further drive adoption among consumers.
•Extend OPI’s Reach Across the Nail Category: We have expanded OPI from its core category of nail lacquers into other fast growing nail categories. We believe there is meaningful opportunity to further extend OPI’s reach across care and artificial nail as well as continue to launch trend-based, seasonal collections.
•Collaborate with Professionals to Develop Products and Deliver Service Breakthroughs: We collaborate closely with professionals to develop products that address workflow pain points, such as increasing speed of service and reducing steps without compromising results. These innovations are intentionally paired with differentiated service offerings that embed products into stylist routines that drive salon business growth and efficiency.
Continue to Enhance Our “Gain with Color, Grow with Care” Strategy to Accelerate Growth
We intend to continue scaling our “Gain with Color, Grow with Care” strategy to accelerate growth and capture incremental market share with professionals.
•“Gain with Color”: We plan to increase our footprint by acquiring new salons, especially with newly established, multi-unit salon chains, as well as increase our penetration of small-to-medium salons and independent stylists. We see significant growth opportunities, particularly in the United States, as we continue to strengthen our DSO and deploy our educator strategy to reach more salons.
•“Grow with Care”: We plan to expand our wallet share among the existing stylists and salons we serve, especially with salon chains that have the highest revenue potential. We help salons grow their businesses through the addition of complementary care and styling products to pair with services, which support consumer spend, satisfaction, and likelihood to rebook, enabling topline growth for both The Wella Company and the professionals with whom we partner.
To enhance in-field effectiveness and productivity, our DSO representatives and educators are equipped with purpose-built digital tools that automate routine tasks. As we continue to digitize DSO workflows, we increase their capacity to focus on high-value relationship-building initiatives that drive revenue across more salons. In addition, we are further developing our professional loyalty program to build deeper relationships, resulting in increased spend and improved retention.

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Power Omnichannel Consumer Demand by Leveraging Our Advantage with Professionals and Expanding Our Retail Footprint
We intend to continue leveraging our deep credibility with professionals to further drive consumer demand. We serve consumers wherever they choose to engage with our brands – through digital channels, in the salon, or at their favorite omnichannel retailer. We intend to continue accelerating our omni- and multi-channel strategy by driving our e-commerce and marketplace net revenue, which represented          % of our net revenue in fiscal 2026 and grew at a CAGR of          % from fiscal 2023 to fiscal 2026, and deepening our retail footprint globally. Our progress in strengthening digital is exemplified by ghd, which has delivered a four-fold increase in ghdhair.com net revenue since 2019. In addition to ghd, several of our strategic brands have achieved high digital penetration, such as Nioxin with          % of net revenue from e-commerce in fiscal 2026. Within online marketplaces, we have seen strong adoption of recurring purchase models. For example, over 15% of Clairol’s sales on Amazon in the United States is generated through Subscribe & Save, demonstrating consumer loyalty. For digital channels, we plan to further increase e-commerce net revenue on our own DTC platforms for select brands, strengthen strategic partnerships with online retailers, such as Amazon where we have grown          % in the United States between fiscal 2023 and fiscal 2026, and grow our presence across shoppable social media channels. To do so, we intend to leverage our relationships with professionals as a key part of initiatives to generate targeted and engaging marketing content to increase brand awareness, conversion, and repeat purchases.
In addition to digital channels, we are able to capture increasing consumer demand by leveraging established relationships with key retailers globally where our brands, such as OPI, Clairol, Sebastian Professional, and Nioxin, are well positioned to compete. We intend to drive growth by deepening our brand presence and expand product assortment across premium retail, specialty beauty retail, FDM, club, pharmacy, and travel retail. Within each retail channel, we believe there is meaningful opportunity to expand door coverage, global penetration, and distribution – especially in the specialty beauty retail channel where our premium brands have a right to win. For example, we grew          % with our top          premium retailers and          % with our top          FDM accounts between fiscal 2023 and fiscal 2026. On a brand-by-brand and market-by-market basis, our strategy is primarily focused on selectively filling gaps where certain brands are under-represented in existing retailers. As our retail distribution expands, coordinated efforts around brand marketing investment, impactful visual merchandising, field execution, and in-store placement are expected to drive incremental productivity and velocity.
Scale Proven Global Playbook in High Potential Markets and Regions
We prioritize expansion within our existing markets where we see opportunity for growth by leveraging our go-to-market playbook, while also investing to expand to other fast-growing markets that provide long-term opportunity. Across all our markets, we are focused on increasing points of distribution across salons and retail and increasing e-commerce presence. This strategy has been implemented globally but is at different stages of maturity depending on market and brand dynamics. In Brazil, we established strong professional equity in hair color and scaled our consumer care business through retail and digital distribution delivering approximately          % revenue CAGR from fiscal 2024 to fiscal 2026 in professional hair care. In the United States, we are replicating our global go-to-market model and expanding our DSO presence to accelerate growth of our salon business in new metro areas, while continuing to enhance the quality of all our salon relationships. Due to the important role beauty professionals play in enhancing brand equity, expanding our DSO in the United States is also expected to accelerate omnichannel consumer-driven growth. Given the scale of the market, increased marketing investments, favorable consumer trends, and previously underleveraged opportunities, we expect the United States to be a significant driver of growth.
Brand Portfolio and Product Offerings
Within our professional hair brand portfolio, offerings include high‑performance products across permanent, semi-permanent, and demi‑permanent color, lighteners, toners, care, treatment, and styling. Our professional products are often developed in partnership with stylists and validated in a salon setting to test service value, speed, reliability, and repeatability before launch. In retail hair, our offerings often translate professional‑level performance into consumer‑friendly formats across hair color, care, styling, and treatments. In nail, our offerings include lacquers, gel systems, nail care and treatments, and artificial nail for both salon and at‑home application, supported

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by curated seasonal color stories and limited capsules that balance novelty with unique shade ranges. Our beauty technology brand, ghd, combines advanced heat-science and innovative air styling technologies across a range of hair tools, including stylers, dryers, and curlers. Across all categories, we optimize brand architecture that sustains pricing power and accommodates local preferences while preserving global brand consistency.
Professional Hair
Wella Professionals, a professional-first brand, is synonymous with trusted and reliable performance, serving as the cornerstone of our Hair & Nail segment with over $          billion in net revenue in fiscal 2026, large and growing market share, and the #1 global brand rank in salon hair color for five consecutive years. In the United States, Wella Professionals has the highest NPS for hair color of          as of 2026. It is the brand used most often and one of the two brands most trusted by hair professionals, reinforcing the strength and performance of our formulations. The brand includes a comprehensive suite of product lines that address the full spectrum of professional hair color, care, styling, and texture needs. Wella Professionals has delivered consistent growth, driving a net revenue CAGR of approximately           % from fiscal 2024 to fiscal 2026. Through its brand heritage and commitment to innovation, Wella Professionals has earned deep trust with stylists globally and continues to elevate craft and unlock new capabilities across the hair category.
•Our Wella Professionals hair color and texture product lines include:
◦Koleston Perfect: permanent hair color for rich, vibrant and saturated results
◦Koleston Xpress: permanent hair color with 100% grey coverage in just 10 minutes
◦Illumina: permanent hair color for sheer and natural-looking color infused with Microlight TechnologyTM to achieve radiant, luminous results
◦Shinefinity: demi-permanent color glaze that delivers results with zero damage, visibility that enhances shine as well as softer hair for a “shine you can feel”
◦Smoothfiller: revolutionary demi-permanent treatment that smooths hair and reduces frizz for up to three months
◦Blondor: high-performance, globally recognized lightening system, engineered for reliable, predictable blonding results
•Our Wella Professionals hair care and styling product lines include:
◦Ultimate: comprehensive suite of products to maintain color vibrancy, repair damage and nourish hair fibers
◦Invigo: salon‑grade products targeting hydration, volume, color care, and scalp needs at an entry premium price point
◦EIMI: professional styling products designed to shape, texture, volumize, and finish hair
Sebastian Professional, an iconic, artistry-driven prestige hair care and styling brand, is rooted in a more than 50-year legacy of creative expression in the salon. Founded in Los Angeles in 1972, Sebastian is recognized for pioneering innovations such as Shaper Hair Spray and Potion. Since becoming an independent company, we have modernized the brand and expanded its care and styling portfolio, inspiring a new generation of hair professionals.
Nioxin, a leading professional scalp health brand, is built on more than 35 years of scientific expertise and trusted by salon professionals and consumers for its clinically and dermatologically tested regimens for thicker, fuller‑looking hair. Rooted in the belief that a healthy scalp is the foundation for healthy hair, Nioxin develops evidence‑based treatments that improve the look of hair density and strengthen hair fiber powered by proprietary ingredients such as Sandalore™, a breakthrough molecule shown to stimulate hair follicles and support stronger anchorage. For example, in clinical studies, Nioxin Pro Clinical Hair Fall Defense Serum, which contains

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Sandalore™, delivered measurable results with 93% of users reporting seeing less hair in their brush. Nioxin’s growing portfolio aligns with broader longevity and healthy aging tailwinds.
Retail Hair
Wella / Koleston is a do-it-yourself hair color that meets consumer demand for affordable, reliable, high-performance, at‑home solutions. Wella / Koleston is widely available across mass retail channels in several of our strategic growth markets, including Brazil, Mexico, Europe, Turkey, and Saudi Arabia. Built on our multi-decade presence across Latin America, the brand has earned consumer trust for delivering rich, long-lasting hair color results, supported by innovations like bond-building technologies and multifunctional care solutions. In Brazil, The Wella Company ranks #2 in retail hair color, with a market share of 17.1% in 2024 per Euromonitor. Building on its trusted brand equity, Wella / Koleston continues to expand its presence across Latin America and the Middle East, offering high-performance hair color at an entry price point.
Clairol is one of the most recognized and enduring at‑home hair color brands in the United States, credited with pioneering the do-it-yourself hair color category and making salon‑quality color accessible at a mass price point since the 1950s. With an over 90-year legacy of innovation, including the revolutionary Miss Clairol single‑step color system that transformed United States consumer adoption, Clairol continues to serve as a leading choice in the United States and U.K. retail hair color market. The product offering includes permanent, demi‑permanent and root retouch solutions across its Nice ’N Easy, ColorStrong, Natural Instincts, and Root Touch‑Up franchises. The Wella Company ranks #2 in retail hair color in both the United States and United Kingdom in 2024 per Euromonitor. As part of our retail hair portfolio, Clairol has undergone brand modernization to remain relevant for the next generation of at‑home hair color consumers and reinforce its position as a leading United States hair color brand with broad national reach and deep consumer trust. Clairol is primarily distributed in FDM channels complemented by accelerating growth in e-commerce.
Other Hair Brands
Other hair brands span premium, prestige, and professional segments, addressing a broad range of consumer and stylist needs across channels and geographies.
•Briogeo: a premium hair care brand rooted in formulas with naturally derived ingredients
•System Professional: a prestige, salon-exclusive professional hair care brand delivering personalized hair and scalp solutions
•Kadus Professional / Londa Professional: Kadus Professional is a stylist‑centric salon hair color, care and styling brand; Londa Professional is an established professional hair brand with deep roots in Europe, delivering dependable, high‑performance color, care, and styling solutions.
•Wella ColorCharm: a hair color brand that brings professional‑inspired expertise into the home, offering a broad portfolio of permanent and demi‑permanent color solutions
•Sassoon: a prestige professional hair brand offering hair care, treatments and styling products
Nail
OPI: the #1 premium retail nail brand globally, celebrated for its fashion‑forward color authority and professional‑quality performance across a comprehensive portfolio of nail lacquers, long‑wear polish, gel color systems, artificial nail, treatments, removers and application tools. With a heritage of over 200 unique shades, anchored by hero shades such as Bubble Bath and Big Apple Red, OPI has built a trusted reputation among consumers and nail professionals worldwide, consistently shaping trends and elevating the nail category. This leadership is underpinned by continuous product innovation, including OPI’s professional gel color products powered by our proprietary Intelli-GelTM technology, which delivers the right level of viscosity required for nail artistry and self-correcting features to preserve the final design. With a broad product lineup spanning do-it-yourself and professional formats, OPI was one of the first brands to bring a true at-home gel color system, previously available only in professional salons, to the mass market.

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Beauty Tech
ghd: a premium beauty technology brand dedicated to creating professional-grade heat- and air-assisted tools, including stylers, dryers, hot brushes, curling irons, accessories, and heat-protectant styling products, engineered for high performance results, generating approximately $          million in net revenue in fiscal 2026. ghd stands for good hair day with the mission to empower every individual with tools that deliver the high performance and feel-good experience of a top stylist. We safeguard ghd’s proprietary advancements with a comprehensive global patent portfolio, comprising over 300 granted and over 150 pending patents centered around the thermal manipulation of hair. ghd originated in the salon approximately 25 years ago and continues to be the brand of choice for the world’s leading stylists. ghd’s heat-science leadership, intellectual property, cross-disciplinary engineering expertise, and track record of category-defining launches have cemented ghd’s position as one of the world’s most prominent beauty technology innovators. Our #1 selling styler in 2025, ghd platinum+, is a 4-time winner of Allure's Best of Beauty Award for best flat iron and is a top choice of celebrity hairstylists all over the world. ghd has won over 500 beauty awards in the last 25 years. Select product lines include:
•Stylers: collection of straighteners and flat irons suitable for every hair type, texture and length, each with their own unique styling results.
•Dryers: a collection of hair dryers that use the latest air technology to dry and style hair rapidly while reducing frizz and damage.
•Wet-to-dry: a single device that simultaneously dries and styles hair with no heat damage using our proprietary Air-FusionTM with Heat-Air Xchange Technology™.
Go-to-Market Approach
We pursue an omni- and multi-channel go‑to‑market approach with distinct strategies tailored to professionals and consumers, designed to reach our customers wherever they discover, purchase, and use our products.
In the professional channel, our DSO and educators are focused on building long-term relationships with salon owners, delivering education and product demonstrations, supporting salon owners to operate their businesses, and organizing community building events. We provide stylist training and education across 46 Wella Studios, over 60 Training Centers and hundreds of smaller, independent salon, or spot, locations. In 2025, our education programs generated over 680,000 interactions with stylists across approximately 30,000 salons annually with a 4.9/5-star rating. In fiscal 2026, we dedicated approximately          % of our net revenue to our educator network and          % of net revenue to our global salesforce, underscoring the strategic importance of education-led growth and relationship-driven commercial execution.
Our go-to-market strategy in the professional channel varies by region. In Europe, we have a well-established DSO model, which has enabled us to maintain our category leadership position and market share. For example, in Germany, where we have strong DSO presence and brand recognition, we have developed an exceptionally strong professional business and salon coverage. In other regions we adopt a hybrid model to broaden our reach. We focus our DSO to drive growth with the most productive, highest potential and highest revenue-generating salons, and we partner with professional wholesalers with indirect salesforces, or ISO, to reach small- and medium-sized salons as well as independent stylists. In markets like the United States and United Kingdom, we selectively partner with leading professional retailers to scale our distribution in a capital-efficient manner. In fragmented markets, such as Central and Eastern Europe and the Middle East, we partner with full-service distributors who help us to efficiently grow our business.
To strengthen engagement and increase share of wallet, we are implementing a loyalty program that incentivizes repeat purchasing and multi‑brand adoption within salons. The program rewards purchase behavior and engagement, while generating first‑party data that enables more personalized activation, targeted offers, and long‑term loyalty across our professional ecosystem.
In addition, we provide streamlined digital touchpoints for salon professionals through our WellaOne platform that offers professionals a connected destination to engage with educational content, manage their account, and learn

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about and shop our products. WellaOne is also a platform for our sales representatives to gain insight into customer activity and leverage tools, such as automated suggested selling, account-based purchasing insights and salon visit route-mapping capabilities, to deliver exceptional service and productivity.
In retail and digital channels, we tailor our go-to-market approach by consumer need state and use occasion. We distribute through FDM retailers, premium retail, e-commerce and marketplaces, prioritizing brand awareness, multi-step regimen building to increase basket size and conversion at the point of sale through packaging clarity and impactful claims. Our digital channel, anchored by Amazon, enables broader reach, faster innovation adoption, and deeper consumer engagement. Investments across channels and tactics are informed by market conditions, retailer and distributor objectives, and return metrics. Our brand websites support brand storytelling, education, and conversion, which complement wholesale and retail distribution.
For the Beauty Tech segment, we continue to expand our DTC capabilities for ghd by investing in digital marketing to deepen consumer engagement. In addition to ghdhair.com and Amazon, ghd is also sold through premium retail and premium salons, where professional endorsement, in‑salon education, and stylist advocacy play a critical role in driving awareness and consumer conversion.
Marketing Strategy
Within the professional channel, demand is driven primarily through personal connection, education, and trust-based relationships – delivered through our DSO and educator network – which generate targeted acquisition of high potential salons, compelling retention rates and growth in salon lifetime value. We deliberately deploy a balanced mix of brand and performance marketing to increase our presence in the larger, faster growing consumer channels. From fiscal 2024 to fiscal 2026, we increased our A&CP spend as a percentage of net revenue by          basis points. We believe professional endorsement, education‑led storytelling, and stylist‑driven content enable us to drive consumer awareness and conversion more efficiently than brands that are reliant solely on traditional consumer marketing strategies.
This approach is reflected in recent campaigns that demonstrate both brand impact and commercial performance. For example, Wella Professionals’ “Make It You” campaign translated salon artistry and science into a premium, regimen‑based brand narrative that strengthened professional loyalty while driving consumer engagement across digital and retail, amplified by a multi‑year partnership with F1 Academy. “RISE with Wella” reinforced Wella Professionals’ position as a partner of choice through stylist acquisition and loyalty activation, contributing to gains in salon distribution and professional market share. In Beauty Tech, the ghd speed launch combined professional validation with performance‑driven digital investment, supporting strong DTC and e‑Commerce growth while maintaining premium retail positioning. Across consumer brands, platforms such as Nioxin’s “Grows Results,” Clairol’s “It’s So Me,” OPI’s “It’s More Than Colors,” and Sebastian Professional’s “Shape Your World” illustrate our ability to modernize and evolve iconic brands, translate science and professional credibility into culturally relevant storytelling, and drive improvements in consideration, conversion, and repeat purchase.
We manage A&CP investment through a framework that integrates brand health tracking, marketing mix modeling, multi-touch attribution, creative testing, and retailer-level performance data. In select brands and regions, we are able to dynamically allocate spend across marketing channels, optimize media and creative effectiveness, and link A&CP investment to outcomes such as awareness, conversion, basket size, repeat purchase, and lifetime value. Our centralized marketing functions provide global insights, while local teams retain flexibility to tailor execution. This approach allows us to leverage our A&CP investments to efficiently scale.
Product Development and Innovation
We operate a science-led innovation model that couples in-house formulation expertise with real world salon validation to deliver high performance color, care, texturing and styling systems. Our R&D model is anchored in a centralized, stage-gated process, a global innovation footprint, and a professional-led insight engine that drives new product development tailored to the specific needs of our customers. We often translate insights from beauty professionals into scalable technologies and deploy them through education-led launches that enhance service results and retail sell-through. We leverage our in-house and third-party manufacturing relationships to balance quality

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product development and speed to market. This model is supported by cumulative R&D investment of $          over the past five years.
Our R&D organization spans six specialized innovation centers globally, equipped with advanced analytical, formulation, prototyping, and performance testing capabilities. Our centers operate within a hub-and-spoke model, with our Global Nail center in Calabasas, California; Global Hair R&D center in Darmstadt, Germany; and Global Device Technology center in Cambridge, United Kingdom serving as the hubs. These are complemented by specialized spoke centers, including the Process, Materials and Dyes development center in Hünfeld, Germany; Global Scalp Health development center in Tokyo, Japan; and Clairol development center in Morris Plains, New Jersey.
Across these R&D centers, we leverage sophisticated technical infrastructure, such as scanning electron microscopy, single fiber testing machines, combing robots, rapid prototyping platforms, water quality simulation systems and UV curing and material behavior analysis, to model, design and predict how our products will perform under the real-life conditions experienced by professionals and consumers all over the world. We also deploy high performance computing capabilities to simulate the mechanical, thermal, and fluidic behavior of products during development, reducing design iteration time by minimizing the need for physical prototype builds. Our laboratories conduct tens of thousands of quantitative and sensory evaluations annually, primarily at our Hünfeld, Germany R&D facility and at our New York Test Salon. This rigor is complemented by extensive real-world validation. Our internal and external salons perform roughly 13,000 salon treatments each year globally to assess product and service performance on a diverse set of consumers.
Our competitive advantage is in part attributed to our centralized and cross-functional innovation process. Our Hair & Nail R&D team is accountable for and oversees the entire product development journey from ideation to testing and commercial scale-up. We are organized such that each team is responsible for specific product categories spanning multiple brands that allow for strategic customization of innovations on our global platforms that best serve the positioning and objectives of a brand. This consistency of stewardship and category-based team structure supports the highest product quality, science-backed efficacy and adherence to strict regulatory standards.
Our category-based R&D teams work to develop and continuously improve our technology platforms so that they can be applied across brands while ensuring formulation consistency and enabling rapid adaptation for both professional and consumer use. Our product development approach is also informed by professional insights, consumer trends and external scientific developments while facilitating compliance with global regulatory and safety standards. Our Hair & Nail R&D team is also responsible for overseeing the commercial scale-up activities across our operations and partners directly with our manufacturing teams to manage consistent quality and commercial readiness.
Together, these capabilities form a highly coordinated global innovation engine, enabled by scientific rigor, professional partnership, and deep category expertise, that enables us to strengthen our leadership across the hair and nail categories and sustain a robust multi-year pipeline for evolving consumer and professional needs and trends.
Hair & Nail R&D Capabilities:
Our innovation efforts operate under our enterprise stage-gated development framework that governs initiative readiness, cross-functional alignment and disciplined execution across our Hair & Nail segment. This framework defines the full development lifecycle, from ideation through brief, lock, commit, go and learn gates, and ensures consistent technical qualification, financial modeling, regulatory and safety stewardship, market readiness and launch excellence. Our model provides standardized timeline guidance by initiative type, with global technical and commercial criteria required at each decision point, and regional gates used for final commercialization stages.
We leverage proprietary hair color modeling and simulation tools, which we developed in‑house using machine learning and sophisticated analytics, to enable predictive formulation and optical simulation for oxidative hair color. We complement these internal tools with select external scientific software for molecular and materials modeling where physics‑based simulation is required. Our cross-functional teams further extend these capabilities by using AI and automation tools to prepare data, refine models, and accelerate routine analytical workflows.

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Select Hair & Nail Innovations:
Hair Color & Texture
•Introduced Illumina Color, a permanent professional color system engineered with our Microlight Technology™ and metal‑management capabilities to help preserve cuticle integrity and support the creation of natural‑looking, multidimensional luminosity. Drawing on professional insights related to how color is perceived in natural early‑morning light, our product was validated through global natural shade mapping and controlled color formation studies. Illumina Color also launched our new scalable cream gel architecture.
•Introduced Shinefinity, a demi‑permanent glaze designed to deliver consistent shine with improved hair feel, addressing one of the fastest‑growing consumer needs in salons. Developed using The Wella Company’s platform technologies, including cream‑gel architecture, Metal Purifier, and ME+ technology, the line was developed with professionals to balance color tone accuracy, shine, and conditioned hair feel.
•Introduced Smoothfiller, a demi‑permanent smoothing service designed to provide long‑lasting manageability while avoiding aggressive and unsafe chemistries often found in traditional straightening treatments. The formulation uses a smart‑delivery system to penetrate the cortex and, when activated by heat, forms new covalent bonds that restructure the hair fiber from within. Testing has demonstrated up to three months of frizz‑free results.
Hair Care & Styling
•Introduced Ultimate Repair, an inside‑out repair system incorporating a patented active composition that delivers step-change improvement in hair repair and smoothness in 90 seconds. Designed for both in‑salon use and at‑home maintenance, the system has been validated through external stylist and consumer studies and enables a fast, premium, chargeable repair service accompanied by a structured home regimen.
•Expanded our Nioxin scalp and hair portfolio with dermatologically tested, multi‑step regimens that address hair density concerns, scalp sensitivity, and hair‑fiber retention. These include solutions such as Pro-Clinical Hair Fall Defense and Scalp Relief/Recovery, supported by clinically proven scalp and follicle science and endorsed by professionals for clients seeking thicker fuller‑looking hair.
•Restaged Sebastian Professional through a premium lineup refresh featuring clearer, benefit‑led claims that elevate brand equity and improve portfolio navigation. Central to the transformation was the expansion of Potion 9 into a scalable hybrid styling‑plus‑care platform, anchored by a new multifunctional Serum delivering nine relevant benefits – including up to 48‑hour frizz control, improved manageability, and flexible styling performance.
Nail
•Advanced the OPI portfolio through technologies spanning color, care, and enhancements. Notable innovations include xPRESS/ON reusable artificial nails, Repair Mode, a patented bond‑building treatment serum that penetrates the nail surface to build new keratin bonds inside the nail, GELement™, an at-home gel polish system with soak‑off removal, and RapiDry Quick-Dry Nail Lacquer, which delivers smudge-proof nails in 60 seconds and up to 5 days of wear with two coats in OPI iconic colors.
Beauty Tech R&D Capabilities:
We are innovation leaders in the beauty technology space. As a technology‑driven brand, ghd delivers consumer‑centric innovation at professional standards, leveraging approximately 25 years of know-how as well as approximately 16 years of continuous testing at our Cambridge, United Kingdom R&D lab, where our scientists and engineers focus on advancing heat‑ and air-styling science on hair. Building on this scientific foundation, ghd has redefined what safe, high-performance heat styling can achieve – delivering a high shine finish, eliminating frizz, and aligning internal structural bonds for long-lasting styles, all without perceptible damage to the hair fiber. Through proprietary systems like HD Motion Responsive™, ghd leverages intelligent heat management to maintain

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the optimal temperature for styling hair to produce high performance results while limiting heat-related damage. This controlled heat philosophy extends across our ghd product portfolio, yielding noticeable benefits across straightening, curling, smoothing, and volumizing applications. While heat is essential for styling, ghd also utilizes the combination of heat and air, where airflow enhances performance without compromising hair health. These innovations allow ghd to address the full spectrum of styling needs, such as straightening, curling, wet-to-dry hybrid styling, and next-gen drying, anchored in precision engineering that safely maximizes shine, smoothness, and long-lasting shape.
We also employ state-of-the-art modeling and simulation capabilities at ghd, which are deeply embedded in our device product development process, enabling performance advancements through shorter development cycles. These simulations span testing domains such as mechanical strength and impact, thermal conduction, airflow and fan design, electronic circuit behavior, and mold-flow analysis to ensure manufacturing accuracy. Our simulation‑first approach allows rapid iteration, earlier risk reduction, and superior design decisions.
Select Beauty Tech Innovations:
•Introduced wet‑to‑dry technologies across the ghd Duet Style and Duet Blowdry product lines, representing first‑of‑their‑kind systems that combine precision‑metered airflow with a heated barrel plate and sensor technology, taking up to 800 surface temperature measurements per second. The introduction of the Heat-Air Xchange Technology™ and Air-Fusion™, as well as miniaturized heat‑air exchange systems, allowed hair to be taken from wet to styled or blow‑dried with no heat damage in one step under tested conditions, while providing increased volume, shine, and long‑lasting style formation.
•Introduced ghd Speed, an ultra‑fast dryer engineered with Halo™ Technology that encloses heated airflow within a protective cool‑air halo to enhance scalp comfort and mitigate thermal damage. This device delivers approximately 56% more shine, with design features that support control, cool‑touch handling, and professional‑grade ergonomics.
•Introduced ghd Chronos, powered by HD Motion Responsive™ technology, which integrates our most advanced heaters, sensors, and control algorithms currently in market to dynamically adapt heat delivery during styling. This system delivers styling results up to three times faster, with 83% more shine and two times less frizz, while maintaining ghd’s commitment to styling without extreme heat damage.
Supply Chain, Manufacturing and Distribution
We operate a robust supply chain that enables resiliency and global reach, while integrating sourcing, manufacturing, quality and logistics. Our disciplined operational foundation enables us to reliably make and distribute our products globally, comply with global regulatory standards and support our innovation pipeline.
Our supply chain and manufacturing operations across Europe, APAC and the Americas balance quality oversight, scalability, regional proximity and capital efficiency. To reinforce resilience and mitigate concentration risk, we have diversified manufacturing across markets and our partners for each of our segments:
•Hair & Nail: We operate three owned factories strategically located to provide proximity to key end markets, enable better quality oversight, and support efficient regional distribution, with excess capacity to accommodate incremental volume. Our Rothenkirchen, Germany facility primarily serves Europe and the Middle East and focuses on the production of professional and consumer hair color, care, treatment, and styling products, supporting core salons, retailers, and distributors across the region. Our Mariscala, Mexico facility primarily serves North America and select Latin American markets and manufactures a mix of professional and consumer hair color, care, treatment, and styling products, providing regional proximity, cost efficiency, and flexibility for the Americas. Our Bangkok, Thailand facility only serves APAC markets and produces professional and consumer hair color, care, treatment, and styling products. Our owned manufacturing capacity is complemented by a network of over 40 third-party manufacturing partners, enabling additional flexibility, scalability and redundancy as demand evolves.

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•Beauty Tech: All manufacturing for ghd is conducted by our third-party manufacturing partners in multiple geographic locations under an asset‑light, centrally controlled supply chain model designed to minimize supply risks. Product definition, engineering oversight, strategic sourcing, quality governance, and global planning are retained internally, while manufacturing, kitting, and distribution are executed by specialist partners. We maintain long-term relationships with vendors and work together to drive innovation, speed, quality, and cost. Most of our component partners have been working with us for more than 10 years. ghd’s “design and control centrally, execute globally” strategy provides scale, flexibility, and strong governance, delivering consistently high standards of product performance, safety, and quality.
Our distribution footprint comprises 27 regionally located Hair & Nail distribution centers and 10 fully outsourced Beauty Tech distribution centers that support wholesale, retail, and e‑Commerce fulfillment. For Hair & Nail, the 27 distribution centers comprise six in the Americas, 13 in EMEA and 8 in APAC. Four of the 27 Hair & Nail distribution centers are company-operated in EMEA, while the remaining 23 are outsourced. We consistently deliver industry-leading fulfillment performance exceeding 97% in our Hair & Nail segment with order-to-ship and order-to-delivery cycle times that outperform market benchmarks, enabling high service levels across our channels. For Beauty Tech, our third-party operated distribution centers comprise one in the Americas, three in APAC and six in EMEA.
Across the organization, we have embedded robust business systems and processes spanning demand planning, inventory management, and supply chain optimization, allowing us to tailor our go‑to‑market approach by region, brand, and channel. Since fiscal 2022, these initiatives have generated approximately $          million in cumulative cost savings and $          million in inventory‑related cash improvements, strengthening operational resilience and supporting sustainable expansion of our already strong gross margins. Ongoing productivity gains help offset rising input costs while improving working capital efficiency.
Our global planning processes incorporate demand forecasting, inventory policies by market, channel and product, and service‑level targets designed to manage new launches, seasonal trends, and regional variability. We evaluate our operational network periodically to improve service reliability, reduce lead times, and optimize landed cost, while maintaining flexibility to respond to commodity price movements, transportation constraints, and macroeconomic or geopolitical conditions that may affect supply availability. We conduct raw material and component sourcing from a combination of multi‑source and, where technologically or commercially necessary, limited‑source suppliers. Where single‑source exposure exists, we pursue continuity planning through buffer inventory, safety stock for critical inputs, and alternative formulation assessments and engineering changes where feasible. Our quality systems include specification management, supplier qualification and audits, in‑process and finished‑goods testing, structured stage-gates, corrective‑and‑preventive actions, and traceability standards, with oversight practices tailored to the product category and regulatory requirements in the markets where we operate.
Competition
Hair & Nail
The global hair and nail categories are highly competitive and characterized by rapid innovation cycles, brand recognition, evolving product claims, and an increasing emphasis on performance credibility supported by marketing investments. Competition spans large multinational beauty companies, regional and independent brands, digital-first challengers, and private label alternatives in certain categories. Our key competitors include the hair and nail businesses of L’Oréal S.A., Henkel AG & Co. KGaA, Kao Corporation, Unilever, and Estée Lauder. Competitive intensity is driven by product efficacy, formulation, performance and innovation, brand storytelling, sales and education capabilities, marketing capabilities and spend, stylist engagement, digital execution, and ability to respond quickly to trends. In the professional channel, competition is shaped primarily by our ability to earn and retain stylist trust through superior product performance, consistent results, direct relationships, and technical education. Demand is driven through embedded salon and stylist retention, the ability to deliver a consistent cadence of innovation, and education-led advocacy delivered via our DSO, educator network, and professional communities. Stylist trust is a critical driver of brand equity within salons, and competitors continue to invest heavily in training platforms, digital education, and service-driven innovation to strengthen professional loyalty.

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In mass retail, prestige beauty, and e-commerce, competitive dynamics are influenced by assortment productivity and positioning, consumer engagement, marketing effectiveness, and speed-to-market. Digital native and influencer-led brands increase competitive pressure by innovating rapidly, leveraging data-driven marketing models, and responding quickly to social media trends that accelerate awareness and trial.
Our ability to compete effectively in Hair & Nail depends on:
•developing high-quality products supported by differentiated performance benefits and innovation;
•educating professionals, consumers, and retail partners on product efficacy and correct usage;
•anticipating and responding to evolving stylist, consumer, and customer needs by delivering a consistent and relevant innovation cadence;
•offering compelling value propositions across price tiers, channels, and geographies;
•marketing our brands and products through sustained investment in an impactful way that builds brand awareness, creates strong brand affinity and drives advocacy among consumers and professionals;
•maintaining strong brand awareness, equity and reputation in our core categories;
•building and sustaining long-term relationships with key retailers, distributors and professional partners;
•maintaining reliable product availability through effective demand planning and supply execution;
•leveraging e-commerce, digital platforms, and stylist or influencer communities to execute a cohesive omnichannel strategy;
•protecting our intellectual property and proprietary technologies; and
•sustaining efficient, scalable manufacturing and distribution networks.
Beauty Tech
Beauty Tech operates under a distinct competitive paradigm, defined by rapid technology-driven innovation cycles, meaningful device development investments, and greater emphasis on engineering performance, safety, reliability, and user experience. Competition includes multinational beauty companies, consumer electronics and appliance players, specialized device brands, and digitally native challengers that compete on performance claims, design differentiation, and technology credibility. Our key competitors include beauty technology devices from SharkNinja, Dyson and L’Oréal Professionnel. Competitive intensity is driven by engineering excellence across mechanical, thermal, electronic, and airflow performance; the ability to translate technical differentiation into credible, consumer‑relevant claims; the scale and effectiveness of marketing and promotional spend in building brand awareness and communicating product superiority; and the speed of innovation enabled by advanced simulation, testing, and development tools. Successful competitors also differentiate through strong intellectual property protection and freedom to operate, as well as the ability to integrate hardware, software, and data‑enabled features into cohesive, differentiated user experiences that deliver demonstrable performance benefits.
Unlike Hair & Nail, where education and professional advocacy play a central role, Beauty Tech competition is influenced by demonstrable performance outcomes, durability, safety, and design precision, as well as the effectiveness of marketing in communicating technical superiority. Success depends on integrated R&D, advanced simulation and testing, manufacturing accuracy, and disciplined lifecycle management to balance innovation speed with reliability and regulatory compliance.
Our ability to compete effectively in Beauty Tech depends on:
•leveraging our brand equity and advantaged position with professionals to drive consumer demand, product differentiation, develop new innovations, and promote our products in salons as well as across DTC and e-commerce channels;

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•advancing proprietary engineering and simulation capabilities to accelerate performance improvements;
•embedding digital and data-enabled tools across product development and testing;
•ensuring robust manufacturing processes and quality systems;
•protecting proprietary designs, algorithms, and technologies;
•maintaining favorable brand recognition;
•maintaining and protecting our intellectual property;
•deploying marketing and promotional investment at sufficient scale to compete effectively with well-resourced competitors across professional, retail, and digital channels; and
•scaling innovation to maintain pace with well-resourced competitors and evolving consumer expectations.
Seasonality
Our revenues are typically slightly higher in the first half of our fiscal year, and highest during our second fiscal quarter, due to increased levels of purchasing by our retail customers and consumers for the end of year holiday selling season. However, revenue fluctuations in any fiscal quarter may be attributable to the timing of product restocking or rearrangement by our major customers, the level and scope of new product introductions or the particular retail calendars followed by our retail customers, which may impact their order placement and receipt of goods.
Intellectual Property
Our intellectual property and proprietary technology, including our trademarks, patents, trade secrets, trade dress, design patents, domain names, copyrights and confidential information, processes and know-how, provide significant value to our business.
As of June 30, 2026, we owned approximately                          trademark registrations and approximately                         trademark applications. Our primary trademarks include “WELLA PROFESSIONALS”, “WELLA”, “KOLESTON”, “O.P.I.”, “GHD”, “CLAIROL”, “SEBASTION PROFESSIONAL”, “NIOXIN”, “BRIOGEO”, “SYSTEM PROFESSIONAL”, “KADUS” and “LONDA”, most of which are registered or have registrations pending in jurisdictions where we do business, including the E.U., the United States, Australia, Canada, China, United Kingdom, India, and Korea. Our trademarks are valuable assets that reinforce the distinctiveness of our brands and our customers’ and consumers’ perception of our products.
In addition, as of June 30, 2026, we owned approximately                       issued patents and approximately                       pending patent applications across many of our products, in most of the jurisdictions in which we operate our business, including the United States, E.U., the United Kingdom, China, Brazil, Mexico and Japan. Assuming payment of all appropriate maintenance, annuity or other governmental fees, these issued patents, are expected to expire between 2026 and 2045, without taking potential patent term extensions or adjustments into account. The claims of these patents and patent applications cover our hair color, haircare, nail and styling tool products and/or their usage.
For more information, see “Risk Factors—Risks Related to Intellectual Property Matters.”
Information Technology
Our technology infrastructure supports our operations through a combination of transactional systems, customer-facing digital platforms and analytical tools. We primarily use cloud-based systems and integrated platforms to enhance operational visibility, forecasting accuracy and decision making.
Our management information systems include core operational applications that support enterprise resource planning and financial reporting and help manage manufacturing and plant operations, supply chain and inventory

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planning, and distribution activities, including coordination with certain third-party logistics providers. We also use customer-facing digital and commercial applications to support digital marketing, e-commerce and customer relationship management. In addition, we maintain enterprise data platforms and master data capabilities that support data integration, governance and analytics across our operations, including forecasting and planning. We also use applications that support product development and R&D workflows, laboratory and testing activities, quality processes, document control and certain regulatory and product compliance processes.
Cybersecurity and data governance are integral to our technology strategy. We maintain a layered security model that includes identity and access controls, monitoring, incident response processes, network security measures and third-party risk management. We continue to evaluate and enhance our programs in response to evolving threats, regulatory developments and privacy requirements. Our cybersecurity and information technology risk practices are informed by recognized industry frameworks and are periodically assessed through internal and external reviews. For more information, see “Risk Factors—Risks Related to Cybersecurity and Privacy Matters.”
Government Regulation
Our products are subject to regulation by the FDA and the FTC in the United States, as well as various other local and foreign regulatory authorities in the countries in which we operate. These laws and regulations principally relate to the ingredients, proper labeling, advertising, packaging, marketing, manufacture, safety, shipment and disposal of our products. For example, the labeling of cosmetic products is subject to the requirements of the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Fair Packaging and Labeling Act, and other FDA and FTC regulations.
FDA, E.U. and United Kingdom Regulation of Cosmetics
In the United States, many of our products are considered “cosmetics” under the FDCA. The FDCA defines cosmetics as articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body or any part thereof for cleansing, beautifying, promoting attractiveness, or altering the appearance, and articles intended for use as a component of any such articles, with the exception of soap.
Cosmetics are not subject to pre-market approval by the FDA. However, certain ingredients, such as color additives, must be pre-approved for the specific intended use of the product and are subject to certain restrictions on their use. FDA regulations also prohibit or otherwise restrict the use of certain types of ingredients in cosmetic products. If a company has not adequately substantiated the safety of its products or ingredients, or if the products contain certain ingredients, then a specific warning label is or may be required. The FDA may, by regulation, require other warning statements on certain cosmetic products for specified hazards associated with such products, and state laws may also require certain labeling statements for certain ingredients.
In addition, the FDA requires that cosmetic labeling and claims be truthful and not misleading. Moreover, cosmetics may not be marketed or labeled for their use in treating, preventing, mitigating, or curing disease or other conditions or in affecting the structure or function of the body, as such claims would cause the products to be drugs and subject to regulation as drugs. The FDA has issued warning letters to cosmetic companies alleging improper drug claims regarding their cosmetic products, including, for example, product claims regarding hair growth or preventing hair loss.
The MoCRA, signed into law on December 29, 2022, expanded the FDA’s regulatory oversight of cosmetics as its provisions become effective. MoCRA requires, among other things, that manufacturers of cosmetics products report serious adverse events associated with their cosmetic products to the FDA. It further requires manufacturers to register their facilities, list their cosmetic products, including brand names, with the FDA and renew these listings annually, maintain for FDA review records demonstrating adequate substantiation of cosmetic product safety, and comply with current GMP regulations for cosmetic products, although the FDA is still developing and promulgating rules and regulations to implement these requirements. MoCRA also grants the FDA authority to issue mandatory recalls of cosmetic products that pose a risk of serious adverse health consequences.
The FDA monitors compliance of cosmetic products through reports it receives about adverse events, other market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products are not

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manufactured under insanitary conditions or labeled in a false or misleading manner. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies any violation of FDA regulation impacting the safety of a product, the FDA may, among other things, request or a manufacturer may independently decide to conduct a recall or market withdrawal of such product or to make changes to its manufacturing processes, product formulations or labels. In such event, the manufacturer may also be subject to warning letters, untitled letters, fines, or other forms of FDA enforcement action.
In the E.U., the sale of cosmetic products is regulated under the E.U. Cosmetics Product Regulation (EC) No 1223/2009, or the E.U. Cosmetics Regulation, which provides the general regulatory framework for finished cosmetic products placed on the E.U. market, including requirements related to product safety and safety assessment, product notification, labeling and claims, good manufacturing practices and market surveillance. The overarching requirement is that a cosmetic product made available on the E.U. market must be safe for human health when used under normal or reasonably foreseeable conditions of use, taking account, in particular, the following: (a) presentation including conformity with Regulation (EU) 2023/988 regarding health and safety of consumers; (b) labelling; (c) instructions for use and disposal; and (d) any other indication or information provided by the “responsible person” defined in Article 4 of the E.U. Cosmetics Regulation.
The company that is “responsible” for placing a cosmetic product on the E.U. market (i.e., manufacturers, importers or third persons appointed by them), referred to as the “responsible person,” is subject to a series of obligations, including:
•manufacture cosmetic products in compliance with GMP;
•create and keep for each cosmetic product a product information file, or PIF, that contains, among other information, “proof of the effect claimed for the cosmetic product, where justified by the nature of the effect or product”, the test results that demonstrate the claimed effects for the cosmetic product, and the cosmetic product safety report;
•register and submit information on every product through the Cosmetic Products Notification Portal, or CPNP;
•comply with Regulation (E.U.) No. 655/2013 which lists common criteria for the justification of claims used in relation to cosmetic products which must be compliant with applicable regulations, truthful, supported by evidence, honest, fair, and enable informed decision-making by consumers; and
•report serious undesirable effects attributable to cosmetics use as well as corrective measures to national competent authorities and keep them available for inspection by the national competent authorities.
The E.U. cosmetics regime is risk-based, with consumer safety as its primary objective. Cosmetic products are not subject to pre-market approval in the E.U.; however, notification via the CPNP is required, and responsibility for ensuring the safety of the finished product and its individual ingredients rests with the E.U. “responsible person.” The safety assessment report forms a key component of the PIF.
Ingredients used in cosmetic products must undergo rigorous evaluation, including safety assessments and quality testing to make sure that they are safe for use, for example preservatives, and can also be subject to additional procedures such as an authorization by the European Commission and/or prior notification on a separate module of the CPNP, for example for nanomaterials. Additionally, the E.U. Cosmetics Regulation includes a list of ingredients that are prohibited (e.g., hydroquinone, tretinoin, TPO) and a list of ingredients that are restricted in cosmetic products (e.g., retinol, alpha-arbutin). Similar ingredient restrictions and prohibitions for cosmetic products have been adopted in the UK under the UK Cosmetics Regulation (including a prohibition on TPO in products placed on the market beginning August 15, 2026).
Moreover, animal testing is prohibited for finished cosmetic products and their ingredients. Marketing finished cosmetic products and ingredients in the E.U. which were tested on animals is equally prohibited.

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Each member state appoints a competent authority to enforce the E.U. Cosmetics Regulation in its territory and to cooperate with the other member state authorities and the European Commission. The European Commission is responsible for driving consistency in the way the E.U. Cosmetics Regulation is enforced across the E.U.
The aforementioned E.U. rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 E.U. member states plus Norway, Liechtenstein and Iceland. Following the end of the Brexit transition period, since January 1, 2021, Great Britain (comprising England, Wales and Scotland) has operated under a distinct regulatory regime for cosmetic products, while the aforementioned E.U. laws have continued to apply in Northern Ireland in accordance with the Northern Ireland Protocol. Assimilated Regulation (EC) No 1223/2009, or the UK Cosmetics Regulation, governs cosmetic products placed on the market in Great Britain. Cosmetic products placed on the market in Northern Ireland remain subject to the E.U. Cosmetics Regulation. Cosmetic products made available to consumers in Great Britain must be notified to the Office for Product Safety and Standards and a responsible person established in the United Kingdom must be designated. Cosmetic claims are subject to requirements similar to those provided in the E.U. under Regulation (E.U.) No. 655/2013, and cosmetics advertising is additionally subject to oversight by the Advertising Standards Authority.
FDA Regulation of Dietary Supplements
We market certain dietary supplement products, including our Nioxin Hair Growth Supplements, which are also subject to FDA regulation. The FDCA defines dietary supplements to include a product intended to supplement the diet that bears or contains one or more of the following dietary ingredients: vitamin, mineral, herb or other botanical, an amino acid, a dietary substance for human use to supplement the diet by increasing the total dietary intake, or a concentrate, metabolite, constituent, extract, or combination of such dietary ingredients. The FDA has comprehensive authority to require dietary supplement manufacturers to register with FDA; require notification of new dietary ingredients (as defined in applicable FDA laws and regulations) prior to marketing; regulate adulteration, misbranding, manufacturing, processing, packing, holding, claims, labeling, and serious adverse event reporting; and require recalls of dietary supplements pursuant to laws including the Dietary Supplement Health and Education Act, or DSHEA, the Public Health Security and Bioterrorism Preparedness and Response Act, the Dietary Supplement and Non-Prescription Drug Consumer Protection Act, and the FDA Food Safety Modernization Act. Dietary supplements are also deemed to be food and subject to most of the regulations that apply to food products, unless exempted in the FDCA, such as with reportable food registry requirements.
Dietary supplements may not include articles that are approved as drugs or biologics or that have been authorized for investigation as drugs or biologics for which substantial clinical investigations have been instituted and made public, unless the article was marketed as a dietary supplement or food prior to such approval or authorization, unless another exemption applies. While dietary supplement labeling may include certain claims and promotional statements describing how a product affects the structure or function of the body, or structure/function claims, if adequate scientific evidence exists to substantiate the claim, dietary supplements cannot claim that their products will diagnose, cure, treat or prevent a disease, since these claims would make the dietary supplements unapproved drug products subject to additional FDA regulations. FDA laws and regulations for dietary supplements also address GMP requirements, nutrient content claims, health claims, and structure/function claims. The FDA has routinely issued warning letters regarding products that make impermissible claims related to treatments and cures for various diseases. The FDA also has the authority to seize dietary supplements, mandate recalls, and ban ingredients.
FDA Regulation of Over-the-Counter Drug Products
We also market certain non-prescription drug products, including anti-dandruff products in the Nioxin and Briogeo product lines, which are regulated as OTC drug products by the FDA. Certain OTC drug products are subject to regulation pursuant to the FDA’s “monographs,” which provide rules applicable to each therapeutic category of non-prescription drug, and establishes conditions, such as active ingredients, uses (indications), doses, labeling, and testing procedures, under which an OTC drug within that particular category may be GRASE, and therefore can be marketed without obtaining pre-market approval of an NDA for novel drugs or formulations or an ANDA that demonstrates a drug product is the generic equivalent of branded drug products. To be legally marketed, among other things, OTC drug products marketed under an OTC monograph must be manufactured in compliance

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with the FDA’s GMP requirements for drug products, and the failure to maintain compliance with these requirements could lead to FDA enforcement action. Moreover, a failure to comply with the OTC monograph requirements could lead the FDA to determine that the drug is not GRASE, and thus is a “new drug” requiring approval in accordance with the NDA or ANDA processes.
FTC and CPSC Regulation
In addition, certain of our products are subject to regulation by the FTC and CPSC. For more information, see “Risk Factors—Risks Related to Legal and Regulatory Matters.”
Self-Regulatory Advertising Programs
Furthermore, the National Advertising Division of BBB National Programs, or NAD, administers a self-regulatory program of the advertising industry to ensure truth and accuracy in national advertising. NAD monitors national advertising and entertains inquiries and challenges from competitors and consumers and can recommend the discontinuance or modification of advertising. Such action could result in disruption to our business and marketing practices, and reputational harm. Additionally, other countries have advertising self-regulatory programs that have codes and standards for the truth, accuracy, and decency of advertising. Self-regulatory organizations globally monitor advertising for compliance with their standards and codes and can recommend discontinuance or modification of advertising that could result in disruption to our business and marketing practices, and reputational harm.
Data Privacy and Other Laws and Regulations
We are subject to a number of U.S. federal and state and foreign laws and regulations that affect companies conducting business on the Internet, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm our business. These may involve user data privacy and protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions and online payment services.
In particular, we are subject to evolving state, federal and foreign laws, regulations and industry standards regarding data privacy and security that apply to our collection, use, retention, protection, disclosure, transfer and other processing of personal data, including with respect to our customers and consumers, employees, suppliers, and including data obtained from third-party data providers, over which we may have limited visibility or control with respect to how such data was collected or processed. In the United States, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international, or other state laws, which may complicate compliance efforts. For example, the CCPA grants California residents enhanced rights with respect to their personal information, including the right to access and delete their personal information, receive detailed information about how their personal information is used and shared, and imposes other obligations on companies that process their personal information. The CCPA also creates a private right of action for certain data breaches, which may increase our exposure to litigation and statutory damages. Additionally, the CPRA expanded the CCPA and established a dedicated enforcement agency, increasing regulatory scrutiny and compliance obligations. We are also subject to state laws and regulations governing the collection and use of biometric information, such as fingerprints and facial biometric templates. For example, the Illinois Biometric Information Privacy Act regulates the collection, use, safeguarding and storage of “biometric identifiers” and “biometric information” by private entities and provides a private right of action for persons who are aggrieved by violations of the statute.
In addition, we are subject to certain international privacy laws. In Canada, the Personal Information Protection and Electronic Documents Act and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches. In the EEA, we are subject to the GDPR, in the United Kingdom, we are subject to the UK GDPR and the United Kingdom Data Protection Act 2018, and in Switzerland, we are subject to the Swiss Federal Act on Data Protection 2023, in each case in relation to our

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collection, control, processing, sharing, disclosure and other use of personal data. We are also subject to rules with respect to cross-border transfers of personal data from the EEA and the U.K. to other jurisdictions, including U.S. legal and regulatory requirements which may require us to implement additional safeguards or modify our transfer practices.
In addition, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach in some instances, and compliance with such laws may be difficult and costly.
As a merchant that processes debit and credit card payment information, we are subject to the PCI DSS, which contains compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute data encryption standards and payment network security operating guidelines.
The application, interpretation and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and may be inconsistent with our current policies and practices. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning privacy and data protection that could affect us. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices, fines or other liabilities, as well as negative publicity and potential loss of business. For more information, see “Risk Factors—Risks Related to Legal and Regulatory Matters” and “Risk Factors—Risks Related to Cybersecurity and Privacy Matters.”
Properties
Our global real estate footprint consists of 99 properties worldwide, primarily used to support commercial, education, corporate, R&D and supply-chain operations. Our portfolio includes approximately 46 studio properties, which are used for education, training, testing and brand-related activities, and 38 office properties supporting corporate, commercial and shared-service functions. In addition, we lease six warehouse facilities and own one warehouse facility and three factories which support manufacturing, storage and logistics activities. Our portfolio also includes seven R&D sites, some of which are co-located with office or studio space, six mixed-use properties combining office, studio or R&D functions and four dedicated retail properties for our Beauty Tech business. The remaining properties comprise a limited number of non-core assets. Overall, our real estate portfolio is weighted toward studios and offices, with a smaller but strategically important logistics and R&D presence aligned to our operating model.

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The following table sets forth our principal owned and leased properties.

Region	Country	Owned/Leased	City	Subtype	Segments used by
Americas	Mexico	Owner	Mariscala	Factory	Hair & Nail
Europe	Germany	Owner	Rothenkirchen	Factory	Hair & Nail
APAC	Thailand	Owner	Bangkok	Factory	Hair & Nail
Europe	Germany	Owner	Weiterstadt	Warehouse	Hair & Nail and Beauty Tech
Europe	Germany	Lessee	Darmstadt	Mixed Use	Hair & Nail
Europe	United Kingdom	Lessee	Cambridge	Laboratories	Beauty Tech
Americas	United States	Lessee	Calabasas	Mixed Use	Hair & Nail
Americas	United States	Lessee	Pataskala (Etna)	Warehouse	Hair & Nail
Americas	United States	Lessee	Las Vegas	Warehouse	Hair & Nail
Europe	Switzerland	Lessee	Petit-Lancy (Geneva)	Office	Hair & Nail and Beauty Tech
Americas	United States	Lessee	New York	Office	Hair & Nail and Beauty Tech
Employees and Human Capital Resources
As of June 30, 2026 we had approximately            full-time employees and an additional            part-time employees across 32 countries in the Americas, APAC, and Europe. Our workforce spans marketing, commercial operations, R&D, professional education, supply chain, technology and corporate administration. We strive to attract, develop and retain commercial, marketing, education and R&D talent with specific expertise in professional and consumer beauty. Our leadership development model emphasizes speed, simplification, accountability and intensity.
In the E.U., the operations of our Wella and ghd brands have a joint EWC, an internal employee representative body covering employees in 15 countries. As of June 30, 2026, the EWC represents approximately          of our employees, or approximately          of our global employee population. None of our U.S. employees are currently represented by a labor union or covered by a collective bargaining agreement.
In addition, as of June 30, 2026, approximately         employees, or roughly         of our global workforce, are covered by collective bargaining agreements. This includes approximately        % of our employees in Germany and           % of our employees in each of Brazil, Spain, and France.
We have not experienced a material strike or work stoppage in any country where we have a significant number of employees.
We foster an environment that values diversity, creativity and continuous learning. Training and development initiatives include technical training, compliance education, leadership development and role specific upskilling. We also support employee wellbeing and competitive talent acquisition through a combination of compensation, benefits, performance-based incentives and flexible work practices. Cross-functional operating teams and global collaboration models help accelerate decision making and strengthen organizational alignment, enabling our business to respond quickly to market dynamics and growth opportunities.
Environmental, Health and Safety
We are subject to numerous foreign and domestic national, provincial, state and local environmental, health and safety laws and regulations, including those relating to emissions to the air, discharges to land and surface waters, generation, handling, storage, transportation, treatment and disposal of hazardous materials and waste, product content and labeling, climate change and occupational health and safety. These laws and regulations have generally become increasingly stringent over time. In addition, we are generally required to obtain permits and other approvals under environmental laws and regulations to carry out our operations. Failure to comply with applicable

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environmental, health and safety laws and regulations and permits could result in civil or criminal enforcement and substantial penalties, significant capital expenditures or suspension or limitation of our operations. We maintain policies and procedures to monitor and address environmental, health and safety risks, and to monitor compliance with applicable environmental, health and safety requirements.
Under certain environmental laws and regulations, we have in the past been and may in the future be subject to liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or the relevant conduct was legal at the time it occurred. We may also be subject to third-party property damage or personal injury claims relating to hazardous materials.
We also are subject to extensive and evolving laws and regulations regarding the manufacturing, processing, distribution, importing, exporting, registration and labeling of our products and their ingredients, as well as extended producer responsibility laws and regulations. For example, in the E.U., our final products or ingredients in our products are subject to the E.U. Cosmetics Regulation, REACH and similar laws and regulations, and they impose on us or on our suppliers certain chemical evaluation and registration requirements and potential restrictions. In addition, California’s Proposition 65 requires companies to place warnings on products sold in California that contain a substance listed by the State of California as having been found to cause cancer, birth defects or other reproductive harm; from time to time, we have been and may in the future be subject to Proposition 65 notices of violations and lawsuits regarding certain of our products. Such chemical, product stewardship and extended producer responsibility laws and regulations in jurisdictions in which we operate are evolving and may become more stringent over time, and as such, may require that we make changes to our products or packaging or implement additional product and supply chain tracking and monitoring systems. See “Risk Factors—Risks Related to Legal and Regulatory Matters.”
Our operations are also subject to various foreign and domestic national, provincial, state and local occupational health and safety laws and regulations, such as the U.S. Occupational Safety and Health Act, or OSHA, which include requirements to protect against recognized workplace hazards, adhere to medical and hygiene standards, maintain recordkeeping and comply with disclosure requirements. Our facilities and operations have in the past been and may in the future be subject to periodic inspections by occupational health and safety regulators.
Sustainability
Furthermore, regulatory frameworks relating to sustainability matters, including those relating to reporting, and value‑chain transparency, supply chain and product-related due diligence, environmental claims substantiation, extended producer responsibility, and corporate governance, may impose additional compliance burdens on us and on third parties in our value chain, which could potentially result in increased administrative costs (such as costs to implement additional data systems, monitoring and controls), decreased demand in the marketplace for our products, increased costs for our supplies and products, and/or increased litigation risks. Any failure to effectively manage or comply with such requirements and navigate related stakeholder expectations could adversely affect our business, financial condition and results of operations. Given our sustainability-related initiatives, we may face conflicting expectations from stakeholders, regulators and policymakers in different jurisdictions (for example, certain initiatives may be encouraged or required in some jurisdictions while being opposed or restricted in others), which could expose us to criticism, reputational harm or adverse regulatory action. In addition, any perception or accusation of greenwashing, or failure to meet sustainability-based standards or regulations, or to satisfy various reporting standards within the timelines we announce, could have the same or additional adverse effects on our business. See “Risk Factors—General Risks.”
Legal Proceedings
We are and may, from time to time, be involved in legal or regulatory matters arising in the normal course of business. These matters may relate to intellectual property, data security and privacy, environmental and regulatory matters, contract, advertising and marketing, personal injury, class action, employment, product-related and other consumer claims or other issues relevant to the industries in which we operate. We believe our potential liability with respect to proceedings currently pending, if determined adversely to us, is not material to our business,

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financial condition, results of operations and cash flows. See “Risk Factors—Risks Related to Our Business—Disputes and other legal or regulatory proceedings, reviews, inquiries or investigations could adversely affect our business, financial condition, results of operations and cash flows.”

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MANAGEMENT
Executive Officers and Directors
Below is a list of our executive officers and directors, their respective ages as of June 30, 2026 and a brief account of the business experience of each of them.

Name	Age	Position
Calvin McDonald	54	Chief Executive Officer and Director
Frank H. Smalla	60	Chief Financial Officer and Chief Operating Officer
Hugo Kunetz	58	Chief Revenue Officer
Yannis Rodocanachi	50	Chief Marketing Officer
Jeroen Temmerman	55	Chief Executive Officer, ghd
Mallory Martino	39	Chief People Officer
Iris Yen	54	Chief Strategy and Transformation Officer
German Alonso	52	Chief Supply Chain Officer
Peter Coles	57	Chief Scientific Officer
Glenn K. Murphy	64	Executive Chair and Director
Sir Roger Carr	79	Director
Lea-Sophie Cramer	38	Director
Nancy Ford	50	Director
Dorothy F. (Fara) Howard	53	Director
Malaika L. Myers	58	Director
Jodi Taylor	63	Director
Executive Officers
Calvin McDonald has served as our Chief Executive Officer and a member of our Board since April 2026. Mr. McDonald previously served as the Chief Executive Officer of Lululemon Athletica Inc., an activewear company, from August 2018 to January 2026 where he oversaw Lululemon’s significant growth and establishment as a global leader in the athletic apparel category. Prior to joining Lululemon, he served for five years as President and Chief Executive Officer of Sephora Americas, a division of the LVMH group of luxury brands. Before Sephora, Mr. McDonald spent two years as President and Chief Executive Officer of Sears Canada, a department store chain, and 17 years at Loblaw Companies Limited, a leading grocery and pharmacy retailer in Canada. He currently serves on the board of directors of The Walt Disney Company and previously served on the board of directors of Lululemon from 2018 to 2026. We believe Mr. McDonald’s qualifications to serve on our Board include his executive leadership, management and public company board experience and his extensive business experience related to branded consumer goods and the retail industry.
Frank H. Smalla has served as our Chief Financial Officer and Chief Operating Officer since April 2023. He previously served as Chief Financial Officer of the Boston Beer Company, an alcoholic beverage company, from 2016 to 2023 where he led the finance, information technology, legal and procurement functions. Prior to that, Mr. Smalla held various roles in finance and strategy over the span of 22 years at Kraft Foods Group, Inc., a multinational food and beverage company, and Philip Morris Companies Inc., an international consumer goods company. Before joining Phillip Morris in 1993, Mr. Smalla held various roles for German banks in Germany and Hong Kong.
Hugo Kunetz has served as our Chief Revenue Officer since September 2024. Mr. Kunetz previously served as our President, EMEA and APAC from November 2023 to August 2024 and as President and EMEA from July 2021 to October 2023. Prior to our acquisition, Mr. Kunetz served as Senior Vice President, Global Markets for the Professional Beauty division at Coty. Prior to that, Mr. Kunetz spent more than 20 years at L’Oréal in senior

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leadership roles across Europe and the Americas, including Regional President of the Professional Products Division for the Americas.
Yannis Rodocanachi has served as our Chief Marketing Officer since November 2024, and previously served as our President of Americas from October 2021 to November 2024. From October 2019 to October 2021, he served as Chief Executive Officer for BH Cosmetics, an indie beauty brand, where he created a unique beauty platform focused on targeting GenZ consumers. Prior to that, Mr. Rodocanachi spent more than 18 years at L’Oréal, managing their leading hair and makeup brands.
Jeroen Temmerman has served as our Chief Executive Officer, ghd, since April 2018. Prior to this role, Mr. Temmerman spent over 20 years in the beauty industry at L’Oreal, leading global brands in both online and offline business models. Mr. Temmerman held senior leadership positions at L’Oreal across Europe and South America, including serving as Managing Director for the L’Oreal Professional Division in Latin America.
Mallory Martino has served as our Chief People Officer since November 2024. Ms. Martino previously served as Chief Human Resources Officer of Société Bic S.A., a multinational consumer goods manufacturing company, from 2020 to November 2024. In that role, she was responsible for all aspects of strategic and operational human resources, communications and real estate. Prior to that, she held client relationship and engagement roles at McKinsey & Company, a global management consulting firm, and AON Hewitt, global provider of risk management, insurance and reinsurance brokerage, and human resources solutions and outsourcing services. She also currently serves as the chair of the board of Stamford Health, a non-profit healthcare system, a role she has had since October 2025.
Iris Yen has served as our Chief Strategy and Transformation Officer since September 2023. She previously served as Vice President, Global Technology North America at Nike, Inc., an athletic footwear and apparel corporation, or Nike, from June 2022 to September 2023. In that role, she led engineering, architecture, product management, and program management for Nike’s largest geography. Prior to that, she served as Global Vice President of Strategy for Nike from 2016 to 2019. Ms. Yen also served in a variety of leadership roles at Gap Inc., a clothing and accessories retail company, for over 13 years. Ms. Yen has served on the board of directors of Petco Health and Wellness Company, Inc. since June 2023. She previously served as an Observer and Advisor to the board of directors of Petco from December 2021 to June 2023.
German Alonso has served as our Chief Supply Chain Officer since July 2021 and previously served as our Senior Vice President Supply Chain from December 2020 to July 2021. Prior to our acquisition, he held various roles at Coty over 20 years.
Peter Coles has served as our Chief Scientific Officer since December 2020. Prior to our acquisition, Mr. Coles previously served as the Senior Vice President of Research and Development for Professional Beauty at Coty from 2016 to 2020. Prior to that, he held various research and development positions in the paper and beauty categories at The Proctor & Gamble Company, a multinational consumer goods company, from 1990 to 2016.
Directors
Glenn K. Murphy has served as our Executive Chair since January 2025 and as a member of our Board since January 2023. Mr. Murphy has been the founder and Chief Executive Officer of FIS Holdings Limited, a consumer-focused investment firm, since 2016, where he oversees investments in consumer brands. He previously served as Chairman and Chief Executive Officer of Gap Inc., a clothing and accessories retail company, from 2007 to 2014, where he oversaw the company as it evolved its culture, simplified its operations, globalized and acquired new brands. Prior to that, Mr. Murphy served as Chairman and Chief Executive Officer of Shoppers Drug Mart, a Canadian retail pharmacy chain, from 2001 to 2007. Mr. Murphy has served on the board of directors of Petco Health and Wellness Company, Inc. since 2024 and previously served on the boards of directors of Lululemon Athletica Inc. from 2017 to 2024 and Aimbridge Hospitality from 2019 to 2024. We believe Mr. Murphy’s qualifications to serve on our Board include his extensive executive leadership experience related to branded consumer goods and his public company board experience.

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Sir Roger Carr has served as a member of our Board since June 2021. He is also currently serving as a Senior Advisor to KKR since 2000. Sir Roger has served as the Chair to Flora Food Group, a global plant-based food company, since 2023 and as the Chair to Global Mentors Group, a leadership development and advisory firm, since 2022. Previously, Sir Roger served as the Chair to BAE Systems plc, a multinational aerospace, defence and information security company, from 2014 to 2023. Prior to that, Sir Roger was Chair of Centrica plc, a multinational energy and services company, and Cadbury plc, a multinational confectionery company. We believe Sir Roger’s qualifications to serve on our Board include his executive leadership expertise and his business experience related to branded consumer goods.
Lea-Sophie Cramer has served as a member of our Board since January 2023. She is also currently serving in multiple leadership roles, as the Founder and Managing Director of Epix Sports GmbH, which invests in and operates sports facilities, since June 2015; as the Founder and Owner of Ten More In GmbH, a female-focused leadership development and coaching company, since April 2022; as the Founder and Managing Director of Fast & Curious GmbH, a podcast media company, since March 2022; and as Founder and Partner of Pink Capital GmbH, a family office and investment portfolio, since June 2012. Ms. Cramer currently serves on the board of the University of St. Gallen. She previously served on the boards of 468 SPAC SE I, a special purpose acquisition company; Ifolor AG, a photo products producer; Amorelie, a specialty e-commerce retailer and lifestyle brand; and Conrad Electronic SE, an international electronics retailer. We believe Ms. Cramer’s qualifications to serve on our Board include her leadership expertise and experience in the consumer and retail industries.
Nancy Ford has served as a member of our Board since December 2020. Ms. Ford also currently serves as a Partner at KKR. She is Co-Head of KKR Ascendent, KKR’s middle-market strategy, and a member of KKR’s Americas Private Equity Consumer team, which she joined in July 2017. Previously, Ms. Ford worked at FFL Partners, a private equity firm, where she was actively involved in many of the firm’s investments from September 2003 to June 2017. Prior to that, Ms. Ford also held roles at Thomas H. Lee Partners, a private equity firm, and in the investment banking division at Goldman Sachs, a global investment bank. She has served on the board of Flora Food Group since July 2018 and previously served on the boards of Gibson Brands, a manufacturer of musical instruments and professional audio equipment; Coty; The Bountiful Company, a global manufacturer of vitamins, minerals and herbal supplements; Cardenas Markets, a supermarket chain; and Heartland Dental, a dental support organization. We believe Ms. Ford’s qualifications to serve on our Board include her extensive experience in the consumer goods industry and her financial and investing expertise.
Dorothy F. (Fara) Howard has served as a member of our Board since May 2022. Ms. Howard also currently serves as the Chief Marketing Officer of Gusto, Inc., a leading provider of payroll, benefits and human resources management software, a role she has held since January 2026. Prior to that, Ms. Howard served as the Chief Marketing Officer of GoDaddy Inc., a domain registration, website hosting and business solutions company, from February 2019 to December 2025. We believe Ms. Howard’s qualifications to serve on our Board include her leadership experience and her expertise in brand strategy, consumer marketing and human capital management.
Malaika L. Myers has served as a member of our Board since September 2023. Ms. Myers previously served as the Executive Vice President and Chief Human Resources Officer for Hyatt Hotels Corporation, a global hospitality company, from September 2017 to July 2025. Prior to that, Ms. Myers served various senior human resource roles at Jarden Corporation, a global consumer products company; Arysta LifeScience Corp., a global agricultural manufacturing company; Diageo plc, a multinational alcoholic beverage company; and PepsiCo, Inc., a multinational food and beverage company. From February 2019 to May 2023, she served as a non-executive director of Cielo, a strategic recruitment process outsourcing partner. We believe Ms. Myers’ qualifications to serve on our Board include her expertise in human resources leadership and experience in the branded consumer goods industry.
Jodi Taylor has served as a member of our Board since March 2023. Ms. Taylor retired as an executive officer of The Container Store Group, Inc., a specialty retailer of storage and organization products, or The Container Store, in March 2021. She was the Chief Financial Officer from December 2007 through August 2020, the Secretary from October 2013 through March 2021, and the Chief Administrative Officer from July 2016 through March 2021. Prior to joining The Container Store, Ms. Taylor spent nine years as the Chief Financial Officer and Secretary of Harold’s Stores, Inc., a regional specialty retailer of high-end apparel. In addition, Ms. Taylor is a director and chair of the audit committee of Mister Car Wash, Inc., the largest car wash brand in the United States, and a director and chair of

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the audit committee of The J.M. Smucker Company, a manufacturer of food and beverage products. She has been a certified public accountant since 1984 (inactive since 2021), starting with an accounting role at Deloitte & Touche L.L.P. She received her CERT Certificate in Cybersecurity Oversight in March 2023. We believe Ms. Taylor’s qualifications to serve on our Board include her executive leadership experience and her financial and accounting expertise.
There are no family relationships among our directors and executive officers.
Composition of the Board of Directors after this Offering
Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provide for a classified board of directors, with                 directors in Class I (expected to be                ,                , and                ),                 directors in Class II (expected to be                ,                , and                ) and                 directors in Class III (expected to be                ,                , and                ). See “Description of Capital Stock.”
In addition, pursuant to the stockholders agreement we expect to enter into in connection with this offering, the KKR Stockholders will have the right to designate nominees to our board of directors, so long as the KKR Stockholders and the affiliated KKR Funds own at least          % in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
Controlled Company Exception
After the completion of this offering, the KKR Stockholders, who will be a party to the stockholders agreement, will continue to beneficially own shares representing more than 50% of the voting power of our outstanding shares entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of     . Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominating and governance committee that is comprised entirely of independent directors with a written charter or board resolution addressing the nominations process and such related matters. For at least some period following this offering, we may utilize one or more of these exemptions since our board of directors has not yet made a determination with respect to the independence of any directors.
Our board of directors will make a determination as to whether other directors are independent for purposes of the corporate governance standards described above. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on     , we will be required to comply with these standards and, depending on our board of directors’ independence determination with respect to our then-current directors, we may be required to add additional directors to our board of directors in order to achieve such compliance within the applicable transition periods.
Board Leadership Structure and Our Board of Director’s Role in Risk Oversight
Committees of Our Board of Directors
After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee, a People, Culture and Compensation Committee and a Nominating and Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

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Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit Committee, the People, Culture and Compensation Committee and the Nominating and Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by the KKR Stockholders. Our board of directors will adopt written charters for each of the Audit Committee, People, Culture and Compensation Committee and Nominating and Governance Committee, which will be available on our website upon the completion of this offering.
Audit Committee
Upon the completion of this offering, we expect to have an Audit Committee, consisting of     , who will serve as the Chair, and      and     . We believe that      and      are “independent” under the corporate governance standards of and the independence requirements under the applicable rules of the            and Rule 10A-3 of the Exchange Act. We also believe that each of     ,     and      will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K of the Exchange Act.
The purpose of the Audit Committee will be to assist our board of directors in overseeing:
•the quality and integrity of our financial statements, including the accounting, financial reporting and disclosure processes;
•the effectiveness of our control environment, including internal controls over financial reporting;
•our independent registered public accounting firm’s qualifications, performance and independence;
•the performance of our internal audit function, as well as oversight of our financial statement audits;
•our compliance with legal and regulatory requirements in connection with the foregoing, as well as compliance with ethical standards adopted by the Company;
•compliance with our Code of Ethics and Business Conduct; and
•the effectiveness of our risk management profile and overall corporate governance processes.
The Audit Committee will also prepare the audit committee report required by the rules and regulations of the SEC to be included in our annual proxy statement. The SEC rules and the      rules require us to have one independent audit committee member upon the listing of our common stock on     , a majority of independent directors on the audit committee within 90 days of the effective date of the registration statement, and all independent audit committee members within one year of the effective date of the registration statement. We expect to have      independent director upon the listing of our common stock on      who will qualify as independent for audit committee purposes. We believe      and      qualify as independent directors under      listing standards and the independence standards of Rule 10A-3(b)-(1) of the Exchange Act. We intend to comply with the independence requirements of      regarding the composition of our audit committee within the transition period specified above for newly public companies.
People, Culture and Compensation Committee
Upon the completion of this offering, we expect to have a People, Culture and Compensation Committee, consisting of     , who will serve as the Chair, and      and     . We believe that      and      are “independent” under the corporate governance standards of and the independence requirements under the applicable rules of the          and Rule 10C-1 of the Exchange Act.

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The purpose of the People, Culture and Compensation Committee will be to assist our board of directors overseeing:
•the establishment, review and approval of the compensation philosophy for our executive officers and directors;
•the review and approval of, or recommend to the board of directors, corporate goals and objectives relevant to our Chief Executive Officer’s compensation, including annual performance objectives, if any, and evaluation of the performance of our Chief Executive Officer considering such goals and objectives;
•the review and approval of, or recommend to the board of directors, the compensation of our executives other than our Chief Executive Officer, including the annual salary, bonus, equity and equity-based incentives and other benefits, direct and indirect;
•our incentive compensation and equity-based compensation plans;
•our regulatory compliance with respect to compensation matters; and
•the review and discussion with management of our “Compensation Discussion and Analysis” disclosure required on an annual basis by SEC rules.
The People, Culture and Compensation Committee will also prepare the compensation committee report required by the rules and regulations of the SEC to be included in our annual proxy statement.
Nominating and Governance Committee
Upon the completion of this offering, we expect to have a Nominating and Governance Committee, consisting of          , who will serve as the Chair, and          and          .
The purpose of the Nominating and Governance Committee will be to assist our board of directors in overseeing:
•the appropriate composition of our board of directors and its committees;
•the identification of individuals qualified to become members of our board of directors;
•the nomination of persons by our board of directors for election as directors at any meeting of stockholders;
•the composition of the various committees of our board of directors;
•the management continuity planning process;
•the development and recommendation to our board of directors of a set of corporate governance guidelines and assisting our board of directors in complying with them; and
•the evaluation of our board of directors, the various committees of our board of directors, and management.
People, Culture and Compensation Committee Interlocks and Insider Participation
None of the members of our People, Culture and Compensation Committee will be a person who is or has been at any time one of our executive officers or employees. None of our executive officers will serve or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or People, Culture and Compensation Committee.
We are party to certain transactions with the KKR Stockholders and the affiliated KKR Funds and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

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Code of Ethics and Business Conduct
We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our chief executive officer and chief financial and accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

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EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for the fiscal year ended June 30, 2026, or FY 2026, that we provided to each person who served as our principal executive officer or principal financial officer during FY 2026 and our three other most highly compensated executive officers employed at the end of FY 2026, all of whom we refer to collectively as our “NEOs”.
Our NEOs for FY 2026 were as follows:
Calvin McDonald, Chief Executive Officer;
Glenn Murphy, Executive Chairman and Former Interim Chief Executive Officer;
Frank H. Smalla, Chief Financial Officer and Chief Operating Officer;
Hugo Kunetz, Chief Revenue Officer, Hair and Nail;
Yannis Rodocanachi, President of Brands and Chief Marketing Officer; and
Mallory Martino, Chief People Officer.
The People, Culture, and Compensation Committee, or the PCC, of our board of directors is responsible for establishing, implementing and evaluating our employee compensation and benefit programs. The PCC annually evaluates the performance of our executive officers, establishes the annual salaries and annual cash incentive awards for our executive officers and approves equity awards for all of our eligible employees and directors. The PCC’s objective is to ensure that the total compensation paid to our NEOs as well as our other leadership team members is fair, reasonable, competitive and performance-based. Generally, the types of compensation and benefits provided to our NEOs are similar to those provided to other leadership team members. The PCC also periodically reviews and amends our cash-based incentive compensation plans, and our long-term incentive compensation plans, including our equity incentive plans, for all employees, including our executive officers, and evaluates, among other things, whether (i) the performance metrics upon which awards under these plans are based are aligned with our stockholders’ interests and (ii) the results of the plan are aligned with market competitive compensation levels, both individually and in the aggregate.
Executive Compensation Objectives and Philosophy
The goal of our executive compensation program is to create long-term value for our stockholders while at the same time rewarding our executives for superior financial and operating performance and encouraging executive retention. We believe the most effective way to achieve this objective is to design an executive compensation program that rewards the achievement of specific annual, long-term and strategic goals and aligns executives’ interests with those of our stockholders by further rewarding performance above established goals. We use this philosophy as the foundation for evaluating and improving the effectiveness of our executive pay program. The following are the core elements of our executive compensation philosophy:
•Market Competitive: Compensation levels and programs for executives, including our NEOs, should be competitive relative to the industry in which we operate and our peer group (as described below). It is important for us to leverage an understanding of what constitutes competitive pay in our market based on our relative position in the peer group, and build unique strategies to attract the high caliber talent we require to manage and grow the Company;
•Performance-Based: A significant portion of executive compensation is performance-based pay that is “at risk,” based on short-term and long-term goals, which reward both organizational and individual performance; and
•Stockholder-Aligned: Incentives are structured to create a strong alignment between executives and stockholders on both a short-term and a long-term basis.

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By incorporating these elements, we believe our executive compensation program is responsive to our stockholders’ objectives and effective in attracting, motivating and retaining the level of talent necessary to grow and manage our business successfully.
Process for Determining FY 2026 Compensation
The PCC is responsible for overseeing key aspects of the executive compensation program, including executive salaries, goals and payouts under the annual cash incentive plan, the size and structure of equity awards and any executive perquisites or other benefits. The PCC is also responsible for determining the compensation of the Chief Executive Officer and our other executive officers. At the beginning of each fiscal year, the PCC approves financial goals designed to align executive pay with company performance and stockholder interests, provide competitive pay opportunities dependent on performance, retain talent, create optimal stockholder value and mitigate material risk.
In determining the compensation of each NEO (other than the Chief Executive Officer), the PCC seeks the input of the Chief Executive Officer. The Chief Executive Officer provides recommendations at least annually to the PCC regarding the compensation of the other NEOs. The performance of our NEOs is reviewed at least annually by the PCC, with assessments provided by the Chief Executive Officer on all of our NEOs (other than the Chief Executive Officer), and the PCC determines each NEO’s compensation at least annually.
In determining compensation levels for our NEOs, the PCC considers each NEO’s particular position and responsibility and relies upon the judgment and experience of its members, including their knowledge of competitive compensation levels in our industry, and advice from Frederic W. Cook & Co., Inc., or FW Cook, a compensation consulting firm engaged by the Company to provide advice to the PCC regarding executive compensation matters.
In order to assist in ensuring that compensation for our NEOs is competitive within our industry, the PCC worked with FW Cook to establish a compensation peer group for FY 2026 consisting of the following 18 peer companies in our industry with similar revenues and enterprise values:

Bath & Body Works, Inc.	Edgewell Personal Care Company	Signet Jewelers Limited

Church & Dwight Co., Inc.	Helen of Troy Limited	Sonos, Inc.

The Clorox Company	Inter Parfums, Inc.	Spectrum Brands Holdings, Inc.

Coty Inc.	Nu Skin Enterprises, Inc.	Tapestry, Inc.

Crocs, Inc.	Olaplex Holdings, Inc.(1)	Ulta Beauty, Inc.

e.l.f. Beauty, Inc.	Sally Beauty Holdings, Inc.	YETI Holdings, Inc.
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(1)On March 26, 2026, Olaplex Holdings, Inc. announced that it would be acquired by Henkel AG.
In alignment with the considerations described above and based on the advice and information received from FW Cook, including with respect to the FY 2026 compensation peer group described above, the PCC determined the total amount of compensation for our NEOs, and the allocation of total compensation among each of our three main components of compensation described below.
Following this offering, we anticipate that the PCC will directly engage FW Cook as its independent executive compensation consultant to provide the PCC with input and guidance on all components of our executive compensation program, including risk and stockholder alignment, assist the PCC in determining the composition of our peer group, and any changes to our peer group, and advise the PCC with respect to market data for base salary, annual bonus, long-term equity compensation and other competitive pay practices for similarly situated executives in our peer group.

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Relationship of Compensation Practices to Risk Management
Our compensation plans and practices are designed to mitigate the possibility of encouraging excessive risk-taking behavior and the resulting potential impacts. For example, the following features of our executive compensation program mitigate risk:
•Challenging, but attainable goals that are well-defined and communicated;
•Balance of short- and long-term variable compensation tied to a mix of financial and operational objectives; and
•Establishment of controls in the administration of our plans to ensure performance against established company performance metrics is objectively and independently determined.
Considerations in Setting FY 2026 Compensation
The following is a summary of key considerations that affected the development of FY 2026 compensation decisions for our NEOs, and which the PCC believes will continue to affect its compensation decisions in future fiscal years:
Use of Market Data. We establish target compensation levels that are consistent with market practice and internal equity considerations (including position, responsibility and contribution) relative to base salaries, cash bonuses, and long-term equity compensation, as well as with the assessment of the appropriate pay mix for a particular role. We attempt to position ourselves to attract and retain qualified leadership team members in the face of competitive pressures in relevant labor markets.
Emphasis on Performance. Our compensation program provides increased pay opportunity correlated with superior performance over the long term. When evaluating base salary, individual performance is the primary driver that determines each NEO’s annual increase, if any. Historically, we have used annual incentive cash bonuses and equity awards to reward corporate and individual performance.
Importance of Company Results. The PCC determines the amount of cash bonus payable to each NEO under the Wella Annual Incentive Plan, or the Wella AIP, which places significant emphasis on overall Company performance. The PCC believes that executive compensation should be meaningfully tied to enterprise‑level results and has structured the Wella AIP to link incentive compensation outcomes to the achievement of key financial and operational objectives that support the Company’s long‑term strategy. In assessing performance, the PCC considers progress against strategic priorities that are expected to contribute to sustainable value creation, including initiatives related to the Company’s operating performance and asset productivity. This approach is intended to align executive compensation outcomes with the interests of stockholders and the long‑term success of the Company.
Compensation Elements
There are three key components of our executive compensation program for our executives, including our NEOs:
•Base salary;
•Annual incentive bonus; and
•Long-term equity incentive compensation.
In addition to these key compensation elements, our NEOs are provided certain other compensation and benefits. See “—Other Benefits and Perquisites” below for more information.
Base Salary
We pay our NEOs a base salary to provide them with a fixed level of compensation commensurate with the executive’s skill, competencies, experience, contributions, and performance, as well as based on a review of market

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compensation, including the base salaries paid to executives holding corresponding positions in members of the peer group. Base salaries are generally reviewed annually and as needed during the year in connection with promotions, increased responsibilities, or to maintain competitiveness in the market. No formulaic base salary increases are provided to our NEOs.
The base salary for each NEO as in effect at the end of FY 2026 is set forth in the table below:

Name	FY 2026 Base Salary
Calvin McDonald		$1,500,000
Glenn Murphy (1)		$200,000
Hugo Kunetz (2)	$
Frank H. Smalla (3)		$725,000
Yannis Rodocanachi		$676,000
Mallory Martino		$550,000
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(1)Prior to his transition to the role of Executive Chairman on April 2, 2026 upon Mr. McDonald’s commencement of employment as Chief Executive Officer, Mr. Murphy received an annual base salary of $1,100,000 per annum in his capacity as Wella’s Interim Chief Executive Officer. As Executive Chairman, he receives a base salary of $200,000 per annum.
(2)Mr. Kunetz’s FY 2026 base salary of CHF 633,939 has been converted from Swiss francs to U.S. dollars using the conversion rate of       U.S. dollars per Swiss franc on June 30, 2026.
(3)Mr. Smalla’s base salary was increased from $700,000 to $725,000 per annum effective October 1, 2025, as his base salary prior to such increase was below the 50th percentile for the peer group.
Annual Incentive Compensation
Wella Annual Incentive Plan
We maintain the Wella AIP pursuant to which our NEOs are eligible to receive annual cash bonus opportunities designed to reward the achievement of key financial objectives. Target annual incentive opportunities are established as a percentage of base salary and are intended to align executive compensation with the Company’s financial performance and strategic priorities.
The target annual bonus opportunity for each NEO for FY 2026 is set forth in the table below:

Name	FY 2026 Target Bonus Opportunity
Calvin McDonald	150%
Glenn Murphy (1)	100%
Frank H. Smalla	100%
Hugo Kunetz	100%
Yannis Rodocanachi	75%
Mallory Martino	70%
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(1)As Executive Chairman, Mr. Murphy is not eligible to participate in the Wella AIP. In his capacity as Wella’s Interim Chief Executive Officer prior to his transition to the role of Executive Chairman on April 2, 2026, Mr. Murphy was eligible to participate in the Wella AIP with a target annual bonus opportunity equal to 100% of his base salary as Interim Chief Executive Officer.
Bonus payouts under the Wella AIP are based on the achievement of specified financial performance metrics and are subject to continued employment through the bonus payment date, except that prorated payouts will be paid upon retirement, disability or death. The principal financial metrics used under the Wella AIP for FY 2026 are Net Revenue, Adjusted EBITDA, and Unlevered Free Cash Flow (each, as defined below), which measure our revenue growth, profitability and cash generation. Performance against these metrics results in an overall business performance factor, of up to 200%, depending on the level of achievement relative to the applicable performance

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goals. If Adjusted EBITDA is lower than the “Below” performance level, no FY 2026 bonus will be paid under the Wella AIP.
The following table summarizes each performance metric applicable to the Wella AIP for FY 2026, the weighting and threshold, target and maximum goal for each performance metric, and our achievement against the performance metrics for FY 2026.

Performance Metrics	Weight	Performance Levels					Actual Performance	Weighted Payout Percentage
		Significantly Below	Below	Meet	Exceeds	Significantly Exceeds
Net Revenue (1)	50%	$	$	$	$	$	$	%
		0%	25%	50%	75%	100%
Adjusted EBITDA (2)	30%	$	$	$	$	$	$	%
		0%	15%	30%	45%	60%
Unlevered Free Cash Flow (3)	20%	$	$	$	$	$	$	%
		0%	10%	20%	30%	40%
								Business Performance Factor: %
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(1)“Net Revenue” means our gross revenue (sales) less returns, allowances and discounts.
(2)“Adjusted EBITDA” means Net Revenue less our cost of goods sold and operating expenses.
(3)“Unlevered Free Cash Flow” means cash that we generate after cash outflows to support operations and maintain our capital assets, excluding non-cash expenses of the income statement and interest payments, and including spending on equipment and assets as well as changes in working capital.
The table below provides information about each NEO’s target bonus opportunity under the Wella AIP, actual FY 2026 funding level and actual FY 2026 bonus payout under the Wella AIP.

Name	Target Bonus Opportunity	Actual FY 2026 Funding Level	Actual FY 2026 AIP Payout Amount
Calvin McDonald (1)	$2,250,000	%	$
Glenn Murphy (2)	$1,100,000	%	$
Frank H. Smalla	$725,000	%	$
Hugo Kunetz(3)	$	%	$
Yannis Rodocanachi	$507,000	%	$
Mallory Martino	$385,000	%	$
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(1)Mr. McDonald joined the Company as Chief Executive Officer on April 2, 2026. Accordingly, his FY 2026 bonus payout under the Wella AIP was prorated based on his start date.
(2)Mr. Murphy ceased to be eligible to participate in the Wella AIP upon his transition to the role of Executive Chairman on April 2, 2026. Accordingly, his FY 2026 bonus payout under the Wella AIP was prorated based on the portion of FY 2026 during which he served as Wella’s Interim Chief Executive Officer.
(3)Mr. Kunetz’s FY 2026 target bonus opportunity of CHF 633,939 and FY 2026 bonus payout under the Wella AIP have been converted from Swiss francs to U.S. dollars using the conversion rate of       U.S. dollars per Swiss franc on June 30, 2026.
Long-Term Equity Incentive Compensation
WINS Program
We maintain the Wella Incentive Scheme, or the WINS Program, pursuant to which eligible employees are provided an opportunity to participate in the growth of the Company as equity holders by investing in a combination of preferred equity, or Preference B Shares, and ordinary equity, or Ordinary Shares, in RCGL and other affiliated holding vehicles, or the WINS Investment Program, and/or being eligible to receive awards of restricted stock units, or RSUs, of RCGL and other affiliated holding vehicles, or the WINS RSU Program. The WINS Program is

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intended to align the interests of participants with those of the Company’s stockholders by providing participants with the opportunity to participate in the long-term value creation of the Company.
Under the WINS Investment Program, participating employees were offered the opportunity to invest personal funds to acquire a combination of Preference B Shares and Ordinary Shares. Participants generally have acquired their Preference B Shares and a portion of their Ordinary Shares using personal funds, while the Company has funded an additional portion of the Ordinary Shares through a matching component or loan designed to increase participants’ economic participation in the performance of the Company. Each NEO has purchased equity under the WINS Investment Program, except for Mr. McDonald and Ms. Martino, who each joined Wella after our transition to solely making grants of RSUs under the WINS RSU Program in June 2025. Preference B Shares and Ordinary Shares purchased through the WINS Investment Program will be exchanged for fully vested shares of our common stock in connection with the consummation of this offering.
Under the WINS RSU Program, participants are granted RSU awards which, prior to the consummation of this offering, could be settled in cash or Preference B Shares and Ordinary Shares. In addition, certain RSU awards granted to Mr. Murphy under the WINS RSU Program are subject to performance-based vesting or forfeiture provisions that may affect the number of RSUs that ultimately vest in connection with a “liquidity event”, based on the achievement of specified financial performance metrics. Each NEO (except for Mr. Rodocanachi) has received RSU awards under the WINS RSU Program.
RSU awards granted to our NEOs under the WINS RSU Program are generally subject to time-based vesting conditions, pursuant to which RSUs vest in equal annual installments over a specified vesting period, as well as a “liquidity event” requirement, pursuant to which RSUs vest only upon the occurrence of an “IPO” (which this offering will constitute), a “sale” or a “change of control transaction” (each, as defined in the management shareholders’ agreement of RCGL, or the MSA, and, collectively, a liquidity event). Upon the occurrence of a “liquidity event”, only those RSUs that have satisfied the applicable time-based vesting requirements will vest, and any RSUs that have not satisfied the time-vesting requirements will remain outstanding and eligible to vest following such “liquidity event” in accordance with their time-based vesting schedule. In the event of a “sale” or a “change in control transaction”, any unvested RSUs will vest upon such transaction if the purchaser does not assume the unvested RSUs.
RSUs granted under the WINS RSU Program are non-transferable and, following the consummation of this offering, vested RSUs will be settled in shares of our common stock.
Sign-on, Retention and Discretionary Bonuses
From time to time, we may award sign-on, retention and discretionary bonuses to attract or retain executive talent. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers, compensate for relocation and other expenses incurred as a result of joining Wella, or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements, Offer Letters and Service Agreements” below for a description of the sign-on bonus paid to Mr. McDonald in connection with the commencement of his employment with Wella.
Other Benefits and Perquisites
Health and Welfare Benefits
Our NEOs are eligible to participate in the same health and welfare benefit plans generally available to our full-time employees, including insurance programs providing medical, dental, vision, life and accidental death and dismemberment, and disability coverage, and we also offer health savings and flexible spending accounts and employee assistance programs.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Retirement and Pension Benefits
We maintain a 401(k) retirement savings plan for our U.S.-based employees, including our U.S.-based NEOs who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. In FY 2026, we made a matching contribution of 100% of a participant’s elective deferrals to the 401(k) plan, up to 6% of eligible compensation. We believe that our retirement programs serve as an important tool to attract and retain our NEOs and other employees. We also believe that offering the ability to create stable retirement benefits encourages our NEOs and other employees to make a long-term commitment to us.
We do not maintain pension or nonqualified deferred compensation plans in the United States. We maintain defined benefit pension plans in certain of our non-U.S. offices, including in Switzerland. Mr. Kunetz is based in Switzerland and participates in an occupational pension scheme maintained by our Swiss subsidiary, Wella International Operations Switzerland Sàrl. See below under “Pension Benefits” for more information.
Severance Benefits under Employment Agreements or Offer Letters
With the exception of Mr. Murphy, who is not eligible for severance benefits, we have entered into an employment agreement or offer letter with each of our NEOs that provides for severance benefits upon certain terminations of their employment. The PCC believes that agreements providing for severance are necessary to attract and retain executive talent and are a customary component of executive compensation. The material terms of these agreements and offer letters are described below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements, Offer Letters and Service Agreements”. Information on the estimated payments and benefits that our NEOs would have been eligible to receive as of June 30, 2026 upon certain terminations of employment is set forth under “Potential Payments Upon Termination or Change in Control” below.
Perquisites
We maintain a $25,000 annual executive well-being benefit for our U.S.-based executive leadership team, in which Messrs. McDonald, Smalla and Rodocanachi and Ms. Martino participate. Additionally, Mr. McDonald receives reimbursement for (i) up to $15,000 per year to cover the cost of tax preparation and filing support services and (ii) up to $100,000 for the cost of round-trip airfare between New York City and Vancouver, British Columbia during the 18-month period following the commencement of his employment. We provide Mr. McDonald with tax gross-ups in respect of these reimbursements. Mr. Smalla receives reimbursement for reasonable travel expenses between Boston, Massachusetts and New York City, and for lodging in New York City. We provide Mr. Smalla with tax-gross ups in respect of these reimbursements. Mr. Kunetz receives reimbursement for tuition expenses (on a tax grossed-up basis) and tax support and is eligible to receive a car allowance. Mr. Murphy is party to a tax gross-up letter agreement with Rainbow UK Bidco Limited, dated December 15, 2023, pursuant to which he is entitled to a bonus equal to any employment income tax liability due upon the vesting of his RSUs, payable upon an IPO or “sale” of the Company.
See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements, Offer Letters and Service Agreements” below for more information.
Clawback Policy
Effective upon the completion of this offering, we will adopt a compensation recovery policy as required by Rule 10D-1 under the Exchange Act and the corresponding listing standard adopted by      .
Tax and Accounting Implications
The PCC intends to operate its compensation programs with the good faith intention of complying with Section 409A of the Code. We intend to account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Compensation Arrangements to be Adopted in Connection with this Offering
2026 Equity Incentive Plan
Our board of directors expects to adopt, and we expect our stockholders to approve, the 2026 Equity Incentive Plan prior to the completion of the offering, in order to provide a means through which to attract, retain and motivate key personnel. Awards under the 2026 Equity Incentive Plan may be granted to any (i) individual employed by us or our subsidiaries (other than those U.S. employees covered by a collective bargaining agreement unless and to the extent that such eligibility is set forth in such collective bargaining agreement or similar agreement), (ii) director or officer of us or our subsidiaries, or (iii) consultant or advisor to us or our subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act. The 2026 Equity Incentive Plan will be administered by the PCC or such other committee of our board of directors to which it has properly delegated power, or if no such committee exists, our board of directors.
The 2026 Equity Incentive Plan initially reserves       shares for issuance, which is subject to increase on the first day of each fiscal year beginning with the 2028 fiscal year in an amount equal to the lesser of (i) the positive difference, if any, between (x)      % of the outstanding common stock on the last day of the immediately preceding fiscal year and (y) the available plan reserve on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of our common stock as determined by our board of directors; provided, however, that this automatic share reserve increase shall not apply following the 10th anniversary of the effective date of the 2026 Equity Incentive Plan.
All awards granted under the 2026 Equity Incentive Plan will vest and/or become exercisable in such manner and on such date or dates or upon such event or events as determined by the PCC. Awards available for grant under the 2026 Equity Incentive Plan include, non-qualified stock options and incentive stock options, restricted shares of our common stock, restricted stock units, other equity-based awards tied to the value of our shares, and cash-based awards.
Awards other than cash-based awards are generally subject to adjustment in the event of (i) any dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, or other similar transactions or events or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirement. In addition, in connection with any change in control, the Board (or the PCC if delegated the authority to do so by the Board) may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of, acceleration of the vesting of, the exercisability of, or lapse of restrictions on, any one or more outstanding awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the PCC.
Our board of directors may amend, alter, suspend, discontinue, or terminate the 2026 Equity Incentive Plan or any portion thereof at any time, but no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is required under applicable law, (ii) it would materially increase the number of securities which may be issued under the 2026 Equity Incentive Plan (except for adjustments in connection with certain corporate events as described above), or (iii) it would materially modify the requirements for participation in the 2026 Equity Incentive Plan. Any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
All awards granted under the 2026 Equity Incentive Plan are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the PCC and as in effect from time to time and (ii) applicable law.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
2026 Employee Stock Purchase Plan
In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, the 2026 Employee Stock Purchase Plan, or the ESPP, prior to the completion of the offering. The ESPP is intended to promote our best interests and enhance our long-term performance by providing eligible employees with an opportunity to acquire shares of our common stock.
Under the ESPP, we may authorize offerings that qualify as being under an “employee stock purchase plan” under Section 423 of the Code. We may also authorize offerings under the ESPP that are not intended to comply with the requirements of Section 423 of the Code, which may, but are not required to, be made pursuant to any rules, procedures or sub-plans adopted by the PCC or our board of directors for such purpose.
The initial number of shares of our common stock reserved for issuance under the ESPP is       shares (which number of shares will be equal to      % of the total outstanding shares of our common stock at the consummation of this offering), subject to adjustment in accordance with the terms of the ESPP. This share reserve shall automatically be increased on the first day of each fiscal year following the fiscal year in which the effective date of the ESPP occurred, but no sooner than FY 2028, by a number of shares of our common stock equal to the lesser of (i) the positive difference, if any, between (a)       % of the outstanding common stock on the last day of the immediately preceding fiscal year and (b) the available share reserve of the ESPP on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of our common stock as determined by our board of directors. Notwithstanding the foregoing, the total number of shares of our common stock that may be issued pursuant to the rights granted under the component of the ESPP that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code may not exceed       shares, subject to adjustment in accordance with the terms of the ESPP. If a purchase right expires or is terminated, surrendered or canceled without being exercised, in whole or in part, the number of shares subject to the purchase right will again be available for issuance and will not reduce the aggregate number of shares available under the ESPP.
The ESPP will be administered by the PCC unless our board of directors elects to administer the ESPP. The PCC will have full authority to administer the ESPP and make and interpret rules and regulations regarding administration of the ESPP as it may deem necessary or advisable. The PCC or our board of directors may also adopt sub-plans relating to the operation and administration of the ESPP to accommodate the specific requirements of local laws and procedures for jurisdictions outside the United States, the terms of which sub-plans may take precedence over the terms of the ESPP, to the extent provided in the ESPP. To the extent inconsistent with the requirements of Section 423 of the Code, purchase rights offered under any such sub-plan will not be required by the terms of the ESPP to comply with Section 423 of the Code.
The ESPP will become effective on or about the date of this offering. However, no offering periods will commence under the ESPP until such time and subject to such terms and conditions as may be determined by the PCC. The term of the ESPP will continue until terminated by our board of directors or until the date on which all shares available for issuance under the ESPP have been issued.
Subject to the PCC’s ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including Section 16 officers, generally, all of our employees will be eligible to participate in the ESPP if they are employed by us or by a designated company (as defined below) except for any employee who has been employed for less than 12 months (or such lesser period of time as may be determined by the PCC in its discretion); provided that the PCC may determine that citizens or residents of a non-U.S. jurisdiction may be excluded from participation in the ESPP or an offering thereunder if the participation of such employees is prohibited under the laws of the applicable jurisdiction or from participation in the component of the ESPP that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code if complying with the laws of the applicable jurisdiction would cause the ESPP or an offering to violate Section 423 of the Code. No employee will be eligible to participate if, immediately after the purchase right grant, the employee would own stock (including any stock the employee may purchase under outstanding purchase rights) representing 5% or more of the total combined voting power or value of our common stock. A “designated company” is any subsidiary or affiliate of the Company, whether now existing or existing in the future, that has been designated by the PCC from time to time in its sole discretion as eligible to participate in the ESPP. The PCC may designate subsidiaries or affiliates of the Company as

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
designated companies in an offering that does not satisfy the requirements of Section 423 of the Code. For offerings that, when taken together with the ESPP, comply with Section 423 of the Code and the regulations thereunder, only the Company and its subsidiaries may be designated companies; provided, however, that at any given time, a subsidiary that is a designated company under a Section 423 Code-compliant offering will not be a designated company under an offering that does not comply with Section 423 of the Code.
A participant may acquire common stock under the ESPP by authorizing the use of contributions to purchase shares of common stock. Contributions must not exceed 15% of the participant’s total compensation (as defined in the ESPP) (or such lesser percentage of the participant’s total compensation as determined by the PCC). All contributions made by a participant will be credited (without interest) to his or her account. A participant may discontinue plan participation as provided in the ESPP, but a participant may not alter the amount of his or her contributions during an offering period. However, a participant’s contribution election may be decreased to 0% at any time during an offering period to the extent necessary to comply with Section 423 of the Code or the terms of the ESPP. A participant may not make separate cash payments into his or her account except in limited circumstances when the participant is on leave of absence or unless otherwise required by applicable law. A participant may withdraw contributions credited to his or her account during an offering period at any time prior to the last 30 days of the applicable purchase period end date.
The ESPP generally provides for offering periods set by the PCC, with one purchase period in each offering period. The PCC has the authority to change the duration of a purchase period; provided that the change is announced a reasonable period of time prior to its effective date and the purchase period is not greater than 27 months.
On the first day of an offering period, a participant will be granted a purchase right to purchase on the purchase period end date, at the applicable purchase price, the number of shares of common stock as is determined by dividing the amount of the participant’s contributions accumulated as of the last day of the purchase period by the applicable purchase price; provided that (a) no participant may purchase shares of common stock with a fair market value (as of the date of purchase right grant) in excess of $25,000 (or local equivalent) per calendar year in the case of offerings intended to comply with Section 423 of the Code and (b) in no event will the aggregate number of shares subject to purchase rights during a purchase period exceed the number of shares then available under the ESPP or the maximum number of shares available for any single purchase period (as determined by the PCC from time to time).
The purchase price will be 85% (or such greater percentage as may be determined by the PCC prior to the start of any purchase period) of the lesser of (i) the fair market value per share of our common stock as determined on the applicable grant date of the purchase right or (ii) the fair market value per share of our common stock as determined on the applicable purchase period end date (provided that, in no event may the purchase price be less than the par value per share of our common stock). The PCC may determine prior to a purchase period to calculate the purchase price for such period solely by reference to the fair market value of a share on the applicable purchase period end date or applicable grant date of the purchase right, or based on the greater (rather than the lesser) of such values.
A participant’s purchase right to purchase shares of common stock during a purchase period will be exercised automatically on the purchase period end date for that purchase period unless the participant withdraws at least thirty days prior to the end of the purchase period or his or her participation is terminated. On the purchase period end date, a participant’s purchase right will be exercised to purchase that number of shares which the accumulated contributions in his or her account at that time will purchase at the applicable purchase price, but not in excess of the number of shares subject to the purchase right or other ESPP terms. Subject to the terms of the ESPP, a purchase right will generally terminate on the earlier of the date of the participant’s termination of employment or the last day of the applicable purchase period.
A participant will have no rights as a stockholder with respect to our shares that the participant has a purchase right to purchase in any offering until those shares are issued to the participant.
A participant’s rights under the ESPP will be exercisable only by the participant and are not transferable other than by will or the laws of descent or distribution.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
If there is any change in the outstanding shares of our common stock because of a merger, “change in control” (as defined in our 2026 Equity Incentive Plan), consolidation, recapitalization, or reorganization involving the Company, or if our board of directors declares a stock dividend, stock split distributable in shares of common stock or reverse stock split, other distribution or combination or reclassification of our common stock, or if there is a similar change in our capital stock structure affecting our common stock, then the number and type of shares of our common stock reserved for issuance under the ESPP will be correspondingly adjusted and, subject to applicable law, the PCC will make such adjustments to purchase rights or to any ESPP provision as the PCC deems equitable to prevent dilution or enlargement of purchase rights or as may otherwise be advisable. In addition, the PCC’s discretion includes, but is not limited to, the authority to provide for any of, or a combination of any of, the following:
•termination of any outstanding purchase right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (B) the replacement of such outstanding purchase right with other rights or property selected by the PCC in its sole discretion;
•assumption or substitution of purchase rights by a successor entity (or parent or subsidiary of such successor);
•adjustments in the number and type of shares (or other securities or property) subject to outstanding purchase rights under the ESPP and/or in the terms and conditions of outstanding purchase rights and purchase rights that may be granted in the future;
•providing that participants’ accumulated payroll deductions may be used to purchase common stock prior to the next occurring exercise date on such date as the PCC determines in its sole discretion and the participants’ purchase rights under the ongoing offering period(s) shall be terminated; or
•providing that all outstanding purchase rights shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.
The ESPP may be amended, altered, suspended, and/or terminated at any time by our board of directors; provided, that approval of an amendment to the ESPP by our stockholders will be required to the extent, if any, that stockholder approval of such amendment is required by applicable law. The PCC may (subject to the provisions of Section 423 of the Code and the ESPP) amend, alter, suspend, and/or terminate any purchase right granted under the ESPP, prospectively or retroactively, but (except as otherwise provided in the ESPP) such amendment, alteration, suspension, or termination of a purchase right may not, without the written consent of a participant with respect to an outstanding purchase right, materially adversely affect the rights of the participant with respect to the purchase right. In addition, the PCC has unilateral authority to (a) subject to the provisions of Section 423 of the Code, amend the ESPP and any purchase right (without participant consent) to the extent necessary to comply with applicable law or changes in applicable law and (b) make adjustments to the terms and conditions of purchase rights in recognition of unusual or nonrecurring events affecting us or any parent or subsidiary corporation (each, as defined under Section 424 of the Code), or our financial statements (or those of any parent or subsidiary corporation), or of changes in applicable law, or accounting principles, if the PCC determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits intended to be made available under the ESPP or necessary or appropriate to comply with applicable accounting principles or applicable law.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Summary Compensation Table
The following table provides summary information concerning compensation earned by our NEOs for services rendered for FY 2026.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value ($)	All Other Compensation ($)(5)	Total ($)
Calvin McDonald	2026
Chief Executive Officer
Glenn Murphy	2026
Executive Chairman & Former Interim Chief Executive Officer
Frank H. Smalla	2026
Chief Financial Officer and Chief Operating Officer
Hugo Kunetz	2026
Chief Revenue Officer, Hair and Nail
Yannis Rodocanachi	2026
President of Brands and Chief Marketing Officer
Mallory Martino	2026
Chief People Officer
__________________
(1)Amounts reported in this column represent the NEO’s base salary earned during FY 2026.
(2)Amounts reported in this column represents (i) the one-time signing bonus paid to Mr. McDonald in connection with his appointment as Chief Executive Officer and (ii) a bonus Ms. Martino was entitled to receive under the Martino offer letter because we had not completed an initial public offering by October 2025.
(3)Amounts reported in this column represent the grant date fair value of the RSUs granted to our NEOs under the WINS RSU Program during FY 2026, computed in accordance with ASC Topic 718. For information regarding the assumptions used in determining the fair value of these awards, please refer to Note 17, “Stock-Based Compensation” of the audited consolidated financial statements included elsewhere in this prospectus.
(4)Amounts reported in this column reflect annual cash incentive awards earned by each NEO pursuant to the Wella AIP for FY 2026. For Mr. Murphy and Mr. McDonald, such amounts have been prorated based on their periods of service as Interim Chief Executive Officer and Chief Executive Officer, respectively, during FY 2026.
(5)Amounts reported in this column represent the following for the NEOs in FY 2026: (i) Mr. McDonald, the executive wellbeing benefit, tax preparation services, travel stipends, tax gross-ups, and employer matching contributions under our 401(k) plan , (ii) Mr. Smalla, the executive wellbeing benefit, travel and housing stipends, tax gross-ups, and employer matching contributions under our 401(k) plan, (iii) Mr. Kunetz, tax preparation services, car allowance, tax gross-ups, and education allowance, and (iv) Mr. Rodocanachi and Ms. Martino, the executive wellbeing benefit and employer matching contributions under our 401(k) plan.
Grants of Plan-Based Awards in FY 2026
The following table provides information with respect to grants of plan-based awards to our NEOs during FY 2026.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Grant Date Fair Value of Stock Awards(3) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Calvin McDonald
Glenn Murphy
Frank H. Smalla
Hugo Kunetz(4)
Yannis Rodocanachi
Mallory Martino

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
__________________
(1)The amounts reported in this column reflect the cash incentive award opportunity range under the Wella AIP, the terms of which are summarized under “—Compensation Discussion and Analysis—Annual Incentive Compensation” above. For Mr. Murphy and Mr. McDonald, such amounts have been prorated based on their periods of service as Interim Chief Executive Officer and Chief Executive Officer, respectively, during FY 2026.
(2)The RSUs granted to Messrs. McDonald and Murphy and Ms. Martino in FY 2026 are reported in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column because the awards are subject to a “liquidity event” vesting requirement. See above under “—Long-Term Equity Incentive Compensation—WINS Program” for more information. This “liquidity event” vesting requirement will be satisfied in connection with this offering.
(3)Amounts reported in this column represent the grant date fair value of the RSUs granted to our NEOs under the WINS RSU Program during FY 2026, computed in accordance with ASC Topic 718. For information regarding the assumptions used in determining the fair value of these awards, please refer to Note 17, “Stock-Based Compensation” of the audited consolidated financial statements included elsewhere in this prospectus.
(4)Amounts shown for Mr. Kunetz have been converted from Swiss francs to U.S. dollars using the conversion rate of       U.S. dollars per Swiss franc on June 30, 2026.
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table
Employment Agreements, Offer Letters and Service Agreements
Calvin McDonald
Wella Operations US LLC entered into an offer letter with Mr. McDonald, dated January 29, 2026, which we refer to as the McDonald offer letter, pursuant to which Mr. McDonald serves as Wella’s Chief Executive Officer. The McDonald offer letter provides for (i) an annual base salary of $1,500,000, (ii) eligibility for an annual bonus under the Wella AIP with a target amount equal to 150% of annual base salary and a maximum opportunity of 200%, (iii) a one-time signing bonus of $600,000, to be repaid within 30 days of termination if Mr. McDonald is terminated for “cause” or resigns without “good reason” (each, as defined in the McDonald offer letter) within 24 months following his commencement of employment, (iv) an annual executive well-being benefit of $25,000, and(v) reimbursement and tax gross up for (a) the cost of tax preparation and filing services up to a maximum of $15,000 per year and (b) travel between New York City, New York and Vancouver, British Columbia during the 18-month period following the commencement of his employment, up to a maximum of $100,000 in the aggregate.
Pursuant to the terms of the McDonald offer letter, if Mr. McDonald’s employment is terminated by the Company without “cause” or Mr. McDonald resigns for “good reason”, subject to execution of a general release of claims and continued compliance with his restrictive covenant obligations to the Company, Mr. McDonald is entitled to receive the following severance benefits: (i) 12 months of base salary continuation, (ii) payment of a pro-rata portion of Mr. McDonald’s annual target bonus under the Wella AIP for the year of termination, based on the number of days of service completed in such year through his termination date, and (iii) payment of any unpaid annual bonus under the Wella AIP in respect of a completed fiscal year based on actual performance achieved.
In connection with the commencement of his employment with Wella, Mr. McDonald executed a confidentiality, non-competition and non-solicitation agreement that contains restrictive covenants, including confidentiality, assignment of intellectual property, and non-competition and employee, customer, vendor and supplier non-solicitation covenants. The confidentiality covenant has an indefinite term. The non-competition and non-solicitation covenants apply during employment and for a period of 12 months following termination of employment.
Glenn Murphy
RGCL and Rainbow UK Bidco Limited entered into a letter of appointment with Mr. Murphy, dated January 31, 2023, as amended on January 31, 2025 and February 10, 2026, which agreement, as amended, we refer to as the Murphy letter of appointment. Mr. Murphy served as Wella’s Interim Chief Executive Officer during the portion of FY 2026 prior to Mr. McDonald’s commencement of employment as Wella’s Chief Executive Officer on April 2, 2026, upon which date Mr. Murphy transitioned to the role of Executive Chairman. The Murphy letter of appointment provides that, during his service as Wella’s Interim Chief Executive Officer, Mr. Murphy was entitled to receive an annual base salary of $1,100,000 and, upon his transition to the role of Executive Chairman, his base salary was decreased to $200,000 per year. Further, Mr. Murphy was eligible to participate in the Wella AIP on a

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
prorated basis in respect of the portion of FY 2026 during which he served as Interim Chief Executive Officer and ceased to be eligible to participate in the Wella AIP upon his transition to the role of Executive Chairman.
The Murphy letter of appointment provides that Mr. Murphy’s service as Wella’s Executive Chairman will automatically terminate upon the earlier of (i) the second anniversary of the consummation of an initial public offering (which this offering will constitute) and (ii) the six-month anniversary of the closing of a “sale” of the Company.
The Murphy letter of appointment contains restrictive covenants, including confidentiality, non-competition and employee non-solicitation covenants. The confidentiality covenant has an indefinite term. The non-competition and non-solicitation covenants apply during employment and for a period of 12 months following termination of employment.
Mr. Murphy is also party to a tax gross-up letter agreement with Rainbow UK Bidco Limited, dated December 15, 2023, pursuant to which he is entitled to a bonus equal to any employment income tax liability due upon the vesting of his RSUs, payable upon an “IPO” (which this offering will constitute) or “sale” of the Company.
Frank H. Smalla
Wella Operations US LLC entered into an offer letter with Mr. Smalla, dated March 2, 2023, as amended on February 27, 2026, which we refer to as the Smalla offer letter, pursuant to which Mr. Smalla serves as Wella’s Chief Financial Officer and Chief Operating Officer. The Smalla offer letter provides for (i) an initial annual base salary of $700,000 ($725,000 as of FY 2026), (ii) eligibility for an annual bonus under the Wella AIP with a target amount equal to 100% of annual base salary, (iii) an annual executive well-being benefit of $25,000, (iv) reimbursement of reasonable travel costs between Boston and New York, including airfare and transportation, in accordance with our travel and expense policies, (v) reimbursement of lodging expenses incurred during Mr. Smalla’s working time in New York, which may be provided in the form of rent reimbursement of up to $6,000 per month or hotel accommodations in accordance with our travel and expense policies, and (vi) a tax gross-up in respect of such travel and lodging benefits.
Pursuant to the terms of the Smalla offer letter, if Mr. Smalla’s employment is terminated by the Company without “cause” or Mr. Smalla resigns for “good reason” (each, as defined in the Smalla offer letter), Mr. Smalla is entitled to receive the following severance benefits: (i) 12 months of base salary continuation, (ii) payment of a pro-rata portion of Mr. Smalla’s annual target bonus under the Wella AIP for the year of termination, based on the number of days of service completed in such year through his termination date, and (iii) payment of any unpaid annual bonus under the Wella AIP in respect of a completed fiscal year based on actual performance achieved .
Mr. Smalla has executed a confidentiality and inventions assignment agreement that contains an indefinite confidentiality covenant.
Hugo Kunetz
Wella International Operations Switzerland Sàrl entered into an employment agreement with Mr. Kunetz, dated           , 2026, which we refer to as the Kunetz employment agreement, pursuant to which Mr. Kunetz serves as Wella’s Chief Revenue Officer, Hair and Nail. The Kunetz employment agreement provides for (i) an annual base salary of CHF 633,939, (ii) eligibility for an annual bonus under the Wella AIP with a target amount equal to 100% of annual base salary, (iii) reimbursement of education costs of up to CHF 55,000 annually for Mr. Kunetz’s children until the earlier of (x) July 2027, or (y) his children enrolling in university or attaining age 18, (iv) tax gross-ups in respect of such reimbursement of education costs, (v) reimbursement of the cost of tax preparation services, and (vi) a car allowance of up to CHF 1,900 per month.
Pursuant to the terms of the Kunetz employment agreement, if Mr. Kunetz’s employment is terminated by the Company without “cause” or Mr. Kunetz resigns for “good reason” (each, as defined in the Kunetz employment agreement), subject to execution of a general release of claims and continued compliance with his restrictive covenant obligations to the Company, Mr. Kunetz is entitled to receive the following severance benefits: (i) 12 months of base salary continuation, (ii) payment of a pro-rata portion of Mr. Kunetz’s annual target bonus under the

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Wella AIP for the year of termination, based on the number of days of service completed in such year through his termination date, and (iii) payment of any unpaid annual bonus under the Wella AIP in respect of a completed fiscal year based on actual performance achieved.
Mr. Kunetz has executed a confidentiality, non-competition and non-solicitation agreement that contains restrictive covenants, including confidentiality, assignment of intellectual property, and non-competition and employee, customer, vendor and supplier non-solicitation covenants. The confidentiality covenant has an indefinite term. The non-competition and non-solicitation covenants apply during employment and for a period of six months and 12 months following termination of employment, respectively. However, pursuant to Swiss law, if the Company terminates Mr. Kunetz’s employment without good cause (as defined under Swiss law), the non-competition covenant will cease to apply following termination of employment.
In the event that Mr. Kunetz is prevented from accepting an offer of employment, consultancy, directorship or other remunerative engagement from a competing business or other entity by reason of the non-competition covenant, the Company is required to pay Mr. Kunetz a monthly payment equal to his monthly base salary less applicable statutory and customary payroll deductions for each month during which the non-competition covenant remains in effect. The non-competition payment is not required to be paid in respect of any month or part thereof during which Mr. Kunetz is placed on garden leave. The non-competition payment will be reduced by the amount of any pay lieu of notice provided to him and by the amount of gross remuneration and benefits received by Mr. Kunetz from any source during the applicable period. The Company’s obligation to provide the non-competition payment to Mr. Kunetz will cease upon the waiver of the non-competition covenant by the Company or the breach by Mr. Kunetz of his obligations under the non-competition covenant.
Yannis Rodocanachi
Wella Operations US LLC entered into an offer letter with Mr. Rodocanachi, dated           , 2026, which we refer to as the Rodocanachi offer letter, pursuant to which Mr. Rodocanachi serves as Wella’s President of Brands and Chief Marketing Officer. The Rodocanachi offer letter provides for (i) an annual base salary of $676,000, (ii) eligibility for an annual bonus under the Wella AIP with a target amount equal to 75% of annual base salary, and (iii) an annual executive well-being benefit of $25,000.
Pursuant to the terms of the Rodocanachi offer letter, if Mr. Rodocanachi’s employment is terminated by the Company without “cause” or Mr. Rodocanachi resigns for “good reason” (each, as defined in the Rodocanachi offer letter), subject to execution of a general release of claims and continued compliance with his restrictive covenant obligations to the Company, Mr. Rodocanachi is entitled to receive the following severance benefits: (i) an amount equal to the sum of 12 months of his base salary and 12 months of his target bonus opportunity under the Wella AIP, payable over a period of 12 months, (ii) payment of a pro-rata portion of Mr. Rodocanachi’s annual target bonus under the Wella AIP for the year of termination, based on the number of days of service completed in such year through his termination date, and (iii) payment of any unpaid annual bonus under the Wella AIP in respect of a completed fiscal year based on actual performance achieved.
Further, if Mr. Rodocanachi’s employment is terminated as a result of his death, in addition to payment of earned but unpaid base salary, vested or accrued benefits and unreimbursed expenses, Mr. Rodocanachi’s estate will be entitled to receive payment of any unpaid annual bonus under the Wella AIP in respect of a completed fiscal year based on actual performance achieved.
Mr. Rodocanachi has executed a confidentiality, non-competition and non-solicitation agreement that contains restrictive covenants, including confidentiality, assignment of intellectual property, and non-competition and employee, customer, vendor and supplier non-solicitation covenants. The confidentiality covenant has an indefinite term. The non-competition and non-solicitation covenants apply during employment and for a period of 12 months following termination of employment.
Mallory Martino
Wella Operations US LLC entered into an offer letter with Ms. Martino, dated September 25, 2024, which we refer to as the Martino offer letter, pursuant to which Ms. Martino serves as Wella’s Chief People Officer. The

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Martino offer letter provides for (i) an annual base salary of $550,000, (ii) eligibility for an annual bonus under the Wella AIP with a target amount equal to 70% of annual base salary, (iii) a one-time signing bonus of $600,000, to be repaid within 30 days of termination if Ms. Martino is terminated for “cause” or resigns without “good reason” (each, as defined in the Martino offer letter) within 24 months following her commencement of employment on November 4, 2024, and (iv) an annual executive well-being benefit of $25,000. Further, the Martino offer letter provides that Ms. Martino is entitled to receive certain cash payments in the event that the Company has not consummated an initial public offering (which this offering will constitute) by specified dates, with $100,000 paid to her in October 2025 and an additional $200,000 payable to her if an initial public offering of the Company does not occur by October 2026.
Pursuant to the terms of the Martino offer letter, if Ms. Martino’s employment is terminated by the Company without “cause” or Ms. Martino resigns for “good reason”, subject to execution of a general release of claims and continued compliance with her restrictive covenant obligations to the Company, Ms. Martino is entitled to receive the following severance benefits: (i) 12 months of base salary continuation, (ii) a pro-rata portion of Ms. Martino’s annual target bonus under the Wella AIP for the year of termination, based on the number of days of service completed in such year through her termination date, and (iii) payment of any unpaid annual bonus under the Wella AIP in respect of a completed fiscal year based on actual performance achieved.
In connection with the commencement of her employment with the Company, Ms. Martino executed a confidentiality, non-competition and non-solicitation agreement that contains restrictive covenants, including confidentiality, assignment of intellectual property, and non-competition and employee, customer, vendor and supplier non-solicitation covenants. The confidentiality covenant has an indefinite term. The non-competition and non-solicitation covenants apply during employment and for a period of six months following termination of employment.
Equity Awards Granted to NEOs in FY 2026
Calvin McDonald
Mr. McDonald received an RSU award under the WINS RSU Program covering 567,677 Ordinary Shares on April      , 2026. These RSUs vest 25% annually over four years, subject to his continued service with the Company and the “liquidity event” requirement described under “—Long-Term Equity Incentive Compensation—WINS Program” above. Upon a “sale” or a “change of control transaction” (each, as defined in the MSA), the portion of Mr. McDonald’s RSUs that will be deemed to have satisfied the applicable time-vesting requirements will instead be calculated as follows: 25% if the transaction occurs on or before April 2, 2027; 50% if the transaction occurs on or before April 2, 2028; and 100% if the transaction occurs on or before April 2, 2029.
Glenn Murphy
Mr. Murphy received an RSU award under the WINS RSU Program granting a number of RSUs covering Ordinary Shares in an amount that is calculated pursuant to a formula set forth in the award agreement that is based upon the total number of RSUs granted to him prior to such grant. These RSUs vest in equal annual installments over three years from January 1, 2026, subject to his continued service with the Company and the “liquidity event” requirement described under “—Long-Term Equity Incentive Compensation—WINS Program” above.
In addition, Mr. Murphy received a separate RSU award under the WINS RSU Program covering 220,000 Ordinary Shares on February 10, 2026. With respect to 113,333 Ordinary Shares, such RSUs vest in equal annual installments over four years from January 31, 2025 and, with respect to 106,667 Ordinary Shares, such RSUs vest following an “IPO” (which this offering will constitute) only upon the achievement by the KKR Investor (as defined in the WINS RSU Program) of a multiple on invested capital of 2.25x or greater, in each case, subject to his continued service with the Company “—Long-Term Equity Incentive Compensation—WINS Program” above.
Further, on February 10, 2026, the Company amended certain terms of RSU awards previously granted to Mr. Murphy on December 15, 2023, under the WINS RSU Program. The amendments revise the vesting and settlement provisions applicable to such awards in connection with a “liquidity event” and certain termination scenarios. Under the amended terms, in the event of a “sale”, the “liquidity event” requirement is satisfied and, so long as the “sale” is

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
for at least 80% of the Company (by reference to EBITDA, whether through one or multiple transactions), the time-vesting requirement is satisfied on a proportional basis. For example, in the event of a “sale” of 80% of the Company, 80% of the awarded RSUs will vest. The amendments further revise the treatment of RSUs upon cessation of employment such that, where Mr. Murphy ceases to be engaged as Executive Chairman of Wella and has not been terminated for “cause”, any RSUs that have not met the time-vesting requirement will lapse and receive no consideration, and any RSUs that have met the time-vesting requirement will remain subject to satisfaction of the “liquidity event” requirement in order to vest.
Mallory Martino
Ms. Martino received an RSU award under the WINS RSU Program covering 28,383 Ordinary Shares on February 21, 2026. These RSUs vest in equal annual installments over three years from the grant date, subject to her continued service with the Company and the “liquidity event” requirement described under “—Long-Term Equity Incentive Compensation—WINS Program” above.
Outstanding Equity Awards at 2026 Fiscal Year End
The following table includes certain information with respect to outstanding equity awards held by our NEOs as of the end of FY 2026.

Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested(1) (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units, or Other Rights That Have Not Vested(2) ($)
Calvin McDonald
Glenn Murphy
Frank H. Smalla
Hugo Kunetz
Yannis Rodocanachi
Mallory Martino
__________________
(1)The amounts reported in this column reflect outstanding unvested awards granted to our NEOs under the WINS Program as of June 30, 2026.
(2)The amounts reported in this column reflect the market value of the shares underlying outstanding unvested awards under the WINS Program based on the following share prices as of June 30, 2026:      .
Pension Benefits

Name	Plan Name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
Hugo Kunetz	FCT Occupational Pension Scheme
We intend to describe the material terms of the occupational pension scheme in which Mr. Kunetz participates in a subsequent pre-effective amendment to this registration statement.
Option Exercises and Stock Vested During FY 2026
The Company does not grant stock options, and no RSUs or WINS Investment Program shares held by the NEOs vested during FY 2026.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Potential Payments Upon Termination or Change in Control
Severance Benefits Upon Termination
With the exception of Mr. Murphy, who is not eligible for severance benefits, we have entered into an employment agreement or offer letter with each of our NEOs that provides for severance benefits upon certain terminations of employment, whether or not in connection with a change of control. The material terms of these agreements are described above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements, Offer Letters and Service Agreements”.
Treatment of Equity Awards Upon Termination
Preference B Shares and Ordinary Shares that have been purchased by each of our NEOs (except for Mr. McDonald and Ms. Martino) under the WINS Investment Program are subject to repurchase pursuant to the leaver provisions contained in the MSA. If, prior to an “IPO” (which this offering will constitute), “sale”, or “change in control transaction”, a participant in the WINS Program is terminated without “cause” or resigns in circumstances which would constitute “constructive dismissal” (or equivalent under local law), their termination is treated as an “intermediate leaver”, and any unvested Preference B Shares and Ordinary Shares would be subject to repurchase by the Company. However, following the consummation of this offering and the exchange of such Preference B Shares and Ordinary Shares for shares of our common stock in connection with this offering, such shares of our common stock will cease to be subject to repurchase under the MSA.
RSU awards granted to our NEOs are subject to the leaver provisions contained in the WINS RSU Program and the MSA that apply prior to a “liquidity event” (which this offering will constitute) and determine the vesting and settlement of outstanding RSUs on termination of employment. As defined in the MSA, (i) a “good leaver” is a participant whose employment terminates due to death or permanent disability, or in connection with the participant’s employer ceasing to be a business division or subsidiary of the Company, (ii) an “intermediate leaver” is a participant whose employment is terminated by the employer without “cause” or due to a global reduction in headcount of at least 15%, who resigns in circumstances which would constitute “constructive dismissal” (or equivalent under local law) or, with respect to certain managerial participants, is terminated by mandatory retirement, and (iii) a “bad leaver” is a participant whose employment terminates in circumstances where he or she is not a “good” or “intermediate” leaver, or due to bankruptcy. In general, unvested RSUs held by “bad leavers” lapse for no consideration. If a participant’s employment terminates in circumstances where he or she is an “intermediate leaver”, then 50% of any time-vested RSUs and 100% of any unvested RSUs held by the participant are forfeited (except as provided below with respect to certain NEOs). If a participant’s employment terminates in circumstances where he or she is a “good leaver”, RSUs that have met the time-vesting requirements fully vest at the time of termination and 100% of any unvested RSUs held by the participant are forfeited (except as provided below with respect to certain NEOs). Following this offering, these leaver provisions will cease to apply (as the liquidity event vesting requirement has been satisfied) and RSUs that remain unvested upon the termination of an NEO’s employment for any reason will be forfeited (except as provided below with respect to Mr. Smalla).
Glenn Murphy
In the event Mr. Murphy ceases to be engaged as Wella’s Executive Chairman prior to the consummation of this offering and has not been terminated for “cause” (as defined in the MSA), any RSUs that have not satisfied the applicable time-vesting requirement will lapse for no consideration, and any RSUs that have satisfied the applicable time-vesting requirement at the time of such termination will remain outstanding and eligible to vest upon the consummation of this offering.
Frank H. Smalla
In the event Mr. Smalla ceases to be engaged by the Company and becomes an “intermediate leaver”, his RSUs granted on April 25, 2023 will continue to vest in accordance with the applicable time-vesting schedule, pursuant to which 20% of the RSUs vest on the first anniversary of the grant date and 20% vest on each anniversary thereafter, subject to the occurrence of a “liquidity event” (which this offering will constitute).

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Treatment of Equity Awards Upon Change in Control or Liquidity Event
WINS Investment Program
Preference B Shares and Ordinary Shares acquired under the WINS Investment Program are generally subject to time-based vesting conditions, pursuant to which the shares vest in equal annual installments over a five-year vesting period and accelerate and fully vest upon the occurrence of an “exit”, which the consummation of this offering will constitute.
RSUs
The vesting of RSU awards is generally subject to the occurrence of a “liquidity event” (which is defined as an “IPO”) (which this offering will constitute), a “sale” or a “change of control transaction”. Upon the occurrence of a “liquidity event”, except as provided below, only those RSUs that have satisfied the applicable time-based vesting requirements will vest, and any RSUs that have not satisfied the time-vesting requirements will remain outstanding and eligible to vest following such “liquidity event” in accordance with their time-based vesting schedule. Certain RSU awards granted to Mr. Murphy include performance-based vesting or forfeiture provisions that may affect the number of RSUs that ultimately vest upon the occurrence of such “liquidity event”. See below for more information. In addition, if a purchaser in a “sale” or “change in control transaction” refuses to assume unvested RSUs, all such RSUs will vest upon the closing of such transaction.
Calvin McDonald
With respect to the RSUs granted to Mr. McDonald on April      , 2026, upon a “sale” or a “change of control transaction”, the portion of Mr. McDonald’s RSUs that will be deemed to have satisfied the applicable time-vesting requirements will instead be calculated as follows: 25% if the transaction occurs on or before April 2, 2027; 50% if the transaction occurs on or before April 2, 2028; and 100% if the transaction occurs on or before April 2, 2029.
Glenn Murphy
With respect to the RSUs granted to Mr. Murphy on December 15, 2023, as amended on February 10, 2026, and the RSUs granted to Mr. Murphy on February 10, 2026 covering 113,333 Ordinary Shares, in the event of a “sale”, the “liquidity event” requirement is satisfied and, so long as the “sale” is for at least 80% of the Company (by reference to EBITDA, whether through one or multiple transactions), the time-vesting requirement is satisfied on a proportional basis. For example, in the event of a “sale” of 80% of the Company, 80% of the awarded RSUs will vest. In addition, with respect to the RSUs granted to Mr. Murphy on December 15, 2023 which vest based on the multiple on invested capital achieved by the KKR Investor, as amended on February 10, 2026, a portion of such vested RSUs may be forfeited immediately prior to an “IPO” (which this offering will constitute) based on the multiple on invested capital achieved by the KKR Investor in connection with such “IPO”. Further, with respect to the RSUs granted to Mr. Murphy on February 10, 2026 which vest based on the multiple on invested capital achieved by the KKR Investor, following an “IPO”, such RSUs will vest solely upon the receipt by the KKR Investor of aggregate cash proceeds resulting in the achievement of a multiple on invested capital of 2.25x or greater, subject to Mr. Murphy’s continued service with the Company.
Frank H. Smalla
With respect to the RSUs granted to Mr. Smalla, all such RSUs will vest upon the occurrence of a “liquidity event” (which this offering will constitute).
Potential Payments Upon Termination or Change in Control Table
In accordance with SEC rules, the table below summarizes the payments that would be made to our NEOs upon the occurrence of certain qualifying terminations of employment, assuming such NEO’s termination of employment with the Company occurred on June 30, 2026 and, where relevant, that a change of control of the Company occurred on June 30, 2026. Amounts shown in the table below do not include (1) accrued but unpaid salary and (2) other benefits earned or accrued by the NEOs during their employment that are available to all salaried employees.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Potential Payments Upon Termination without Cause or for Good Reason

Name	Payment Type	Termination without Cause or for Good Reason(1) ($)
Calvin McDonald	Cash Severance
Pro Rata Bonus
Total
Glenn Murphy	Cash Severance	—
	Pro Rata Bonus	—
	Total	—
Frank H. Smalla	Cash Severance
Pro Rata Bonus
Total
Hugo Kunetz	Cash Severance
Pro Rata Bonus
Total
Yannis Rodocanachi	Cash Severance
Pro Rata Bonus
Total
Mallory Martino	Cash Severance
Pro Rata Bonus
Total
__________________
(1)Each of our NEOs, other than Mr. Murphy, is entitled to cash severance upon a termination of the NEO’s employment by the Company without “cause” or upon the NEO’s resignation for “good reason” pursuant to the terms of their offer letter or employment agreement, as applicable. The amounts reported in this column reflect the estimated severance payments that would be payable to each NEO if a qualifying termination occurred on June 30, 2026, including the pro rata portion of the bonus due to each NEO under the Wella AIP upon a termination due to death, disability, or retirement. See above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements, Offer Letters and Service Agreements” for information regarding the terms of these severance benefits.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Potential Payments Upon a Liquidity Event

Name	Payment Type	Liquidity Event(1) ($)
Calvin McDonald(2)	Value of Vested RSUs
Total
Glenn Murphy	Value of Vested RSUs
Value of Vested Preference B Shares
Value of Vested Ordinary Shares
Total
Frank H. Smalla (3)	Value of Vested RSUs
Value of Vested Preference B Shares
Value of Vested Ordinary Shares
Total
Hugo Kunetz	Value of Vested RSUs
Value of Vested Preference B Shares
Value of Vested Ordinary Shares
Total
Yannis Rodocanachi	Value of Vested Preference B Shares
Value of Vested Ordinary Shares
Total
Mallory Martino	Value of Vested RSUs
Total
__________________
(1)The amounts reported in this column reflect the value of the RSUs, Ordinary Shares and Preference B Shares held by each NEO that would become vested under the terms of the WINS Program if a “liquidity event” occurred on June 30, 2026, assuming the following:     .
(2)With respect to the RSUs granted to Mr. McDonald on April      , 2026, if a “sale” or a “change of control transaction” occurred on June 30, 2026, 25% of such RSUs would satisfy the time-vesting requirements and would vest upon such “sale” or “change of control transaction”, with a value of $     .
(3)The amount reported in this colu9mn reflects the value of 40% of the RSUs granted to Mr. Smalla, which remain unvested as of June 30, 2026 and would fully vest upon a “liquidity event” occurring on June 30, 2026.
Director Compensation
The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-employee directors who are not employed by KKR for services rendered to us during FY 2026. None of the directors who are employed by KKR are compensated by the Company for their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)(2) ($)	Total ($)
Sir Roger Carr
Lea-Sophie Cramer
Fara Howard
Malaika Myers
Jodi Taylor
__________________
(1)Amounts reported in this column represent the grant date fair value of the RSUs granted to our non-employee directors under the WINS RSU Program during FY 2026, computed in accordance with ASC Topic 718. For information regarding the assumptions used in determining the fair value of these awards, please refer to Note 17, “Stock-Based Compensation” of the audited consolidated financial statements included elsewhere in this prospectus.
(2)As of the end of FY 2026, the number of outstanding RSUs held by our non-employee directors was as follows:      .

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
In addition to the compensation described above, each of our non-employee directors were offered reimbursement for reasonable, documented out-of-pocket expenses in connection with performing their duties.
Our board of directors intends to adopt a policy with respect to the compensation payable to our non-employee directors upon consummation of this offering pursuant to which each non-employee director will be eligible to receive annual compensation for his or her service in accordance with market practice. We intend to describe the material terms of such policy in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.
Equity Awards
Mses. Taylor, Myers, Howard, Cramer and Mr. Carr were granted RSUs under the WINS RSU Program governed by the rules applicable to directors, which were adopted on June 21, 2022, and subsequently amended on June 12, 2025. Each RSU represents the right to receive shares of RCGL and other affiliated holding vehicles on satisfaction of vesting criteria. RSUs vest upon the satisfaction of both a time-based vesting condition and a “liquidity event” requirement, with the time-based condition satisfied on the one-year anniversary of the applicable grant date, subject to the director’s continued service through such date, and the “liquidity event” requirement satisfied upon the occurrence of a “liquidity event”, which this offering will constitute. Upon cessation of service, the vesting and settlement of outstanding RSUs are determined by reference to the director’s leaver status (e.g., “good leaver”, “intermediate leaver” or “bad leaver” (each, as defined in the MSA)). In general, unvested RSUs held by “intermediate leavers” or “bad leavers” lapse for no consideration. In addition, Mr. Carr has acquired a combination of Preference B Shares and Ordinary Shares pursuant to the WINS Investment Program.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Stockholders Agreement
In connection with this offering, we intend to enter into a new stockholders’ agreement, or the Stockholders Agreement, with the KKR Stockholders, granting them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding common stock. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement with the KKR Stockholders, or the Registration Rights Agreement, granting them certain registration rights. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.
Monitoring Agreements
On November 30, 2020, in connection with the acquisition of Waves UK DivestCo Limited, our predecessor entity, we entered into the Monitoring Agreements with each of Kohlberg Kravis Roberts & Co. L.P., or the KKR Manager, and Coty, or the Coty Manager and, together with the KKR Manager, the Manager, pursuant to which the Manager provides management, consulting and financial services to us. In accordance with the terms of the Monitoring Agreements, we and the Manager agreed that the Manager will provide such services as agreed from time to time, including, but not limited to, general management consulting services, assistance with identification, analysis and execution of acquisitions, dispositions and financing alternatives, assistance with the development and analysis of financial projections and assistance with the search for and recruiting of new executives. We recognized advisory fees related to the Monitoring Agreement of approximately $                 , $5.0 million and $4.5 million for the years ended June 30, 2026, 2025 and 2024, respectively, 75% of which were paid to the KKR Manager and 25% of which were paid to the Coty Manager, respectively. These expenses are included in selling, general and administrative expenses in the consolidated statements of operations.
The Monitoring Agreement continues in effect from year-to-year, unless amended or terminated by the Manager and us. The Monitoring Agreement with the Coty Manager was terminated in December 2025 and we paid to Coty $0.3 million in connection with such termination. The Monitoring Agreement with the KKR Manager terminates automatically upon the consummation of an initial public offering, including this offering, unless we elect otherwise. In the event of such a termination, if the KKR Stockholders or the affiliated KKR Funds continue to collectively own or control at least 10% or more of the common stock or other equity interests of us and a designee of the KKR Stockholders or the affiliated KKR Funds serves, or is expected to serve as, or has a right to nominate, a member or observer on our board of directors, in addition to all unpaid monitoring fees and expenses, the Manager is entitled to the net present value of the advisory fees that would have been paid from us. In connection with this offering, the Monitoring Agreement with the KKR Manager will terminate automatically in accordance with its terms and we expect to pay termination fees of approximately $                to the KKR Manager.
Relationship with KKR Capital Markets
KKR Capital Markets LLC, an affiliate of the KKR Stockholders and an underwriter in this offering, acted as an arranger, bookrunner and lender for various financing transactions, and received underwriter and transaction fees totaling approximately $               , $0.8 million and $1.1 million for the years ended June 30, 2026, 2025 and 2024 respectively.
KKR Capital Markets LLC will receive $           in underwriting discounts and commissions from this offering.
Transactions with Coty
Transition Services Agreement
The Company was a party to certain global transitional service agreements with Coty, pursuant to which it paid $2.2 million to Coty in the fiscal year ended June 30, 2024. The Company terminated all its transitional service

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
agreements with the last one relating to Brazil on January 31, 2024. There were no further payments to Coty following termination.
Transactions with Directors and Officers
The Management Shareholders’ Agreement
RCGL and KKR Rainbow Aggregator (Asset) L.P., amongst others, have entered into a management shareholders’ agreement, or the Management Shareholders’ Agreement, with certain of our senior executive officers and other employees who made an equity investment, or were granted equity-based awards, in us, via RCGL. The Management Shareholders’ Agreement will terminate automatically upon the consummation of this offering.
We intend to enter into an agreement providing management stockholders who are subject to the reporting requirements of Section 16 limited “piggyback” registration rights following this offering with respect to registered offering(s) to the extent the KKR Stockholders and the affiliated KKR Funds participate.
Other Arrangements
We have certain agreements with our directors and officers which are described in the section entitled “Executive Compensation.”
We intend to enter into indemnification agreements with our directors and executive officers. These agreements and our amended and restated bylaws will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The indemnification provided under the indemnification agreements will not be exclusive of any other indemnity rights. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
There is currently no pending material litigation or proceeding involving any of our directors or executive officers for which indemnification is sought.
Statement of Policy Regarding Transactions with Related Persons
Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K of the Exchange Act) must promptly disclose to our general counsel, or such other person designated by the board of directors, any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K of the Exchange Act in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel, or such other person, will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our common stock as of           , 2026 by (1) each person known to us to beneficially own more than 5% of our voting securities, (2) each of our directors, (3) each of our named executive officers and (4) all directors and executive officers as a group.
The number of shares of common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares to be issued and outstanding immediately prior to the consummation of this offering after giving effect to the Reorganization Transactions. The number of shares of common stock and percentage of beneficial ownership after the consummation of this offering set forth below are based on the number of shares to be issued and outstanding immediately after the consummation of this offering.
Beneficial ownership is determined in accordance with the rules of the SEC. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to exchange or conversion rights that are exercisable within 60 days of the date of this prospectus.
The shares beneficially owned before and after this offering assumes the issuance of                   shares of common stock in the WINS Exchange based on an initial public offering price of $          per share of common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). The number of (i) shares of common stock to be issued in the WINS Exchange in exchange for preferred shares of RCGL will be based on the liquidation preference of $          , divided by the initial public offering price, (ii) shares of common stock to be issued in the WINS Exchange in exchange for ordinary shares of RCGL will be based on a          -for-one ratio and (iii) shares of common stock to be issued in the WINS Exchange in exchange for vested restricted stock units of RCGL will be based on a               -for-one ratio. A decrease in the assumed initial public offering price of $1.00 per share would result in the issuance of           shares of common stock. An increase of $1.00 per share in the assumed initial public offering price would result in the issuance of                    shares of common stock.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

Common Stock Beneficially Owned After this Offering
	Common Stock Beneficially Owned	Common Stock Beneficially Owned Prior to this Offering	Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner(1)	Number	%	%	%
Greater than 5% Stockholders
KKR Stockholders		%	%	%
Named Executive Officers:		%	%	%
Calvin McDonald		%	%	%
Glenn K. Murphy		%	%	%
Frank H. Smalla		%	%	%
Hugo Kunetz		%	%	%
Yannis Rodocanachi		%	%	%
Mallory Martino		%	%	%
Directors:		%	%	%
Sir Roger Carr		%	%	%
Lea-Sophie Cramer		%	%	%
Nancy Ford		%	%	%
Dorothy F. (Fara) Howard		%	%	%
Malaika L. Myers		%	%	%
Jodi Taylor		%	%	%
Directors and Executive Officers as a group (16 persons)		%	%	%
__________________
*Less than 1 percent of common stock outstanding.
(1)Unless otherwise indicated in the below, the address of each of the individuals named above is: c/o The Wella Company, 100 Park Avenue, 17th Floor, New York, New York 10017.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the filing and effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of                 shares of common stock, par value $0.01 per share, and                shares of preferred stock. Immediately following the completion of this offering and the Reorganization Transactions (including the WINS Exchange), there are expected to be outstanding                shares of common stock (or                shares if the underwriters exercise in full their option to purchase additional shares).
Common Stock
Voting
Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock vote to elect our directors by a plurality of the votes cast. On all other matters other than those specified in our amended and restated certificate of incorporation and amended and restated by-laws, where a 66 2⁄3% vote of the then outstanding shares of our common stock is required, the affirmative vote of a majority in voting power of shares present at a meeting of the holders of our common stock is required.
Dividends
Holders of shares of our common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Liquidation
Upon our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors, and subject to the rights of holders of preferred stock having preferences upon our liquidation, dissolution or winding up, if any, the holders of shares of our common stock will be entitled to receive our remaining assets available for distribution.
Other Rights
Holders of shares of our common stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.
Preferred Stock
We do not currently have any preferred stock outstanding. However, our amended and restated certificate of incorporation will authorize our board of directors to designate our shares of preferred stock into one or more series of preferred stock (including convertible preferred stock). Unless required by law or by          , the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors will be able to determine, with respect to any series of preferred stock, the rights, powers (including voting powers) and preferences, and the qualifications, limitations and restrictions thereof, of any series, including, without limitation:
(1)the designation of the series;

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Pursuant to 17 C.F.R. Section 200.83
(2)the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
(3)whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
(4)the date or dates at which dividends, if any, will be payable;
(5)the redemption rights and price or prices, if any, for shares of the series;
(6)the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
(7)the rights of the holders of any series upon a liquidation, dissolution or winding up and the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
(8)whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of the Company or any other entity and, if so, the specification of the other class or series or other security, the conversion or exchange price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;
(9)restrictions on the issuance of shares of the same series or of any other class or series; and
(10)the voting rights, if any, of the holders of the series.
We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that holders of some, or a majority, of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting or subordinating the payment of dividends on the common stock, diluting the voting power of the common stock or subordinating the rights of the common stock to any payment upon a liquidation, dissolution or winding up of the Company or other event. The issuance of preferred stock could have the effect of delaying, deferring, impeding or preventing a change of control, or other corporate action. As a result of these or other factors, the issuance of shares of one or more series of our preferred stock may have an adverse impact on the market price of our common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the year in which the dividend is declared and/or the preceding year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock having a par value. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the capital of the corporation is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends, if any, will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law governing the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of         , which would apply if and so long as our common stock remains listed on          , require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock in one or more series may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the directors serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the total number of directors constituting our board of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% in voting power of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” generally means the stock of any class or series entitled to vote generally in the election of directors.
This provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period after the time at which they became an interested stockholder subject to the restrictions on business combinations. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the restrictions on business combinations would not apply to an interested stockholder if our board of directors, prior to the time a person becomes an interested stockholder, approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. By discouraging persons from becoming interested stockholders, these provisions may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation will provide that the KKR Stockholders and the affiliated KKR Funds and any of its direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when the KKR Stockholders and the affiliated KKR Funds beneficially own, in the aggregate, less than     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to the KKR Stockholders under the Stockholders Agreement to be entered into in connection with this offering, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the KKR Stockholders and the affiliated KKR Funds beneficially own, in the aggregate, less than     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
vote generally in the election of directors will be able to elect all of our directors who are elected by a vote of our stockholders generally.
Special Stockholder Meetings
Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, that the KKR Stockholders and the affiliated KKR Funds are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least            % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not apply to the KKR Stockholders and the affiliated KKR Funds for as long as the Stockholders Agreement to be entered in connection with this agreement remains in effect. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, except as otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Subject to the rights of the holders of preferred stock, if any, our amended and restated certificate of incorporation will preclude stockholder action by written consent once the KKR Stockholders and the affiliated KKR Funds beneficially own, in the aggregate, less than          % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as the KKR Stockholders and the affiliated KKR Funds beneficially own, in the aggregate, at least          % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when the KKR Stockholders and the affiliated KKR Funds beneficially own, in the aggregate, less than          % of the voting power of all outstanding shares of stock entitled to vote generally in the election of

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.
The DGCL generally provides that the affirmative vote of the holders of a majority in voting power of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation will provide that once the KKR Stockholders and the affiliated KKR Funds beneficially own, in the aggregate, less than          % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:
•the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;
•the provisions providing for a classified board of directors (the election and term of our directors);
•the provisions regarding resignation and removal of directors;
•the provisions regarding competition and corporate opportunities;
•the provisions regarding entering into business combinations with interested stockholders;
•the provisions regarding stockholder action by written consent;
•the provisions regarding calling special meetings of stockholders;
•the provisions regarding filling vacancies on our board of directors and newly created directorships;
•the provisions eliminating monetary damages for breaches of fiduciary duty by a director or officer; and
•the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.
The combination of the classification of our board of directors, the lack of cumulative voting , the limitations on stockholders’ ability to act by consent in lieu of a meeting of stockholders or to call special meetings of stockholders, the provisions of our amended and restated certificate of incorporation governing the filling of vacancies and newly created directorships, and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These supermajority provisions may have the effect of deterring hostile takeovers, delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These supermajority provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These supermajority provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The supermajority provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such supermajority provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such supermajority provisions may also have the effect of preventing changes in management.

Confidential Treatment Requested by The Wella Company
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Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us, our conversion to another entity or our domestication to another jurisdiction. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment in cash of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and the stockholder establishes demand futility or the wrongful refusal of that stockholder’s demand.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction another state or the federal court (as appropriate) located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Company to the Company or our stockholders, creditors, or other constituents, (iii) action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs, or otherwise not receive the benefits that we expect our forum selection provisions to provide. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules, and regulations.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees.
Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, we will renounce any interest or expectancy in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or in respect of matters that compete with us or our

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
affiliates as it relates to the KKR Stockholders, any of the affiliated KKR Funds, any director who is not employed by us and any affiliate of any such director. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ and certain officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Further, the exculpation will not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from his or her actions as a director or officer. In addition, exculpation will not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.
Our amended and restated bylaws will provide that we must generally indemnify our directors and officers to the fullest extent authorized by the DGCL, and must generally advance expenses to our officers and directors. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors and executive officers, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is                            .
Listing
We intend to apply to have our common stock listed on the          under the symbol “                 .”

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CERTAIN INDEBTEDNESS
The following contains a summary of the terms of our material principal indebtedness. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the underlying documents. Capitalized terms not otherwise defined in this section shall, unless the context otherwise requires, have the same meanings set out in the Senior Facilities Agreement.
Senior Facilities Agreement
The Senior Facilities Agreement provides for: (a) a term loan facility B which comprises three different tranches (being (i) a USD 175,000,000 Facility B1, or Facility B1, (ii) a EUR 1,215,000,000 Facility B2, or Facility B2, and (iii) a GBP 550,000,000 Facility B3, or Facility B3, and, together, with Facility B1 and Facility B2, Facility B), and (b) a USD 347,500,000 Revolving Facility available towards (directly or indirectly) financing or refinancing the general corporate purposes and/or working capital requirements of the Group (including, for the avoidance of doubt, capital expenditure and acquisitions), or the Revolving Facility and, together with Facility B, the Facilities. The Senior Facilities Agreement contains the ability for Rainbow Holdco (and any member of the Group) to add additional facilities (as a new facility or as an additional tranche of any existing facility), subject to certain conditions set out in the Senior Facilities Agreement (see “Additional Facilities” below) as well as to incur indebtedness for the purpose of directly or indirectly, or otherwise in connection with or pursuant to, refinancing or replacing of all or any portion of the Facility B, the Revolving Credit Facility, any additional facility incurred under the Senior Facilities Agreement and/or any other permitted refinancing from time to time, in each case, including any indebtedness incurred for the purpose of the payment of principal, interest, fees, discounts, expenses, commissions, premium or other similar amounts payable under or in connection with the permitted refinancing and any amount of Facility B, the Revolving Credit Facility, any additional facility incurred under the Senior Facilities Agreement and/or any other permitted refinancing, as the case may be, being refinanced or replaced and any fees, costs and expenses incurred in connection therewith, subject to certain conditions set out in the Senior Facilities Agreement.
As of June 30, 2026, we had $              outstanding under the Facility B1, €               outstanding under the Facility B2 and £               outstanding under the Facility B3 and we had $             outstanding under the Revolving Facility, with an available borrowing capacity under the Revolving Facility of approximately $            .
Repayments and Prepayments
Facility B will mature on February 26, 2029 (being the date falling 84 months from the first utilisation date under the Senior Facilities Agreement, or the First Utilisation Date) and the Revolving Facility will mature on August 26, 2028 (being the date falling 84 months from the First Utilisation Date).
Principal amounts outstanding under Facility B will be due and payable in full on the maturity date for Facility B. Principal amounts outstanding under the Revolving Facility and related interest payments will be due and payable at the end of the interest period for each loan. However, the amount repaid may be re-borrowed in accordance with the terms and conditions of the Senior Facilities Agreement and final repayment of amounts outstanding under the Revolving Facility will be due and payable in full on the maturity date for the Revolving Facility. The applicable interest period is selected in the relevant utilisation request or selection notice and will either be one week, or one, two, three or six months subject to certain exceptions.
If it becomes unlawful in any applicable jurisdiction for a lender to perform its obligations under the Senior Facilities Agreement, such lender under the Senior Facilities Agreement will have the right to cancel its commitments. Each Borrower shall repay the relevant lender’s participation in any loans made to that Borrower on the date specified by the relevant lender in the notice delivered to Rainbow Holdco (being no earlier than the last Business Day of any applicable grace period permitted by law).
On a change of control or sale of all or substantially all of the assets of the Group (taken as a whole) (subject to certain conditions and exceptions), a lender may, by notice to Rainbow Holdco to be received not later than the date that is 30 days after the date on which the Agent was notified of such event, cancel all of its commitments and declare all outstanding amounts owed to it due and payable within 60 days of such prepayment notice.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
In addition, the Senior Facilities Agreement requires that, in respect of each financial year of Rainbow Holdco commencing with the first financial year starting after the First Utilisation Date, a mandatory prepayment of loans under Facility B is made in an amount equal to a percentage of excess cash flow (net of a minimum threshold amount and the amount of any prepayments made during such financial year and amounts reinvested in the business of the Group within certain time limits and certain other permitted uses of such amounts).
The Senior Facilities Agreement allows for voluntary prepayments (subject to de minimis amounts).
Interest Rates and Fees
Facility B1 bears interest on the outstanding unpaid principal amount at a rate equal to the applicable Margin plus SOFR (if the rate is less than 0.75% per annum, it shall be deemed to be 0.75% per annum). The applicable Margin for Facility B1 is subject to an upward/downward ratchet mechanism by reference to the ratio of (a) consolidated net indebtedness (calculated net of unrestricted cash and cash equivalents and excluding any hedging liabilities) for senior secured borrowed money to (b) Consolidated EBITDA, or the Senior Secured Leverage Ratio, as per the table below.
Facility B2 bears interest on the outstanding unpaid principal amount at a rate equal to the applicable Margin plus EURIBOR (if the rate is less than zero, it shall be deemed to be zero). The applicable Margin for Facility B2 is subject to an upward/downward ratchet mechanism by reference to the Senior Secured Leverage Ratio as per the table below.
Facility B3 bears interest on the outstanding unpaid principal amount at a rate equal to the applicable Margin plus SONIA (if the rate is less than zero, it shall be deemed to be zero). The applicable Margin for Facility B3 is subject to an upward/downward ratchet mechanism by reference to the Senior Secured Leverage Ratio as per the table below.
The Revolving Facility bears interest on the outstanding unpaid principal amount at a rate equal to the applicable Margin plus the applicable reference rate depending on the currency of the relevant Revolving Facility utilisation. The applicable Margin for the Revolving Facility is subject to an upward/downward ratchet mechanism by reference to the Senior Secured Leverage Ratio as per the table below.

Senior Secured Leverage Ratio	Facility B1 Margin (% p.a.)	Facility B2 Margin (% p.a.)	Facility B3 Margin (% p.a.)	Revolving Facility (% p.a.)
Greater than 4.25:1	4.75%	3.75%	5.00%	3.50%
Equal to or less than 4.25:1 but greater than 4.00:1	4.50%	3.50%	4.75%	3.25%
Equal to or less than 4.00:1 but greater than 3.75:1	4.50%	3.50%	4.75%	3.00%
Equal to or less than 3.75:1 but greater than 3.25:1	4.25%	3.25%	4.50%	2.75%
Equal to or less than 3.25:1	4.00%	3.25%	4.25%	2.50%
In addition, the applicable Margins for Facility B and the Revolving Facility may be reduced by a further 0.075% as a result of a positive ESG rating from a rating agency or alternatively increased by a further 0.075% as a result of a negative ESG rating.
Default interest on each of Facility B and the Revolving Facility will be calculated as an additional 1.00% on the overdue amount.
In addition to paying interest on outstanding principal under the Revolving Facility, we are required to pay a commitment fee of 30% of the applicable Margin per annum on the undrawn and uncancelled portion of the revolving commitments, payable quarterly in arrears after the First Utilisation Date. We are also required to pay an issuing bank fee of 0.125% per annum of the face amount of any Bank Guarantee issued under the Revolving Facility, such fee to be paid to the relevant issue bank quarterly in arrears.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Additional Facilities
Rainbow Holdco may elect to request additional facilities either as a new facility or as additional tranches of the Senior Facilities Agreement, or Additional Facilities. No consent of any lender is required for such an Additional Facility (other than the consent of any lenders who commit to provide that additional facility), provided that: (a) such facility must rank pari passu with or junior to the other Facilities under the Finance Documents; and (b) unless otherwise permitted under the Senior Facilities Agreement, the maximum aggregate principal amount of the Indebtedness outstanding under all such Additional Facilities (taking into account the application of the proceeds of any relevant indebtedness) may not exceed the aggregate of: (1) the maximum amount such that the Senior Secured Leverage Ratio is not more than 4.75:1 (or in the case of any Indebtedness Incurred under an Additional Facility which is unsecured, secured on a junior basis (whether in right of payment or with respect to proceeds of enforcement of Security) to the Facilities or secured on assets which are not the subject of the Transaction Security (in each case such that the relevant Indebtedness is not included in the Senior Secured Leverage Ratio), the ratio of Consolidated EBITDA to Fixed Charges, or the Fixed Charge Cover Ratio, for Rainbow Holdco and its Restricted Subsidiaries is greater than 2.00:1 or the Total Net Leverage Ratio is not greater than 6.75:1); plus (2) the greater of (i) US$380 million and (ii) 100% of Relevant EBITDA. Rainbow Holdco and the lenders in respect of the Additional Facilities may agree to certain terms in relation to the Additional Facilities, including the margin, the termination date (each subject to certain parameters and conditions as set out in the Senior Facilities Agreement) and the availability period thereof.
Guarantees and Security
The Senior Facilities Agreement is guaranteed by the Original Guarantors and by any “Additional Guarantor” which shall accede to the Senior Facilities Agreement from time to time. The Senior Facilities Agreement requires that (subject to agreed security principles as set out in the Senior Facilities Agreement, or the Agreed Security Principles and any additional limitations on guarantees applicable under any applicable law):
(a)each member of the Group which is a “Material Subsidiary” (which is generally defined under the Senior Facilities Agreement to include, among other things, any wholly owned subsidiary of the Company that has earnings before interest, tax, depreciation and amortization representing 5% or more of Consolidated EBITDA of the Group) becomes party to the Senior Facilities Agreement as a Guarantor; and
(b)members of the Group accounting for at least 80% of the Consolidated EBITDA of the Group become party to the Senior Facilities Agreement as a Guarantor in order to guarantee repayment of the monies owing thereunder.
Subject to the Agreed Security Principles and any additional limitations on guarantees applicable under any applicable law, each member of the Group required to accede to the Senior Facilities Agreement as an Additional Guarantor is required to grant security in accordance with the below:
(i)each Guarantor incorporated in England and Wales will grant security over its assets pursuant to a debenture;
(ii)each Guarantor incorporated in New York or Delaware will grant security over certain of its assets pursuant to a security agreement;
(iii)each Guarantor incorporated in Luxembourg, Germany or Switzerland will grant security over any shares held by it in an Obligor, any material operating bank accounts held by it and any material structural intercompany loans made by it to an Obligor; and
(iv)each other Guarantor provides security over shares held by it in another Obligor.
Affirmative Covenants
The Senior Facilities Agreement requires certain members of the Group to observe certain customary affirmative covenants, including: (a) maintenance of relevant authorizations and consents; (b) maintenance of

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
insurance cover; (c) payment of taxes; (d) maintenance of intellectual property; (e) compliance with laws; (f) maintenance of pari passu ranking; (g) compliance with obligations relating to pension schemes; (h) provision of financial and other information and (in certain circumstances) granting access to books and records to the facility agent and the security agent; and (i) maintenance of guarantor and security coverage and further assurances.
The Senior Facilities Agreement also contains an “information covenant” under which, among other things and in the first instance, Rainbow Holdco is required to deliver to the Facility Agent annual financial statements, quarterly financial statements and compliance certificates.
Negative Covenants
The Senior Facilities Agreement contains certain customary operating and financial covenants (see “Financial Covenant” below), subject to certain exceptions and qualifications, including covenants restricting the ability of certain members of the Group to do the following: (a) merge with other companies; (b) incur additional indebtedness; (c) make dividends and payments on subordinated debt, grant loans, guarantees or indemnities; (d) create security over its assets; (e) dispose of its assets (and any related re-investment rights or prepayment requirements in relation to such sales); and (f) enter into transactions other than on arm’s length basis.
Certain obligations, covenants and restrictions set out in the Senior Facilities Agreement shall be amended, suspended or shall cease to apply in the event that either the Senior Secured Leverage Ratio is equal to or less than 3.25:1 and the long-term corporate credit rating of Rainbow Holdco is equal to or better than Baa3 of BBB- (or its equivalent) from at least two rating agencies (one of which being either Standard & Poor’s, Moody’s or Fitch).
Financial Covenant
The Senior Facilities Agreement contains a Senior Secured Leverage Ratio financial covenant for the benefit of the lenders under the Revolving Facility only, tested on a rolling 12-months basis and requiring that the ratio of the total net debt of the Group on the last day of any measurement period ending on or after the last day of the date falling 12 months after the First Utilisation Date is not greater than 9.00:1, provided that the financial covenant shall not be required to be satisfied for any purpose unless at 5.00 p.m. London time on the last day of relevant financial quarter the aggregate amount of all loans outstanding under the Revolving Facility less the aggregate amount of cash and cash equivalents held by the Group and the proceeds of any loan under the Revolving Facility used to fund any original issue discount or similar amount is greater than 40% of the aggregate commitments under the Revolving Facility at the time.
This financial covenant is provided only for the benefit of lenders under the Revolving Facility and, with respect to Facility B, breach of this financial covenant shall not (or be deemed to) directly or indirectly constitute, or result in, a breach of any representation, warranty, undertaking or other term in the Finance Documents or a default or an event of default.
The financial covenant will cease to apply if the Revolving Commitments are cancelled in full.
Events of Default
The Senior Facilities Agreement contains certain events of default, the occurrence of which would allow the requisite majority of lenders to, amongst other actions, accelerate all outstanding loans and terminate their commitments, including, among other events (subject in certain cases to agreed grace periods, financial thresholds and other qualifications): (a) failure to pay off any amounts when due under the Finance Documents entered into in connection with the Facilities; (b) breach of the financial covenant or failure to comply with other obligations under the Finance Documents; (c) inaccuracy of a representation or statement when made (subject to materiality qualifications); (d) invalidity, unlawfulness and repudiation of the Finance Documents entered into in connection with the Senior Facilities Agreement; (e) cross defaults; (f) insolvency, insolvency proceedings and commencement of certain creditors’ processes, such as expropriation, attachment, sequestration, distress or execution; and (g) breach of material obligations under the Intercreditor Agreement.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales or issuances, or the perception of future sales or issuances, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”
Upon completion of this offering and the Reorganization Transactions (including the WINS Exchange), we will have a total of                shares of our common stock outstanding (or                shares if the underwriters exercise in full their option to purchase additional shares). Such amount includes                 shares of our common stock issuable in the WINS Exchange upon consummation of this offering based on an assumed initial public offering price of $                per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus). The number of shares of common stock issuable in the WINS Exchange could increase or decrease depending on the initial public offering price of our common stock. Of the outstanding shares, the                 shares sold in this offering (or                shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our existing stockholders), may be sold only in compliance with the limitations described below.
Lock-up Agreements
In connection with this offering, we, our directors and executive officers, and substantially all of our stockholders will agree, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of the representative(s) of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting (Conflicts of Interest).”
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately                 shares immediately after this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares); or

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
•the average reported weekly trading volume of our common stock on             during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We expect that our executive officers, directors and employees have met or will meet the one-year holding period requirement with respect to certain of their shares of common stock issued or issuable in the WINS Exchange, and as such, such shares will be eligible to be resold pursuant to Rule 144 at or after the offering, subject to any lock-up arrangement and, in the case of our affiliates, the manner of sale, volume limitation or notice provisions of Rule 144. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to issuance under our 2026 Equity Incentive Plan to be adopted in connection with this offering. In addition, all future equity awards issued by The Wella Company will be registered on a Form S-8. Accordingly, shares registered under such registration statements will generally be available for sale in the open market. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares of our common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                 shares of our common stock.
Registration Rights
For a description of rights some holders of common stock will have to require us to register the shares of our common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.
Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately                % of our outstanding common stock (or approximately                %, if the underwriters exercise in full their option to purchase additional shares). These shares of common stock also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income tax consequences of the ownership and disposition of our common stock. This summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to United States federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all of the United States federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service, or the IRS, Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income tax unless:
•the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);
•the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our common stock, proposed United States Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING (CONFLICTS OF INTEREST)
         and         are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
KKR Capital Markets LLC
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
The expenses of the offering, not including the underwriting discount, are estimated at $           and are payable by us. The underwriters have agreed to reimburse us for certain of our expenses, in an amount up to $           of expenses incurred in connection with this offering.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
No Sales of Similar Securities
We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of          . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•offer, pledge, sell or contract to sell any common stock,
•sell any option or contract to purchase any common stock,
•purchase any option or contract to sell any common stock,
•grant any option, right or warrant for the sale of any common stock,
•lend or otherwise dispose of or transfer any common stock,
•request or demand that we file or make a confidential submission of a registration statement related to the common stock, or
•enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Listing
We intend to apply to list our shares on the                      under the symbol “               .”
Price Stabilization, Short Positions
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
might otherwise exist in the open market. The underwriters may conduct these transactions on the , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representative;
•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Conflicts of Interest
KKR Funds beneficially own in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR & Co., is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus.                      has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof.                      will not receive any additional fees for serving as a qualified independent

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
underwriter in connection with this offering. We have agreed to indemnify                            against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. KKR Capital Markets LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.
European Economic Area
In relation to each Member State of the European Economic Area, or a Relevant State, no Shares have been offered or will be offered pursuant to the offering of shares to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(a)to any qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering of shares to the public in the United Kingdom except that the shares may be offered to the public in the United Kingdom at any time:
(a)where the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);
(b)to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;
(c)to fewer than 150 persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for any such offer; or
(d)in any other circumstances falling within Part 1 of Schedule 1 of the POATR.
For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the Shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)where no consideration is or will be given for the transfer;
(c)where the transfer is by operation of law; or
(d)as specified in Section 276(7) of the SFA.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The financial statement of The Wella Company (formerly known as “Rainbow TopCo Inc.”) as of June 30, 2025, included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statement is included in reliance upon the report of such firm, given their authority as experts in accounting and auditing.
The financial statements of Rainbow Capital Group Limited as of June 30, 2025, and for the year ended June 30, 2025, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm, given their authority as experts in accounting and auditing.
The financial statements of Rainbow Capital Group Limited for the period ended June 30, 2024, included in this prospectus, have been audited by Deloitte SA, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm, given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our shares of common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or other document are not necessarily complete, and in each instance, we refer you to the copy or form of such contract, agreement or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.
Following the completion of this offering, we will become subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.wellacompany.com) under the heading “               ”. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of The Wella Company
Opinion on the Financial Statement
We have audited the accompanying balance sheet of The Wella Company (formerly “Rainbow TopCo, Inc.”) (the “Company”) as of June 30, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ DELOITTE & TOUCHE LLP
New York, New York
April 17, 2026
We have served as the Company's auditor since 2026.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
THE WELLA COMPANY
BALANCE SHEET

June 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$1
Total current assets	1
TOTAL ASSETS	$1
SHAREHOLDER’S EQUITY
Common stock, $0.01 per share par value; 1,000 shares authorized; 10 shares issued and outstanding as of June 30, 2025	1
TOTAL SHAREHOLDER’S EQUITY	$1
See notes to Financial Statements.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83

1.DESCRIPTION OF BUSINESS
The Wella Company (formerly known as Rainbow TopCo Inc.), or the “Corporation,” was organized as a Delaware corporation on May 19, 2025. The Corporation’s fiscal year ends as of June 30. Pursuant to a series of reorganization transactions, it is anticipated that the Corporation will be the parent of Rainbow Capital Group Limited.
Following the anticipated reorganization transactions, the Corporation will continue to conduct the business now conducted by Rainbow Capital Group Limited and its subsidiaries.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Corporation’s balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented in the financial statements because the Corporation has not engaged in any business or other activities except in connection with its formation as fully disclosed below.
3.STOCKHOLDERS’ EQUITY
The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share, under the Corporation’s certificate of incorporation in effect as of June 30, 2025. In exchange for $0.01 per share, the Corporation issued 10 shares of Common Stock, all of which were held by KKR Rainbow Aggregator, L.P. as of June 30, 2025.
4.COMMITMENTS AND CONTINGENCIES
The Corporation may be subject to legal proceedings that arise in the ordinary course of business. There are currently no proceedings to which the Corporation is a party, nor does the Corporation have knowledge of any proceedings that are threatened against the Corporation.
5.SUBSEQUENT EVENTS
The Corporation evaluated the effect of events and transactions subsequent to the balance sheet date of June 30, 2025, through April 17, 2026, the issuance date of the financial statements.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The accompanying financial statements give effect to a segment change, reflected in Note 3 to the financial statements, which occurred in the first quarter of fiscal year 2026. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon issuance of financial statements which include the date of the segment change and, assuming that from April 17, 2026 to the date of such completion, no other material events have occurred that would affect the accompanying financial statements or disclosures therein.
/s/ Deloitte & Touche LLP
New York, New York
April 17, 2026
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Rainbow Capital Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Rainbow Capital Group Limited and subsidiaries (the “Company”) as of June 30, 2025, the related consolidated statements of operations, comprehensive income (loss), mezzanine equity and shareholders’ equity, and cash flows, for the year then ended, and the related notes and the schedule listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Indefinite-lived Intangible Assets — Refer to Note 2 & Note 9 to the financial statements
Critical Audit Matter Description
The Company’s trademarks were determined to be indefinite-lived intangible assets and are tested at least annually for impairment, or more frequently if certain events occur or circumstances change that would more likely than not reduce the fair value of a trademark below its carrying value. During the year ended June 30, 2025, the Company recorded impairment charges of $53.1 million, relating to trademarks for Briogeo US of $22.2 million, Lifestyle of $3.5 million, and Polo of $27.4 million, respectively. Trademarks are tested for impairment at relevant brand groupings level. The trademarks’ fair values are based upon the income approach, utilizing the relief from royalty methodology. The determination of fair value involves the use of significant estimates and judgments, including assumptions related to projected revenue growth rates, royalty rates, discount rates, and long-term growth rates. An impairment loss is recognized when the estimated fair value of the trademark is less than its carrying value.
We identified the valuation of Briogeo US, Lifestyle, and Polo trademarks as a critical audit matter. The determination of the fair values of the Company's trademarks requires management to make significant assumptions and estimates around projected revenue growth rates and the selection of discount rates and royalty rates. The audit of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to indefinite-lived trademarks included the following, among others:
•We evaluated the reasonableness of management’s projections of future revenues by
◦Comparing actual results to management's historical forecasts;
◦Comparing management's forecasts with internal communications to management and the Board of Directors; and
◦Considering whether the assumptions used by management are representative of the current economic and industry conditions via comparison to market data from external sources.
•With the assistance of our fair value specialists, we
◦Evaluated the valuation approach and method used by management;
◦Tested the underlying source information of the discount rates and the mathematical accuracy of the calculations, and developed independent estimates and compared those to the respective discount rates selected by management; and
◦Tested the underlying source information of the royalty rates, obtained royalty rates from comparable transactions from independent sources and compared those to the respective royalty rates selected by management.
New York, New York
________, 2026
We have served as the Company's auditor since 2025.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The accompanying financial statements give effect to a segment change, reflected in Note 3 to the financial statements, which occurred in the first quarter of fiscal year 2026. The following report is in the form which will be furnished by Deloitte SA, an independent registered public accounting firm, upon issuance of financial statements which include the date of the segment change and, assuming that from April 17, 2026 to the date of such completion, no other material events have occurred that would affect the accompanying financial statements or disclosures therein.
/s/ Deloitte SA
Geneva, Switzerland
April 17, 2026
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Rainbow Capital Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations, comprehensive income (loss), mezzanine equity and shareholders’ equity, and cash flows for the year ended June 30, 2024, and the related notes and the schedule listed in the Index (collectively referred to as the “financial statements”) of Rainbow Capital Group Limited and subsidiaries (the “Company”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Geneva, Switzerland
__________, 2026
We began serving as the Company’s auditor in 2021. In 2026 we became the predecessor auditor.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
RAINBOW CAPITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Years Ended June 30,
	2025	2024
Net revenues	$2,692,182	$2,590,251
Cost of sales	(849,344)	(857,266)
Gross profit	1,842,838	1,732,985
Selling, general and administrative expenses	(1,471,887)	(1,423,716)
Restructuring costs	(36,504)	(31,092)
Amortization expense	(49,427)	(48,843)
Impairment of goodwill	—	(7,800)
Impairment of other indefinite-lived intangible assets	(53,086)	(141,038)
Other expenses, net	(3,371)	(33,016)
Operating income	228,563	47,480
Interest expense, net	(177,860)	(203,339)
Other financial (expense) income, net	(8,078)	9,032
Income (loss) before income taxes	42,625	(146,827)
(Provision) benefit for income taxes	(51,341)	31,653
Net loss	$(8,716)	$(115,174)
Net income attributable to redeemable non-controlling interest	50,742	46,912
Net loss attributable to non-controlling interest	(14,828)	(39,396)
Net loss attributable to Rainbow Capital Group Limited	$(44,630)	$(122,690)
See notes to Consolidated Financial Statements.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
RAINBOW CAPITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, tax effects presented in millions)

	Years Ended June 30,
	2025	2024
Net loss	$(8,716)	$(115,174)
Other comprehensive income (loss):
Foreign currency translation adjustment	25,670	(39,205)
Pension and other post-employment benefits, net of taxes of $(1.7) million and $(0.0) million during the years ended, June 30, 2025 and 2024, respectively	4,958	2,426
Net unrealized derivative loss on cash flow hedges, net of taxes of $4.4 million and $6.4 million, during the years ended, June 30, 2025 and 2024, respectively	(13,322)	(19,080)
Total other comprehensive income (loss), net of tax	17,306	(55,859)
Comprehensive income (loss)	$8,590	$(171,033)
Net income attributable to redeemable non-controlling interest	50,742	46,912
Net loss attributable to non-controlling interest	(14,828)	(39,396)
Other comprehensive income (loss) attributable to non-controlling interest	4,316	(13,577)
Comprehensive loss attributable to Rainbow Capital Group Limited	$(31,640)	$(164,972)
See notes to Consolidated Financial Statements.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
RAINBOW CAPITAL GROUP LIMITED
CONSOLIDATED BALANCE SHEET
(In thousands, except per share data)

Year Ended June 30,
2025
ASSETS
Current assets:
Cash and cash equivalents	$173,068
Restricted cash	2,074
Accounts receivable, net – allowances of $24.2 million	472,130
Inventories	343,026
Related party receivables, current	883
Prepaid expenses and other current assets	144,691
Total current assets	1,135,872
Non-current assets:
Property, plant and equipment, net	324,585
Operating lease right-of-use assets	115,211
Goodwill	836,544
Other intangible assets, net	2,729,966
Deferred tax assets	152,880
Related party receivables, non-current	36,168
Other non-current assets	49,370
Total non-current assets	4,244,724
TOTAL ASSETS	$5,380,596
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$365,451
Related party payables	21,284
Accrued expense and other current liabilities	567,724
Operating lease liabilities, current	36,459
Total current liabilities	990,918
Non-current liabilities:
Operating lease liabilities, non-current	81,573
Long-term debt	2,325,646
Deferred tax liabilities	261,059
Employee benefits obligation	81,178
Other non-current liabilities	92,282
Total non-current liabilities	2,841,738
TOTAL LIABILITIES	$3,832,656
Commitments and contingencies (Note 18)
MEZZANINE EQUITY
Redeemable non-controlling interest	749,716
Redeemable preferred stock, $0.0118 (€ 0.01) per share par value; 99,984,416 and 99,993,735 shares authorized as of June 30,2025 and 2024, respectively; 1,384,028 and 1,377,991 shares issued and outstanding as of June 30, 2025 and 2024, respectively	2,184,788

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83

Year Ended June 30,
2025
SHAREHOLDERS’ EQUITY
Class 1 Ordinary shares, $0.0118 (€ 0.01) per share par value; 50,000,000 and 50,000,000 shares authorized as of June 30, 2025 and 2024, respectively; 22,222 and 22,222 shares issued and outstanding as of June 30, 2025 and 2024, respectively	262
Class 2 Ordinary shares, $0.0118 (€ 0.01) per share par value; 49,999,384 and 50,000,000 shares authorized as of June 30, 2025 and 2024, respectively; 265 and 177 shares issued and outstanding as of June 30, 2025 and 2024, respectively	3
Class 3 Ordinary shares, $0.0118 (€ 0.01) per share par value; 49,999,562 and 49,999,699 shares authorized as of June 30, 2025 and 2024, respectively; 31 and 3 shares issued and outstanding as of June 30, 2025 and 2024, respectively	1
Class 4 Ordinary shares, $0.0118 (€ 0.01) per share par value; 49,999,690 and 49,999,776 shares authorized as of June 30, 2025 and 2024, respectively; 0 shares issued and outstanding as of June 30, 2025 and 2024, respectively	—
Additional paid-in capital	—
Accumulated deficit	(1,140,355)
Accumulated other comprehensive loss	(33,848)
Total shareholders’ equity	(1,173,937)
Non-controlling interest	(212,627)
Total Equity	(1,386,564)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$5,380,596
See notes to Consolidated Financial Statements.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
RAINBOW CAPITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
($ and shares in thousands)

	Mezzanine equity			Permanent equity
	Redeemable Preferred Stock		Redeemable non-controlling interest	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Non-controlling interest	Total Equity
	Shares	Amount		Shares	Amount
BALANCE—June 30, 2023	1,372,362	$1,892,946	$652,062	22,314	$263	$—	$(700,473)	$(4,556)	$(142,245)	$(847,011)
Stock-based compensation	5,629	6,068	—	88	1	4,209	—	—	—	4,210
Issuance of shares	—	—	—	—	—	—	—	—	—	—
Settlement of employee strip securities	—	—	—	—	—	(1,034)	—	—	—	(1,034)
Net income (loss)	—	—	46,912	—	—	—	(122,690)	—	(39,396)	(162,086)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	(42,282)	(13,577)	(55,859)
Proportionate share adjustments for ownership changes	—	—	—	—	—	923	—	—	(923)	—
Adjustment of redeemable preferred stock to redemption value	—	134,064	—	—	—	(4,098)	(129,966)	—	—	(134,064)
BALANCE—June 30, 2024	1,377,991	$2,033,078	$698,974	22,402	$264	$—	$(953,129)	$(46,838)	$(196,141)	$(1,195,844)
Stock-based compensation	5,629	5,565	—	88	1	3,724	—	—	—	3,725
Issuance of shares	408	408	—	28	1	188	—	—	—	189
Settlement of employee strip securities	—	—	—	—	—	(6,745)	—	—	—	(6,745)
Net income (loss)	—	—	50,742	—	—	—	(44,630)	—	(14,828)	(59,458)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	12,990	4,316	17,306
Proportionate share adjustments for ownership changes	—	—	—	—	—	5,974	—	—	(5,974)	—
Adjustment of redeemable preferred stock to redemption value	—	145,737	—	—	—	(3,141)	(142,596)	—	—	(145,737)
BALANCE—June 30, 2025	1,384,028	$2,184,788	$749,716	22,518	$266	$—	$(1,140,355)	$(33,848)	$(212,627)	$(1,386,564)
See notes to Consolidated Financial Statements.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
RAINBOW CAPITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,716)	$(115,174)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	126,246	116,992
Reduction in the carrying amount of right-of-use assets	38,789	37,291
Impairment of goodwill	—	7,800
Impairment of other indefinite-lived intangible assets	53,086	141,038
Deferred income taxes (benefits)	4,290	(53,170)
Provision for expected credit losses	5,077	3,911
Inventory write down	22,425	34,010
Provision for pension and other post-employment benefits	7,443	7,797
Loss on retirement of assets	—	727
Foreign exchange (gain)/loss	922	(536)
Amortization of debt issuance costs	13,382	8,235
Stock-based compensation	15,327	10,565
Interest on Pay-in-Kind Euro Loan	—	18,834
Other	1,184	(1,886)
Change in operating assets and liabilities:
Accounts receivable	(62,134)	(78,295)
Related party receivables, current	158	11,201
Inventories	(32,913)	27,007
Prepaid expenses and other current assets	3,042	22,647
Accounts payable	(508)	(45,537)
Related party payables	(6,104)	(25,328)
Accrued expense and other current liabilities	37,497	16,709
Income tax payable and receivable	(2,578)	(17,138)
Change in operating lease liabilities	(37,290)	(36,875)
Related party receivables, non-current	(4,117)	(21,880)
Other non-current assets/liabilities, net	(1,388)	4,286
Net cash provided by operating activities	173,120	73,231
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(51,233)	(57,758)
Net cash used in investing activities	(51,233)	(57,758)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Term Loan	136,288	107,875
Proceeds from revolving credit facility	65,667	183,713
Proceeds from exercise of stock options	1,926	6,428
Repurchase of employee strip securities	(22,124)	(2,255)
Repayment of revolving credit facility	(66,133)	(183,459)
Repayment of Pay-in-Kind Euro Loan	(272,189)	(87,241)
Debt issuance costs	(1,344)	(2,170)
Principal repayments on finance lease obligations	(1,897)	(1,793)
Net cash (used in) provided by financing activities	(159,806)	21,098
Effect of exchange rate movements on cash, cash equivalents and restricted cash	5,347	(6,426)
Net change in cash, cash equivalents, and restricted cash	(32,572)	30,145
Cash, cash equivalents and restricted cash, at beginning of period	207,714	177,569
Cash, cash equivalents and restricted cash at end of period	$175,142	$207,714
Supplemental disclosure of cash flows information:

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83

	Years ended June 30,
	2025	2024
Cash paid for interest	$184,128	$173,049
Cash paid for income taxes, net of refunds	35,374	32,459
Supplemental disclosure of non-cash investing and financing activities
Capital expenditures not yet paid	14,940	7,414
Lease liabilities arising from obtaining right-of-use assets	32,606	28,844
See notes to Consolidated Financial Statements.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
RAINBOW CAPITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS
Rainbow Capital Group Limited (together with its subsidiaries, the “Company” or “Wella”) is a global beauty operator with professional and consumer omnichannel reach in more than 100 countries. The Company offers a focused portfolio of seven strategic (and 13 total) hair, nail, and beauty technology brands for industry professionals and consumers, including Wella Professionals, ghd, Clairol, Wella / Koleston, OPI, Nioxin and Sebastian Professional.
Built on a 145-year history of fusing science and artistry, Wella’s vision is to enable individuals to look, feel, and be their true selves. The Company develops performance-led, patented products designed to meet the personal care and grooming needs of both professionals and consumers worldwide.
On November 30, 2020, an investment entity (“KKR Stockholder”) owned by investment funds and vehicles (the “KKR Funds”) managed or sponsored by one or more subsidiaries of KKR & Co. Inc. and its affiliates acquired a 60% majority stake in Coty Inc.’s (“Coty”) Professional and Retail Hair business (together “Wella Business”). On the same day, Coty contributed its remaining 40% interest in the Wella Business to Waves UK Divestco Limited, a subsidiary of the Company, in exchange for a 40% equity interest in the Company’s subsidiary, Rainbow JVCo Limited.
On October 20, 2021, and November 30, 2021, KKR Stockholder acquired additional 9.4% and 4.7% stake, respectively, in Rainbow JVCo Limited from Coty through the redemption of KKR Stockholder’s Series B Convertible Preferred Stock shares in Coty and unpaid dividends reducing Coty’s total shareholding in Rainbow JVCo Limited to 25.9%. Following these sales from Coty, KKR Stockholder’s majority stake in the Company increased to 74.1%.
On December 15, 2023, the Company subscribed for newly issued Class 1 Ordinary Shares, B1 Preference Shares, Class 4 Ordinary Shares and B4 Preference Shares in Rainbow JVCo Limited which led to a dilution of Coty’s stake from 25.9% to 25.8%. Following this transaction, KKR Stockholder’s majority stake in Rainbow JVCo Limited increased to 74.2%.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Company’s fiscal year ends as of June 30 (“Fiscal Year”). Accordingly, the years ended on June 30, 2025, and June 30, 2024, respectively, are referred to as “Fiscal Year 2025” and “Fiscal Year 2024”, respectively.
The Company’s financial statements have been prepared and are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Consolidated Financial Statements include the Company and its wholly owned subsidiaries.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of Rainbow Capital Group Limited and those of its subsidiaries. All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.
Non-controlling interest represents the portion of equity in a subsidiary that is not attributable, directly or indirectly, to the Company. For consolidated entities with ownership interests or economic rights held by third parties, the Company records the net loss attributable to non-controlling interests in the Consolidated Statement of Operations equal to the percentage of ordinary share ownership retained by the non-controlling party. The Company presents non-controlling interests as a separate component of total equity. Non-controlling ownership interests that can be redeemed for cash whereby redemption is not within the sole control of the Company are classified as mezzanine equity in the Consolidated Balance Sheet.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported.
Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, the net realizable value of inventory, the fair value of equity instruments, the assessment of goodwill, other intangible assets and long-lived assets for impairment, and income taxes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Significant changes, if any, in those estimates and assumptions resulting from continuing changes in the economic environment will be reflected in the Consolidated Financial Statements in future periods.
Revenue Recognition
Revenues are accounted for in accordance with Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers and all related amendments. Revenues are recognized at a point in time when control of the promised goods or services is transferred to the Company’s customers, which usually occurs upon delivery. Transfer of control is based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risk and rewards of ownership of the goods has been transferred to the customer. Revenues are recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. At contract inception, the Company assesses the goods and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct. To identify the performance obligations, the Company considers all of the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company’s revenue contracts principally contain a performance obligation to sell its beauty products to trade customers and this performance obligation is satisfied when control of promised goods is transferred to the customers.
Net revenues comprise gross revenues, less customer discounts and allowances, actual and expected returns (estimated based on an analysis of historical experience and position in product life cycle) and various trade spending activities. Customer discounts and allowances include various incentives to customers such as price concessions, payment discounts, volume-based incentives, rebates, and other customer-related deductions and are considered variable consideration. Trade spending activities also represent variable consideration and primarily relate to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. Discounts, allowances and trade spend costs are accrued at the time of sale and reflected as a reduction to the transaction price. They are estimated considering all reasonably available information, including contract terms with the customer, the Company’s historical experience and its current expectations of the scope of the activities.
The Company’s payment terms vary by the type and location of its customers and the products offered. The term between invoicing and when payment is due is not significant.
The Company’s sales return accrual reflects seasonal fluctuations, including those related to revenues for the holiday season. This accrual is calculated based on history of actual returns, estimated future returns and information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that the Company has considered, and will continue to consider, include the financial condition of our customers, store closings by retailers, changes in the retail environment, and our decision to continue to support new and existing brands. Returns represented 1% of gross revenue after customer discounts and allowances in Fiscal Year 2025 and 2024, respectively. Trade spending activities recorded as a reduction of gross revenue after customer discounts and allowances represented 4.7% and 4.2% in Fiscal Year 2025 and 2024, respectively.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Cost of Sales
Cost of sales includes all of the costs to manufacture the Company’s products. For products manufactured in the Company’s own facilities, such costs include raw materials and supplies, direct labor and factory overheads. For products manufactured for the Company by third-party contractors, such costs represent the amounts invoiced by the contractors. Cost of sales also includes royalty expense associated with license agreements when relevant. Additionally, shipping costs, freight-in and depreciation and amortization expense related to manufacturing equipment and facilities are included in cost of sales in the Consolidated Statements of Operations.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include advertising and promotional costs and research and development costs. Also included in selling, general and administrative expenses are certain warehousing fees, manufacturing fixed costs, personnel and related expenses, rent on operating leases, and professional fees.
Advertising and promotional costs are expensed as incurred and include depreciation of marketing furniture and fixtures, such as product displays. Advertising and promotional costs recorded in selling, general and administrative expenses were $359.7 million and $342.8 million for the Fiscal Years 2025 and 2024, respectively.
Research and development costs are expensed as incurred. Research and development costs recorded in selling, general and administrative expenses were $72.1 million and $69.2 million for the Fiscal Years 2025 and 2024, respectively.
Restructuring Costs
Charges incurred in relation to restructuring of business operations or in connection with cost-reduction initiatives are included in restructuring costs in the Consolidated Statements of Operations. These costs include primarily employee severance and other termination benefits.
Employee severance and other termination benefits are primarily determined based on local statutory requirements, existing termination agreements, or consistent historical practices. The Company recognizes these benefits when the benefit payment is probable and a reliable estimate can be made. Consulting and advisory costs in relation to restructuring are recognized in the Consolidated Statements of Operations when incurred, as services are rendered.
Income Taxes
The Company is subject to income taxes in the U.K. and various foreign jurisdictions. The Company accounts for income taxes under the asset and liability method. Therefore, income tax expense is based on reported income (loss) before income taxes. Deferred income taxes reflect the effect of temporary differences between the carrying amounts of assets and liabilities that are recognized for financial reporting purposes and the carrying amounts that are recognized for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on currently available evidence.
Recording an uncertain tax position involves various qualitative considerations, including evaluation of comparable and resolved tax exposures, applicability of tax laws, and likelihood of settlement. We evaluate uncertain tax positions periodically, considering changes in facts and circumstances, such as new regulations or recent judicial opinions, as well as the status of audit activities by taxing authorities. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes and the effective tax rate in the period in which such determination is made.
The Company is subject to tax audits in various jurisdictions. The Company regularly assesses the likely outcomes of such audits in order to determine the appropriateness of liabilities for unrecognized tax benefits (“UTBs”). The Company classifies interest and penalties related to UTBs as a component of the provision for income taxes.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
For UTBs, the Company first determines whether it is more likely than not (defined as a likelihood greater than 50%) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than 50% likely to be realized upon effective settlement with a taxing authority.
The Company presents amounts in accumulated other comprehensive income net of tax. The Company’s accounting policy with respect to releasing income tax effects from accumulated other comprehensive income is to apply a component-by-component approach.
Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the time of purchase.
Restricted Cash
Restricted cash represents funds that are not readily available for general purpose cash needs due to contractual limitations. Restricted cash is classified as a current asset based on the timing and nature of when or how the cash is expected to be used or when the restrictions are expected to lapse. As of June 30, 2025 and 2024, the Company had restricted cash of $2.1 million and $4.0 million, respectively, included in restricted cash in the Consolidated Balance Sheet. The restricted cash balance as of June 30, 2025, and 2024, primarily provides collateral for certain bank guarantees on rent, customs and duty accounts.
Restricted cash is included as a component of cash, cash equivalents and restricted cash in the Consolidated Statements of Cash Flows. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the Company’s balance sheet as of June 30, 2025 to the amounts reported on the Company’s statement of cash flows periods ended June 30, 2025 and 2024.

	Years Ended June 30,
(In thousands)	2025	2024
Cash and cash equivalents	$173,068	$203,716
Restricted cash	2,074	3,998
Total Cash, cash equivalents and restricted cash	$175,142	$207,714
Accounts Receivable
Accounts receivable are stated net of the allowance for credit losses and cash discounts, which is based on the evaluation of the accounts receivable aging, specific exposures, and historical trends adjusted for reasonable and supportable forward-looking information. The Company reviews its allowances by assessing factors such as an individual account receivable and customer loan receivable aging and customers’ liquidity. Accounts receivable are written off on a case-by-case basis, net of any amounts that may be collected. As of June 30, 2025, one customer represented approximately 12% of the Company’s total account receivable. The Company has not experienced material bad debt losses due to this concentration,
Allowance for cash discount and credit losses is presented within accounts receivable, net on the Company’s Consolidated Balance Sheet. The portions related to cash discounts and credit losses as of June 30, 2025 is presented below:

Year Ended June 30,
(In thousands)	2025
Allowance for cash discount	$(3,116)
Allowance for credit losses	(21,096)
Total	$(24,212)

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Changes in the allowance for cash discount and credit losses as of June 30, 2025 is presented below:

Year Ended June 30,
(In thousands)	2025
Allowance for cash discount and credit losses, beginning of period	$(24,225)
Additional reserves	(19,986)
Write offs net of recoveries	21,307
Other (i)	(1,308)
Allowance for cash discount and credit losses, end of period	$(24,212)
__________________
(i)Primarily relates to currency translation.
Inventories
Inventories include items which are considered saleable or usable in future periods and are stated at the lower of cost or net realizable value, with cost being based on standard cost which approximates actual cost on a first-in, first-out basis. Costs include direct materials, direct labor, overhead (e.g., indirect labor, rent and utilities, depreciation, purchasing, receiving, inspection and quality control) and in-bound freight costs. The Company classifies inventories into various categories based upon their stage in the product life cycle.
The Company evaluates its inventory for obsolescence and records write-downs in cost of sales as presented on the Company’s Consolidated Statement of Operations. This write-down is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, and requirements to support forecasted sales. In addition, and as necessary, the Company may establish specific write-downs for future known or anticipated events.
Long-lived Assets
Property, Plant and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of renewals and betterments is capitalized and depreciated. Expenditures for maintenance and repairs are expensed as incurred. Property and equipment that is disposed of through sale, trade-in, donation, or scrapping is written off, and any gain or loss on the transaction, net of costs to dispose, is recorded in selling, general and administrative expenses. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives:

Buildings	20-40 years
Marketing furniture and fixtures	3-5 years
Machinery and equipment	2-15 years
Computer equipment and software	2-7 years
Property and equipment under finance leases and leasehold improvements	Lesser of lease term or economic life
Finite-Lived Intangible Assets
Intangible assets with finite lives are amortized using the straight-line method over the following estimated          useful lives:

Customer relationships	15 years
Technology	10 years

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment charge would be recorded for the excess of the carrying value over the fair value. The Company estimates fair value based on the market data, if available, including discounted cash flows. There were no impairment charges recorded on long-lived assets during the Fiscal Years 2025 and 2024, respectively.
Goodwill and Other Intangible Assets
Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Goodwill is allocated and evaluated at the reporting unit level. The Company allocates goodwill to one or more reporting units that are expected to benefit from synergies of the business combination.
Goodwill and other intangible assets with indefinite lives are not amortized but are evaluated for impairment annually as of April 30, or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When testing goodwill for impairment, the Company has the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative goodwill impairment test. In performing its qualitative assessment, the Company considers the extent to which unfavorable events or circumstances identified, such as changes in economic conditions, industry and market conditions or company specific events, could affect the comparison of the reporting unit’s fair value with its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company is required to perform a quantitative impairment test.
Quantitative impairment testing for goodwill is performed by comparing the fair value of each reporting unit to its carrying value. In determining the carrying value of its reporting units, the Company applies judgment in allocating assets and liabilities. The Company estimates the fair value of its reporting units using the income approach, which employs using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The Company also considers the market approach in estimating fair value, which is based on valuation multiples derived from comparable publicly traded companies. The impairment loss recognized would be the difference between a reporting unit’s carrying value and fair value in an amount not to exceed the carrying value of the reporting unit’s goodwill. See Note 9 – Goodwill and Other Intangible Assets for additional information.
Indefinite-lived other intangible assets principally consist of trademarks. Trademarks are tested for impairment at the level of relevant brand groupings. The fair values of indefinite-lived other intangible assets are estimated and compared to their respective carrying values. The trademarks’ fair values are based upon the income approach, utilizing the relief from royalty methodology. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The determination of fair value involves the use of significant estimates and judgments, including assumptions related to projected revenue growth rates, royalty rates, discount rates, and long-term growth rates. An impairment loss is recognized when the estimated fair value of the intangible asset is less than its carrying value.
The Company generally uses the following methodologies for valuing significant acquired intangibles assets:
•Trademarks (indefinite or finite) - The Company uses a relief from royalty method to value trademarks. The key assumptions for the model are forecasted net revenue, the royalty rate, the effective tax rate and the discount rate.
•Customer relationships - The Company uses an excess earnings method to value customer relationships. The key assumptions for the model are forecasted net revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), the estimated allocation of earnings between different classes of assets, the attrition rate, the effective tax rate and the discount rate.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Leases
A lease is defined as a contract, or part of a contract, which conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines if an arrangement is a lease at lease inception. When the Company determines the arrangement is a lease, or contains a lease, at inception, it then determines whether the lease is an operating lease or a finance lease at the commencement date. Leases recorded as operating lease right-of-use (“ROU”) assets and operating lease liabilities are based on the present value of minimum lease payments over the lease term at the commencement date of the lease. Variable lease payments are not included in the measurement of ROU assets and lease liabilities. Operating lease assets and liabilities are included on the Company's Consolidated Balance Sheet. The current portion of the Company's operating lease liabilities is included in operating lease liabilities, current and the long‐term portion is included in operating lease liabilities, non-current. Finance lease assets are included in other non-current assets. The current portion of the Company’s finance lease liabilities are included in accrued expense and other current liabilities and the long-term portion is included in other non-current liabilities. Operating lease expense is recognized on a straight‐line basis over the lease term. Operating lease costs for the periods presented are included within selling, general and administrative expenses on the Company’s Consolidated Statement of Operations. Finance lease costs include amortization of ROU assets and interest on finance lease liabilities which are included on the Company’s Consolidated Statement of Operations. For the periods presented, the finance lease amortization of ROU assets is presented within selling, general and administrative expenses and interest on finance lease liabilities is presented within interest expense, net. Both operating and finance lease ROU assets are reviewed for impairment, consistent with other long-lived assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. After an ROU asset is impaired, any remaining balance of the ROU asset is amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful life. There were no impairment charges recorded on ROU assets during the Fiscal Years 2025 and 2024 respectively.
The Company uses its incremental borrowing rate in calculating the present value of the sum of the lease payments. The incremental borrowing rate is based on the information available for leases, including the lease term and interest rate environment. The Company made a policy election to apply the leases guidance at a portfolio level for leases with similar characteristics as long as the use of the portfolio approach would not differ materially from the application of ASC 842 - Leases to the individual leases in the portfolio.
The lease terms used to calculate the ROU assets and lease liabilities is defined as the non-cancellable period plus any options to extend or terminate when it is reasonably certain that the Company will exercise that option. The Company has elected not to recognize ROU assets and lease liabilities that arise from leases with an initial term of twelve months or less on the Consolidated Balance Sheet. The Company recognizes these lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term. The Company has chosen to apply this accounting policy across all classes of underlying assets.
For all asset classes, the Company elected the practical expedient related to lease and non-lease components, which allows a lessee to not separate non-lease from lease components and instead account for consideration paid in a contract as a single lease component.
Debt Issuance Costs
Debt issuance costs include costs incurred in connection with entering into the Company’s revolver (“the Revolving Credit Facility”) and term loans (“the Term Loan Facility”) (see Note 12 – Long-Term Debt). The costs associated with the Revolving Credit Facility are capitalized on the accompanying Consolidated Balance Sheet in other non-current assets and are amortized on a straight-line basis over the term of the Revolving Credit Facility. The costs associated with the Term Loan Facility are capitalized on the accompanying Consolidated Balance Sheet and presented as a direct reduction to the carrying amount of the corresponding liability. These costs are deferred and recognized as financing expense over the period of the related financing arrangement using the effective interest rate method. If the financing arrangement is terminated or otherwise satisfied and the transaction qualifies as an ‘extinguishment’, any remaining debt issuance costs are immediately recognized as financing expense. However, if the transaction qualifies as ‘modification’, any remaining debt issuance costs are amortized over the new financing arrangement duration.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Fair Value Measurements
The following fair value hierarchy is used in selecting inputs for those assets and liabilities measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The Company evaluates these inputs and recognizes transfers between levels, if any, at the end of each reporting period.
The hierarchy consists of three levels:
Level 1 - Valuation based on quoted market prices in active markets for identical assets or liabilities;
Level 2 - Valuation based on inputs other than Level 1 inputs that are observable for the assets or liabilities either directly or indirectly;
Level 3 - Valuation based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and supported by little or no observable market activity.
The Company has not elected the fair value measurement option for any financial assets or liabilities not required to be measured at fair value on a recurring basis. The Company’s derivative financial instruments are classified as level 2 based on the observability of significant inputs used to value those financial instruments. The Company does not have any instruments classified as level 3, other than those pension plan assets discussed in Note 14 - Employee Benefit Plans.
Derivative Instruments and Hedging Activities
Derivatives are recognized as assets or liabilities and measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For derivative instruments designated as cash flow hedges under FASB ASC Topic 815, Derivatives and Hedging, the change in fair value of the derivative is initially recorded in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet and is subsequently recognized in earnings when the hedged exposure impacts earnings. For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are recognized in Net income (loss). We classify cash flows from designated derivative financial instruments within the same category as the item being hedged in the Consolidated Statements of Cash Flows.
The Company formally documents relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking the hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.
The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the designated derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When a derivative is determined not to be highly effective as a hedge or the underlying hedged transaction is no longer probable, we discontinue hedge accounting prospectively, in accordance with the derecognition criteria for hedge accounting. The Company does not enter into derivatives for speculative purposes.
Foreign Currency
The reporting currency of the Company is U.S. dollar. The Company’s subsidiaries predominantly use the U.S. dollar and Euro as functional currencies. It has substantial operations in Switzerland, the United States, Brazil, and various European countries, and a significant portion of its revenue and expenses are received and paid in U.S. dollar and Euro.
For our foreign subsidiaries whose functional currency is other than the U.S. dollar, assets and liabilities of foreign operations are translated into U.S. dollars at period-end exchange rates for each period presented. Income and expense items are translated at the average exchange rates prevailing during each reporting period presented. Translation gains or losses are shown as a component of other comprehensive income (loss) on the Consolidated Statement of Comprehensive Income (Loss) and are reported as cumulative adjustments in accumulated other comprehensive income (loss) (“AOCI”) on the Consolidated Balance Sheet.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Stock-based compensation
Stock-based payments (Strip Securities)
Equity-classified stock-based payments to employees are measured at their fair value at the grant date. In determining the fair value of the stock options, the Black-Scholes-Merton option pricing model was applied. The Company recognizes forfeitures as they occur. The cash received from subscriptions for unvested shares is recorded as a deposit liability on the accompanying Consolidated Balance Sheet in other non-current liabilities and reclassified to additional paid-in capital as the shares vest.
The Strip Securities contractually vest one-fifth on each of the first, second, third, fourth, and fifth anniversaries of the acquisition of the Strip Securities. All remaining unvested Strip Securities shall vest upon occurrence of an Exit event (“Exit”). An Exit event is defined as an initial public offering (“IPO”), sale, or change in control. Vesting ceases immediately on termination date. Stock-based compensation expense is recognized once the awards become probable of vesting upon certain types of terminations or upon the occurrence of an Exit.
Restricted stock units
Restricted stock units (“RSUs”) are capable of being settled in shares or cash and vest only with the satisfaction of both time-based service conditions and an Exit event. The awards originally vest over a term of one, three, or five years. There are three sets of plan rules governing the RSUs and in June 2025, Management amended one set of rules such that all awards under that plan fully vest no later than December 31, 2028, contingent upon the occurrence of an Exit event and grantee’s service through December 31, 2028.
Equity‑classified restricted stock unit awards are measured at their fair value at the grant date. The grant‑date fair value of RSUs equals the fair value of the Company’s ordinary shares on the date of the grant. The fair value of RSUs is based on the fair value of the Company’s ordinary shares on the grant date. The fair value of the Company’s ordinary shares was determined using an expected returns model which was corroborated against other valuation approaches. Management derived an ordinary share value within the range of values indicated by these approaches.
Forfeitures are recognized when they occur. Stock-based compensation expense for RSUs is recognized when both the time-based condition and an Event condition are satisfied, or once the awards become probable of fully vesting upon certain types of terminations.
Redeemable Preferred Shares
The Company has issued A1 and B1, B2, B3, B4 (hereafter referred to as “Series B”) redeemable preferred shares that are classified as mezzanine equity. The shares are redeemable at the option of the Company and are not mandatorily redeemable. However, because the preferred shareholders control a majority of the Board of Directors and can approve redemption, the redemption is not considered solely within the control of the Company. As such, the preferred shares are classified outside of permanent equity and presented as mezzanine equity on the Consolidated Balance Sheet.
Redeemable preferred shares are initially measured at their issuance-date fair value, which is generally equal to the proceeds received in an arm’s-length transaction with unrelated parties. Subsequent to initial recognition, the carrying amount of the redeemable preferred shares is adjusted to its maximum redemption amount at each reporting date. This includes any accrued and unpaid cumulative dividends, which are compounded annually and payable only upon redemption or liquidation. The carrying amount of the redeemable preferred shares cannot be reduced below the initial amount unless prior increases have been recorded. Changes in the carrying amount are not recognized in net income or other comprehensive income but are recorded as adjustments against accumulated deficit or additional paid-in capital, as appropriate.
Non-controlling Interest and Redeemable Non-controlling Interest
Non-controlling interest (“NCI”) represents equity interests in a consolidated subsidiary that are held by external parties and are not attributable to the Company. A consolidated subsidiary of the Company has issued Redeemable Preference Shares and Ordinary Shares.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Redeemable Preference Shares with contractual liquidation and distribution provisions that govern priority returns of capital and accrued preferred returns are subject to redemption and liquidation features that are not solely within the control of the Company. As such, the redeemable preferred stock ownership held by the non-controlling interest holder is classified outside of permanent equity as mezzanine equity and presented as a redeemable non-controlling interest in the Consolidated Balance Sheet.
The redeemable non-controlling interest is initially recorded at the issuance-date fair value.
The Company attributes net income (loss) and comprehensive income (loss) between the controlling and non-controlling interests based on the contractual liquidation and distribution provisions that govern the returns for its consolidated subsidiary’s Redeemable Preference Shares and Ordinary Shares. The Redeemable Preference Shares are only entitled to the accrued and unpaid preferred dividends and do not provide for a residual interest. Such dividends are included in the net income (loss) attributable to non-controlling interests held in the form of Redeemable Preference Shares. The net income (loss) attributable to ordinary shareholders of the Company is attributed to the controlling and non-controlling interests on a pro-rata basis based on the relative ownership percentages of the holders of the Ordinary Shares.
Subsequently, the Company adjusts the carrying value of the redeemable non-controlling interest based on the higher of (i) the initial carrying value, increased or decreased for the redeemable non-controlling interest holder’s share of accrued and unpaid dividends, which are compounded annually and payable only upon redemption or liquidation, or (ii) the redemption value.
Any change in the carrying value of redeemable non-controlling interest will be recorded against retained earnings, or additional paid-in capital to the extent available in the absence of retained earnings. In the absence of both retained earnings and additional paid-in capital, the change will be recorded against accumulated deficit within equity. Such adjustments do not affect net income (loss) or comprehensive income (loss).
Recently Adopted Accounting Pronouncements
In November 2023, the FASB issued ASU No. 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU requires public companies to disclose significant segment expenses by reportable segment if they are regularly provided to the chief operating decision maker (“CODM”). Companies are also required to disclose other segment items by reportable segment. All existing annual disclosures about segment profit or loss, as well as the new requirements, must now be provided on an interim basis. The guidance does not change how companies identify their operating segments, aggregate those operating segments, or apply the quantitative thresholds to determine its reportable segments. The guidance should be applied retrospectively unless impracticable. The Company adopted ASU 2023-07 for Fiscal Year 2025 annual reporting and will apply it in interim periods beginning in the first quarter of Fiscal Year 2026. Refer to Note 3 – Segment Information and Disaggregated Revenues for additional details.
Recently Issued and Not Yet Adopted Accounting Pronouncements
In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-12 “Codification Improvements” to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on our Consolidated Financial Statements and related disclosures.
In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. The Company does not expect any significant impact on its financial condition or results of operations upon adoption.
In November 2025, the FASB issued ASU 2025-09 to amend the guidance in “Derivatives and Hedging” (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on our Consolidated Financial Statements and related disclosures.
In September 2025, the FASB issued ASU 2025-06, “Intangibles - Goodwill and Other - Internal use Software (Subtopic 350-40): Targeted improvements to the Accounting for Internal-use Software”. The ASU was issued to modernize the accounting for internal-use software by eliminating the accounting consideration of software project development stages and clarifying the threshold applied to begin capitalizing costs. This guidance is effective for annual periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. Public business entities are permitted to adopt the ASU prospectively or retrospectively. The Company is currently evaluating the impact of this guidance on our Consolidated Financial Statements and related disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization from each relevant expense caption. The amendments in ASU 2024-03 are effective for the Company’s Fiscal Year 2028 annual reporting and for interim reporting periods beginning in the first quarter of Fiscal Year 2029. Early adoption and retrospective application are permitted but not required. The Company is currently evaluating the impact that this guidance will have on its financial statement disclosures.
In December 2023, the FASB issued ASU No. 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures to amend and enhance existing annual income tax disclosures primarily focusing on two reporting areas: (1) greater disaggregation of information in the effective tax rate reconciliations and (2) disclosure of income taxes paid by the companies, disaggregated by applicable jurisdiction. Companies are required to use specific categories to prepare and disclose a tabular rate reconciliation of (1) the reported income tax benefit (or provision) from continuing operations and the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile, (2) reconciling items within certain categories that are equal to or greater than a specified quantitative threshold, including the nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items. The guidance also requires companies to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions including individual jurisdictions with amounts paid equal to or greater than a specified quantitative threshold. The guidance also requires companies to disclose income (or loss) from continuing operations before income tax benefit (or provision) disaggregated between domestic and foreign as well as income tax benefit (or provision) from continuing operations disaggregated by federal, state, and foreign jurisdictions. The guidance is effective for the Company’s Fiscal Year 2026 annual reporting. Early adoption is permitted. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the impact that this guidance will have on its financial statement disclosures.
3.    SEGMENT INFORMATION
Effective the first quarter of fiscal year 2026, the Company realigned its management reporting structure, which impacted the way the CODM, the Executive Chair, allocates resources and assesses financial performance. The Company is now organized into two reportable operating segments: Hair & Nail, and Beauty Tech. The former Europe, Middle East and Africa and Asia Pacific segment (“EMEA & APAC”) and Americas segment including operations across the United States, Canada, Central and Latin America was integrated into one new reportable

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
segment: Hair & Nail. The former globally operating ghd segment is hereafter referred to as Beauty Tech. Such changes have been retrospectively presented in the Company’s financial statements for the years ended June 30, 2025 and 2024.
Sales across the Hair & Nail segment are primarily derived from the distribution of beauty products, including hair color, hair styling and care products, nail color, nail care products, and hair appliances, through its professional and retail channels. The Beauty Tech segment sales are from the distribution of electrical styling tools including hair straighteners, hair dryers, and curling products. These segments are aligned with the Company’s internal structure to manage the business.
Corporate, which does not meet the criteria to be an operating segment, provides management and administrative services to the Company’s reportable operating segments described above and consists of unallocated corporate expenses and depreciation, and administrative costs and activities not considered when evaluating segment performance. Certain shared costs are allocated to the relevant operating segments when applicable.
The Company’s CODM was the Chief Executive Officer (“CEO”) up until her resignation. Following the resignation of the CEO in January 2025, the Company has designated its Executive Chair as interim CEO and the CODM of the company. The CODM evaluates the performance of the Company’s reportable segments using Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). Adjusted EBITDA is calculated as income (loss) before income taxes, excluding depreciation and amortization, interest expense, restructuring and other charges, and certain non‑recurring or non‑operational items.
Adjusted EBITDA is the primary measure used by the CODM to assess segment performance, determine the allocation of resources among segments, and evaluate budgeted versus actual results. This measure is also utilized in establishing certain performance‑based compensation arrangements.
The CODM is not regularly provided with total assets by segments; therefore, the total asset disclosure by segment has not been included.
The following table represents net revenues by reportable segments:

(In thousands)	Year ended June 30, 2025
Segment Revenues	Hair & Nail	Beauty Tech	Total
Revenues from external customers	$2,290,554	$401,628	$2,692,182
Intersegment revenues	—	6,452	6,452
Segment Revenues	2,290,554	408,080	2,698,634
Reconciliation of revenues
Elimination of intersegment revenues			(6,452)
Net Revenues			$2,692,182

(In thousands)	Year ended June 30, 2024
Segment Revenues	Hair & Nail (i)	Beauty Tech	Total
Revenues from external customers	$2,223,270	$366,981	$2,590,251
Intersegment revenues	—	6,939	6,939
Segment Revenues	2,223,270	373,920	2,597,190
Reconciliation of revenues
Elimination of intersegment revenues			(6,939)
Net Revenues			$2,590,251
__________________
(i)Includes returns associated with Separation and other activities that are considered as part of Separation costs.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The following tables set forth information related to reportable operating segments:

	June 30, 2025
(In thousands)	Hair & Nail	Beauty Tech	Total
Net Revenues	$2,290,554	$401,628	$2,692,182
Significant segment expenses:
Adjusted cost of Sales (i)	(709,917)	(135,567)
Advertising and promotional costs (ii)	(292,399)	(67,317)
Adjusted other selling, general and administrative expenses (iii)	(902,907)	(144,290)
Other segment items (iv)	(6,136)	1,867
Depreciation expense add-back (v)	63,064	13,755
Segment Adjusted EBITDA	$442,259	$70,076	$512,335
Unallocated corporate expense (vi)			(38,362)
Adjusted EBITDA:			$473,973
Reconciliation of Adjusted EBITDA:
Depreciation			(76,819)
Amortization			(49,427)
Other expenses, net (vii)			2,446
Interest expense, net			(177,860)
Other financial (expense) income, net			(8,078)
Impairment charges			(53,086)
Stock based compensation			(15,327)
Restructuring and other charges			(36,504)
Separation costs			(5,075)
Transformation costs			(9,547)
IPO related expenses			(2,071)
Income before income taxes			$42,625

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83

	June 30, 2024
(In thousands)	Hair & Nail	Beauty Tech	Total
Net Revenues	$2,223,270	$366,981	$2,590,251
Significant segment expenses:
Adjusted cost of Sales (i)	(709,771)	(135,576)
Advertising and promotional costs (ii)	(281,433)	(61,366)
Adjusted other selling, general and administrative expenses (iii)	(867,728)	(128,109)
Other segment items (iv)	(13,873)	(2,867)
Depreciation expense add-back (v)	56,740	11,409
Segment Adjusted EBITDA	$407,205	$50,472	$457,677
Unallocated corporate expense (vi)			(42,379)
Adjusted EBITDA:			$415,298
Reconciliation of Adjusted EBITDA:
Depreciation			(68,149)
Amortization			(48,843)
Other expenses, net (vii)			(11,846)
Interest expense, net			(203,339)
Other financial (expense) income, net			9,032
Impairment charges			(148,838)
Stock based compensation			(10,565)
Restructuring and other charges			(31,092)
Separation costs			(10,290)
Transformation costs			(36,507)
IPO related expenses			(1,688)
(Loss) before income taxes			$(146,827)
__________________
(i)Excluding certain separation costs and transformation costs.
(ii)Included within selling, general and administrative expenses on the Consolidated Statement of Operations.
(iii)Excluding certain separation and transformation and IPO related costs.
(iv)Primarily includes allowances and write-offs for doubtful receivables, and miscellaneous operating items such as one-off recoveries and other non-core income and expenses. Excludes certain separation and transformation costs.
(v)There is depreciation recorded within cost of sales, advertising and promotion, and selling, general and administrative expenses, so there is an add-back of depreciation to calculate Adjusted EBITDA.
(vi)Unallocated corporate expenses include other items that are managed at the corporate level.
(vii)Includes foreign exchange gains/losses, non-service pension and OPEB expense, corporate severance and other charges, management fees, miscellaneous income or expense, and other items not indicative of core operating performance, that are included in other expenses, net on the Consolidated Statement of Operations.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Disaggregation of Revenue:
The following table summarizes the disaggregation of net revenues by region and product category:

(In thousands)	Years Ended June 30,
Regions:	2025	2024
Americas	$1,041,868	$1,043,014
EMEA & APAC	1,650,314	1,547,237
Total	$2,692,182	$2,590,251
Product Categories:
Professional Hair	$1,500,010	$1,449,532
Retail Hair and Nail	770,695	754,157
Styling Tools (i)	421,477	386,562
Net revenues	$2,692,182	$2,590,251
__________________
(i)Comprised of products of the Company's beauty technology brand, ghd.
Geographic Information:
The following table presents net revenues by geographic areas:

(In thousands)	Years Ended June 30,
Net revenues	2025	2024
United States	$692,329	$701,118
United Kingdom	303,722	279,749
Germany	281,000	247,502
Other	1,415,131	1,361,882
Net revenues	$2,692,182	$2,590,251
No customer represents more than 10% of the consolidated net revenues for any period presented.
The following table presents long-lived assets by geographic areas:

(In thousands)	Year Ended June 30,
Long-lived assets (i)	2025
Germany	$86,411
Mexico	44,259
United States	22,613
Other	62,006
Long-lived assets	$215,289
__________________
(i)Long-lived assets consist of property, plant and equipment, excluding computer software.
4.    RESTRUCTURING COSTS
The Company has undertaken several restructuring initiatives aimed at optimizing its cost structure and aligning its operations with its strategic priorities. All costs are reported within “Restructuring costs” on the Consolidated Statements of Operations.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
2023 Restructuring Program
During Fiscal Year 2023, the Company’s executive management approved a restructuring plan (“2023 Restructuring Program”) aimed at aligning headcount resources with its strategic plans. The 2023 Restructuring Program was completed during Fiscal Year 2024 and the Company does not expect to incur additional costs under this plan. During the year ended June 30, 2024, the Company has incurred cumulative restructuring charges in relation to 2023 Restructuring Program of $31.1 million, consisting of $24.1 million of severance costs and $7.0 million of consulting and other costs.
Operating Model Optimization
During Fiscal Year 2025, the Company’s executive management approved approximately $33.8 million of restructuring costs in order to improve the Company’s operating model (“Operating Model Optimization”). The Company has incurred cumulative restructuring charges in relation to Operating Model Optimization of $33.8 million, consisting of $30.8 million of severance costs and $3.0 million of consulting and other costs. As of June 30, 2025, Operating Model Optimization was substantially completed, and the Company does not expect to incur additional costs under this initiative.
China Exit Program
On June 30, 2025, an exit plan from the China hair products business (“China Exit Program”) within the Hair & Nail segment was initiated, due to the continuous lack of profitability in this market. China Exit Program is expected to be completed in Fiscal Year 2026. The Company has incurred cumulative restructuring charges in relation to China Exit Program of $1.5 million consisting of $1.1 million of severance costs and $0.4 million of consulting and other costs. The Company expects to incur an additional $4.4 million related to this initiative in Fiscal Year 2026.
Briogeo Integration
In May 2025, management approved Briogeo Integration, an initiative to fully integrate Briogeo into the Wella brand structure (“Briogeo Integration”) within the Hair & Nail segment. The Company has incurred cumulative restructuring charges in relation to Briogeo Integration of $1.3 million, consisting of severance costs. The Company expects to incur an additional $2.1 million in relation to this initiative in Fiscal Year 2026.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The table below presents the restructuring costs for the years ended June 30, 2025 and 2024:

	Years Ended June 30,
(In thousands)	2025	2024
2023 Restructuring Program:
Consulting and other costs	$—	$(7,030)
Severance costs	—	(24,062)
Total	$—	$(31,092)
Operating Model Optimization:
Consulting and other costs	$(2,983)	$—
Severance costs	(30,776)	—
Total	$(33,759)	$—
China Exit Program:
Consulting and other costs	$(341)	$—
Severance costs	(1,124)	—
Total	$(1,465)	$—
Briogeo Integration:
Severance costs	(1,280)	—
Total	$(1,280)	$—
Total restructuring costs	$(36,504)	$(31,092)
The following table displays a roll-forward of the restructuring accruals, presented on our Consolidated Balance Sheet within accrued expense and other current liabilities for the year ended June 30, 2025:

Year Ended June 30,
(In thousands)	2025
Restructuring accruals, July 1	$7,399
Payments	(24,716)
Restructuring costs	36,504
Restructuring accruals, June 30	$19,187
Of the above restructuring accruals, the Company has incurred $24.7 million of cash expenditures for the year ended June 30, 2025.
5.    OTHER FINANCIAL (EXPENSE) INCOME
Other financial (expense) income, net for the years ended June 30, 2025 and 2024, are presented below:

	Years Ended June 30,
(In thousands)	2025	2024
Financing and commitment fees	$(16,264)	$(11,347)
Interest rate swaps gain	8,922	16,520
Foreign exchange gain on financial instruments	325	4,600
Other financial loss	(1,061)	(741)
Total Other financial (expense) income, net	$(8,078)	$9,032
For additional details on the Company’s interest rate swaps arrangements refer to Note 15 - Derivative Instruments.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
6.    INVENTORIES
Inventories as of June 30, 2025 is presented below:

Year Ended June 30,
(In thousands)	2025
Raw materials	$57,353
Work-in-process	9,890
Finished goods	275,783
Total inventories	$343,026
During the years ended June 30, 2025 and 2024, the Company recognized inventory write-downs of $22.4 million and $34.0 million, respectively. This is included in the cost of sales in the Company’s Consolidated Statement of Operations.
7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets as of June 30, 2025 is presented below:

Year Ended June 30,
(In thousands)	2025
Prepaid fees, insurance and rent	$39,896
Value-added, sales and other non-income tax assets	46,755
Prepaid marketing, copyright and agency fees	20,978
Short-term listing fees	7,006
Customer loan receivables	3,049
Income tax receivables	16,677
Other prepaid	10,330
Total prepaid expenses and other current assets	$144,691
8.    PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, net as of June 30, 2025 is presented below:

Years Ended June 30,
(In thousands)	2025
Land	$21,530
Buildings	118,226
Machinery and equipment	149,708
Computer equipment and software	199,400
Marketing furniture and fixture	39,626
Construction in progress	58,021
Property, plant and equipment, gross	586,511
Accumulated depreciation and amortization	(261,926)
Property, plant and equipment, net	$324,585
During the years ended June 30, 2025 and 2024, the Company recognized total depreciation expense of $75.0 million and $66.3 million, respectively. Of these amounts $60.0 million in Fiscal Year 2025 and $54.5 million in Fiscal Year 2024 were recorded in selling, general and administrative expenses. Depreciation related to

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
manufacturing equipment of $15.0 million in Fiscal Year 2025 and $11.8 million in Fiscal Year 2024, was included in cost of sales in the Company’s Consolidated Statement of Operations.
9.    GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
Movements in goodwill attributable to each reportable segment during the year ended June 30, 2025 are presented below:

	As of June 30, 2025
(In thousands)	Hair & Nail	Beauty Tech	Total
Balance as of June 30, 2024	$631,352	$163,721	$795,073
Foreign currency translation	29,988	11,483	41,471
Balance as of June 30, 2025	$661,340	$175,204	$836,544
Other intangible assets
Other intangible assets primarily include trademarks, customer relationships and technology resulting from assets purchased by the Company. The Company’s trademarks were determined to be indefinite-lived intangible assets and are tested annually for impairment. The Company’s finite-lived other intangible assets consisting of customer relationships and technology are amortized on a straight-line basis over their estimated useful life.
Trademarks are tested for impairment at a trade name level, and consist of: (1) Briogeo US, (2) Briogeo International, (3) OPI, (4) ghd, (5) Wella Retail, (6) Clairol, (7) Wella Professionals, (8) System Professional, (9) Sebastian Professional, (10) Nioxin, (11) Lifestyle, and (12) Polo.
During the year ended June 30, 2025, the Company recorded impairment charges of $53.1 million, relating to its Briogeo US trademark of $22.2 million, Lifestyle of $3.5 million, and Polo of $27.4 million, respectively. As of June 30, 2024, the Company recorded impairment losses of $141.0 million, relating to Briogeo US of $96.6 million, Briogeo International of $7.2 million, Lifestyle of $8.1 million, and Polo of $29.1 million, respectively. This is presented in intangible impairment charges in the Consolidated Statement of Operations.
Information regarding the Company’s other intangible assets as of June 30, 2025, are presented below:

		As of June 30, 2025
(In thousands)	Estimated remaining useful life (Years)	Adjusted gross carrying amount (1)	Accumulated Amortization	Net carrying amount
Indefinite-lived other intangible assets:
Trademarks	N/A	$2,243,521	$—	$2,243,521
Finite-lived other intangible assets:
Customer relationships	11	590,920	(172,459)	418,461
Technology	5.7	125,508	(57,524)	67,984
Total finite-lived other intangible assets:	10.1	716,428	(229,983)	486,445
Total other intangible assets		$2,959,949	$(229,983)	$2,729,966
__________________
(1)Adjusted carrying amount includes accumulated impairment of $195.0 million.
Amortization expense for finite-lived other intangible assets for each of the years ended June 30, 2025 and 2024 was $49.4 million and $48.8 million, respectively.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The estimated amortization expense for each of the next five years and thereafter is as follows:

(In thousands)
Fiscal Year	Estimated amortization expense
2026	$51,887
2027	51,887
2028	51,887
2029	51,887
2030	51,887
Thereafter	227,010
Total	$486,445
Impairment Assessment
For further policy information on the Company’s policy relating to its impairment assessment of goodwill and other indefinite-lived intangible assets, see Goodwill and Other Indefinite-lived Intangible Assets within Note 2 – Summary of Significant Accounting Policies.
Fiscal Year 2025
In Fiscal Year 2025, based on the Company’s annual goodwill and other indefinite-lived intangible asset impairment testing as of April 30, 2025, the Company determined that its Briogeo US trademark was further impaired by $22.2 million as a result of lower-than-expected growth rates in the North America business, primarily due to decline in Fiscal Year 2025 performance and increased performance uncertainties.
Additionally, the Lifestyle and Polo trademarks were impaired by $3.5 million and $27.4 million, respectively, due to the lack of investment and innovation in these brands.
The above impairments to the carrying value of the trademarks did not result in impairment of goodwill for Fiscal Year 2025.
Fiscal Year 2024
In Fiscal Year 2024, based on the Company’s annual goodwill and other indefinite-lived intangible asset impairment testing as of April 30, 2024, the Company determined that the carrying value of its reporting unit in the Hair & Nail segment and Briogeo US and Briogeo International trademarks exceeded their estimated fair value by $7.8 million, $96.6 million and $7.2 million, respectively. These goodwill and trademark impairments resulted from lower revenues and profitability than initially forecasted, driven mostly by post-acquisition executive management turnover, limited new product innovation impact and stronger competition in the Americas major distribution channels.
Additionally, trademark impairment on Lifestyle and Polo of $8.1 million and $29.1 million, respectively, were primarily the result of declining revenues and delay in implementing innovation and growth strategies.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
10.    OTHER NON-CURRENT ASSETS
Other non-current assets as of June 30, 2025 is presented below:

Year Ended June 30,
(In thousands)	2025
Interest rate swaps	$216
Other long-term assets	19,696
Long-term listing fees receivable	9,604
Security deposits	6,801
Other post-employment assets	9,722
Customer and other loans receivable	3,331
Total other non-current assets	$49,370
11.    ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES
Accrued expense and other current liabilities as of June 30, 2025 is presented below:

Year Ended June 30,
(In thousands)	2025
Customer returns, discounts, allowances and bonuses	$196,468
Compensation and other compensation related benefits	137,089
Accrued interest	56,577
Value-added, sales and other non-income taxes	55,802
Other operating accruals	43,987
Other selling, general and administrative accruals	40,306
Advertising, marketing, licensing and freight	14,930
Auditing, consulting, legal and litigation accruals	11,392
Accrued income taxes	11,173
Total accrued expenses and other current liabilities	$567,724
12.    LONG-TERM DEBT
The Company’s long-term debt and available financing as of June 30, 2025 is as follows:

	June 30, 2025
(In thousands)	Outstanding Balance	Unamortized debt issuance costs	Balance Sheet
Term Loan Facility (Due February 2029):
Dollar portion	$175,000	$(1,716)	$173,284
Euro portion	1,423,916	(20,416)	1,403,500
Sterling portion	754,574	(5,712)	748,862
Total Long-term debt	$2,353,490	$(27,844)	$2,325,646

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The table below presents the terms and components of interest on the Company’s outstanding borrowings as of June 30, 2025:

Facility	Maturity Date	Borrowing capacity (in millions)	Interest Rate Terms	Applicable Interest Rate Spread as of June 30, 2025	Effective Interest Rate Used for Accounting	Repayment Schedule
Term Loan Facility – Dollar portion	February 2029	$175.00	SOFR plus a margin ranging from 4% to 4.75% per annum floored at 0.75%	4.25%	5.72%	Payable in full at maturity date
Term Loan Facility – Euro portion	February 2029	€990.0	EURIBOR plus a margin ranging from 3.25% to 3.75% per annum floored at 0%	3.25%	3.81%	Payable in full at maturity date
Term Loan Facility – Euro portion	February 2029	€100.0	EURIBOR plus a margin ranging from 3.25% to 3.75% per annum floored at 0%	3.25%	3.97%	Payable in full at maturity date
Term Loan Facility – Euro portion	February 2029	€125.0	EURIBOR plus a margin ranging from 3.25% to 3.75% per annum floored at 0%	3.25%	5.83%	Payable in full at maturity date
Term Loan Facility – Sterling portion	February 2029	£550.0	SONIA plus a margin ranging from 4.25% to 5.0% per annum floored at 0%	4.50%	5.61%	Payable in full at maturity date
Revolving Credit Facility	August 2028	$347.5	Applicable reference rate plus a margin ranging from 2.50% to 3.50% per annum floored at 0%	2.75%	n/a	Payable in full at maturity date
Term Loan Facility
Pursuant an amendment agreement entered into on February 5, 2024 (the “2024 ARA”) in connection with the senior facilities agreement originally dated February 1, 2022 (as amended and/or restated from time to time, the “SFA”), Rainbow UK Holdco Limited, in its capacity as “Obligors’ Agent” (“Rainbow Holdco”), increased the commitments under the Euro portion of the Term Loan Facility B (“Facility B (EUR)”) by way of a fungible €100.0 million upsize, thereby increasing Facility B (EUR) to €1,090.0 million in aggregate. The remaining terms of the SFA remained unchanged. The €100.0 million increase was subsequently fully drawn on February 23, 2024.
On March 20, 2025, Rainbow Holdco further increased its borrowings under Facility B (EUR) by an additional fungible €125.0 million upsize. The remaining terms of the SFA remained unchanged. In connection with the incremental borrowing, the Company accounted for the transaction as a modification, and continues to amortize the remaining debt issuance costs of €0.8 million ($0.9 million) over its remaining term.
For the years ended June 30, 2025 and June 30, 2024, the Company recognized financing fees on the Term Loan Facility B of $6.7 million and $6.2 million, respectively. This is included in other financial (expense) income, net, in the Company’s consolidated Statement of Operations.
As of June 30, 2025 and June 30, 2024, the Company had accrued interest of $56.4 million and $58.9 million, respectively on the Term Loan Facility. This is included in accrued expense and other current liabilities in the Consolidated Balance Sheet.
The obligations under the SFA are guaranteed by the Company’s material wholly-owned subsidiaries as described in the SFA and incorporated in England, Delaware, New York, Luxembourg, Germany and Switzerland (the “Material Subsidiaries”) and are required to be guaranteed by any of the Company’s future Material Subsidiary,

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
to the extent legally possible and subject to certain thresholds and exceptions outlined in the SFA. There is also an obligation for members of the Group accounting for at least 80% of the consolidated EBITDA of the Group to provide the same guarantee under the SFA. The obligations under the SFA are secured by each Obligors’ material assets, including the shares in Obligors held by each Obligor, material operating bank accounts, and material structural intercompany loans, subject to certain exceptions as outlined in the SFA.
Revolving Credit Facility
The SFA also includes a multicurrency revolving credit facility (“RCF”). As of June 30, 2025 and June 30, 2024, the Company had no outstanding borrowings under the RCF.
For each of the years ended June 30, 2025 and June 30, 2024, the Company recognized financing fees on the RCF of $0.9 million. This is included in other financial (expense) income, net, in the Company’s consolidated Statement of Operations. As of June 30, 2025 and June 30, 2024, the Company had unamortized debt issuance costs of $2.9 million and $3.8 million, respectively relating to the RCF. This is included in prepaid expenses and other current assets for the short-term portion and in other non-current assets for the long-term portion in the Consolidated Balance Sheet.
The obligations under the RCF share the same guarantees and security described in section “Term Loan Facility” above.
Pay-in-Kind (“PIK”) Euro Loan
On February 1, 2022, the Company entered into a PIK Note Facility Agreement pursuant to which certain PIK Notes were issued by the Company (the “PIK Notes”).
On February 5, 2024, the Company made a prepayment of €80.9 million ($87.5 million), thereby reducing the PIK Notes balance to €249.6 million.
On March 20, 2025, the Company prepaid in full the remaining outstanding balance on the PIK Notes of €249.6 million. The Company also paid the remaining interest of €1.6 million. In relation to the repayment, the Company recognized a loss on extinguishment of debt of approximately €4.9 million ($5.3 million), consisting of unamortized debt issuance costs, in its Consolidated Statement of Operations. The Company used the incremental borrowings from the Euro portion of the Term Loan Facility B described in section “Term Loan Facility” above, a draw down from the RCF and the Company’s cash to repay the PIK Loan in full.
For the years ended June 30, 2025 and June 30, 2024, the Company recognized financing fees on the PIK Euro Loan of $5.8 million and $1.3 million, respectively. This is included in other financial (expense) income, net, in the Company’s Consolidated Statement of Operations.
As of June 30, 2025, the Company had no accrued interest on the PIK Notes. As of June 30, 2024, the Company had accrued interest of $10.9 million on the PIK Notes. This is presented in accrued expense and other current liabilities in the Consolidated Balance Sheet.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Debt Maturities Schedule
Aggregate maturities of all long-term debt, excluding debt issuance costs, as of June 30, 2025 are presented below:

(In thousands)
Fiscal Year	Aggregate maturity amount
2026	$—
2027	—
2028	—
2029	2,353,490
2030	—
Thereafter	—
Total	$2,353,490
Covenants
The Company’s SFA, including RCF, contains customary affirmative and negative covenants, including but not limited to limitations on debt, liens, dispositions, investments, fundamental business scope changes, dividend payments and affiliate transactions, in each case, subject to certain permitted exceptions.
The SFA also contains a financial covenant, under the form of a Senior Secured Leverage Ratio. The financial covenant is provided only for the benefit of lenders under the RCF and, with respect to the Term Loan Facility, a breach of this financial covenant shall not (or be deemed to) directly or indirectly constitute, or result in, a breach of any representation, warranty, undertaking or other term in the Finance Documents or a Default or an Event of Default.  Furthermore, the financial covenant shall not be required to be satisfied for any purpose unless at 5.00 p.m. London time on the last day of relevant financial quarter the aggregate amount of all loans outstanding under the RCF (less the aggregate amount of cash and Cash Equivalents held by the Group and the proceeds of any Revolving Loan used to fund any original issue discount or similar amount) is greater than 40% of the aggregate commitments under the RCF at the time. The financial covenant is tested each quarter and the Term Loan Facility requires compliance with the financial covenant only if the amounts drawn under the RCF in cash (less cash and cash equivalents) as of the relevant test date is 40% or greater of the total aggregate RCF commitments under the RCF. In such scenario, the Senior Secured Leverage Ratio in respect of a Measurement Period (as defined in the Senior Facilities Agreement) shall not be greater than the maximum ratio 9.00:1. The Senior Secured Leverage Ratio is the ratio of Consolidated Net Indebtedness (excluding any hedging obligations and/or indebtedness that does not constitute Senior Lender Liabilities, Senior Notes Liabilities or Permitted Senior Financing Liabilities) to Consolidated EBITDA (each as defined in the SFA). The margin (spread) referred to in the above facility table for each debt instrument may fluctuate in future periods if the Senior Secured Leverage Ratio is increased or reduced by certain amounts by virtue of a margin ratchet mechanism.
As of June 30, 2025 and June 30, 2024, the Company is in compliance with the covenants of the SFA.
13.    INCOME TAXES
The income tax provision changes quarterly based on various factors including, but not limited to, the geographical level and mix of earnings; enacted tax legislation; foreign, state and local income taxes; changes in valuation allowances; tax audit settlements; and the interaction of various global tax strategies. In addition, changes in judgment from the evaluation of new information resulting in the recognition, derecognition or remeasurement of a tax position taken in a prior annual period are recognized in the quarter of change.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Income (loss) before income taxes for the years ended June 30, 2025, and June 30, 2024, is presented below:

	Years Ended June 30,
(In thousands)	2025	2024
United Kingdom (domestic)	$(111,788)	$(107,846)
Foreign	154,413	(38,981)
Total Income (loss) before income taxes	$42,625	$(146,827)
The components of the Company’s total provision (benefit) for income taxes for the years ended June 30, 2025, and June 30, 2024, are presented below:

	Years Ended June 30,
(In thousands)	2025	2024
Current Provision (benefit):
United Kingdom (domestic)	$10,930	$(1,513)
Foreign	36,121	23,030
	47,051	21,517
Deferred Provision (benefit):
United Kingdom (domestic)	(6,326)	1,735
Foreign	10,616	(54,905)
	4,290	(53,170)
Total Provision (benefit) for income taxes	$51,341	$(31,653)
The increase in the UK tax provision is primarily due to excess interest expense that is not currently deductible and has been carried forward with a full valuation allowance recorded against the related deferred tax assets. The higher foreign tax provision mainly reflects increased income before taxes in those jurisdictions.
The reconciliation of the Company’s effective income tax rate during the years ended June 30, 2025, and June 30, 2024, is presented below:

	Years Ended June 30,
	2025		2024
(In thousands)	Amount	Percent	Amount	Percent
Income (loss) before income taxes	$42,625		$(146,827)
Provision (benefit) for income taxes at statutory rate	10,656	25.0%	(36,707)	25.0%
Foreign tax differentials	(4,010)	(9.4)	560	(0.4)
Change in valuation allowance	31,181	73.2	82,399	(56.1)
Change in unrecognized tax benefit	3,884	9.1	676	(0.5)
Changes in tax rates	(36)	(0.1)	(13,575)	9.2
Non-deductible expenses	2,365	5.5	10,135	(6.9)
Prior year adjustments	1,453	3.4	(15,411)	10.5
Tax credits	(2,933)	(6.9)	(60,083)	40.9
Withholding tax	6,076	14.3	—	0.0
Other	2,705	6.3	353	(0.2)
Provision (benefit) for income taxes	$51,341	120.4%	$(31,653)	21.5%
The effective tax rate for Fiscal Year 2025 was primarily impacted by a full valuation allowance on non-deductible excess interest carry forwards, higher pre-tax income in high-tax jurisdictions, and prior year adjustments.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Foreign tax differentials reflect the impact of differences between local statutory tax rates and the UK benchmark rate. The lower differential in Fiscal Year 2025 is mainly due to reduced variance in local rates and lower pre-tax income in high-rate jurisdictions.
The change in valuation allowance in Fiscal Year 2025 primarily reflects a provision against deferred tax assets related to disallowed interest expense under the UK Corporate Interest Restriction rules. The change in valuation allowance in Fiscal Year 2024 was mainly due to Swiss tax credit, which did not recur in Fiscal Year 2025.
For the year ended June 30, 2025, the Company did not recognize any new tax credits. The immaterial amount recorded primarily reflects residual credits from the UK Research and Development Expenditure Credit regime, local and regional incentives, and donation-related programs. In contrast, Fiscal Year 2024 included a significant Swiss tax credit following a new ruling, although the related deferred tax asset was fully offset by a valuation allowance.
Changes in tax rates in Fiscal Year 2024 were largely driven by the impact of a Swiss tax holiday, which was not repeated in Fiscal Year 2025.
Non-deductible expenses decreased in Fiscal Year 2025 compared to Fiscal Year 2024, which included several one-time items, such as a disallowance related to conditional consideration to Coty, and an expense in Brazil related to the TSA exit. In Fiscal Year 2025, the effective tax rate was decreased by the UK patent box deduction, non-taxable inflation adjustments, and a non-taxable VAT refund, offset by non-deductible stock compensation reversal and a UK VAT refund to Coty.
The increase in withholding taxes in Fiscal Year 2025 primarily reflects the introduction of a royalty arrangement with Brazil, which triggered withholding tax upon implementation during the year. In addition, smaller amounts of withholding tax arose on royalties received from Mexico and on intercompany interest income received from Mexico and Brazil.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Significant components of deferred tax assets and liabilities as of June 30, 2025:

(In thousands)	Year Ended June 30, 2025
Deferred tax assets:
Inventories	$2,392
Bad debt provision	3,225
Property, plant and equipment	6,804
Goodwill	—
Intangible assets	753
Pension plans	3,996
Accruals and allowances	17,962
Lease liability	118
Employee benefits	9,779
Interest expense limitation carry forward	133,013
Tax loss carry forward	81,678
Tax credits carry forward	67,639
Capitalized research and development expenses	9,698
Investment in a partnership	32,021
Other	8,020
Less: valuation allowances	(201,584)
Net deferred tax assets	175,514
Deferred income tax liabilities:
Goodwill	20,958
Intangible assets	248,232
Pensions	4,605
Property, plant and equipment	3,853
Prepaid expenses	2,636
Inventory	—
Other	3,409
Deferred tax liabilities	283,693
Net deferred tax liability	$(108,179)
As of June 30, 2025, deferred tax assets primarily relate to interest expense carryforwards, tax loss carryforwards, tax credits, and basis differences in a US partnership. Interest expense carryforwards are mainly attributable to the UK and the US and can be carried forward indefinitely, subject to annual deductibility limitations. Tax loss carryforwards primarily relate to Switzerland and other foreign jurisdictions. During Fiscal Year 2024, approximately $29.9 million of US tax losses were written off as a result of prior-year return amendments. Tax credit carryforwards are primarily related to Switzerland and, if unused, will expire in 2030. Deferred tax assets also include basis differences from a US partnership investment, with the increase in Fiscal Year 2025 reflecting prior-year adjustments to the tax basis of goodwill and intangible assets. Valuation allowances increased by $46.7 million in Fiscal Year 2025, largely due to nondeductible interest expenses in the UK and increased tax loss carryforwards in China.
Deferred tax liabilities primarily relate to the difference between book and tax basis in intangible assets, particularly in the United States. These differences arise from differing useful lives under US GAAP and tax rules.
The Company regularly evaluates the realizability of deferred tax assets based on available positive and negative evidence. As of June 30, 2025, the Company continues to maintain valuation allowances against deferred

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
tax assets related to Swiss tax credits, UK interest expense carryforwards, and net deferred tax assets in China. These valuation allowances reflect cumulative losses and uncertainty regarding future profitability in the respective jurisdictions.
The expirations of net operating loss in each of the Fiscal Years 2025 and 2024, are presented below:

(In thousands)	June 30, 2025
Fiscal Year	United States	Western Europe	Rest of World	Total
2025	$—	$—	$6,932	$6,932
2026	—	—	1,903	1,903
2027	—	—	2,385	2,385
2028	—	170,409	2,368	172,777
2029	—	261,328	6,864	268,192
2030 and thereafter	1,036	83,553	1,049	85,638
Total	$1,036	$515,290	$21,501	$537,827

(In thousands)	June 30, 2024
Fiscal Year	United States	Western Europe	Rest of World	Total
2025	$—	$—	$6,840	$6,840
2026	—	—	1,878	1,878
2027	—	—	3,198	3,198
2028	—	133,880	2,530	136,410
2029 and thereafter	—	298,680	23,480	322,160
Total	$—	$432,560	$37,926	$470,486
The Company operates in multiple tax jurisdictions and is subject to ongoing audits and reviews by local tax authorities. These audits often involve complex income tax matters and may cover multiple fiscal years. While the timing and ultimate outcome of such audits may vary, the Company has assessed its open tax years and believes it has appropriately provided for all material income tax exposures based on the information available as of June 30, 2025.
Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted in light of new facts and circumstances, including audit progress, developments in case law, and the expiration of statutes of limitations. These adjustments are reflected in the provision for income taxes as appropriate. As of June 30, 2025, the Company had open tax years in various jurisdictions dating back to 2018.
As of June 30, 2025 and June 30, 2024, the Company had gross unrecognized tax benefits of $91.8 million and $84.2 million, respectively, all of which, if recognized, would reduce the effective income tax rate in future periods. The increase primarily reflects additions related to current year tax positions and the impact of foreign currency translation.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
A reconciliation of the beginning and ending amount of UTBs is presented below:

Year Ended June 30,
(In thousands)	2025
Unrecognized Tax Benefits, beginning of the year	$84,176
Additions for current period tax positions	1,404
Reductions for tax positions of prior periods	—
Settlements	(988)
Foreign currency translation	7,171
Unrecognized Tax Benefits, end of the year	$91,763
Interest and penalties related to unrecognized tax benefits are recorded as components of income tax expense. During Fiscal Year 2025 and 2024, the Company recorded a decrease in accrued penalties of $0.4 million and an increase of $1.0 million, respectively. During Fiscal Year 2025 and 2024, the Company recorded an increase in accrued interest of $0.6 million and an increase of $0.5 million, respectively. As of June 30, 2025 and 2024, the Company had accrued penalties and interest of $0.9 million and $1.4 million, and $2.8 million and $2.2 million, respectively.
Of the additions for uncertain tax positions relating to prior years, as of June 30, 2025 and 2024, $28.2 million and $26.5 million, respectively are covered by an indemnification agreement with Coty. The related liability is recorded in other non-current liabilities in the Consolidated Balance Sheet. A corresponding receivable from Coty is included in receivables due from related parties (See Note 19 - Related Party Transactions).
Earnings of foreign subsidiaries are considered to be indefinitely reinvested to support operational and capital requirements, except for Mexico, where a partial remittance is planned to manage foreign exchange exposure and a deferred tax liability of $1.2 million was recognized in 2025. As of June 30, 2025 and 2024, the estimated unrecognized deferred tax liability on indefinitely reinvested earnings is approximately $5.0 million and $10.0 million, respectively.
14.    EMPLOYEE BENEFIT PLANS
Pension Plans
The Company sponsors contributory and non-contributory defined benefit pension plans, covering international employees primarily in Germany and Switzerland (representing a total liability of 89.3% and 89.1% for Fiscal Year 2025 and 2024, respectively compared to the total liabilities at Company level). The Company measures defined benefit plan assets and obligations as of the date of the Company’s fiscal year end, that is as of June 30, 2025 and June 30, 2024, respectively.
Settlements and Curtailments for Pension Plans
The Company concluded restructuring actions in certain countries which resulted in a liability curtailment loss of $0.3 million during the year ended June 30, 2025. The liability curtailment gain reported during the year ended June 30, 2024 was not significant. The settlement gain reported for Fiscal Year 2025 and 2024 of $17.8 million and $9.8 million, respectively, is mainly a result of current year benefit payments being higher than current period service cost and interest cost, based on the applicable accounting rules. The gains or losses resulting from any settlement and curtailment activity are included in the relevant year’s Net Periodic Benefit Cost.
Plan Amendments for Pension Plans
The plan amendment loss of $0.3 million is a result of change in conversion factors for women, based on the updated plan rules for Switzerland. The current year Net Periodic Benefit Cost has been updated accordingly to reflect the impact due to the plan amendment. The plan amendment gain of $4.0 million for the year ended June 30,

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
2024 was a result of the introduction in Switzerland of a “1e plan” effective as of April 1, 2024. The disclosures presented below include          amounts related to jubilee service awards applicable to certain European countries.
Other Post-Employment Benefit Plans (“OPEB”)
OPEB plans are currently not provided by the Company.
The aggregate reconciliation of the projected benefit obligations, plan assets, funded status and amounts recognized in the Company’s Consolidated Financial Statements related to the Company’s pension plans and other long-term employee benefit plans is presented below:

Years Ended June 30,
(In thousands)	2025
Change in benefit obligation
Benefit obligation — Opening balance	$258,698
Service cost	11,864
Interest cost	8,358
Plan participants’ contributions	2,800
Plan amendments	254
Benefits paid	970
New employees transfers in	—
Premiums paid	(555)
Pension curtailment	309
Pension settlement	(17,784)
Actuarial loss (gain)	(2,526)
Effect of exchange rates	26,994
Benefit obligation—June 30	$289,382

Year Ended June 30,
(In thousands)	2025
Change in plan assets
Fair value of plan assets—Opening balance	$181,588
Actual return on plan assets	15,060
Employer contributions	10,094
Plan participants’ contributions	2,800
Benefits paid	3,335
New employees transfers in	—
Premiums paid	(554)
Plan settlements	(17,784)
Effect of exchange rates	20,439
Fair value of plan assets—June 30	214,978
Funded status—June 30	$(74,404)

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
With respect to the Company’s pension plans, amounts recognized in the Company’s Consolidated Balance Sheet as of June 30, 2025, are presented below:

(In thousands)	Years Ended June 30,
Total Company Pension Plans	2025
Non-current assets	$6,127
Current liabilities	(1,085)
Non-current liabilities	(79,446)
Funded status	(74,404)
Accumulated Other Comprehensive Loss	(74,130)
Net amount recognized	$(148,534)
Pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets are presented below:

(In thousands)
Total Company Pension Plans	Pension plans with accumulated benefit obligations in excess of plan assets 2025	Pension plans with projected benefit obligations in excess of plan assets 2025	Pension plans with accumulated benefit obligations in excess of plan assets 2024	Pension plans with projected benefit obligations in excess of plan assets 2024
Projected benefit obligation	$173,846	$173,846	$156,096	$173,877
Accumulated benefit obligation	162,353	—	142,345	—
Fair value of plan assets	$93,315	$93,315	$75,843	$93,273
Net Periodic Benefit Cost
The Net Periodic Benefit Cost for the years ended June 30, 2025 and June 30, 2024 is $7.4 million and $7.7 million, respectively. The components of net periodic benefit cost for pension plans recognized in the Consolidated Statements of Operations are presented below:

(In thousands)	Years Ended June 30,
Total Company Pension Plans	2025	2024
Service cost	$11,864	$11,821
Interest cost	8,358	7,708
Expected return on plan assets	(8,366)	(7,091)
Amortization of prior service credit	(694)	(378)
Amortization of net gain	(4,485)	(4,377)
Settlements loss recognized	442	299
Curtailment loss (gain) recognized	324	(185)
Net periodic benefit cost	$7,443	$7,797

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Gains and Losses
The split of the gains and losses related to changes in the defined benefit obligation for the year into the various components is presented below:

	Years Ended June 30,
(In thousands)	2025	2024
Effect of changes in demographic assumptions	$81	$10
Effect of changes in financial assumptions	(4,494)	4,308
Effect of experience adjustments	1,887	141
Total (loss) gain	$(2,526)	$4,459
The reasons for the most significant gains and losses related to changes in the defined benefit obligation for the current year can be explained as follows:
-Effect of changes in demographic assumptions: loss mainly due to the change in mortality rates and turnover rates compared to prior year for employees of Japan, change in turnover rates compared to prior year for employees of Greece, partially offset by the demographic gain resulting from the change in mortality rates in Mexico.
-Effect of changes in financial assumptions: financial gain mainly due to the increase in discount rates applicable for the material countries with the exception of Switzerland, where there was an actuarial loss due to a decrease in discount rate, plus the financial gain resulting from the reduction in the salary increase rates as well the financial gain resulting from the reduction in the inflation rate and subsequently in the pension increase rate for the material countries.
-Effect of experience adjustments: loss mainly due to experience deviating from assumed development during the year.
Accumulated Other Comprehensive Income (“AOCI”)
The amounts recognized in AOCI (before tax) for the years ended June 30, 2025 and June 30, 2024 are as follows:

	Years Ended June 30,
(In thousands)	2025	2024
AOCI, beginning of year	$63,685	$61,347
Prior service cost recognized	(254)	3,967
Net loss (gain) arising during the year	9,234	3,982
Effect of exchange rates	6,202	(1,155)
Amortization of prior service cost included in net periodic benefit cost	(694)	(378)
Amortization and settlements included in net periodic benefit cost	(4,043)	(4,078)
AOCI, end of year	$74,130	$63,685
Additionally, the amounts recognized in the statements of Other Comprehensive Income (loss) relating to pension and other post-employment benefits excludes the impact of foreign currency translation adjustment before taxes amounting to $4.0 million and $0.0 million for the years ended June 30, 2025 and 2024, respectively.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Reconciliation of prior service cost (credit) is as follows:

	Years Ended June 30,
(In thousands)	2025	2024
Prior service cost, beginning of year	$(6,985)	$(3,468)
Amounts recognized as a component of net periodic benefit cost
Amortization	694	378
Total amount recognized as a component of net periodic benefit cost	694	378
Changes in plan assets and benefit obligations recognized in other comprehensive income
Plan amendments	254	(3,967)
Exchange rate adjustment	(760)	72
Prior service cost, end of year	$(6,797)	$(6,985)
Reconciliation of net (gain) loss is as follows:

	Years Ended June 30,
(In thousands)	2025	2024
Net gain, beginning of year	$(56,700)	$(57,879)
Amounts recognized as a component of net periodic benefit cost
Amortization	4,485	4,377
Effect of settlement	(442)	(299)
Total amount recognized as a component of net periodic benefit cost	4,043	4,078
Changes in plan assets and benefit obligations recognized in other comprehensive income
Liability experience	(2,526)	4,459
Asset experience	(6,694)	(8,626)
Effect of curtailment	(15)	185
Total amount recognized as a change in plan assets and benefit obligations	(9,235)	(3,982)
Exchange rate adjustment	(5,441)	1,083
Net gain, end of year	$(67,333)	$(56,700)
Pension Assumptions
The weighted-average assumptions used to determine the Company’s projected benefit obligation above are presented below:

	Total Company Pension Plans 2025	Total Company Pension Plans 2024
Discount rates	3.0%	3.1%
Salary increase rate	2.2%	2.5%
Cash balance interest credit rate	1.4%	1.6%
Pensions-in payment increase rate	1.2%	1.5%

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The weighted-average assumptions used to determine the Company’s net periodic benefit cost are presented below:

	Total Company Pension Plans 2025	Total Company Pension Plans 2024
Discount rates	3.1%	3.3%
Salary increase rate	2.5%	2.7%
Expected long-term rates of return on plan assets	4.2%	4.4%
Cash balance interest credit rate	1.6%	1.7%
Pensions-in payment increase rate	1.5%	1.5%
The mortality rates used are based on published statistics and experience relating to each country. In Switzerland, the mortality assumption used is the 'LPP/BVG2020 CMI 1.25%,' while in Germany, the mortality assumption is the 'Heubeck 2018 G' mortality table.
The Company’s investment policies and strategies for plan assets are to achieve the greatest return to maintain a level of liquidity that is sufficient to meet the need for timely payment of benefits. The goals of the investment managers include minimizing risk and achieving growth in principal value so that the purchasing power of such value is maintained with respect to the rate of inflation.
The pension plan’s return on assets is based on management’s expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the assets in which the plan is invested, as well as current economic and market conditions.
The asset allocation decision includes consideration of future retirements, lump-sum elections, growth in the number of participants, the Company’s contributions and cash flow. These actual characteristics of the plan place certain demands upon the level, risk and required growth of trust assets. Actual asset allocation is regularly reviewed and periodically rebalanced to the strategic allocation when considered appropriate.
The target asset allocations for the Company’s International pension plans as of June 30, 2025, and June 30, 2024, by asset category are presented below:

	% of Plan Assets as of June 30,
Total Company Pension Plans	2025	2024
Equity securities	47.0%	47.3%
Fixed income securities	36.9	37.1
Cash and other investments	16.1	15.6

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Fair Value of Plan Assets
The international pension plan assets that the Company measures at fair value on a recurring basis, based on the fair value hierarchy as described in the Summary of Significant Accounting Policies, as of June 30, are presented below:

(In thousands)
2025	Level 1	Level 2	Level 3	Total
Equity securities	$100,976	$—	$—	$100,976
Fixed income securities:
Corporate securities	79,354	—	—	79,354
Other:
Cash and cash equivalents	4,643	—	—	4,643
Insurance contracts and other	23,503	—	6,502	30,005
Total pension plan assets	$208,476	$—	$6,502	$214,978

(In thousands)
2024	Level 1	Level 2	Level 3	Total
Equity securities	$85,908	$—	$—	$85,908
Fixed income securities:
Corporate securities	67,316	—	—	67,316
Other:
Cash and cash equivalents	4,107	—	—	4,107
Insurance contracts and other	18,565	—	5,692	24,257
Total pension plan assets	$175,896	$—	$5,692	$181,588
The following is a description of the valuation methodologies used for plan assets measured at fair value:
Corporate securities
The fair values are based on a compilation of primarily observable market information or a broker quote in a non-active market. These investments are classified within Level 1 of the valuation hierarchy.
Cash and cash equivalents
The carrying amount approximates fair value, primarily because of the short maturity of cash equivalent instruments. These investments are classified within Level 1 of the valuation hierarchy.
Insurance contracts and other
Includes contracts issued by insurance companies and other investments that are not publicly traded. These investments are generally classified as Level 3 as there are neither quoted prices nor other observable inputs for pricing. Insurance contracts are valued at cash surrender value, which approximates the contract fair value. Other Level 3 plan assets include real estate and other alternative investment funds requiring inputs that cannot be readily derived from observable market data due to the infrequency with which the underlying assets trade.
The Company sponsors a defined benefit pension plan for all eligible Greek employees. Retirement benefits are provided based on employees’ years of service and earnings, or in accordance with applicable employee regulations. The pension plan is funded through an insurance contract with MetLife insurance company. The plan assets of the Greek plan are included in the Level 3 valuation.
In Germany, the insurance contracts include reinsurance contracts for one person based on employer and employee sponsored retirement benefits. The pension plans are funded through reinsurance contracts with Allianz

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
Lebensversicherungs-AG insurance company. The insurance contracts are valued at asset value (in German “Aktivwert”) provided by the insurance company. The plan assets are included in the Level 3 valuation.
The reconciliations of Level 3 plan assets measured at fair value is presented below:

(In thousands)
Total Company Pension Plans	Amount
Insurance contracts:
Fair value—June 30, 2023	$5,065
Return on plan assets	316
Purchases, sales and settlements, net	325
Transfer into (out of) Level 3	—
Effect of exchange rates	(14)
Fair value—June 30 2024	5,692
Return on plan assets	409
Purchases, sales and settlements, net	(278)
Transfer into (out of) Level 3	—
Effect of exchange rates	679
Fair value—June 30 2025	$6,502
Contributions
The Company expects to contribute approximately $12.9 million to its international pension plans during Fiscal Year 2026.
Estimated Future Benefit Payments
Expected benefit payments, which reflect expected future service, as appropriate, are presented below:

(In thousands)
Total Company Pension Plans	Expected benefit payments
2026	$19,492
2027	12,946
2028	12,808
2029	11,638
2030	13,518
2031 to 2035	$82,681
15.    DERIVATIVE INSTRUMENTS
Foreign Exchange Risk Management
The Company is exposed to foreign currency exchange fluctuations through its global operations. As a primary tool to centralize and manage intra group transactional currency exposure, the Company operates a monthly multi-currency netting program covering most of its markets. The Company may further reduce its net exposure to currency fluctuations through the use of derivative instruments and also by designating foreign currency denominated borrowings as hedges of net investments in foreign subsidiaries. The Company expects that through hedging, any gain or loss on the derivative instruments would generally offset the expected increase or decrease in the value of the underlying committed transactions. The Company may enter into foreign exchange forward contracts or cross-currency swaps, for which hedge accounting treatment is not currently applied. Financial derivative instruments such as forwards and swaps are marked-to-market using the current spot exchange rate as of

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
the end of each reporting period. The related changes in fair value are recorded in the financial statement line item other financial (expense) income, net in the Consolidated Statements of Operations. The Company does not enter into derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.
Hedging of Interest Rate Risk
The Company is exposed to interest rate fluctuations related to its variable rate debt instruments. The Company may reduce its exposure to fluctuations in the cash flows associated with changes in the variable interest rates by entering into offsetting positions through the use of derivative instruments, such as interest rate swap (“IRS”) contracts. The IRS contracts result in recognizing a fixed interest rate for the portion of the Company’s variable rate debt that was hedged. This hedging strategy reduces the negative and positive impact of changes in the variable rates and related volatility over the term of the contracts.
The table below shows the details of the pay-fixed, receive-floating interest rate swap contracts:

Effective Date	Maturity	Notional Amount (in millions)	Fixed Rate	Floating Rate
September 2022	August 2026	£150	3.77%	Overnight SONIA
September 2022	August 2026	€325	2.28%	6 Month EURIBOR
September 2022	August 2026	$50	3.41%	Overnight SOFR
February 2023	August 2025	€175	2.81%	6 Month EURIBOR
November 2022	August 2025	£125	4.37%	Overnight SONIA
February 2025	February 2026	€240	2.49%	6 Month EURIBOR
February 2025	February 2026	£140	3.86%	Overnight SONIA
February 2025	February 2026	$80	3.53%	Overnight SOFR
Hedge Accounting
Derivative financial instruments not designated as hedge instruments
Foreign exchange derivative instruments are recorded as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the Consolidated Balance Sheet and are measured at fair value. As noted earlier, hedge accounting is not applied. The derivative transactions did not have a significant impact on the Consolidated Statements of Operations.
As of June 30, 2025 and June 30, 2024 the Company had foreign exchange forwards contracts, not designated as hedging instruments, in the notional amounts of $147.6 million and $46.5 million, respectively.
Derivative financial instruments designated as hedge instruments
The Company has designated, on the dates the derivative contracts were entered into, its floating-to-fixed IRS contracts as hedges of forecasted transactions for the variability of cash flows (cash flow hedge) due to changes in the contractually specified interest rate.
As of June 30, 2025 and June 30, 2024 the Company had IRS contracts designated in the notional amounts of $1,566.6 million and $1,446.6 million, respectively.
During Fiscal Year 2025, interest rate swap contracts with notional amounts of €240 million, £140 million and $80 million matured. To maintain its interest rate risk profile, the Company entered into new interest rate swap contracts in the notional amounts of €240 million, £140 million and $80 million in February 2025.
The Company did not enter into any new interest rate swaps, and no designated IRS contracts matured during Fiscal Year 2024.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The accumulated (loss) gain on derivative instruments classified as cash flow hedges in AOCI, net of taxes, as of June 30, 2025 and June 30, 2024 amounted to $(2.0) million and $11.3 million respectively.
As of June 30, 2025, the estimated net gain (loss) related to these effective hedges that is expected to be reclassified from AOCI into earnings within the next twelve months is $0.8 million.
The effect of third-party derivatives designated as hedging instruments in other comprehensive income (loss) (“OCI”) is as follows:

(In thousands)	Years Ended June 30,
Loss recognized in OCI:	2025	2024
Interest rate swap contracts	$(16,670)	$(25,441)
Additionally, the amounts recognized in the statements of Other Comprehensive Income (loss) relating to net unrealized derivative loss on cash flow hedges, excludes the impact of foreign currency translation adjustment before taxes amounting to $1.1 million and $0.0 million for the years ended June 30, 2025 and 2024, respectively.
The amount of gains and losses reclassified from accumulated other comprehensive income to the Consolidated Statements of Operations related to the Company’s derivative financial instruments which are designated as hedging instruments is presented below:

(In thousands)	Years Ended June 30,
Interest rate swap contracts:	2025	2024
Other financial (expense) income, net	$8,922	$16,520
The fair value of derivative instruments and reporting location in the Consolidated Balance Sheet are as follows:

	Derivative Assets		Derivative Liabilities
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
(In thousands)		June 30, 2025		June 30, 2025
Derivatives designated as hedging instruments under ASC 815:
Interest rate swap contracts	Prepaid expenses and other current assets	$1,565	Other current liabilities	$892
Interest rate swap contracts	Other non-current assets	216		1,328
Total derivatives designated as hedging instruments under ASC 815		$1,781		$2,220
Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts		$108		$996
Total derivatives not designated as hedging instruments under ASC 815		108		996
Total derivatives		$1,889		$3,216
16.    LEASES
The Company’s leases are primarily real estate properties, including corporate offices and distribution facilities, to support the Company's manufacturing, research and development and distribution operations. The Company leases office facilities under non-cancellable operating leases with terms generally ranging between 10 and 25 years. Other leases include cars, logistics and IT equipment. Certain of the Company’s leases include variable rental payments that are dependent on Consumer Price index.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The following table provides additional information about the Company’s leases for the years ended June 30, 2025 and June 30, 2024:

(In thousands)
Lease cost:	June 30, 2025	June 30, 2024
Finance lease cost:	$1,972	$2,047
Amortization of right-of-use assets	1,839	1,827
Interest on finance lease liabilities	133	220
Operating lease cost	47,054	45,388
Short-term lease cost (i)	2,332	3,075
Variable lease cost	676	1,422
Sublease income	(2,244)	(1,973)
Total lease cost	$49,790	$49,959
Other information:
Operating cash flows from operating leases	$45,543	$44,972
Operating cash flows from finance leases	133	220
Financing cash flows from finance leases	1,897	1,793
Weighted-average remaining lease term - finance leases	1.0 year	1.9 year
Weighted-average remaining lease term - operating leases	4.7 years	4.6 years
Weighted-average discount rate - finance leases	5.3%	5.1%
Weighted-average discount rate - operating leases	7.6%	7.0%
__________________
(i)For Fiscal Years 2025 and 2024, included costs associated with certain non-lease expenses amounting to $11.1 million and $11.9 million respectively.
Future minimum lease payments for the Company’s leases as of June 30, 2025, are as follows:

(In thousands)
Future minimum lease payments(1)	Operating Leases	Finance Leases
2026	$43,721	$1,621
2027	33,122	155
2028	20,021	31
2029	11,160	—
2030	8,828	—
Thereafter	27,757	—
Total future lease payments	144,609	1,807
Less: imputed interest	(26,577)	(57)
Total lease liabilities	118,032	1,750
Current lease liabilities	36,459	1,572
Non-current lease liabilities	81,573	178
Total lease liabilities	$118,032	$1,750
__________________
(1)Excludes right-of-use assets or lease obligations not recognized for leases with an initial term of twelve months or less.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
17.    STOCK-BASED COMPENSATION
Management Equity Incentive Plan
On March 31, 2021, the Company adopted the Management Equity Incentive Plan (“MEIP”) which grants Strip Securities and/or RSUs to Senior Managers and Tier II Managers. Awards under the MEIP are linked to the equity of the Company.
Strip Securities
Strip Securities include a combination of Ordinary and Preference Shares of the Company. At the date of grant, the recipients of the Strip Security awards are required to pay a subscription price up front to participate in the Strip Securities. The subscription price for the shares purchased is the nominal value of the shares plus share premium. The nominal value plus share premium represents the fair value of Strip Securities. These awards are in substance early-exercised, equity-classified options and are accounted for in accordance with ASC 718, Compensation — Stock Compensation. Early-exercise is not considered substantive for accounting purposes and therefore the Company established a deposit liability for the initial investment of the subscription price.
For certain Senior Managers, Wella Operations US LLC provides non-recourse loans to finance part of the initial investment. The loans are collateralized by the shares financed by the loan, are interest bearing and can be settled at any time, at the discretion of the employee, on repurchase of the shares upon cessation of the employee’s employment or at the latest, on an Exit event. The combination of the non-recourse loans and the associated shares serving as collateral creates an arrangement that is economically equivalent to a share option. In substance, the loan's principal and accrued interest represent the exercise price of the option. As such, the arrangement is accounted for as a substantive grant of equity share options and is included in the fair value assessment of the awards. Upon initial issuance, the non-recourse loans are not recognized as additional paid-in capital, but rather reclassified to additional paid-in capital when the awards become probable of vesting.
For Tier II Managers, the relevant Tier II Manager’s employing entity provides a share matching program (or “Match Funded Bonus”), granting additional Ordinary Shares equal in value to the employee’s initial investment in Ordinary Shares. The Match Funded Bonus encourages ownership and further aligns the interest of key employees with those of our shareholders.
The Company holds repurchase call rights (the “Call Option”) in an event an employee leaves or is terminated, and consequently has the right, but not the obligation, to repurchase any and all Strip Securities from a leaving employee, therefore the service condition is non-substantive.
For the year ended June 30, 2025 and June 30, 2024, the Company recognized stock-based compensation expense related to the Strip Securities of awards which become probable of vesting upon terminations of $1.5 million and $0.3 million, respectively. The total unrecognized stock-based compensation expense as of June 30, 2025, related to the Strip Securities was $11.3 million, which is expected to be recognized when it becomes probable the Strip Securities will vest in full upon a termination or upon the occurrence of an Exit. After April 1, 2025, the awards of Strip Securities have been curtailed.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The Company’s outstanding Preference Shares for the years ended June 30, 2025, and 2024 was as follows:

	Number of shares (In thousands)	Weighted Average Exercise Price	Aggregate intrinsic value (In millions)
Outstanding as of July 1, 2023	18,567	$1.14
Granted	7,038	1.06
Exercised	(313)	1.14
Forfeited	(1,767)	1.12
Outstanding as of June 30, 2024	23,525	1.12	$—
Granted	939	1.10
Exercised	(1,780)	1.15
Forfeited	(2,082)	1.11
Outstanding as of June 30, 2025	20,602	$1.12	$—
The Company’s outstanding Ordinary Shares for the years ended June 30, 2025, and 2024 was as follows:

	Number of shares (In thousands)	Weighted Average Exercise Price	Aggregate intrinsic value (In millions)
Outstanding as of July 1, 2023	1,453	$1.07
Granted	34	25.02
Exercised	(29)	0.87
Forfeited	(141)	0.97
Outstanding as of June 30, 2024	1,317	1.70	$42
Granted	29	31.50
Exercised	(137)	1.38
Forfeited	(114)	1.91
Outstanding as of June 30, 2025	1,095	$2.53	$32
In determining the fair value of the Strip Securities, the Black-Scholes-Merton option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates were as follows:

Round	Fiscal Year 2025	Fiscal Year 2024
Risk-free interest rate (in %)(1)	3.5 - 4.2	3.9 - 4.5
Expected dividend yield (in %)(2)	—	—
Volatility (in %)(3)	15.2 - 22.1	16.6 - 30.8
Expected time until exercise (in years)(4)	1.2 - 1.8	2.0 - 3.0
Fair value of underlying preferred stock (in USD)(5)	1.05 - 1.12	1.07 - 1.10
Fair value of underlying ordinary shares (in USD)(5)	33.5	37.5
__________________
(1)Risk-free interest rate was estimated by interpolating the yields of US Government Bonds with maturities closest to the expected term of the options.
(2)Expected dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.
(3)Volatility of the underlying ordinary shares during the lives of the Strip Securities was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the Strip Securities. An adjustment for leverage, industry and size has been made.
(4)Expected time until exercise is based on the vesting schedule and expected Exit.
(5)The estimated fair value of underlying shares was determined based on a valuation with the assistance of a third-party appraiser.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
CEO Strip Securities
On January 21, 2025, the Company’s CEO resigned. In connection with the CEO’s cessation of employment, the Company agreed to repurchase these awards at an amount higher than the original subscription cost. The terms and conditions of the CEO Strip Securities included a substantive time-based vesting schedule; consequently, the Company has recognized stock-based compensation expense of $2.4 million prior to the cessation date, of which $0.1 million and $0.3 million was recognized in the periods ended June 30, 2025, and 2024, respectively. At the date of cessation, an additional stock-based compensation expense of $4.6 million was recognized due to the modification and settlement of the award. The CEO Strip Securities were classified as equity and measured based on the grant date fair value calculated using the Black-Scholes-Merton option pricing model.
Restricted Stock Units
On June 21, 2022, the 2022 RSU Management Equity Incentive Plan (“2022 RSU Plan”) was adopted as part of the MEIP. The 2022 RSU Plan was amended on June 12, 2025, when the Company adopted the 2025 RSU Management Equity Incentive Plan (“2025 RSU Plan”). Under both the 2022 RSU Plan and the 2025 RSU Plan, the Company may award RSU’s to Senior Managers and Tier II Managers.
On June 21, 2022, the Company also adopted an RSU Management Equity Incentive Plan for Board of Directors. This was amended on June 12, 2025.
For the year ended June 30, 2025, and June 30, 2024, the Company did not recognize any compensation expense related to the RSU awards, as no awards were vested or were settled during the periods. The total unrecognized RSU compensation expense as of June 30, 2025, was $43.5 million, which is expected to be recognized upon the occurrence of an Exit.
The following table summarizes restricted stock activity for the years ended June 30, 2025, and 2024:

	Number of RSUs over Ordinary Shares (In thousands)	Weighted-Average Grant Date Fair Value	Number of RSUs over B Preference Shares (In thousands)	Weighted-Average Grant Date Fair Value
Unvested at July 1, 2023	384	$26.15	175	$1.07
Granted	706	35.07	881	1.09
Vested	—	—	—	—
Forfeited	(34)	26.42	—	—
Unvested at June 30, 2024	1,056	32.10	1,056	$1.08

	Number of RSUs over Ordinary Shares (In thousands)	Weighted-Average Grant Date Fair Value	Number of RSUs over B Preference Shares (In thousands)	Weighted-Average Grant Date Fair Value
Unvested at July 1, 2024	1,056	$32.10	1,056	$1.08
Granted	325	32.54	439	1.09
Vested	—	—	—	—
Forfeited	(92)	28.29	—	—
Unvested at June 30, 2025	1,289	$32.48	1,495	$1.09
Briogeo
In connection with the fiscal year 2022 acquisition of Briogeo, the Company granted stock-based compensation awards to an executive of the acquired business. These awards were measured at fair value on the grant date and are recognized as compensation expense over the requisite service period. The Company incurred $9.1 million and

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
$10.0 million in stock-based compensation expense for the years ended June 30, 2025, and 2024, respectively. The equity compensation awards fully vested in May 2025.
The Company presents stock-based compensation expense in other expenses, net, and selling, general and administrative expenses on the Company’s Consolidated Statements of Income and Comprehensive Income. Management did not recognize income tax benefit on stock-based compensation expense for the periods ended June 30, 2025, and 2024.
The following table summarizes stock-based compensation expense for the years ended June 30, 2025, and 2024:

	Years Ended June 30,
(In thousands)	2025	2024
Selling, general and administrative expenses	$(15,327)	$(10,565)
Stock-based compensation expense	$(15,327)	$(10,565)
18.    COMMITMENTS AND CONTINGENCIES
Legal Matters
The Company is involved, from time to time, in various litigation, administrative and other legal proceedings, including consumer individual or collective actions, personal injury, intellectual property, competition, compliance and advertising claims litigation and disputes, among others (collectively, “Legal Proceedings”). Whilst the Company cannot predict any final outcomes relating thereto, management believes that the outcome of current Legal Proceedings will not have a material effect upon its business, prospects, financial condition, results of operations or cash flows. When a loss in relation to such proceedings is both probable and can be reliably estimated, the Company has recorded a provision in its Consolidated Balance Sheet. However, management’s assessment of the Company’s current Legal Proceedings is ongoing and could change in light of the discovery of additional facts with respect to Legal Proceedings not presently known to the Company, further legal analysis, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings.
Guarantees
In the ordinary course of business, the Company enters into arrangements that are supported by bank-issued guarantees, primarily related to long-term real estate lease agreements and other commercial contracts. These guarantees typically secure the performance or payment obligations of the Company or its subsidiaries under lease and service agreements.
As of June 30, 2025 and 2024, the Company had outstanding bank guarantees of $3.8 million and $2.9 million, respectively. These guarantees, which generally have terms ranging from approximately 3 to 11 years, would require payment only upon default by the lessees. The Company is not able to reasonably estimate the maximum potential amount of future payments that could be required under these bank guarantees as no such defaults occurred in prior years, the likelihood of payment is considered remote, and accordingly, no liabilities have been recognized in the Consolidated Financial Statements.
Other Contingencies
On February 14, 2023, the Company announced the launch of a broad employee incentive plan called “We own our way” (the “Plan”). The purpose of the Plan is to provide eligible employees with an incentive payment, based on the performance of the Company. The incentive payment amount will be determined and paid to eligible and active employees only upon the occurrence of an exit event, including an IPO, by KKR Stockholder from the Company’s shareholding, subject to the terms and conditions of the Plan. All permanent employees who have been employed for a period of at least 90 days prior to the Exit are eligible, with the exception of senior management otherwise participating in an equity or equity-based incentive plan. The Plan’s terms and conditions, including participation,

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
incentive amount and timing, may be amended at any time and at the discretion of the Company. The Company may terminate the Plan at its sole discretion.
As of June 30, 2025, the performance conditions associated with the Plan are not considered probable and the amount of incentive payment cannot be reliably estimated. Accordingly, no expense or liability has been recognized in the Consolidated Financial Statements.
Other Commitments
As of June 30, 2025, the aggregate future minimum non-cancelable contractual purchase obligations, related to direct and indirect purchases, as well as IT service contracts were as follows:

(In thousands)
Fiscal Year Ending June 30,	Purchase Obligations
2026	$26,691
2027	26,438
2028	15,039
2029	821
2030	—
Thereafter	—
Total	$68,989
19.    RELATED PARTY TRANSACTIONS
As of June 30, 2025, KKR Stockholder and Coty respectively own a 74.2% and 25.8% stake in the Company. As a result, both KKR Stockholder and Coty are considered related parties due to their ownership interest in the Company.
For the years ended June 30, 2025, and 2024, the Company recorded related party transactions within the following on the Consolidate Statement of Operations:

	Years Ended June 30,
(In thousands)	2025	2024
Cost of sales	$(1,276)	$(1,685)
Selling, general and administrative expenses	(3,390)	(9,484)
Other expenses, net	(15,137)	(23,670)
Interest income, net	51	37
Relationship with Shareholders
The Company’s Term Loan Facility is a syndicated loan facility with a group of lenders that includes an affiliate of KKR Stockholder. For additional details relating to this agreement, refer to Note 12 - Long-Term Debt. Additionally, the Company has certain consulting and advisory service agreements with affiliates of KKR Stockholder.
The Company was a party to certain global transitional service agreements with Coty. The Company terminated all its transitional service agreements with the last one relating to Brazil on January 31, 2024.
20.    REDEEMABLE PREFERRED STOCK AND REDEEMABLE NON-CONTROLLING INTEREST
Redeemable preferred shares of the Company represents the issued and outstanding shares of Series A1 and Series B as of June 30, 2025, and June 30, 2024. By virtue of control exercised by the Shareholders over the Board of Directors, the preference shares are assumed to be redeemable by the Shareholders, and the corresponding capital amount is presented as redeemable preferred stock in mezzanine equity in the Consolidated Balance Sheet.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
The following table summarizes the redeemable preferred stock information as of June 30, 2025:

(Amounts and shares in thousands)	Authorized Shares	Issued and Outstanding Shares	Carrying Value
Series A1 Redeemable Preferred Stock	50,000,000	152,185	$373,474
Series B Redeemable Preferred Stock	49,984,416	1,231,843	1,811,314
	99,984,416	1,384,028	$2,184,788
The following table summarizes the redeemable preferred stock information as of June 30, 2024:

(Amounts and shares in thousands)	Authorized Shares	Issued and Outstanding Shares	Carrying Value
Series A1 Redeemable Preferred Stock	50,000,000	152,185	$364,171
Series B Redeemable Preferred Stock	49,993,735	1,225,806	1,668,907
	99,993,735	1,377,991	$2,033,078
Preferred Stock Rights and Preferences
The rights and preferences associated with the Company’s Series A1 and Series B redeemable preference shares are summarized as follows:
Dividend Rights
Series A1 Redeemable Preference shares carry a 6% cumulative annual dividend on their issue price, and Series B Redeemable Preference shares carry an 8% cumulative annual dividend on their issue price. Dividends on both series (excluding B2 Redeemable Preference shares) accrue daily from the date of issuance and are compounded annually. Dividends on the B2 Redeemable Preference shares accrue daily from December 30, 2020. No dividends on the preferred stock are payable unless and until the shares are redeemed.
Voting Rights
Series A1 and Series B Preferred shareholders have no voting rights except for certain protective provisions. All general voting power remains with the ordinary shareholders.
Redemption Rights
The Series A1 and Series B Preference shares are redeemable at the option of the Company. However, as the Company’s controlling shareholders hold the majority of the Preference shares and have the power to direct the Board’s decisions, the shares are deemed redeemable at the shareholders’ election. The Company’s Board of Directors may, at any time, elect to redeem some or all the Series A1 and Series B shares on a pro rata basis by providing advance written notice to the shareholders. The redemption price for each share of Series A1 or B is equal to the share’s initial issue price and any accrued and unpaid dividends up to the redemption date. There are no fixed redemption dates or mandatory redemption schedules for either series. The Company recognizes changes in the redemption value of the redeemable preferred shares and adjusts the carrying amount to equal the redemption value at the end of each reporting period.
Liquidation
The Series A1 and B Preference shares have a senior liquidation preference over the ordinary shares. Upon a liquidation, dissolution, or winding up of the Company, Series A1 Preferred shareholders are entitled to receive, out of the available assets, the return of the full original issue price of their shares plus any accrued and unpaid Series A1 dividends before any distribution is made to Series B or ordinary shareholders. After the Series A1 preference is satisfied in full, Series B Preferred shareholders are next entitled to receive their full original issue price plus any accrued unpaid Series B dividends before any distribution to ordinary shareholders. Any residual

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
assets after satisfying the full preferences of both Series would be available for pro rata distribution to ordinary shareholders.
Redeemable Non-controlling Interest
The redeemable non-controlling interest consists of A1 Preference and B1 Preference shares issued by one of the Company’s consolidated subsidiaries. The Company may, at its option and at any time, redeem any or all outstanding redeemable preference shares of the subsidiary. In the event of redemption, the terms of the preferred stock require a proportionate pro-rata redemption among the holders. On that basis, the preferred stock issued by the subsidiary that are held by the non-controlling interest holder are deemed redeemable NCI.
Series A1 Redeemable Preference shares accrue a cumulative annual dividend at a rate of 6% of the issue price, and Series B Redeemable Preference shares accrue a cumulative annual dividend at a rate of 8% of the issue price. Dividends on both series accrue daily from the date of issuance (excluding B2 Redeemable Preference shares), are compounded annually, and are payable only upon redemption of the respective shares or liquidation. Dividends on the B2 Redeemable Preference shares accrue daily from December 30, 2020. Holders of Series A1 and Series B Redeemable Preference Shares have no general voting rights. The redeemable preference shares accrue cumulative dividends at stated contractual rates.
Upon any liquidation, dissolution, or winding up of the Company, Series A1 Redeemable Preferred shareholders are entitled to receive the full original issue price of their shares plus any accrued and unpaid Series A1 dividends before any distribution to Series B Preferred or ordinary shareholders. Series B Redeemable Preferred shareholders are then entitled to receive their full original issue price plus any accrued and unpaid Series B dividends prior to any further distribution.
The change in the carrying value of the redeemable non-controlling interest for the years ended June 30, 2025, was as follows:

(In thousands)	Redeemable non-controlling interest
Balance as of June 30, 2023	$652,062
Net income attributable to redeemable non-controlling interest	46,912
Balance as of June 30, 2024	$698,974
Net income attributable to redeemable non-controlling interest	50,742
Balance as of June 30, 2025	$749,716

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
21.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following tables present changes in the accumulated balances for each component of other comprehensive income (loss), including current period other comprehensive income (loss) and reclassifications out of accumulated other comprehensive income (loss):

(In thousands)	Foreign currency translation adjustment	Net unrealized derivative loss on cash flow hedges	Pension and other post-employment benefits	Total
Accumulated other comprehensive (loss) income, net of tax, as of July 1, 2024	$(116,398)	$11,300	$44,683	$(46,838)
OCI before reclassifications	25,670	(8,678)	10,493	27,485
Amounts reclassified from AOCI	-	(4,644)	(5,535)	(10,179)
Net current period other comprehensive income (loss)	25,670	(13,322)	4,958	17,306
Less: Accumulated other comprehensive income (loss) attributable to non-controlling interest, net of tax(1)	-	-	-	4,316
Accumulated other comprehensive (loss) income, net of tax, as of June 30, 2025	$(90,728)	$(2,022)	$49,641	$(33,848)

(In thousands)	Foreign currency translation adjustment	Net unrealized derivative loss on cash flow hedges	Pension and other post-employment benefits	Total
Accumulated other comprehensive (loss) income, net of tax, as of July 1, 2023	$(77,193)	$30,380	$42,257	$(4,556)
OCI before reclassifications	(39,205)	(11,568)	5,521	(45,252)
Amounts reclassified from AOCI	—	(7,512)	(3,095)	(10,607)
Net current period other comprehensive income (loss)	(39,205)	(19,080)	2,426	(55,859)
Less: Accumulated other comprehensive income (loss) attributable to non-controlling interest, net of tax(1)	—	—	—	(13,577)
Accumulated other comprehensive (loss) income, net of tax, as of June 30, 2024	$(116,398)	$11,300	$44,683	$(46,838)
__________________
(1)A change in the total accumulated other comprehensive income (loss) includes other comprehensive income (loss) attributable to the non-controlling interest for the Fiscal Years 2025 and 2024.
22.    SUBSEQUENT EVENTS
The Company evaluated the effect of events and transactions subsequent to the consolidated balance sheet date of June 30, 2025, through April 17, 2026, the issuance date of the Consolidated Financial Statements.
In December 2025, Coty sold its remaining 25.8% stake in the Company to an investment entity owned by investment funds and vehicles (“Additional KKR Funds”) managed or sponsored by one or more subsidiaries of KKR & Co. Inc. and its affiliates and certain affiliates of Coty. Per the terms of the transaction, such affiliates of Coty received cash consideration and are entitled to 45% of any distributions by such investment entity, after such Additional KKR Funds’ preferred return has been satisfied.
In February 2026, the Company announced the appointment of a new chief executive officer, effective from April 2, 2026.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
RAINBOW CAPITAL GROUP LIMITED
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(in thousands)

	For the Year Ended June 30, 2025
	Balance at beginning of period	Additions (deductions) charged to costs and expenses	Charged to Other Accounts	Deductions	Balance at end of period
Valuation allowance on credit and operating loss carryforwards and other net deferred tax assets	$154,868	$29,157	$20,379	$(2,820)	$201,584

	For the Year Ended June 30, 2024
	Balance at beginning of period	Additions (deductions) charged to costs and expenses	Charged to Other Accounts	Deductions	Balance at end of period
Valuation allowance on credit and operating loss carryforwards and other net deferred tax assets	$71,521	$86,425	$(704)	$(2,374)	$154,868

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83

                   Shares
The Wella Company
Common Stock

PROSPECTUS

(listed alphabetically)

BofA Securities	Goldman Sachs & Co. LLC	KKR

, 2026
Through and including                 , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee and the stock exchange listing fee.

($ in thousands)
SEC registration fee	$ *
FINRA filing fee	*
Stock exchange listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	$ *
__________________
*To be completed by amendment.
Item 14. Indemnification of Directors and Officers
Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. In addition, any such provision may not limit or eliminate the liability of any officer in any action by or in the right of the corporation, including any derivative claims. Our amended and restated certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an “officer” (as defined in Section 145(c)(1) of the DGCL) or

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
Our amended and restated bylaws will provide that we must generally indemnify our directors and officers to the full extent authorized by the DGCL and generally advance expenses incurred by our directors and officers as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our directors and executive officers, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The indemnification and advancement rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.
Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15. Recent Sales of Securities
None.
Item 16. Exhibits and Financial Statement Schedules
(a)Exhibits.
See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
(b)Financial Statement Schedules.
Schedule II – Valuation and Qualifying Accounts and Reserves
Item 17. Undertakings.
(1)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(2)The undersigned Registrant hereby undertakes that:
(A)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(B)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*
3.2	Form of Amended and Restated Bylaws of the Registrant*
4.1	Specimen Stock Certificate evidencing shares of Common Stock*
4.2	Registration Rights Agreement*
5.1	Opinion of Simpson Thacher & Bartlett LLP*
10.1	Form of Stockholders Agreement*
10.2	Amended and Restated Senior Facilities Agreement, dated as of February 21, 2025, among Rainbow UK HoldCo Limited, Rainbow UK Bidco Limited, Rainbow Finco S.à r.l., Wella Operations US LLC, Wella Treasury Limited, the lenders party thereto, Kroll Agency Services Limited, as Facility Agent, Kroll Trustee Services Limited, as Security Agent, and the other parties party thereto from time to time*
10.3	2026 Wella Company Annual Incentive Plan†*
10.4	2025 RSU Management Equity Incentive Plan – RSU Plan Rules (All Managers)†*
10.5	2022 RSU Management Equity Incentive Plan – RSU Plan Rules (All Managers), as amended†*
10.6	2022 RSU Management Equity Incentive Plan – RSU Plan Rules (Bidco Board), as amended†*
10.7	Form of RSU Certificate in relation to units of Wella Lux Manco S.C.Sp under the 2025 RSU Management Equity Incentive Plan – RSU Plan Rules (All Managers)†*
10.8	Form of RSU Certificate in relation to units of Wella Lux Manco 2 S.C.Sp under the 2025 RSU Management Equity Incentive Plan – RSU Plan Rules (All Managers)†*
10.9	Form of RSU Certificate in relation to units of Rainbow Capital Group Limited under the 2025 RSU Management Equity Incentive Plan – RSU Plan Rules (All Managers)†*
10.10	Form of RSU Certificate in relation to units of Wella Lux Manco S.C.Sp under the 2022 RSU Management Equity Incentive Plan – RSU Plan Rules (Bidco Board)†*
10.11	Form of RSU Certificate in relation to units of Wella Lux Manco 2 S.C.Sp under the 2022 RSU Management Equity Incentive Plan – RSU Plan Rules (Bidco Board)†*
10.12	Form of RSU Certificate in relation to units of Rainbow Capital Group Limited under the 2022 RSU Management Equity Incentive Plan – RSU Plan Rules (Bidco Board)†*
10.13	Form of RSU Certificate in relation to units of Wella Lux Manco S.C.Sp under the 2022 RSU Management Equity Incentive Plan – RSU Plan Rules (All Managers)†*
10.14	Form of RSU Certificate in relation to units of Wella Lux Manco 2 S.C.Sp under the 2022 RSU Management Equity Incentive Plan – RSU Plan Rules (All Managers)†*
10.15	Form of RSU Certificate in relation to units of Rainbow Capital Group Limited under the 2022 RSU Management Equity Incentive Plan – RSU Plan Rules (All Managers)†*
10.16	Form of 2026 Equity Incentive Plan†*
10.17	Form of 2026 Employee Stock Purchase Plan†*
10.18	Offer Letter between Wella Operations US LLC and Calvin McDonald, dated January 29, 2026, as amended March 9, 2026†*
10.19	Letter of Appointment between Rainbow Capital Group Limited, Rainbow UK Bidco Limited and Glenn Murphy, dated January 31, 2023†*
10.20	First Amendment to Letter of Appointment between Rainbow Capital Group Limited, Rainbow UK Bidco Limited and Glenn Murphy, dated January 31, 2025†*
10.21	Second Amendment to Letter of Appointment between Rainbow Capital Group Limited, Rainbow UK Bidco Limited and Glenn Murphy, dated February 10, 2026†*
10.22	Offer Letter between Wella Operations US LLC and Frank Smalla, dated March 2, 2023, as amended on February 27, 2026 and , 2026†*
10.23	Commuting Agreement between Wella Operations US LLC and Frank Smalla, dated February 27, 2026†*

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description
10.24	Employment Agreement between Wella International Operations Switzerland Sàrl and Hugo Kunetz, dated , 2026†*
10.25	Offer Letter between Wella Operations US LLC and Yannis Rodocanachi, dated August 26, 2021†*
10.26	Offer Letter between Wella Operations US LLC and Mallory Martino, dated September 25, 2025, as amended on , 2026†*
10.27	Form of Director and Executive Officer Indemnification Agreement*
21.1	Subsidiaries of the Registrant*
23.1	Consent of Deloitte & Touche LLP* (with respect to The Wella Company)
23.2	Consent of Deloitte & Touche LLP* (with respect to Rainbow Capital Group Limited)
23.3	Consent of Deloitte SA* (with respect to Rainbow Capital Group Limited)
23.4	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*
24.1	Power of Attorney (included in signature pages of this Registration Statement)*
107	Filing Fee Table*
__________________
*To be filed by amendment.
†Compensatory arrangements for director(s) and/or executive officer(s).

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on                          , 2026.

The Wella Company

By:
Name:
Title:

Confidential Treatment Requested by The Wella Company
Pursuant to 17 C.F.R. Section 200.83
POWER OF ATTORNEY
KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Glenn K. Murphy, Calvin McDonald and Frank H. Smalla and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of the registrant, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable the registrant to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                      , 2026.

Signature	Title

Chief Executive Officer and Director (principal executive officer)
Calvin McDonald

Chief Financial Officer and Chief Operating Officer (principal financial officer)
Frank H. Smalla

Senior Vice President, Global Corporate Finance (principal accounting officer)
Robert Anderson

Executive Chair and Director
Glenn K. Murphy

Director
Sir Roger Carr

Director
Lea-Sophie Cramer

Director
Nancy Ford

Director
Dorothy F. (Fara) Howard

Director
Malaika L. Myers

Director
Jodi Taylor